SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2006 Commission File Number: 1-31402

CAE INC. (Name of Registrant)

8585 Cote de Liesse Saint-Laurent, Quebec Canada H4T 1G6 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date:	May 29, 2006	By: /s/ Hartland J. Paterson
Name: Hartland J. Paterson
Title: Vice President Legal, General Counsel
and Corporate Secretary

3.	Solicitation of Proxies

3.	Appointment and Revocation of Proxies

3.	Voting of Proxies

3.	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

4.	Voting Shares and Principal Holders Thereof

4.	Shareholders Entitled to Vote

4.	Election of Directors

10	Appointment of Auditors

10	Special Business of the Meeting

11	Report on Executive Compensation

11	Compensation Philosophy

11	Review and Approval

11	Base Salary

11	Annual Short-Term Incentive Awards

11.	Long-Term Incentive Awards

12.	Stock Options

13.	Long Term Incentive Deferred Share Unit Plans

13.	Fiscal 2004 Plan

13.	Fiscal 2005 Plan

13.	Restricted Share Unit Plan

14.	Deferred Share Unit Plan

14.	Executive Share Ownership Policy

14.	Determination of the President and Chief Executive Officer’s Compensation

14.	Short-Term Incentive Awards Program

14.	Long-Term Incentive Awards Program

14.	Indebtedness of Directors and Management

15.	Human Resources Committee Interlocks and Insider Participation

15.	Performance Graph

16.	Executive Compensation

16.	Summary Compensation Table

18.	Pension Benefits

19.	Agreements with Executive Officers

19.	Compensation of Directors

20.	Directors’ and Officers’ Liability Insurance

20.	Interest of Informed Persons in Material Transactions

20.	Management Contracts

20.	Auditor Independence

21.	Other Matters

21.	Shareholder Proposals

21.	General Information

22.	Appendix A – Statement of Corporate Governance Practices

28.	Appendix B – Summary of the Principal Terms of the Rights Plan

32.	Appendix C – Rights Plan Resolution

33.	Appendix D – CAE Inc. Board Mandate

1 Corporate Profile

1 2006 Financial Highlights

3 Chairman’s Message

5 Message to Shareholders

11 Simulation Products/Civil

13 Training and Services/Civil

15 Training and Services/Military

17 Simulation Products/Military

18 CAE Presence Worldwide

21 Community Involvement

22 Outreach

23 Environment

25 Management Discussion and Analysis

71 Management&#146s Statement of Responsibility and Auditors’ Report

72 Consolidated Financial Statements

75 Notes to Consolidated Financial Statements

115 Board of Directors and Officers

116 Shareholder and Investor Information

C O R P O R ATE PROFILE

CAE is a world-leading provider of simulation and modelling technologies for civil aviation and military customers. With annual re v e n u e s o f m o re than C$1 billion, the Company operates in 19 countries around the world. CAE has sold nearly 700 simulators and training devices to airlines, aircraft manufacturers, training centres and defence forces for air and ground purposes in more than 40 countries. Wi t h o v e r 100 full-flight simulators in more than 20 aviation training centres serving approximately 3,500 airlines, aircraft operators a n d m a n u f a c t u rers across the globe, CAE is a world leader in aviation, maintenance and crew training services. CAE licences its simulation s o f t w a re to various market segments and has a professional services division assisting customers with wide-ranging simulation-based needs.

2006 FINANCIAL HIGHLIGHTS
(amounts in	millions, except per share amounts)		2 0 0 6	2 0 0 5	2 0 0 4

Operating	re s u l t s
Continuing operations
R e v e n u e			1 , 1 0 7 . 2	9 8 6 . 2	9 3 8 . 4
E a rnings (loss)			7 0 . 9	( 3 0 4 . 7)	4 7 . 4
Net earnings (loss)			6 4 . 9	( 1 9 9 . 9)	6 4 . 0

Financial position
Total	assets		1 , 7 1 6 . 1	1 , 6 9 9 . 7	2 , 3 0 8 . 7
Total	debt, net	of cash	1 9 0 . 2	2 8 5 . 8	5 2 9 . 6

Per share
E a rnings (loss)		from continuing operations	0 . 2 8	( 1 . 2 3)	0 . 2 0
Net earnings (loss)			0 . 2 6	( 0 . 8 1)	0 . 2 7
D i v i d e n d s			0 . 0 4	0 . 1 0	0 . 1 2
S h a reholders’ equity			2 . 7 0	2 . 6 4	3 . 9 4

CAE ANNUAL REPORT 2006 _ 1

CHAIRMAN’S MESSAGE

On behalf of the Board I am pleased to report considerable progress during the past year at CAE. A number of initiatives are well underway aimed at sustaining the Company’s position as a world leader in simulation, modelling and training services, while ensuring that it becomes a more efficient enterprise.

Under Chief Executive Robert Brown’s leadership, your Company is successfully executing the restructuring plan that was announced early in 2005. These efforts have produced a strengthened balance sheet with considerably less debt, increasingly streamlined business processes, a more consolidated global footprint, and a workforce whose considerable talents are aligned with specific strategic and financial targets. This progress would not have been possible without the commitment and support of CAE’s executives, managers, and employees around the world.

Richard J. Currie, O.C.C., a member of CAE’s Board since 2001, will not be standing for re-election this year. We wish to extend our sincere gratitude and appreciation to Mr. Currie for his outstanding contribution to the development of the Company during this transformation period.

Robert Lacroix, O.C., Ph.D., a professor of Economics at the University of Montreal, was appointed to the Board in December 2005. Having served as Rector of the University from 1998 until 2005, Dr. Lacroix is an acknowledged expert on the economics of technological progress and innovation. We welcome Dr. Lacroix to the Board.

With a more streamlined structure and a keen focus on developing leading-edge technology, CAE is well positioned to take advantage of growth in the global civil aerospace industry, as well as new opportunities in the military market.

We are grateful for the confidence, trust and continued support of all those with a stake in the Company’s ongoing success.

L. R. Wilson Chairman of the Board May 17, 2006

CAE ANNUAL REPORT 2006 _ 3

Robert E. Brown
President and
Chief Executive
Officer

MESSAGE TO SHAREHOLDERS

This year has been one of transition and tremendous change at CAE as we moved to establish a solid foundation for shareholder value in the future. While our efforts through the transition phase continue, we have made considerable progress. CAE’s balance sheet has been strengthened, our restructuring plans are on track, investments have been made to consolidate and improve upon our technological leadership, and all this, while generating positive free cash flow.

These important milestones could not have been reached without the dedication, commitment and re-engagement of our employees.

Our success, as the theme of this Annual Report points out, begins and ends with the people who work at CAE.

IMPROVED FINANCIAL POSITION, NEW ACCOUNTABILITY

We have made key strides in restoring the health of our balance sheet, resulting in greater financial flexibility for the future. To help us more effectively manage the business, we began reporting our financial results in four different segments: Simulation Products/Civil, Training and Services/Civil, Simulation Products/Military and Training and Services/Military. This segmentation reflects the healthy diversification of our business, aligning us with successful aerospace companies around the world. Each segment is now accountable for meeting performance objectives around its own P&L responsibility and balance sheet. To further bolster our new structure, we introduced key members of management including Marc Parent, Group President, Simulation Products; Suzanne Roy, Vice President, Program and Product Management and Customer Services; and François Chagnon, who heads our Global Strategic Sourcing group.

CAE is now generating free cash flow, a key indicator of the quality of a company’s earnings. We have reduced net debt by $95.6 million to

$190.2 million compared to $285.8 million at the end of fiscal year 2005, while significantly improving our working capital position.

STREAMLINING OUR PROCESSES

We have streamlined the processes by which we design, develop, manufacture, deliver and maintain CAE’s leading-edge technology. In Montreal, Canada, we reduced the footprint of our manufacturing facilities by more than 10%, bringing work that had formerly taken place in adjacent facilities back into the main plant. We also completely reorganized the flow of work within this facility, increasing synergy and efficiencies while reducing costs.

Through our new global sourcing strategy, we reduced the cost of our bill of material. Continuous improvement programs such as Kaizen workshops have been successful in driving down our manufacturing cycle times. By instituting a strict change-control process and standardizing our approach to simulator development, we achieved our goal of reducing the time required to build and deliver an Airbus A320 full-flight simulator to within 14 months from 18-20 months. We now intend to apply these new processes to the manufacturing of other civil simulator platforms.

CAE ANNUAL REPORT 2006 _ 5

NEW SYNERGIES

We are continually developing new synergies between our Military and Civil groups. For instance, commercial-off-the-shelf technologies developed as part of CAE’s military simulation tools are now finding their way into our civil simulation products as well.

Within our network of aviation training centres, we are redeploying simulators to maximize their utilization as well as consolidating our footprint, closing several centres in the US and in Europe. In order to bring CAE’s people closer to customers and to reduce our overhead costs, we eliminated a layer of management at the regional level. And recently, we decided to implement Six Sigma in the Civil Training business to provide us with standardized processes and consistent service across our global network.

These changes have allowed us to reach our goal of $14 million in cost savings in fiscal year 2006. As indicated at the announcement of our restructuring in February 2005, we continue to expect this to rise to $30 million in fiscal year 2008.

CONTINUING TO FOCUS ON CUSTOMERS

While improving productivity during our restructuring, we continued to listen carefully to our customers, increasing the level of personal contact with them to fully understand their priorities. As a result, we are meeting market needs by developing new ways to provide high-quality technological solutions at a lower cost.

EMPLOYEE ENGAGEMENT ON THE RISE

During this year of transition, we emphasized that employees are our greatest asset. Improving morale and building employee engagement have been a key focus. We have increased the level of communication throughout the organization, improving employee access to senior management and aligning all efforts along the same priorities. Changes to the Employee Stock Purchase Plan have facilitated employee ownership of Company stock. I’m pleased to report that a recent survey has shown a good improvement in employee engagement compared to a year ago.

60 YEARS OF INNOVATION

CAE will celebrate its 60th anniversary in March 2007. Our legacy and our future depend on the continued innovation, commitment and strength of our people. The real potential of CAE is realized by unlocking the unique technologies and capabilities that reside within the Company. Our $630-million R&D program, Project Phoenix, is intended to do just that. We will enhance our existing portfolio of products and training solutions through innovations that continue to lead the industry and set new standards for safety and efficiency.

MOVING FORWARD

Looking to the future, we will continue to strengthen our financial position while consolidating and improving on gains from restructuring. We also plan to capitalize on the continued upturn in the world’s aerospace industry. Leveraging our full spectrum of products and services, we are addressing the needs of non-traditional as well as newly emerging markets such as China and India. We will also continue to make efforts to re-engage our employees.

I want to thank all CAE employees whose work and dedication allowed us to manage this challenging year of transition with little disruption to customers. I wish to express my appreciation, too, for their continued generosity and involvement in the community. Through programs such as United Way/Centraide, and an emergency appeal to help our colleagues in Biloxi affected by Hurricane Katrina, the employees of CAE are proving that they want to make a meaningful contribution to the communities in which they work.

To our shareholders, I would like to offer my assurance that we are making every effort to reward you for your continued confidence in CAE.

While much has been accomplished, there are many opportunities to improve our performance and to continue to create value.

Robert E. Brown President and Chief Executive Officer May 17, 2006

6 _ CAE ANNUAL REPORT 2006

REVENUE
(in millions of dollars)

1,200
1,000
800
600
400
200
0
2004
2005
2006

NET DEBT
(in millions of dollars)

600
500
400
300
200
100
0
2004
2005
2006

250
200
150
100
50
0
2004
2005
2006

NON-CASH WORKING CAPITAL
(in millions of dollars)

100
80
60
40
20
0
-20
-40
-60
-80
2004
2005
2006

CAE ANNUAL REPORT 2006 _ 7

Together we imagine, design, develop, deliver and support what are acknowledged to be among the most innovative modelling, simulation and training products and services in the world.

CAE

CAE / PROXY INFORMATION CIRCULAR

     In fiscal 2005 (“FY2005”), the Board approved additional changes to the Corporation’s structure of long-term incentive compensation, further reducing the use of stock options. The changes restricted the number of executives entitled to receive stock options to approximately 30 (being the most senior executives) and added a performance-based Restricted Share Unit (“RSU”) (see description below). The Board also modified the existing Long Term Incentive Deferred Share Unit Plan to create a new version of such units (LTUs). In FY2006, the most senior executives received long-term compensation awards allocated in value equally between stock options, LTUs and RSUs. All other management entitled to long-term incentive awards will be allocated 20% LTUs and 80% RSUs.

STOCK OPTIONS

The number of options issued to each executive varies as a percentage of the executive’s base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Employee Stock Option Plan (“ESOP”), the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During FY2006, stock options were granted to certain officers of the Corporation and key executives of its subsidiaries. The amount of outstanding options as well as the other elements of the long-term incentive program are taken into account by the Human Resources Committee in determining how many new options may be granted in a fiscal year. The Corporation expenses the cost of stock option grants.

     As of March 31, 2006 the ESOP provides for the issuance of a maximum of 9,162,886 common shares upon exercise of options granted under it. Options issued under the ESOP have a term of six years and vest and are exercisable at 25% per year commencing one year after the date of grant.

     Except as set forth below, no CAE options may be exercised unless the optionee is at the time of exercise an employee of the Corporation or one of its subsidiaries and has served continuously in such capacity since the date of the grant of the options. Each option shall, during the optionee’s lifetime, be exercisable only by the optionee. Options are not transferable or assignable otherwise than by will or by operation of estate law.

     If an optionee should die while an employee of the Corporation or one of its subsidiaries, any option held by the optionee may be exercised, if the optionee was entitled to do so at the time of death, by the person to whom the optionee’s rights under the option shall pass by the optionee’s will or by operation of estate law. Any exercise of such option shall be subject to all terms and conditions of the ESOP.

     If an optionee retires from the Corporation or one of its subsidiaries in accordance with the applicable retirement policies, unvested options held by such optionee shall, subject to the terms of the ESOP, continue to vest following the retiree’s retirement date. Such an optionee shall be entitled to (a) exercise any vested options held as of the retirement date until the termination date for each such option; and (b) exercise any options vesting after the retirement date only during the 30-day period following the vesting date of such options, after which time any such options which remain unexercised shall expire.

     If an optionee ceases to serve the Corporation or a subsidiary as an employee otherwise than by reason of death or retirement, options held by the optionee terminate once he or she leaves such service.

     The Human Resources Committee may, with respect to any option, in its discretion, waive, amend or vary the requirements set forth above. Except where required by law or other applicable regulations, shareholder approval is not required for such amendments.

EQUITY COMPENSATION PLAN INFORMATION
				NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN 1ST COLUMN)

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES			PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES
			WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS

Equity compensation
plans approved by
shareholders	6,347,235	3.65%	$7.66	2,815,651	1.12%

The Corporation’s only equity compensation plan is its ESOP, which was approved by its shareholders.

12

At CAE, it all begins with our people

This is a company rooted in the expertise and creativity of some of the finest technological minds in the industry, led by a solid management team and the resources necessary to turn their creativity into reality.

CAE Simfinity®
AIRBUS A320

Carlo Fiorentino
Mechanical
Engineer
Canada

CAE / PROXY INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated policy-making executives who served as executive officers of the Corporation or its subsidiaries at March 31, 2006 (collectively, “Named Executive Officers”).

Specific aspects of this compensation are dealt with in further detail in the following table:
			ANNUAL COMPENSATION			LONG-TERM COMPENSATION

						AWARDS	PAYOUTS

					SECURITIES UNDER OPTIONS/ SARs GRANTED (#)	SHARES OR UNITS SUBJECT TO RESALE RESTRICTIONS (#)[3]

EMPLOYEE NAME AND				OTHER ANNUAL				ALL OTHER
PRINCIPAL POSITION	YEAR	SALARY	BONUS[1]	COMPENSATION[2]			LTIP PAYOUTS[4]	COMPENSATION[5]

R. E. Brown
President and Chief	2006	$936,700	$1,880,000	$96,339	–	148,993	–	$ 29,610
Executive Officer	2005	$575,000	$1,150,000	$96,187	1,000,000	135,000	–	$4,983

M. Pa rent
Group President,	2006	$365,000	$ 439,500	$27,580	–	–	–	$ 13,707
Simulation Products	2005	$ 58,000	$ 248,350	–	–	–	–	–

J . Roberts	2006	$360,000	$ 439,500	$66,000	77,400	30,142	–	$7,190
Group President,	2005	$312,500	$ 212,436	$93,214	60,300	25,749	–	$8,853
Civil Training and Services	2004	$269,800	$ 57,750	$93,400 [6]	120,100	43,540	–	$5,227

D. W. Campbell	2006	$345,000	$ 420,000	$40,000	58,200	29,717	–	$4,900
Group President, Military	2005	$317,500	$ 215,808	–	56,700	24,220	–	$2,567
Simulation and Training	2004	$305,000	$ 100,902	–	203,500	73,776	–	$4,829

A. Raquepas	2006	$263,000	$ 318,000	$ 25,000	–	–	$ 128,686	$5,000
Vice President, Finance	2005	$181,500	$ 179,550	$41,524	53,300	21,163	$ 24,420	$6,050
and Chief Financial Officer	2004	$157,500	$ 38,303	–	35,400	12,820	–	–

1	Amounts quoted in respect of Messrs. Brown, Parent and Raquepas for FY2005 include appointment bonuses paid in addition to the FY2005 Short-Term Incentive Plan bonus earned in FY2005 and paid in the first quarter of FY2006. Amounts quoted in respect of all named executives for FY2006 represent the FY2006 Short-Term Incentive Plan bonus earned in FY2006 and payable in the first quarter of FY2007.

2	Other Annual Compensation comprises other benefit expenses and allowances paid by the Corporation that aggregate $50,000 or more or 10% of the officer’s salary or bonus.

3	All of the indicated units are FY2004 and FY2005 LTUs – see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2004 and Fiscal 2005 Plans” except in the case of Messrs. Brown and Parent, who hold only FY2005 LTUs. 1,573,759 of these Units were outstanding as at March 31, 2006, with a value of $14,447,108 based on CAE’s closing share price of $9.18 on that date. FY2005 LTUs vest over four years’ time; accelerated vesting happens in limited circumstances (long- term disability, involuntary termination, retirement, take over bid or death). Dividend equivalents are paid on FY2004 and FY2005 LTUs, in the form of incremental units.

4	Revenue indicated represents revenue from the exercise of options by the officers.

5	Amounts quoted represent premiums paid by the Corporation for group term life insurance, health benefits and insurance, and amounts paid in respect of the Named Executive Officer’s participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE common shares of up to 18% of their base salary. Under the plan, the Corporation made a matching contribution on the first $500 contributed and contributes $1 for every $2 on additional employee contributions, to a maximum of 3% of the participant’s base salary.

6	J. Roberts’ Other Annual Compensation amount includes $48,000 in 2004, $48,000 in 2005 and $34,600 in 2006 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003.

16

Mélanie Charest won't settle for "good enough"

As a CAE Industrial Engineering Group Leader, Mélanie Charest leads the team responsible for managing continuous improvement projects, including Kaizen workshops. "As a team, we regularly succeed in taking upon increasing challenges," says Mélanie. "We're making a lasting contribution to the transformation of CAE's corporate culture and that makes me proud." Mélanie and her team were behind the past year's total plant reorganization in Montreal, bringing work that had taken place in adjacent buildings back into the main facility and adding Phase 7, a new building.

Mélanie Charest
Group Leader,
Industrial Engineering
Canada

SIMULATION PRODUCTS CIVIL

Renowned for excellence. Celebrated for innovation.

THE TALENT AND CREATIVITY OF CAE’S WORKFORCE HAVE HELPED ESTABLISH THE COMPANY AS THE WORLD’S LEADER IN FLIGHT SIMULATION. THANKS TO ITS EMPLOYEES’ RELENTLESS QUEST FOR EXCELLENCE, CAE IS KNOWN FOR THE REALISM, QUALITY AND RELIABILITY OF ITS SIMULATION TECHNOLOGY.

CAE has simulated the entire range of large civil aircraft as well as the leading regional and business aircraft and a number of civil helicopters. In addition, CAE offers a full spectrum of flight and maintenance training equipment, including visual systems and CAE Simfinity®— a suite of simulation-based desktop products, 3-D trainers and interactive learning courses. In total, CAE has supplied more than 500 civil flight simulators and training devices to more than 110 airlines, aircraft manufacturers and training centres worldwide.

NOTABLE CONTRACTS IN FISCAL 2006

CAE won orders for 21 civil full-flight simulators in fiscal 2006, a 24% increase over the previous fiscal year. Of those orders, 15 were awarded by customers in the Asia-Pacific region, including contracts from longstanding CAE customer Japan Airlines for three full-flight simulators with electric motion system technology, and a CAE Maintenance Training Simulator System, all for Boeing 737 NG aircraft.

Other notable wins included a contract for the world’s first full-flight simulator for the new ARJ21 regional jet being developed by China’s AVIC I Commercial Aircraft Co. (ACAC), and an order for two Airbus A320 full-flight simulators and two CAE Simfinity maintenance/flight training devices from Malaysia’s AirAsia. As well, CAE won a contract from Air Canada for full-flight simulators for the Embraer 170 and Embraer 190 aircraft for which it had previously developed the world’s first prototype simulators.

MOVING AHEAD ON RESTRUCTURING

Through Kaizen workshops and a strict focus on streamlining business processes and increasing synergies, employees working within Simulation Products/Civil have made considerable progress in reducing both costs and manufacturing cycle times. In fiscal year 2006, they were successful in meeting the Company’s objective of building, delivering and having certified an A320 simulator within 14 months, a significant reduction from the 18-20 months it took previously.

LOOKING TO THE FUTURE

CAE’s employees are continually seeking ways to enhance the simulation products they produce to help customers improve the safety and efficiency of their operations. The latest developments in simulator manufacturing are the result of an increased focus by airlines on life cycle costs of equipment accompanied by the ongoing need for high-fidelity simulation in training. Currently, CAE is investing in the evolution of new technology to make aviation training more effective, more accessible and more rapidly deployable to a wider range of customers. Technological advances include electric-mechanical motion systems, enhanced visual systems, deployable ground school and heightened realism in the cockpit.

CAE ANNUAL REPORT 2006 _ 11

Luo Zhenguo uses his people skills to enhance air safety

As a Boeing 737 and Boeing 777 ground instructor, Luo Zhenguo cites his personal interaction with students as the most satisfying part of his job. By using an interactive approach to involve students in the learning process, he's been able to enhance the quality of training. "I'm proud to see so many of my students flying — and flying *safely* — around the world," Luo says. "It's an honour to work for CAE, one of the best training organizations in the world."

Luo Zhenguo
Ground
Instructor
China

TRAINING AND SERVICES CIVIL

Customer-centricity at its best

OF CAE’S 5,000 EMPLOYEES WORLDWIDE, APPROXIMATELY 1,000 WORK IN THE MORE THAN 20 FACILITIES THAT ENCOMPASS CAE’S GLOBAL TRAINING NETWORK. THESE EMPLOYEES STRIVE DAILY TO MEET AND EXCEED CUSTOMER EXPECTATIONS IN PROVIDING BUSINESS, REGIONAL AND COMMERCIAL AVIATION TRAINING THAT IS PRACTICAL, OPERATIONAL AND CONTINUAL FOR PILOTS, MAINTENANCE

TECHNICIANS AND CREW MEMBERS.

To help aircraft operators enhance the safety of their operations and gain efficiencies, CAE employees offer tailored training services ranging from fully integrated training programs to deployable ground school capabilities and e-learning solutions. To meet the growing demand for airline pilots worldwide, CAE has developed a comprehensive pilot provisioning solution, a turnkey, value-added service that includes a complete range of pilot recruiting, screening, selection and training services. And as part of its complete portfolio of services, CAE is making the expertise, resources and automated tools it deploys in its network of training centres available to airlines operating their own training facilities. These services include the design, development and creation of courseware and curricula.

MAXIMIZING THE TRAINING NETWORK’S CAPABILITIES

CAE employees are continually exploring ways to enhance customer satisfaction while becoming more efficient. As a result, a number of simulators are being relocated to maximize utilization. CAE recently launched Six Sigma, a multi-faceted approach to process improvement aimed at reducing service delivery defects to zero, and which ultimately enhances customer satisfaction. By driving operational efficiency, improving productivity, and establishing a benchmark standard, Six Sigma gives CAE a competitive advantage, allowing the Company to offer consistent and effective service worldwide.

COMMERCIAL AIRLINES CALL UPON CAE FOR TRAINING

Fiscal 2006 saw CAE win a number of important training contracts, including a 10-year agreement with Virgin Atlantic Airways for Airbus A340-600 and Boeing 747-400 training. Also, Spanish low-cost carrier Vueling awarded CAE a contract for pilot provisioning services for Airbus A320 type-rated pilots. In addition, CAE won a contract from JetBlue Airways for maintenance and engineering support of its CAE-built full-flight simulators. Other notable contracts were those awarded by easyJet, Ryanair and AirAsia, for services including simulator maintenance, technical services, and pilot provisioning.

EXPANDING TO ADDRESS BUSINESS AVIATION GROWTH

In response to growth in business aviation, CAE is establishing a new training centre for business aviation in New Jersey, US. Slated to open by the end of 2006, the North East Training Centre is the future site of the world’s first training program for the Dassault Falcon 7X business jet as well as Falcon 900 EX/EASy and 2000 EX/EASy training. In addition, CAE’s training centre in Burgess Hill, UK is undergoing an expansion to become the European site for Falcon 7X entitlement training and other business jet training programs.

EMERGING MARKETS CONTINUE TO PLAY AN IMPORTANT ROLE

Fast-growing airlines in Asia and the Middle East are turning to CAE for their training needs. Fiscal 2006 saw Air Deccan, SpiceJet and Kingfisher Airlines of India as well as Oman Air and Qatar Airways choose CAE for their training. To address the pilot shortage in China, CAE is expanding its Zhuhai Flight Training Centre, a joint venture between CAE and China Southern Airlines, by building an additional training facility in the Zhuhai free trade zone. The new centre is slated to house six simulator bays and is expected to be operational by early 2007. With this expansion, the Zhuhai Flight Training Centre will operate a total of 13 CAE-built simulators, maintaining its position as China’s largest independent training facility.

CAE ANNUAL REPORT 2006 _ 13

Dirk Meijbaum goes above and beyond

Overseeing 15 host computers and 12 auxiliary computers, Dirk Meijbaum investigates and corrects legacy faults on simulators, and maintains software that requires continuous upgrading. He and his team in the UK use their considerable software abilities to assist Montreal-based engineers with critical simulator upgrades. "One of our greatest accomplishments was developing the tactical control centre for 'Thursday War' exercises in which all our on-site simulators are linked in a war environment, and helicopter crews fly under various conditions," says Dirk. "They've become a well-known part of our Medium Support Helicopter Aircrew Training Facility."

THREAT_JET
MERLIN
CHINOOK_PAIR

Dirk Meijbaum
Principal Software Engineering Specialist
United Kingdom

TRAINING AND SERVICES MILITARY

Today’s challenges are formidable. So are our capabilities.

THROUGH ONGOING MILITARY TRAINING OPERATIONS AT MORE THAN 60 LOCATIONS IN NORTH AMERICA, EUROPE, AUSTRALIA AND ELSEWHERE IN THE WORLD, CAE’S EMPLOYEES PRIDE THEMSELVES ON PROVIDING CUSTOMERS WITH TURNKEY TRAINING, A FULL RANGE OF TRAINING SUPPORT, AND SIMULATION-BASED PROFESSIONAL SERVICES.

Training solutions range from comprehensive aircrew training and instruction to technical and engineering services, maintenance and logistics support, and consulting. With today’s military forces facing increasing pressure to reduce operating costs, improve performance and maintain a high state of readiness, there has been a growing trend to outsource a variety of training services as well as apply simulation to all phases of a defence system’s lifecycle. Based on their experience and talent, CAE employees are well qualified to respond to these challenges.

US, GERMAN, AUSTRALIAN, AND CANADIAN ARMED FORCES LOOK TO CAE
FOR TRAINING SERVICES

Recognizing CAE’s leadership in military training services, the armed forces of the United States, Germany, Australia, and Canada signed significant contracts with the Company during fiscal year 2006. CAE was awarded two contracts by the US Army Program Executive Office—Simulation, Training, and Instrumentation. One contract was a very strategic win for the Company to establish five rapid database-generation facilities for the United States Army in the US and abroad. Under the Synthetic Environment Core—Database Virtual Environment Development, CAE will establish these facilities to help facilitate rapid and realistic mission rehearsal capabilities for the US Army. The other contract calls for CAE to support mission rehearsal and training systems for the US Army’s 160th Special Operations Aviation Regiment—Airborne at Ft. Campbell, Kentucky.

In fiscal year 2006, CAE continued its long-standing support of the German Armed Forces’ flight simulation equipment at 15 sites around the world. New for fiscal year 2006 was a contract to provide maintenance and support services for 12 helicopter simulators at the German Army Aviation School at Bückeberg. Near the end of the fiscal year, the Commonwealth of Australia awarded CAE a five-year contract to provide support services for the new A330 Multi-Role Tanker Transport (MRTT) aircraft training systems that CAE will be designing and manufacturing. Fiscal year 2006 also saw the Company awarded a contract by Canada’s Department of National Defence to provide simulator maintenance and logistics support services for a range of flight simulation equipment operated by the Canadian Forces.

APPLYING LEADING-TECHNOLOGY TO DEVELOP NEW OPPORTUNITIES

CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system life cycle. At the beginning of the fiscal year, CAE launched its new CAE Professional Services unit following the acquisition of Greenley & Associates. CAE Professional Services will spearhead the Company’s initiatives to support defence, government and security agencies throughout the lifecycle of their projects, from initial research and concept development to design and production. As a result, CAE employees are working to help customers apply simulation to analysis, design, research and experimentation applications. CAE experts now offer professional and consulting services in areas such as human factors engineering, capability assessment, modelling and simulation, and emergency response training.

CAE ANNUAL REPORT 2006 _ 15

James Burns embodies the pride of working at CAE

"We make the best simulators and I like being a part of that," says avionics engineer James Burns. James starts by researching how an aircraft's complex cockpit displays work, and then designs the software and instrumentation that simulate the real thing. "Every day is different. It's satisfying to solve complex problems on a daily basis and to deliver to the customer on time," he says. CAE is equally satisfied with James. After just 18 months on the job, he was promoted to lead avionics engineer on the US Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS) program.

James Burns
Avionics Systems Engineer
USA

SIMULATION PRODUCTS MILITARY

Leaders in technology… because we’re committed to innovation.

CAE EMPLOYEES WORKING FOR SIMULATION PRODUCTS/MILITARY USE THEIR TECHNOLOGICAL EXPERTISE AND INNOVATIVE SPIRIT TO DESIGN AND BUILD SOPHISTICATED MILITARY TRAINING AND MISSION REHEARSAL EQUIPMENT FOR DEFENCE FORCES AROUND THE WORLD.

Through modelling and simulation technologies such as the CAE STRIVE® simulation development framework as well as the new CAE Medallion™ 6000 visual system, employees have earned a world-leading position in military flight simulation and mission rehearsal for CAE. Today, CAE’s simulation and training systems can be deployed rapidly and allow for seamless interoperability between allies, teaching warfighters not only how to fly safely, but also allowing them to rehearse dangerous missions in a no-risk virtual environment. CAE’s engineers have designed the widest range of helicopter simulators in the world and more training systems for the C-130 Hercules than any other company. Employees are proud of CAE’s reputation as a simulation technology leader in the military market.

MAJOR MILITARY CONTRACTS UNDERSCORE CAE’S WORLD LEADERSHIP

A number of CAE’s major military contracts for simulation products in fiscal year 2006 underscored the appreciation of some of the world’s leading defence contractors and militaries for CAE’s technological leadership. Spain’s leading aerospace company, EADS CASA, selected CAE as its preferred provider of simulation and training systems for C-295 aircraft programs worldwide. As part of this strategic collaboration, EADS CASA awarded CAE contracts for one C-295 simulator that will go to the Brazilian Air Force and another for the EADS CASA training centre in Seville, Spain. Later in the fiscal year, CAE won an additional contract from prime contractor EADS CASA to provide a turnkey training capability for the Royal Australian Air Force’s new A330 Multi-Role Tanker Transport (MRTT) aircraft. Also, Lockheed Martin Corporation exercised contract options for CAE to design and manufacture three additional C-130J/KC-130J weapon systems trainers for the United States Air Force and the United States Marine Corps, reinforcing CAE’s global leadership in providing simulation and training solutions for the C-130 aircraft. Fiscal year 2006 also saw the Company continue its growing relationship with the United States Navy, which awarded CAE additional contracts for MH-60S simulators as well as upgrades to its P-3C Orion simulators.

ACQUISITION EXPANDS CAE’S PRODUCT OFFERINGS

In fiscal year 2006, the Company acquired Terrain Experts Inc., known in the military market as TERREX, a leading developer of software tools for simulation database generation and visualization. The acquisition enhances CAE’s ability to develop and offer commercial-off-the-shelf software to the market.

CLOSE RELATIONSHIPS WITH KEY CLIENTS AND PRIME CONTRACTORS

Thanks to its employees, CAE continues to be recognized as an innovator with key clients such as Germany’s Armed Forces and the US Army’s 160th Special Operations Aviation Regiment – Airborne, which has an ongoing requirement for the world’s most advanced mission rehearsal and training systems. Through its employees’ reputation for innovation, its leading-edge technology, and its strategy of establishing close relationships with prime contractors and original equipment manufacturers, CAE is well positioned on key aircraft platforms such as the NH90 helicopter, C-295 medium transport, C-130J tactical transport, A330 MRTT, CH-47 Chinook helicopter, and others.

CAE ANNUAL REPORT 2006 _ 17

CAE PRESENCE WORLDWIDE

AUSTRALIA	OAKEY*
	RICHMOND*
	NOWRA*
	SYDNEY
BELGIUM	BRUSSELS
BRAZIL	SÃO PAULO
CANADA	BAGOTVILLE*
	COLD LAKE*
	GAGETOWN*
	GREENWOOD*
	MIRABEL
	MONTREAL (Headquarters)
	MOOSE JAW
	OTTAWA
	TORONTO
	TRENTON*
	VANCOUVER
CHILE	SANTIAGO
CHINA	ZHUHAI
GERMANY	BÜCKEBERG
	BUECHEL*
	FASSBERG
	FÜRSTENFELDBRUCK*
	GEILENKIRCHEN*
	HOLFZDORF
	HOPSTEN*
	JAGEL*
	KIEL*
	LAAGE*
	LECHFELD*
	MENDIG*
	NEUBURG*
	NOERVENICH*
	STOLBERG
	WITTMUND*
	WUNSTORF*
INDIA	BANGALORE
ITALY	PISA*
	ROME
	SESTO CALENDE
	VITERBO*
MALAYSIA	KUALA LUMPUR
NETHERLANDS	AMSTERDAM
	DEN HELDER*
PORTUGAL	EVORA
QATAR	DOHA
RUSSIA	MOSCOW
SINGAPORE	SINGAPORE
SPAIN	MADRID
UNITED ARAB EMIRATES	DUBAI
UNITED KINGDOM	BENSON
	BURGESS HILL
	CULDROSE*
	LYNEHAM*
	YEOVILTON*
USA	CHARLOTTE
	CHERRY POINT*
	CREECH*
	DALLAS
	DAVIS-MONTHAM*
	DENVER
	DOBBINS*
	DYESS*
	FORT CAMPBELL*
	HOLLOMAN*
	KEESLER*
	LITTLE ROCK*
	McCHORD*
	MIAMI
	MINNEAPOLIS*
	MORRISTOWN
	ORLANDO
	PHOENIX
	POPE*
	SEATTLE
	TUCSON
	TAMPA

* Military support services provided on military bases

VANCOUVER
COLD LAKE
MOOSE JAW
SEATTLE
McCHORD
MINNEAPOLIS
MIRABEL
MONTREAL
BAGOTVILLE
OTTAWA
GAGETOWN
TRENTON
GREENWOOD
TORONTO
MORRISTOWN
CREECH
FORT CAMPBELL
DENVER
LITTLE ROCK
PHOENIX
DAVIS-MONTHAM
POPE
CHERRY POINT
HOLLOMAN
DYESS
DOBBINS
TUCSON
DALLAS
KEESLER
CHARLOTTE
TAMPA
ORLANDO
MIAMI
SÃO PAULO
SANTIAGO

18 _ CAE ANNUAL REPORT 2006

• Civil Training • Military Training • Military Support Services • Simulation Products • Professional Services • Planned Expansion

UNITED KINGDOM
BENSON
BURGESS HILL
CULDROSE
LYNEHAM
YEOVILTON
BELGIUM
BRUSSELS
GERMANY
BUCKEBERG
BUECHEL
FASSBERG
FUERSTENFELDBRUCK
GEILENKIRCHEN
HOLFZDORF
HOPSTEN
JAGEL
KIEL
LAAGE
LECHFELD
MENDIG
NEUBURG
NOERVENICH
STOLBERG
WITTMUND
WUNSTORF
NETHERLANDS
AMSTERDAM
DEN HELDER
MOSCOW
SESTO CALENDE
PISA
MADRID
ROME
VITERBO
EVORA
DOHA
DUBAI
ZHUHAI
BANGALORE
KUALA LUMPUR
SINGAPORE
OAKEY
SYDNEY
NOWRA
RICHMOND

CAE ANNUAL REPORT 2006 _ 19

Maxime Deraspe
New Business Analyst
Canada
Sophie Dupuis
Training Team Lead
Canada
Danielle Gauthier
Executive Assistant
Canada
Cheryl Bourbonnais
Lead Hand, Engraving
Canada

COMMUNITY INVOLVEMENT

Impact on education

EDUCATING THE NEXT GENERATION OF HIGHLY QUALIFIED PERSONNEL IN THE FAST-PACED SIMULATION TECHNOLOGY ENVIRONMENT IS KEY TO MAINTAINING CAE’S LEADING EDGE IN THE INDUSTRY. TO THIS END, CAE SUPPORTS PROMISING SCIENCE AND ENGINEERING STUDENTS BY ALLOCATING A SIGNIFICANT PORTION OF ITS TOTAL DONATIONS TO SCHOLARSHIP PROGRAMS IN NORTH AMERICAN UNIVERSITIES AND COLLEGES.

In the US, CAE SimuFlite awards scholarships to potential aviators through the University Aviation Association (UAA), the Organization

of Black Airline Pilots (OBAP) and Women in Aviation International (WAI).

SUPPORT FOR HEALTH AND HEALTH CARE

This year, CAE became a major contributor to several health care centres in the Montreal area, including the Ste. Justine Hospital Foundation, the Montreal Children’s Hospital Foundation, the Maisonneuve-Rosemont Hospital, the Laval Palliative Care Home and the Auxiliary of the Royal Victoria Hospital, to name but a few.

CAE also lent its support to a number of charitable foundations that battle cancer and other diseases, including the Canadian Cancer Society, the Multiple Sclerosis Foundation, the Quebec Heart & Stroke Foundation, the Laval Alzheimer Society, and the Weekend to End Breast Cancer. In February 2006, Chief Executive Officer Robert E. Brown was honoured for his years of dedication to the Multiple Sclerosis Foundation of Canada at a banquet in Montreal that helped raise over $440,000 for the Foundation.

Many of CAE’s employees support their local health-related charities. In the United Kingdom, for example, staff at RAF Benson raised funds for the Oxford Children’s Hospital Campaign by selling their older computers.

COMMUNITY OUTREACH

CAE’s Canadian and US-based employees continued to generously support the Centraide/United Way campaign in fiscal year 2006. Employees in Montreal contributed $323,000 of CAE’s total donation of $423,000 to Centraide of Greater Montreal. In Tampa, Florida, CAE USA employees donated US$22,900 to their local United Way drive.

Youth outreach and humanitarian aid were but a few other causes supported by employees worldwide. In Dallas, Texas, CAE SimuFlite employees amassed funds and vital necessities for the Grapevine Relief and Community Exchange (GRACE), a non-profit agency providing emergency assistance to people in the Dallas-Fort Worth community whose needs were much greater this year due to Hurricane Katrina. CAE SimuFlite employees in Dallas, Texas, participated in the 2005 Habitat for Humanity Housing Blitz, helping build homes for families in need.

CAE ANNUAL REPORT 2006 _ 21

OUTREACH

Helping our colleagues in need

THE LIVES OF 23 CAE EMPLOYEES LIVING IN THE BILOXI, MISSISSIPPI, AREA WERE SHATTERED ON AUGUST 29, 2005, WHEN HURRICANE KATRINA HIT THEIR CITY WITH A 30-FOOT SURGE. THOUGH THERE WERE NO FATALITIES, AND EMPLOYEES AND THEIR FAMILIES DID NOT SUFFER PHYSICAL INJURIES, THE EFFECTS WERE DEVASTATING. SOME EMPLOYEES WERE LEFT HOMELESS, OTHERS SAW THEIR HOUSES SEVERELY DAMAGED AND MANY URGENTLY NEEDED BASIC SUPPLIES SUCH AS FOOD, CLOTHING OR TEMPORARY HOUSING.

ENVIRONMENT

Strengthening health and safety by building awareness

THE HEALTH AND SAFETY OF CAE’S EMPLOYEES ARE OF PARAMOUNT IMPORTANCE TO THE COMPANY. CAE IS CONTINUOUSLY STRENGTHENING ITS HEALTH AND SAFETY PROGRAMS BY INCREASING AWARENESS, FORMALIZING ITS PROCEDURES, MINIMIZING RISK AND BEING MORE PROACTIVE IN ACCIDENT PREVENTION, WITH THE ULTIMATE OBJECTIVE OF ACHIEVING ZERO LOST-TIME INCIDENTS RESULTING FROM EMPLOYEE INJURY.

This year, CAE’s Occupational Health and Safety Committee was the recipient of the 2006 Lachance-Morin award given annually by Quebec’s Association Sectorielle Paritaire to the company that has shown the most improvement in the area of accident prevention. The award recognizes the joint efforts of both management and union members in such areas as hazardous materials training given to employees and the development of safe working procedures for the assembly and dismantling of simulators.

WORKING TOGETHER FOR A GREENER TOMORROW

CAE employees continually seek to minimize their impact on the environment, as can be seen in a number of different initiatives. Five years after a new recycling program was launched in January 2001, CAE has achieved recycling rates of 71% for non-hazardous solid waste, 67% for hazardous waste and reduced its total waste going to landfills by 50%.

CAE is also a proud new member of the eTree program, a joint initiative of Computershare Investor Services Inc. and the Tree Canada Foundation that encourages shareholders to receive communications electronically rather than by mail. A tree will be planted on behalf of each participating shareholder.

Montreal employees decided to use the proceeds of their aluminium can recycling program for a good cause. Using the funds amassed from the program, CAE’s global food services provider, Sodexho, hosted a summertime party for several hundred children as part of its “Feeding our Future” program, providing summer lunches to children who receive financial assistance during the school year, and would otherwise be at risk of chronic hunger.

CAE ANNUAL REPORT 2006 _ 23

25	1 Highlights
26	2 Introduction
27	3 Caution Regarding Forward-Looking
Statements
27	4 Business Profile
27	5 Strategy and Key Performance
Drivers
30	6 Non-GAAP and Other Financial
Measures
31	7 Foreign Exchange
32	8 Consolidated Results
40	9 Consolidated Orders and Backlog
41	10 Segmented Results
51	11 Consolidated Cash Movements
and Liquidity
53	12 Consolidated Financial Position
56	13 Financial Instruments
57	14 Acquisitions, Business
Combinations and Divestitures
58	15Capability to Execute Strategy
and Deliver Results
58	16 Business Risks and Uncertainties
61	17 Financial Statement Disclosure
66	18 Systems, Procedures and Controls
67	19 Oversight Role of Audit
Committee and Board of Directors
67	20 Additional Information
67	21 Selected Financial Information

MANAGEMENT DISCUSSION AND ANALYSIS

May 17, 2006 For the fourth quarter and the year ended March 31, 2006

1 HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2006

·	Consolidated revenue was $284.3 million, $7.7 million over last quarter and $21.6 million higher than for the same quarter last year

·	Earnings from continuing operations were $14.8 million (or $0.06 per share) compared to $17.5 million (or $0.07 per share) in the preceding quarter and $9.3 million (or $0.04 per share) in the fourth quarter of fiscal 2005, when the Company recognized the gain on disposal of its Marine Control segment

·	Excluding non-recurring items, earnings from continuing operations were $23.2 million (or $0.09 per share) compared to $23.7 million (or $0.09 per share) in the third quarter and $14.1 million (or $0.06 per share) for the fourth quarter last year

·	Net earnings were $9.4 million (or $0.04 million per share) compared to $17.6 million (or $0.07 per share) in the preceding quarter and $108.8 million (or $0.44 per share) in the fourth quarter of fiscal 2005

·	Net cash provided by continuing operations amounted to $69.8 million. This compares with $90.8 million for the last quarter and $66.9 million for the fourth quarter last year

FISCAL 2006

·	Consolidated revenue exceeded $1.1 billion, a 12% increase over the fiscal 2005 level

·	Earnings from continuing operations were $70.9 million (or $0.28 per share) compared to a loss of $304.7 million last year. The profitability of each segment has been restored and improved during fiscal 2006 as the savings from the restructuring were achieved

·	Excluding non-recurring items, earnings from continuing operations were $86.8 million (or $0.35 per share). This compares with $46.9 million (or $0.19 per share) on the same basis for fiscal 2005

·	During fiscal 2006, the Company was impacted by the continued strengthening of the Canadian dollar. Over the year, the Canadian dollar appreciated 4%, 10% and 11% respectively against the US dollar, the Euro and the British pound, which are the three main operating currencies of the Company. Excluding the impact of the strengthening dollar, earnings from continuing operations would have been approximately $5 million higher

·	Net earnings were $64.9 million (or $0.26 per share) compared to a loss of $199.9 million (or $0.81 per share) last year

·	Net cash provided by continuing operations amounted to $236.2 million, a $50.2 million increase over the amount provided in fiscal 2005

FINANCIAL POSITION – MARCH 31, 2006

·	The Company’s financial position improved during fiscal 2006 owing to a $95.6 million reduction of the net debt level to $190.2 million resulting primarily from:

· positive free cash flow ($73.7 million)

· the impact of the strengthening Canadian dollar ($17.5 million)

·	Non-cash working capital ended the year at negative $74.5 million, improving by $84.1 million since March 31, 2005

·	Capital employed at March 31, 2006 stands at $865.5 million compared to $937.4 million a year ago. Return on average capital employed (ROCE) for the year was 9.6% excluding non-recurring items.

ORDERS AND OPERATIONS

·	During fiscal 2006, Simulation Products/Civil achieved the following:

	·	Received 21 full-flight simulator orders from various airlines worldwide, as well as a series of training devices

	·	Certified the world’s first Embraer 190 full-flight simulator

·	During fiscal 2006, Civil Training & Services signed various notable training agreements including the following:

	·	A ten-year agreement with UK-based Virgin Atlantic Airways to provide training for pilots of the carrier’s entire fleet of Airbus A340-600 and Boeing 747-400 aircraft. The contract also includes an option for Airbus A380 training

	·	A five-year contract for pilot training on Airbus A320 aircraft with the new Indian carrier, Kingfisher Airlines

	·	A multi-year agreement with Qatar Airways for Airbus A330 and A340 pilot training

	·	The extension of Oman Air’s Boeing 737 NG aircraft pilot training program

	·	A contract for Boeing 737 NG pilot training for the new Indian low-cost carrier SpiceJet

	·	The expansion of the CAE-China Southern Airlines joint venture in Zhuhai

	·	The establishment of an Airbus A320 pilot-provisioning program for the Spanish low-cost carrier, Vueling Airlines

·	During fiscal 2006, Military Simulation & Training was awarded key military programs, including the following:

	·	Work for NH90 full-mission simulators for the German long-term training service contract

CAE ANNUAL REPORT 2006 _ 25

·	Upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy

·	Tactical training capability upgrades to the C-130J and C-130H simulators of the Royal Australian Air Force (RAAF)

·	NFTC maintenance and support service and CF-18 system engineering support service contracts in Canada

·	One A330 Multi-Role Tanker Transport (MRTT) aircraft simulator for the Royal Australian Air Force

·	Three C-130J/KC-130J weapon system trainers for the US Air Force (USAF) and US Marine Corps (USMC)

·	One MH-60S operational flight trainer (OFT) for the US Navy

·	Two C-295 FFSs, one for the Brazil Air Force and one for EADS CASA’s training centre in Seville, Spain

·	An upgrade to a P-3C OFT and a spares and support package for the US Navy

RESTRUCTURING

·	CAE’s achievements for fiscal 2006 are a direct reflection of the commitments it made in its restructuring plan announced February 11, 2005. These achievements involved improvements in financial performance, changes to organizational structure, business and operational processes, as well as the launch of important new projects

·	Sale of the Marine Controls division to restore health of balance sheet and focus on core business

·	Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments, each with profitability and balance sheet responsibility, to reflect the way the business is managed and to provide more transparency to investors

·	Launch of Project Phoenix, a $630 million R&D initiative designed to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling and services

·	At the end of fiscal 2006, the Company incurred a total of $66 million in this restructuring plan ($34.0 million during fiscal 2006). Efforts to rationalize some training facilities progressed well during the year, with some actions remaining to be completed in fiscal 2007. The Company is also still re-engineering certain business processes in conjunction with the development of its new ERP system

OTHER

·	CAE launched its CAE Medallion™ 6000 series visual system, the latest innovation to its suite of image generators

·	In May 2005, CAE acquired Terrain Experts Inc., a leading developer of software tools for simulation database generation and visualization

2 INTRODUCTION

For the purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management Discussion and Analysis (MD&A) for the year (and three-month period) ended March 31, 2006, current as of May 17, 2006, focuses on CAE’s core business segments: Simulation Products/Civil (SP/C); Simulation Products/Military (SP/M); Training & Services/Civil (TS/C); and Training & Services/Military (TS/M).

     CAE’s fiscal year-end is March 31 and, unless otherwise indicated, all references to the “current year” or “2006” are for the fiscal year ending March 31, 2006, and all references to “last year,” “prior year,” or a “year ago” are for the fiscal year ended March 31, 2005. Except as otherwise indicated, all financial information discussed herein is determined in accordance with Canadian generally accepted accounting principles (GAAP), and all dollar amounts referred to herein are in Canadian dollars. Readers are encouraged to review the Company’s Consolidated Financial Statements in conjunction with the review of this MD&A.

     This MD&A has been written to provide readers with a view of the Company as seen through the eyes of Management and to help them better understand CAE’s:

·	operations and business environment

·	challenges, focus and strategy

·	key performance drivers

·	recent consolidated and segmented financial performance

·	financial position and ability to generate liquidity to meet current obligations and undertake future projects

·	capability to deliver results

·	business risks and uncertainties

·	critical accounting policies and estimates

·	Management’s accountability

     Materiality of information has been considered in preparing CAE’s financial statements and MD&A. Management considers information to be material if:

·	such information results in, or would reasonably be expected to result in, a significant change in the market price or value of CAE’s shares; or

·	there is a substantial likelihood that a reasonable investor would consider the information to be important in making an investment decision

Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

26 _ CAE ANNUAL REPORT 2006

3 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on estimates and assumptions which Management considered reasonable at the time they were prepared and may include information concerning the Company’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ, sometimes materially, from those contemplated by the forward-looking statements. Statements preceded by the words “believe,” “expect,” “anticipate,” “intend,” “continue,” “estimate,” “may,” “will,” “should” and/or similar expressions are forward-looking statements. CAE cautions the readers that the assumptions regarding future events, many of which are beyond the control of Management, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed herein (for additional information, refer to the Business Risks and Uncertainties section of this MD&A). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may occur, be announced or completed after such statements are made.

4 BUSINESS PROFILE

Founded in 1947 and headquartered in Montreal, Canada, CAE is a leading provider of simulation and modelling technologies and integrated training services for civil aviation and defence customers worldwide. CAE employs approximately 5,000 people in manufacturing operations and training facilities in 19 countries on five continents. More than 90% of CAE’s annual revenues are derived from worldwide exports and international activities.

     CAE designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for military organizations (Military business), commercial airlines, business aircraft operators and aircraft manufacturers (Civil business). CAE’s full-flight simulators (FFS) replicate aircraft performance in normal and abnormal operations as well as in a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas and flying environments, and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its FFS. CAE also operates a global network of aviation training centres in locations around the world.

     CAE’s Civil business is the world leader in the design and manufacture of civil FFS and visual systems used to train airline and business jet pilots. In addition, CAE is the second largest independent civil aviation training provider, with a global network of 22 training centres equipped with 108 FFSs.

     CAE’s Military business is also a global leader in the design of advanced military training systems for air, land and sea applications, having supplied the defence forces of more than 30 nations with military training systems and services. In addition to its comprehensive training services, the Company offers a range of simulation equipment and modelling and simulation software. CAE has designed one of the widest ranges of military helicopter simulators in the world and more training systems for the C-130 Hercules than any other company.

     Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed and reported through four segments:

·	Simulation Products/Civil (SP/C): designs, manufactures and supplies civil flight simulation training devices and visual systems

·	Simulation Products/Military (SP/M): designs, manufactures and supplies advanced military training products for air, land and sea applications

·	Training & Services/Civil (TS/C): provides business and commercial aviation training and related services

·	Training & Services/Military (TS/M): supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions Previously, the Company’s operations were broken down and reported in three operating segments: Military Simulation & Training (Military),

Civil Simulation & Training (Civil) and Marine Controls (Marine), until the disposal of the latter segment in the fourth quarter of fiscal 2005. CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT, respectively.

5 STRATEGY AND KEY PERFORMANCE DRIVERS

5.1 STRATEGIC REVIEW

Over the past few years, the Company transformed itself, evolving from a supplier of equipment to a provider of integrated training solutions. Following the arrival of Robert E. Brown as President and Chief Executive Officer in August 2004, an in-depth strategic review of CAE’s markets, customers and other stakeholders as well as the Company’s internal resources and capabilities was conducted. As a result of this review, the Marine Controls division was sold and the Company has refined its strategic direction and continues to provide a wide range of simulation and training products and services in its two core markets, Civil business and Military business. CAE’s strategy and objectives going forward revolve around the following initiatives:

CAE ANNUAL REPORT 2006 _ 27

·	Safeguarding technological leadership by constantly investing in R&D in consultation with customers to continue launching innovative products and services solutions that enhance customer’s operational efficiencies and further mitigate operational risks

·	Focusing on high growth markets such as Asia and the Middle East for the Civil business

·	Delivering a competitive training service in the marketplace while being cost effective and increasing revenue per simulator and the proportion training services (wet training) as opposed to leased time on training devices (dry training) in the Company’s global network of training centres

·	Bolstering the presence of the Military segments in the US market

·	Expanding vertically into other products and services within the aerospace and defence industry requiring technological excellence in modelling and simulation

·	Expanding horizontally to pursue opportunities in non-traditional areas of the defence market and emerging markets such as homeland defence and urban simulation by leveraging its extensive experience in modelling and simulation

·	Reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s global network of training centres. The reduction is being accomplished by reducing the manufacturing cycle time and by modularizing the products

·	Implementing sound business processes and effective systems

5.2 RESTRUCTURING PLAN

5.2.1 THE PLAN

In February 2005, in order to achieve its strategy, to leverage its core capabilities and to institute a platform for sustainable, profitable business growth, the Company formally announced a plan (the Restructuring Plan or the Plan) for which some action items had started during the third quarter of fiscal 2005. The Plan focuses on the elimination of duplication of effort together with the establishment of a more competitive cost structure and is intended to protect the Company’s technological leadership while at the same time fostering synergies between its various operating units and implementing sound business practices. The Plan included the following actions:

·	Consolidate development and production activities, including engineering, program management and global procurement (these functions had previously existed in various business units, resulting in duplication)

·	Improve initiatives geared towards standardizing processes and “productizing” the manufacturing process

·	Rationalize the civil training centre footprint, including consolidation of training centres where duplication exists and relocation of a number of FFSs to maximize yield

·	Optimize the work force, streamline the management structure and re-engage employees

·	Implement an Enterprise Resource Planning (ERP) system to improve transparency, accountability and information flow

·	Apply various other measures that affect the nature and focus of operations

5.2.2 ACTIONS TAKEN

Fiscal 2006 has been a transition year for CAE while the Company addressed its business processes and cost structure, with the goal of having a restructured and solid earnings base. Over the last 18 months, the Company has taken action in the following areas of activity:

Organizational restructuring

·	Sold the Marine Controls division to restore health to the balance sheet and to focus on core business

·	Reorganized the Company’s internal structure, effective April 1, 2005, such that operations are managed through four segments

·	Consolidated departments such as program management and engineering, which were previously divided between Civil and Military

·	Reduced the footprint in the main manufacturing plant by more than 10%; thereby improving productivity and increasing efficiency

·	Bolstered the management team and, at the same time, eliminated layers of regional management

·	Rationalized the civil training centre footprint, including the redeployment of seven FFSs, more specifically as a result of the following:

· The closure of the Maastricht operations (training centre and flight school) and the redeployment of its activities and assets to the Company’s training centres in Amsterdam and Brussels

· The closure of the Senasa (Spain) training centre and the redeployment of its operations and A340 FFS to the Company’s Madrid training centre (Barajas)

Operational & procedural restructuring

·	Standardized and optimized the development and manufacturing processes, leading to faster production of lower-cost FFSs and greater rationalization of the manufacturing footprint

·	Launched Project Phoenix, a $630-million R&D initiative designed to help maintain CAE’s technological leadership

·	Concluded more than 500 layoffs to right-size the organization and to reduce duplication

·	Created Global sourcing function to combine procurement activities in one department with a mission to reduce the cost of sub-contracted work to the Company as well as inputs from suppliers. It also facilitates knowledge sharing across CAE’s global business and implementation of best practices in procurement

·	Introduced a new compensation structure that emphasizes Management’s focus on economic value creation

·	Instituted more disciplined bid procedures and use of the balance sheet

·	Introduced Kaizen workshops and Six Sigma quality control to increase efficiency, improve employee engagement and ensure customer satisfaction

28 _ CAE ANNUAL REPORT 2006

5.2.3 ACTIONS STILL IN PROGRESS

As stated above, since the Restructuring Plan was announced, TS/C completed the relocation of seven FFSs, four more are in the process of being redeployed and others will be relocated by the end of fiscal 2007. Once the Restructuring Plan is finalized, CAE expects that 28 FFSs will have been affected by the restructuring process.

     The expansion and conversion of CAE’s Burgess Hill (UK) facility, which was solely serving the Military segment, to a civil training facility is also well under way, and the extension is expected to be completed during the fall of 2006. After the expansion is completed, the Burgess Hill facility will host a total of eight FFS bays. Following the conversion, Burgess Hill will serve both the military and civil segments.

     In Spain, CAE and its partner, Iberia Lineas Aereas de España S.A. (Iberia), moved forward with their consolidation plan, and the Alcala training centre will be closed once the expansion of the Barajas Training Centre is completed and all the FFSs have been redeployed. The Company expects the Barajas training centre to be fully operational by end of fiscal 2007.

     Upon the completion of the North East training centre in late calendar 2006, the secondary Dallas training centre will be closed. This closure will mark the end of our redeployment strategy under our Restructuring Plan.

During fiscal 2007, the Company will continue to:

·	review its product and services portfolio to deliver solutions focused on customers’ needs

·	develop processes aimed at creating innovation by which to systematically extend its capabilities and technology into new markets

·	incur some additional costs associated with the re-engineering of its business processes as they relate to the implementation of an ERP system

5.3 KEY PERFORMANCE DRIVERS The Company believes that it has the following competitive advantages:

5.3.1 TECHNOLOGICAL LEADERSHIP

The Company’s technological leadership is unparalled and is a key competitive advantage. Pilots around the world regard CAE’s simulation as the closest thing to the true experience of flight. With more than 1,200 employees holding a science degree and significant investment in research and development (approximately 10% of its annual revenue), the Company continues to provide innovative training products that meet the essential needs of its customers. CAE has consistently led the evolution of flight training and simulation systems technology with numerous industry firsts to its credit. CAE has simulated the entire range of large civil aircraft as well the leading regional and business aircraft and a number of civil helicopters. CAE is also an industry leader in the provision of simulation and training solutions for military fixed-wing transport aircraft and military helicopter platforms. In addition, CAE has extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft, as was recently demonstrated with the Airbus A380 and Embraer 170 and 190 programs.

5.3.2 PRODUCT DESIGN AND RELIABILITY

CAE simulators are designed to be easily upgradeable by the customer so that they can best represent the aircraft type as it evolves (due to product changes or changes in air-worthiness regulations). In addition, CAE simulators achieve amongst the highest reliability rates in the industry, a key benefit as simulators operate in high-duty cycles (16 to 20 hours a day is common).

5.3.3 LONG-TERM CUSTOMER RELATIONSHIPS

The Company has worked successfully, in some cases, for decades with major airlines and ministries of defence around the world. As a result of its long-term relationships and its focus on the quality of services, the Company consistently meets or exceeds its customers’ standards.

5.3.4 LARGE AND DIVERSIFIED FLEET OF FFSs

To meet the diverse operational requirements of its customers, the Company operates a large fleet of FFSs. The Company’s fleet is comprised of commercial jets, business jets and military helicopters from various types of aircraft manufactured by major manufacturers.

5.3.5 LEVERAGING COMPLEMENTARITIES OF PRODUCTS AND SERVICES

CAE is unique in its ability to provide a broad array of flight training products through which solutions can be tailored to suit each customer’s specific requirements. A strong connectivity exists between the Company’s Product segments and Services segments where sales of training equipment and related services are often part of the same program and are viewed in an integrated manner.

5.3.6 CUSTOMER SUPPORT

CAE maintains a strong focus on after-sales support, which is often critical to win follow-on sales.

5.3.7 GLOBAL COVERAGE

The Company currently operates in 19 countries on five continents. This broad geographic coverage enables the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs.

CAE ANNUAL REPORT 2006 _ 29

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date:	May 29, 2006	By: /s/ Hartland J. Paterson
Name: Hartland J. Paterson
Title: Vice President Legal, General Counsel
and Corporate Secretary

6.5 NET DEBT

Net debt is defined as long-term debt (funded debt), including its current portion, minus cash and cash equivalents as they appear on the related consolidated balance sheet. The Company considers net debt to be an indicator of its overall financial position.

6.6 NON-CASH WORKING CAPITAL

Non-cash working capital is defined as current assets minus current liabilities as they appear on the related consolidated balance sheet, excluding the following items: cash and cash equivalents, current portion of long-term debt and current portion of assets and liabilities held for sale.

6.7 NON-RECURRING ITEMS

Non-recurring items are items identified as being inherently outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. Management considers that by highlighting significant non-recurring items and by providing operating results excluding these items, it is providing useful supplemental information that allows for a better analysis of CAE’s underlying and ongoing operating performance.

6.8 REVENUE PER SIMULATOR

Revenue per simulator is calculated by dividing the revenue of TS/C for the period (on an annualized basis) by the related Revenue Simulator Equivalent Unit.

6.9 REVENUE SIMULATOR EQUIVALENT UNIT

Revenue Simulator Equivalent Unit (RSEU) is defined as the sum of the FFSs that were available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, CAE will report only 50% of the FFSs deployed under this joint venture as RSEU. If a FFS is being powered down and relocated, it will be excluded from this computation until the FFS is re-installed and available for revenue generation as an RSEU.

6.10 SEGMENT OPERATING INCOME

Segment Operating Income (SOI) is the key indicator used internally to measure the financial performance of each segment. This measure gives a good indication of the profitability of each segment, as it excludes the impact of any items not specifically related to the segment’s performance (such items are presented in the reconciliation between total Segment Operating Income and EBIT; see Note 26 to the Consolidated Financial Statements).

7 FOREIGN EXCHANGE

The Company’s reporting currency is the Canadian dollar, and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates as required by GAAP. For fiscal 2006, the Company, while achieving operational improvements, was again impacted by the continued strengthening of the Canadian dollar. From the beginning to the end of the period, the Canadian dollar gained 4%, 10% and 11% respectively against the US dollar, the Euro and the British pound, the three main operating currencies of the Company.

The foreign exchange (FX) rates used to translate assets, liabilities and backlog were as follows for the year ended March 31:

	2006	2005	(Decrease)

US dollar (US$ or USD)	1.1671	1.2096	(4%)
Euro (y)	1.4169	1.5689	(10%)
British pound (£ or GBP)	2.0299	2.2848	(11%)

The average FX rates used to translate revenues and expenses were as follows for the fiscal year ended March 31:
	2006	2005	(Decrease)

US dollar (US$ or USD)	1.1938	1.2789	(7%)
Euro (y)	1.4553	1.6064	(9%)
British pound (£ or GBP)	2.1341	2.3573	(9%)

     Management estimates that the appreciation of the Canadian dollar during fiscal 2006 had an unfavourable impact on its earnings from continuing operations (after-tax) of approximately $5 million compared to fiscal 2005. CAE believes that disclosing the impact of FX movement on its results is useful supplemental information, since it allows performance to be compared between periods, excluding the impact of FX, which can significantly affect the Company’s operations and financial results.

CAE’s exposure to fluctuations of FX rates between its main operating currencies is as follows:

·	For each of the Company’s network of civil and military training centres, most of the revenue and costs are generated and incurred in the same currency, leaving the net profitability and the net investment in these training centres exposed to foreign currency fluctuation. Under GAAP, gains or losses resulting from the translation of the net investment in a self-sustaining subsidiary is deferred in the cumulative translation

CAE ANNUAL REPORT 2006 _ 31

adjustment (CTA) account which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability will impact the earnings statement immediately and affect year-to-year and quarter-to-quarter comparisons.

·	For the Company’s manufacturing operations outside of Canada (Germany, US, UK and Australia), most of the revenue and costs are generated and incurred in the local currency with the exception of some data and equipment that can be bought, from time to time, in different currencies. This also leaves the net profitability of the period and the net investment in these locations exposed to foreign currency fluctuation.

·	For the Company’s manufacturing operations in Canada, although the net assets are not exposed to fluctuations of foreign currencies against the Canadian dollar (except for receivables and payables in foreign currencies), more than 90% of its revenues are generated in foreign currencies (mostly the US dollar and Euro), and a significant level of its expenses are incurred in Canadian dollars leaving this operation exposed to fluctuations in foreign currencies. As a general policy, the milestone payments as per contracts denominated in foreign currencies are hedged when signed, which allows the Company to protect itself against a portion of this foreign exchange exposure. However it is impossible to offset all of the impacts of the movement in foreign currencies with these measures, leaving some residual exposures impacting the statement of earnings. From a long-term perspective, the Company’s manufacturing operations in Canada are exposed to fluctuations of the Canadian dollar since it does not hedge future revenues. It is therefore exposed to potential gains or losses in its foreign currency revenues for its future business.

8 CONSOLIDATED RESULTS

Sections 8.1 and 8.2 provide information for the fourth quarter of fiscal 2006, and sections 8.3 and 8.4 provide information on the fiscal year. Section 8.5 discusses how various government cost-sharing programs have impacted the consolidated results.

8.1 RESULTS FROM OPERATIONS – FOURTH QUARTER OF FISCAL 2006

SUMMARY OF CONSOLIDATED RESULTS FOR THE THREE-MONTH PERIOD ENDING

	March 31,	Dec. 31,	March 31,
(amounts in millions, except per share amounts)	2006	2005	2005

Revenue	$284.3	$276.6	$262.7
EBIT	9.5	32.7	(0.7)
As a % of revenue	3.3%	11.8%	–
Interest expense, net	0.9	6.1	16.1

Earnings (loss) from continuing operations (pre-tax)	$8.6	$26.6	$(16.8)
Income tax (recovery) expense	(6.2)	9.1	(26.1)

Earnings (loss)
From continuing operations	$14.8	$17.5	$9.3
From discontinued operations	(5.4)	0.1	99.5

Net earnings	$9.4	$17.6	$108.8
Basic and diluted EPS from continuing operations	0.06	0.07	0.04
Basic and diluted EPS	0.04	0.07	0.44

8.1.1 CONSOLIDATED REVENUE – FOURTH QUARTER OF FISCAL 2006

Revenue was $284.3 million compared with $276.6 million for the third quarter of fiscal 2006 (sequential) and $262.7 million for the fourth quarter of last year (year-over-year).

     The sequential increase of $7.7 million, or 3%, results mainly from the performance of the SP/C and TS/C segments, which, respectively, posted a $15.0 million increase (greater number of orders) and $3.1 million increase (strong overall demand). These increases were partially offset by decreases in SP/M of $5.3 million (lower production level) and TS/M of $5.1 million (negative foreign exchange impacts). The year-over-year increase of $21.6 million (or 8%) results mainly from a $23.8 million increase in SP/C revenue (higher level of activity) partially offset by a $3.0 million decrease in SP/M (lower production level).

Further analysis of each segment’s results is provided in the Segmented Results section.

8.1.2 CONSOLIDATED EBIT – FOURTH QUARTER OF FISCAL 2006

EBIT reached $9.5 million (3.3% of revenue) compared with $32.7 million (11.8% of revenue) in the third quarter and incurred a loss of $0.7 million for the same period last year.

     The $9.5 million EBIT reported this quarter was negatively impacted by $25.1 million in costs incurred during the quarter in relation to the Restructuring Plan. Excluding this non-recurring item, EBIT would have been $34.6 million (12.2% of revenue). The $32.7 million of EBIT reported in the third quarter, for its part, included $4.9 million in non-recurring costs. Therefore, the third quarter EBIT, adjusted for non-recurring items, would have been $37.6 million (13.6% of revenue). On the same basis, EBIT for the fourth quarter of fiscal 2005 amounted to $27.7 million (10.5% of revenue).

32 _ CAE ANNUAL REPORT 2006

     The sequential decrease in EBIT of $3.0 million or 8% is mainly due to lower revenue generated by the TS/M segment partially offset by higher level of activity for TS/C. The year-over-year increase of $6.9 million or 25% resulted mainly from stronger performance in program execution for the SP/C segment combined with higher level of activity for TS/C.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section. Further analysis of each segment’s results is provided in the Segmented Results section.

8.1.3 INTEREST EXPENSE (NET) – FOURTH QUARTER OF FISCAL 2006

The net interest expense for the quarter amounted to $0.9 million compared with $6.1 million for the previous quarter and with $16.1 million for the fourth quarter of fiscal 2005. The variations between the periods are shown in the table and explained below.

(amounts in millions)	Sequential	Year-over-year

Net interest, comparative period	$6.1	$16.1
Decrease in interest on long-term debt	(3.9)	(8.0)
Increase in interest income	(2.4)	(2.8)
(Increase)/decrease in capitalized interest	0.6	(0.2)
Increase/(decrease) in amortization of deferred financing charges	0.2	(5.2)
Other	0.3	1.0

Net interest, current period	$0.9	$0.9

Decrease in interest on long-term debt

On a sequential basis the lower interest expense on long-term debt of $3.9 million results from the overall reduction in the Company’s debt level, combined with the repayment of the Amsterdam asset-backed financing facility at the end of the third quarter this year, triggering a charge totalling $3.4 million (including the one-time swap unwind costs and early prepayment charges of $2.8 million).

     On a year-over-year basis the lower interest expense on long-term debt owes primarily to the overall reduction in the Company’s debt level together with the effect, in the fourth quarter of last year, of the additional cost related to the Brazil training centre debt reduction in the amount of $2.5 million and swap unwind costs of $2.0 million.

Increase in interest income

The sequential and year-over-year increase in interest income results mainly from the fourth quarter recognition of $2.2 million in revenue resulting from the accretion of discounts on notes receivable owed to the Company by the acquirers of one of CAE’s discontinued operations.

Decrease in capitalized interest

The sequential decrease in capitalized interest resulted mainly from a lower level of assets under construction during the fourth quarter of fiscal 2006.

Decrease in amortization of deferred financing charges

The decrease of $5.2 million on a year-over-year basis resulted mainly from the write-off, during the fourth quarter of fiscal 2005, of the unamortized deferred financing charge related to the Brazil financing in the amount of $4.7 million and lower amortization from the new revolving credit facility renegotiated in July 2005 versus the previous costs of the April 2001 revolving credit facility.

8.1.4 INCOME TAXES – FOURTH QUARTER OF FISCAL 2006

Income taxes for the fourth quarter amounted to a net recovery of $6.2 million compared to an income tax expense of $9.1 million for the third quarter and a $26.1 million recovery in the fourth quarter of last year.

     The recovery in the fourth quarter is mainly attributable to the recognition of $9.0 million of tax assets arising from the reduction of the valuation allowance on CAE’s net operating losses (NOLs) in the US and other recoveries. This recognition was necessary mainly due to the further improvement in profitability of CAE’s US operations.

     Excluding the non-recurring items, the income tax expense for the fourth quarter of fiscal 2006 would have been $8.9 million, representing a tax rate of 28%. Income taxes for the third quarter were $9.1 million, representing an effective tax rate of 34%.

     Last year’s recovery resulted mainly from the recognition of $23.5 million of tax assets coming from the reduction of the valuation allowance on CAE’s NOLs in the US ($12.2 million) together with the recognition of net capital losses in the US as a result of the sale of the Marine division.

8.1.5 RESULTS FROM DISCONTINUED OPERATIONS – FOURTH QUARTER OF FISCAL 2006

The Company recorded a $5.4 million net loss from discontinued operations resulting mainly from additional costs incurred and provisions taken on residual obligations related to its former Cleaning Technologies business ($3.2 million), mostly in connection with the revaluation of a pension liability and the reversal of previously recognized tax assets.

     The net earnings from discontinued operations for the fourth quarter of fiscal 2005 amounted to $99.5 million and included the recognition of a gain of $103.9 million (net of taxes of $25.1 million) on the sale of the Marine division. For a complete discussion on discontinued operations, refer to the Acquisitions, Business Combinations and Divestitures section.

CAE ANNUAL REPORT 2006 _ 33

8.1.6 NET EARNINGS – FOURTH QUARTER OF FISCAL 2006

Net earnings were $9.4 million (3.3% of revenue) compared to $17.6 million (6.4% of revenue) for the third quarter and $108.8 million for the fourth quarter last year.

     Excluding non-recurring items, net earnings would have been $23.2 million for the fourth quarter of fiscal 2006, $23.7 million for the preceding quarter and $14.1 million for the same period last year.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

8.1.7 BASIC AND DILUTED EARNINGS PER SHARE – FOURTH QUARTER OF FISCAL 2006

EPS amounted to $0.04 and EPS from continuing operations, excluding non-recurring items, were $0.09. This compares to $0.07 and $0.09 respectively in the third quarter of fiscal 2006. For the same period in 2005, EPS reached $0.44, and EPS from continuing operations excluding non-recurring items were $0.06.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items – fourth quarter of fiscal 2006 section.

8.2 RECONCILIATION OF NON-RECURRING ITEMS – FOURTH QUARTER OF FISCAL 2006

The table below shows how certain non-recurring items (as defined in Section 6) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful, as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS FOR THE THREE-MONTH PERIOD ENDING

		March 31, 2006			December 31, 2005			March 31, 2005

(amounts in millions,	Amount	Amount		Amount	Amount		Amount	Amount
except per share amounts)	pre-tax	after tax	Per share	pre-tax	after tax	Per share	pre-tax	after tax	Per share

Earnings (loss) from
continuing operations	$8.6	$14.8	$0.06	$26.6	$17.5	$0.07	$(16.8)	$9.3	$0.04
Restructuring Plan
– Restructuring charge	13.8	10.3	0.04	2.6	1.9	0.01	24.5	16.7	0.07
– Other costs associated with
the Restructuring Plan	11.3	8.7	0.03	3.4	2.3	0.01	3.9	3.0	0.01
Accretion of discounts on
notes receivable	(1.6)	(1.6)	(0.01)	–	–	–	–	–	–
Early settlement of high-cost
long-term debt	–	–	–	2.8	2.0	0.01	9.2	8.6	0.03
Foreign exchange loss	–	–	–	0.7	1.0	–	–	–	–
Exit from the Dornier 328J platform	–	–	–	(1.8)	(1.0)	(0.01)	–	–	–
Tax recoveries	–	(9.0)	(0.03)	–	–	–	–	(23.5)	(0.09)

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$32.1	$23.2	$0.09	$34.3	$23.7	$0.09	$20.8	$14.1	$0.06

Items included in the table above for the fourth quarter of fiscal 2006 are further discussed below. Other items are discussed in the

Reconciliation of non-recurring items – fiscal 2006 section.

8.2.1 RESTRUCTURING PLAN

The Company accounts for the restructuring charges in accordance with the Canadian Institute of Chartered Accountants (CICA), Emerging Issues Committee (EIC) abstract number 134 – EIC 134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), as described in Note 24 to the Consolidated Financial Statements. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can be recorded only when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company with little or no discretion to avoid transferring or using the assets in the future. For the exit costs, a commitment to an exit plan or a plan of disposal only expresses Management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.

     The Company is providing information on all costs associated with the Restructuring Plan (as described in Section 5), including the closure of business activities, the relocation of business activities from one location to another, the changes in management structure and all other costs related to the restructuring as it affects the nature and focus of the operations. However, the above accounting guidelines may limit the type of expense than can be separately classified as a restructuring charge in the Consolidated Statement of Earnings.

34 _ CAE ANNUAL REPORT 2006

     As a result, the Company’s financial statements provide a reconciliation of the sum of its SOIs with the earnings before interest and taxes (Note 26). As part of this reconciliation, Management has highlighted all the costs associated with its Restructuring Plan in two separate lines. The first line, entitled “Restructuring charge,” provides the information on restructuring costs that meet the definition of EIC-134 and EIC-135. The second line, entitled “Other costs associated with the Restructuring Plan” provides information on incremental costs that are incurred as a result of the Restructuring Plan which are included in EBIT, according to GAAP, but do not necessarily qualify as “restructuring charges” for GAAP purposes. Management has decided to isolate these costs from SOI to better disclose all costs of the Restructuring Plan.

     During the fourth quarter of fiscal 2006, the Company incurred $25.1 million in costs related to its Restructuring Plan. The costs incurred during this quarter were mostly related to the closure activities and relocation of some assets in the TS/C segment, the further optimization of the Montreal facility and the reduction of workforce abroad and in Canada. Of the $25.1 million, $13.8 million was recorded as a restructuring charge for workforce reduction and related expenses, and $11.3 million was associated with its Plan.

8.2.2 ACCRETION OF DISCOUNT ON NOTES RECEIVABLE

Of the $2.2 million in additional interest resulting from the accretion of discount on notes receivable, only $0.6 million should be considered recurring on an annual basis until maturity.

8.2.3 TAX RECOVERIES

As indicated previously, the Company recovered $9.0 million in the fourth quarter of fiscal 2006 as a result of a reduction in the valuation allowances on NOLs and on the tax recoveries.

     During the fourth quarter of fiscal 2005, non-recurring items included the recognition of $23.5 million in tax assets from a reduction in the valuation allowance for NOLs and for capital losses for income tax purposes in the US.

Management considers these recoveries to be non-recurring since they are not part of the day-to-day operations of the Company.

8.3 RESULTS FROM OPERATIONS – FISCAL 2006
SUMMARY OF CONSOLIDATED RESULTS FOR THE TWELVE-MONTH PERIOD ENDING MARCH 31

(amounts in millions, except per share amounts)	2006	2005	2004

Revenue	$1,107.2	$986.2	$938.4
EBIT	106.2	(373.0)	81.3
As a % of revenue	9.6%	–	8.7%
Interest expense, net	16.2	32.1	22.4

Earnings (loss) from continuing operations (pre-tax)	$90.0	$(405.1)	$58.9
Income tax expense (recovery)	19.1	(100.4)	11.5

Earnings (loss)
From continuing operations	$70.9	$(304.7)	$47.4
From discontinued operations	(6.0)	104.8	16.6

Net earnings (loss)	$64.9	$(199.9)	$64.0
Basic and diluted EPS from continuing operations	0.28	(1.23)	0.20
Basic and diluted EPS	0.26	(0.81)	0.27

8.3.1 CONSOLIDATED REVENUE – FISCAL 2006

Revenue reached $1,107.2 million, representing an increase of $121.0 million, or 12.3%, over the $986.2 million reported for the previous year. Compared to fiscal 2004, revenue increased by $168.8 million. The year-over-year increase resulted from growth in every business segment: the SP/C segment increased its revenue by $43.6 million resulting from higher in FFS deliveries; the SP/M segment also increased its revenue by $48.5 million, mainly attributable to the NH90 contract; TS/C’s revenue increased by 5% or $15.5 million as a result of an improved business environment; and TS/M’s revenues increased by $13.4 million as a result of higher levels of maintenance and support services.

     Revenue in fiscal 2005 was $47.8 million higher than in fiscal 2004 as a result of higher revenue for TS/C (higher number of RSEUs) and was slightly offset by the strengthening of the Canadian dollar, which impacted all segments.

     Improvements in fiscal 2006 over the previous two years were accomplished despite the continued strengthening of the Canadian dollar during the past three years.

Further analysis of the results of each segment is provided in the Segmented Results section.

CAE ANNUAL REPORT 2006 _ 35

8.3.2 CONSOLIDATED EBIT – FISCAL 2006

EBIT reached $106.2 million (9.6% of revenue) compared with a loss of $373.0 million (including an impairment charge of $443.3 million) last year. EBIT in fiscal 2006 exceeds the level reached in 2004 by 31%.

     EBIT was impacted by various non-recurring items, including a $5.3 million net foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries, a gain of $1.8 million related to exiting the Do328J platform, a write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects and restructuring costs of $18.9 million and other Restructuring Plan-related charges of $15.1 million (for a total cost of $34.0 million related to the Restructuring Plan in fiscal 2006). Excluding non-recurring items, EBIT would have been $139.0 million (12.6% of revenue).

     Last year’s reported EBIT of negative $373.0 million included the effect of the $443.3 million impairment charge together with restructuring costs of $24.5 million and $7.7 million in non-recurring Restructuring Plan-related expenses incurred during the initial phase of the Company’s restructuring effort. These were offset by the recognition of $14.2 million in additional investment tax credits (ITCs) related to fiscal 2000 to fiscal 2004. Excluding these items, last year’s EBIT would have been $88.3 million (9.0% of revenue).

For fiscal 2004, EBIT would have amounted to $90.6 million (9.7% of revenue), excluding the impact of non-recurring items. Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

Further analysis of each segment’s results is provided in the Segmented Results section.

8.3.3 INTEREST EXPENSE (NET) – FISCAL 2006

Net interest expense for fiscal 2006 amounted to $16.2 million compared with $32.1 million for fiscal 2005. The variations between the periods are explained below.

		FY2005	FY2004
(amounts in millions)		to FY2006	to FY2005

Net interest, prior period		$32.1	$22.4
Increase/(decrease)	in interest on long-term debt	(12.3)	5.2
(Increase)/decrease	in interest income	(1.2)	0.4
(Increase)/decrease	in capitalized interest	3.0	0.6
Increase/(decrease)	in amortization of deferred financing charges	(5.7)	4.0
Other		0.3	(0.5)

Net interest, current period		$16.2	$32.1

Decrease in interest on long-term debt for fiscal 2006

The decrease in interest on long-term debt in the amount of $12.3 million between fiscal 2005 and fiscal 2006 resulted mainly from a reduced level of borrowings on the revolving term credit facility together with the effect, in fiscal 2005, of the repayment of the Brazilian credit facility which triggered a $2.5 million cost related to this early settlement. This was offset by additional interest costs incurred in fiscal 2006 related to the Amsterdam asset-backed financing ($4.6 million, including the one-time non-recurring swap unwinding cost and early prepayment penalty of $2.8 million) and higher costs on various floating rate debt due to the increases in interest rates over last year.

Increase in interest income for fiscal 2006

Fiscal 2006 interest income is higher by $1.2 million due mainly to the recognition of $2.2 million in revenue resulting from the accretion of discounts on notes receivable owed to the Company by the acquirer of a discontinued operation. This increase was offset by the refinancing of CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) project during the third quarter of fiscal 2005 that resulted in a lower investment balance throughout fiscal 2006.

Decrease in capitalized interest for fiscal 2006

The impact of the decrease in capitalized interest of $3.0 million in fiscal 2006 was mainly due to reduced assets under construction on a year-over-year basis.

Decrease in amortization of deferred financing charges for fiscal 2006

The decrease of $5.7 million on a year-over-year basis resulted mainly from the write-off of $4.7 million of the unamortized deferred financing charge related to the Brazil financing that was repaid at the end of fiscal 2005, the reduced amortization of the deferred financing charge from the Brazil financing of $0.8 million and the lower amortization from the new revolving credit facility renegotiated in July 2005 versus the previous costs of the April 2001 revolving credit facility.

36 _ CAE ANNUAL REPORT 2006

Net interest – fiscal 2005 vs. fiscal 2004

Net interest expense amounted to $32.1 million in fiscal 2005 compared to $22.4 million in fiscal 2004, an increase of $9.7 million. The increase resulted mainly from non-recurring costs arising from repayments of various debts with the proceeds generated from the sale of Marine including expense due to the previously noted early settlement of the Brazilian debt facility. Excluding the impact of this early settlement, interest expense would have been $22.9 million for fiscal 2005, slightly above the fiscal 2004 level, mainly as a result of higher interest rates prevailing during fiscal 2005 and a lower level of capitalized interest.

8.3.4 INCOME TAXES – FISCAL 2006

Income tax expense for fiscal 2006 was $19.1 million compared to a net tax recovery of $100.4 million in fiscal 2005 and a tax expense of $11.5 million in fiscal 2004. These represented tax rates of 21.2%, 24.8% and 19.5%, respectively.

     As indicated previously, the Company recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 as a result of the reduction in valuation allowances on US NOLs and on other tax recoveries.

     Excluding the effect of these non-recurring items, the income tax expense would have been $28.1 million, representing a tax rate of 31% for the year.

     The tax recovery for fiscal 2005 resulted from various elements including the large non-recurring charges taken during the year, together with the recognition of $23.5 million in tax assets. Of this amount, $12.2 million was related to the reduction in the valuation allowance on CAE’s net operating losses in the US. The remaining amount related to the recognition of net capital losses in the US as a result of the sale of the Marine division. Excluding this non-recurring item, the income tax recovery would have been $18.5 million in fiscal 2005, representing a tax rate of 28%.

     The tax rate for fiscal 2004 was influenced by tax benefits of $4.4 million recorded on the prior years’ tax losses in Australia. Excluding this non-recurring item, the income tax expense would have been $15.9 million in fiscal 2004, representing a tax rate of 27%.

     The fluctuation in tax rates between periods is explained by changes to the mix of income for income tax purposes from various jurisdictions, together with changes in the tax rates for each of these jurisdictions.

     As at March 31, 2006, the Company has recorded the tax benefit related to all of its accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. The Company also has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $89.3 million on which a future tax asset of $9.7 million has been recorded.

8.3.5 RESULTS FROM DISCONTINUED OPERATIONS – FISCAL 2006

During fiscal 2006, the Company recorded a $6.0 million net loss from discontinued operations resulting mainly from additional costs incurred and adjustment to current provisions on pension and other obligations.

     In fiscal 2005, results from discontinued operations amounted to $104.8 million and included the recognition of a gain on the sale of the Marine division of $103.9 million (net of taxes of $25.1 million) as well as the earnings of $5.5 million previous to the sale. This was offset by a $4.4 million charge recorded in relation to CAE’s former Cleaning Technologies business.

     The $16.6 million net earnings from discontinued operations reported in fiscal 2004 represents a full year of earnings of Marine recorded before the sale in fiscal 2005.

For a complete discussion of discontinued operations, refer to the Acquisitions, Business Combinations and Divestitures section.

8.3.6 NET EARNINGS – FISCAL 2006

Net earnings amounted to $64.9 million compared to a net loss of $199.9 million for last year. Earnings from continuing operations excluding non-recurring items would have been $86.8 million, $46.9 million and $49.4 million in fiscal 2006, fiscal 2005 and fiscal 2004 respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items – fiscal 2006 section.

8.3.7 EARNINGS PER SHARE – FISCAL 2006

EPS for fiscal 2006 was $0.26 and EPS from continuing operations excluding non-recurring items was $0.35. In fiscal 2005, EPS represented a loss of $0.81, and in fiscal 2004 EPS was $0.27. EPS from continuing operations and excluding non-recurring items was $0.19 and $0.21 for fiscal 2005 and fiscal 2004 respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

CAE ANNUAL REPORT 2006 _ 37

8.4 RECONCILIATION OF NON-RECURRING ITEMS – FISCAL 2006 VS. FISCAL 2005 VS. FISCAL 2004

The table below shows how certain non-recurring items (as defined in Section 6) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful, as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS FOR THE TWELVE-MONTH PERIOD ENDING

			2006			2005			2004

(amounts in millions,	Amount	Amount		Amount	Amount		Amount	Amount
except per share amounts)	pre-tax	after tax	Per share	pre-tax	after tax	Per share	pre-tax	after tax	Per share

Earnings (losses) from
continuing operations	$90.0	$70.9	$0.28	$(405.1)	$(304.7)	$(1.23)	$58.9	$47.4	$0.20
Restructuring Pan
- Restructuring charge	18.9	14.1	0.06	24.5	16.7	0.07	9.3	6.4	0.03
- Other costs associated with
the Restructuring Plan	15.1	11.3	0.05	7.7	5.7	0.02	–	–	–
Accretion of discounts on
notes receivable	(1.6)	(1.6)	(0.01)	–	–	–	–	–	–
Early settlement of high-cost
long-term debt	2.8	2.0	0.01	9.2	8.6	0.03	–	–	–
Write-down of unamortized
deferred financing costs	1.1	0.7	–	–	–	–	–	–	–
Foreign exchange gain, net	(5.3)	(5.7)	(0.02)	–	–	–	–	–	–
Write-down of deferred bid costs	5.9	5.1	0.02	–	–	–	–	–	–
Exit from the Dornier 328J platform	(1.8)	(1.0)	(0.01)	–	–	–	–	–	–
Additional ITC recognition
(FY2000 – FY2004)	–	–	–	(14.2)	(10.1)	(0.04)	–	–	–
Tax recoveries	–	(9.0)	(0.03)	–	(23.5)	(0.09)	–	(4.4)	(0.02)
Impairment charge	–	–	–	443.3	354.2	1.43	–	–	–

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$125.1	$86.8	$0.35	$65.4	$46.9	$0.19	$68.2	$49.4	$0.21

Each item included in the above table is further discussed below.

8.4.1 RESTRUCTURING PLAN

During fiscal 2006, the Company incurred $34.0 million in costs related to its Restructuring Plan, of which $18.9 million was recorded as a restructuring charge according to GAAP for workforce reduction and related expenses and $15.1 million which did not meet the criteria to be classified as restructuring charges according to GAAP (refer to Section 5 for further information on the Company’s Restructuring Plan).

     During fiscal 2005, the Company recorded a $24.5 million restructuring charge for workforce reduction and related expenses together with $7.7 million in non-recurring Restructuring Plan-related charges incurred during the initial phase of the Company’s restructuring effort, for a total of $32.2 million in fiscal 2005.

     Since the launch of the Restructuring Plan, the Company has incurred $66.2 million in costs associated with the Plan, of which $43.4 million meet the criteria for classification as restructuring expenses under GAAP and $22.8 million, although not meeting the definition of restructuring expenses for GAAP purposes, are related to the Restructuring Plan.

     On April 5, 2004, as part of a previous rightsizing effort, the Company announced employee layoffs, of which 85% were based in Montreal. A restructuring charge of $7.5 million to cover severance and other costs related to these employees was recorded in the results of the fourth quarter of fiscal year 2004. Earlier, during the fourth quarter of fiscal 2004, the Company incurred $1.8 million in severance costs for European training centres. The total restructuring costs incurred during the fourth quarter of fiscal 2004 amounted to $9.3 million.

8.4.2 ACCRETION OF DISCOUNT ON NOTES RECEIVABLE

Of the $2.2 million in additional interest resulting from the accretion of discount on notes receivable, only $0.6 million should be considered recurring on an annual basis until maturity.

38 _ CAE ANNUAL REPORT 2006

8.4.3 EARLY SETTLEMENT OF HIGH-COST LONG-TERM DEBTS

During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a higher-cost asset-backed financing which was in place at the date of the acquisition of Schreiner Aviation Training, amounting to y22.7 million (the Amsterdam asset-backed financing). This prepayment resulted in a one-time pre-tax charge totalling $2.8 million. At the end of the fourth quarter of fiscal 2005, CAE fully repaid the term loan related to the financing project for its training centre in São Paulo, Brazil. This early repayment resulted in the non-cash write-off of $4.7 million in financing costs that were deferred on the balance sheet and amortized over the term of the facility (53 months were remaining). In addition, CAE incurred a $2.5 million charge in the form of an early repayment premium which also contributed to the non-recurring expense. Finally, there was a total of $2.0 million in costs associated with the unwind of interest rate swaps converting a floating-rate debt to fixed-rate debt.

8.4.4 WRITE-DOWN OF UNAMORTIZED DEFERRED FINANCING COSTS

Following the closing of the new credit facility on July 7, 2005, the Company in the second quarter of fiscal 2006, wrote down unamortized deferred financing costs of $1.1 million that were associated with its previous credit facility by management.

8.4.5 FOREIGN EXCHANGE GAIN, NET

During fiscal 2006, the Company reduced its net investment in certain of its self-sustaining subsidiaries. Accordingly, corresponding amounts of foreign exchange gains or losses accumulated in the currency translation adjustment (CTA) account were transferred to the Statement of Earnings, resulting in a net non-recurring pre-tax gain of $5.3 million for the year. The reduction of capitalization in self-sustaining subsidiaries is not part of the day-to-day operations of the Company and any impact on the results are not viewed as recurring.

8.4.6 WRITE-DOWN OF DEFERRED BID COSTS

During the first quarter of fiscal 2006, the Company wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which the Company was selected and for which subsequent to its selection, the likelihood of success was significantly reduced.

8.4.7 EXIT FROM THE DORNIER 328J PLATFORM

During the third quarter, CAE elected to exit the provision of training services for Dornier 328 Jet (Do328J) aircraft. Accordingly, CAE sold one Do328J FFS to Hainan Aviation Training Education Company Ltd., a subsidiary of Hainan Airlines in China, sold one Do328J simulator to PANAM International Flight Academy (PAIFA) and assigned all its remaining Do328J clients to PAIFA. The above transactions, together with the write-down of the two remaining Do328J FFSs (and related spare parts) resulted in a net gain of $1.8 million.

8.4.8 ADDITIONAL ITC RECOGNITION FOR FY2000 TO FY2004

While ITCs are a normal, recurring part of CAE’s business, fiscal 2005 results were positively impacted by the recognition of additional ITCs totalling $14.2 million. This followed the completion of an audit by the tax authorities on the R&D expenditures claimed for fiscal 2000 to fiscal 2002 and Management’s change to the estimate (in light of the audit results) of ITCs recoverable for fiscal 2003 and fiscal 2004.

     Additional ITC adjustments in the first quarter of fiscal 2005 were included in the Segment Operating Income of SP/C and SP/M and amounted to $9.8 million and $4.4 million respectively.

8.4.9 TAX RECOVERIES

As indicated previously, the Company recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 as a result of the reduction in valuation allowances on US NOLs and on other tax recoveries.

     During fiscal 2005, non-recurring items included the recognition of $23.5 million in tax assets from a reduction in the valuation allowance for net operating losses and for capital losses for income tax purposes in the US.

During fiscal 2004, the Company recognized a $4.4 million tax benefit related to the prior year’s tax loss in Australia. Management considers tax recoveries as non-recurring since they are not part of the day-to-day operations of the Company.

8.4.10 IMPAIRMENT CHARGE

During the third quarter of fiscal 2005, the Company initiated a comprehensive review of the performance results and strategic orientations of its business units. This strategic review revealed that several factors had severely and persistently affected mainly its then Civil segment (now SP/C and TS/C). Based on this review, the Company recorded a $443.3 million impairment charge as at December 31, 2004 (refer to the Company’s financial statements for fiscal 2005 for additional information).

CAE ANNUAL REPORT 2006 _ 39

8.5 GOVERNMENT COST-SHARING

To be able to respond to growth opportunities, CAE continues to invest in new and innovative technologies. In November 2005, CAE launched Project Phoenix, a $630-million, six-year R&D initiative, the goal of which is to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling and services.

     The Government of Canada has agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of CAE’s R&D program. In the past few years, the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. These investments are repayable through revenue-based royalties.

     The aggregate amount of funding received or receivable for Project Phoenix in fiscal 2006 is $17.3 million, based on costs incurred starting in June 2005, of which $13.5 million was recorded as a reduction of R&D expenses and $3.8 million against fixed assets or other capitalized costs.

During the same period, the Company has recorded royalty expenses amounting to $6.6 million on various other TPC projects. The following table provides information on funding and royalties for all programs:

(amounts in millions)	2006	2005	2004

TPC Funding
Phoenix	$17.3	$–	$–
Previous programs	7.5	10.8	13.9

Total TPC funding	$24.8	$10.8	$13.9
Amount capitalized	(3.8)	(0.9)	(4.4)

Amounts credited to income	$21.0	$9.9	$9.5
Royalty expense	(6.6)	(5.9)	(3.6)

Impact of TPC funding on earnings(1)	$14.4	$4.0	$5.9
Approximate impact of TPC funding on ITCs (25%)	(3.6)	(1.0)	(1.5)

Approximate pre-tax contribution of TPC funding to various R&D programs	$10.8	$3.0	$4.4

(1) The Company estimates that every $100 of net contribution it receives under various TPC programs reduces the amount of ITCs otherwise available by approximately $25 to $30.

     The above table does not reflect the additional level of R&D expenses that were incurred to secure the TPC funding. It should be noted that the Company must spend approximately $100 of eligible costs in order to attract approximately $30 in TPC funding.

9 CONSOLIDATED ORDERS AND BACKLOG

The Company’s consolidated backlog as at March 31, 2006 stood at $2.5 billion, slightly below its level at the beginning of the year. During the year, new orders added to the backlog amounted to $1.2 billion, which were offset by $1.1 billion in revenue generated from backlog (book-to-sale ratio or 1.12x) and by negative foreign exchange movements. The strengthening of the Canadian dollar relative to the Euro, US dollar and British pound over the period has, as at March 31, 2006 and subject to future currency fluctuations before contract completion, diminished the Canadian dollar value of CAE’s consolidated backlog by $176.2 million. The following table provides a continuity of the Company’s backlog since April 1, 2003.

CONSOLIDATED BACKLOG CONTINUITY SCHEDULE

(amounts in millions)	2006	2005	2004

Backlog, beginning of period	$2,504.7	$2,292.4	$2,135.7
+ Orders for the period	1,238.7	1,342.6	1,169.3
- Revenue for the period	(1,107.2)	(986.2)	(938.4)
+/- Adjustments (mainly FX)	(176.2)	(144.1)	(74.2)

Backlog, end of period	$2,460.0	$2,504.7	$2,292.4

Further details are provided in the Segmented Results section.

40 _ CAE ANNUAL REPORT 2006

10 SEGMENTED RESULTS

Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services sold to military and civilian markets — to reflect the way that the business is now being managed.

The Company changed its internal organization structure such that operations are now reported in four segments:

·	Simulation Products/Civil (SP/C): Designs, manufactures and supplies civil flight simulation training devices and visual systems

·	Simulation Products/Military (SP/M): Designs, manufactures and supplies advanced military training products for air, land and sea applications

·	Training & Services/Civil (TS/C): Provides business and commercial aviation training and related services

·	Training & Services/Military (TS/M): Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions

     Due to this change, the corresponding items of segment information from earlier periods have been presented to conform to the new internal organization.

     The profitability measure employed by Management for making decisions about allocating resources to segments and assessing segment performance is Segment Operating Income (refer to Section 6 for more details). The SP/C and the SP/M segments operate under an integrated organization that substantially shares all engineering, development, global procurement, program management and manufacturing functions. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment that, while done at fair market value for tax purposes, are recorded at cost for financial reporting purposes. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable; otherwise, the allocation is made on a proportion of each segment’s cost of sales.

Simulation products

The Simulation Products segments consist of the businesses related to the design, manufacture and supply of FFS and other synthetic training equipment for both civil and military applications, including the visual components (e.g., CAE Tropos® and CAE Medallion™ 6000), the provision of post-sales support services and updates for civil market customers, the development and commercialization of the CAE Simfinity® suite of flight training devices, and the development of such software packages as CAE NeTTS™ (Networked Tactical Training Solutions), CAE STRIVE®, Terra Vista™, and others.

     Simulation Products’ objective, which is carried out through its two segments, is to consolidate its development and production activities, including engineering, manufacturing, program management and global procurement. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties and for installation in the Company’s global network of training centres. CAE expects to improve its lead time, cost, quality and reputation for performance and technological excellence through continued operational improvements and investment in R&D programs.

10.1 SIMULATION PRODUCTS/CIVIL

10.1.1 NATURE OF OPERATIONS

The SP/C segment designs, manufactures and supplies flight simulators, visual systems and associated services (such as support and updates) to the civilian aviation industry. This segment also encompasses the development of CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity® system. Pilots using the CAE Simfinity® training system are able to practice landing, takeoff and taxiing under different weather conditions in hundreds of airports worldwide. SP/C’s manufacturing facility is located in Montreal, Canada.

     The Company builds civil simulators for all categories of aircraft, including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Agusta-Westland, Bell Helicopter and Sikorsky. The equipment demand is driven mainly by the introduction of new aircraft platform types and in-production aircraft deliveries. Since its inception, CAE has taken orders for more than 500 FFSs and flight training devices from over 110 commercial airlines, aircraft manufacturers and external training centres in 38 countries. With 60 years of experience in designing and manufacturing FFSs, CAE has established longstanding relationships with leading commercial airlines throughout the world. According to the annual publication Flight International Civil Simulator Census (last published in April 2006) and its more current version found at www.flightinternational.com, CAE has supplied 45% of the installed base of civil FFSs and has won in average 67% market share of completed orders for civil FFSs since 1990.

CAE ANNUAL REPORT 2006 _ 41

10.1.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
SP/C FINANCIAL RESULTS FOR THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins and FFS deliveries)		2005	2004	2003

Revenue		$213.4	193.0	270.9
Segment Operating Income		$7.8	10.7	85.2
Operating margins	%	3.7	5.5	31.5
Depreciation and amortization		$12.1	13.7	12.1
Capital expenditures		$10.9	13.4	10.6
Backlog		$273.5	197.8	225.8
FFS deliveries(1)		11	19	36
- Internal		3	5	20
- External		8	14	16

·	Yearly FFS deliveries are provided as an indication of volume going through SP/C’s production unit over time. Since CAE’s revenue from contracts for the development and production of flight simulators is recognized using the percentage-of-completion method, there may not be a direct relationship between the number of FFS delivered and the revenue recognized.

     Fiscal 2003 witnessed a decline in civil equipment and support services activities, reflecting the then state of the commercial aviation market that was affected by world events such as the terrorist attacks of September 2001, the war in Iraq and the SARS epidemic. With $270.9 million in revenue, fiscal 2003 saw a decline of approximately 40% from the previous two fiscal years when the aerospace market had reached its peak and revenue was over $440 million. Strong backlog with higher profitability due mainly to high volume orders from North American legacy carriers and a weaker Canadian dollar in fiscal years 2001 to 2003 led to operating margins in the range of 30%.

     SP/C continued to suffer in fiscal 2004 from continuing difficulties in the civil aerospace market, which resulted in severe competition and downward pricing pressure. In addition, a large number of airlines were in financial difficulty, resulting in a reduction of size of the addressable market. Operating margins decreased significantly as a result of the appreciation of the Canadian dollar and the decrease in the then higher margin North American revenues. The revenue mix shifted towards the Asian market where margins were much tighter. In addition, the number of FFSs delivered in fiscal 2004 fell from 36 in fiscal 2003 (20 internal and 16 external) to 19 (5 internal and 14 external), resulting in higher unit production costs.

     Although it was able to replenish its backlog in fiscal 2005, SP/C witnessed continued competitive pressure in the market, which adversely impacted its operating margins. In addition, negative foreign exchange impacts combined with higher manufacturing costs resulted in a further decline of operating margins with only 11 (3 internal and 8 external) FFS deliveries in the fiscal year.

     The increase in capital expenditures in fiscal 2004 was mainly due to CAE’s Simfinity® product development costs being capitalized and amortized over a period not exceeding five years starting in fiscal 2005 when the product was deployed.

     Backlog steadily decreased to reach a low of $197.8 million in fiscal 2004 from nearly $500 million in fiscal 2002, with order intake reaching a low of 11 FFSs in fiscal 2003. Thereafter, the number of FFSs awarded to SP/C increased to 16 FFSs ordered in fiscal 2004 and 17 in fiscal 2005.

10.1.3 FINANCIAL RESULTS – CURRENT
SP/C FINANCIAL RESULTS

(amounts in millions,
except operating margins and FFS deliveries)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$257.0	213.4	78.0	63.0	55.8	60.2	54.2
Segment Operating Income		$30.2	7.8	9.3	10.4	3.4	7.1	(2.5)
Operating margins	%	11.8	3.7	11.9	16.5	6.1	11.8	–
Depreciation and amortization		$11.3	12.1	2.2	1.7	5.3	2.1	4.1
Capital expenditures		$5.7	10.9	2.5	2.0	1.0	0.2	3.4
Backlog		$284.4	273.5	284.4	312.3	280.3	276.7	273.5

FFS deliveries(1)		19	11
- Internal		1	3
- External		18	8

·	Yearly FFS deliveries are provided as an indication of volume going through SP/C’s production unit over time. Since CAE’s revenue from contracts for the development and production of flight simulators is recognized using the percentage-of-completion method, there may not be a direct relationship between the number of FFS delivered and the revenue recognized.

     For the three-month period ended March 31, 2006, SP/C revenue amounted to $78.0 million, a quarter-over-quarter (sequential) increase of $15.0 million or 24%. On a year-over-year basis, revenue increased by 44% or $23.8 million. The sequential and year-over-year increases both result from increases in order intake earlier in the year as well as during the fourth quarter.

     For fiscal 2006, revenue reached $257.0 million, increasing $43.6 million or 20% over the same period last year resulting from the increase in production levels.

42 _ CAE ANNUAL REPORT 2006

     Segment Operating Income for the three months ended March 31, 2006 amounted to $9.3 million, a sequential decrease of $1.1 million or 11%. On a year-over-year basis, Segment Operating Income increased by $11.8 million from a $2.5 million loss in the same quarter last year. The sequential decrease is attributable mainly to a lower net contribution of Project Phoenix (since the third quarter contribution was reflecting the retroactive effect of the program) together with higher amortization of certain deferred development costs. The year-over-year increase is mainly attributable to improved program execution and increased synergies. This was offset somewhat by increased non-cash expenses as a result of the Company’s decision to further accelerate the amortization of development costs related to image generators.

     For fiscal 2006, Segment Operating Income was $30.2 million (11.8% of revenue) compared with $7.8 million (3.7% of revenue) for fiscal 2005. These increases were attributable mainly to the benefits of the Restructuring Plan combined with the effect of the improved business environment. The year-over-year increase would have been even higher without appreciation of the Canadian dollar and the recognition of additional investment tax credits (ITC) related to fiscal 2000 to fiscal 2004 which increased SOI by $9.8 million in the first quarter of fiscal 2005.

     The capital employed for SP/C as at March 31, 2006 was negative $37.7 million compared to positive $30.4 million as at March 31, 2005. The decrease is mainly attributable to a shorter cycle time, a more dynamic management of working capital and a change in the mix of orders resulting in increased deposits on contracts and an increase in trade accounts payable and accruals.

10.1.4 BACKLOG
SP/C BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$273.5	$197.8	$225.8
+ Orders for the period	284.4	290.1	213.5
- Revenue for the period	(257.0)	(213.4)	(193.0)
+/- Adjustments (mainly FX)	(16.5)	(1.0)	(48.5)

Backlog, end of the year	$284.4	$273.5	$197.8

     Backlog as at March 31, 2006 stood at $284.4 million, which represented an increase of $10.9 million from the same period last year, achieved while absorbing the negative impact of a stronger Canadian dollar over the period and a shorter cycle.

During the fourth quarter, SP/C was awarded the following contracts:

·	One ARJ21 FFS to AVIC 1 Commercial Aircraft Co. (ACAC)

·	One A320 FFS to Zhuhai Flight Training Centre

·	One B737 NG FFS to Zhuhai Flight Training Centre

·	One A330 FFS to Zhuhai Flight Training Centre

This brings the actual order intake for fiscal 2006 to 21 FFSs.

10.1.5 OUTLOOK

Management recognized positive signs in the civil aviation market during the later part of calendar 2005, as traffic levels and aircraft deliveries maintained their growth trend, which continued in the first quarter of calendar 2006. This is expected to lead to continued growth in aircraft deliveries in calendar 2006. However, the soaring price of fuel is creating some uncertainty since it has a material impact on the profitability of the airline industry.

     In calendar 2006, the emerging Asia-Pacific and Middle Eastern markets are expected to continue driving the majority of demand for FFSs, as these regions continue to experience robust air traffic growth due to above average Gross Domestic Product (GDP) growth and increased liberalization of air policy.

     In the mature North American and European markets, airlines are being affected by high fuel costs and intense domestic competition, which Management expects will continue to limit their capital spending in calendar 2006. The equipment demand in these markets will be driven mainly by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets as part of fleet renewal programs and by the growth of low-cost airlines.

     SP/C’s operating margin of 11.8% for fiscal 2006 reflected improved execution across SP/C’s portfolio of projects resulting from the execution of the Restructuring Plan. In addition, SP/C benefited from the net contribution of Project Phoenix starting in Q3 of fiscal 2006. On the other hand, SP/C still sees continuing price pressure on the market with customers being extremely cost-conscious and new players trying to penetrate the market with aggressive pricing strategies. As a result, going into next fiscal year, Management believes this competitive pressure, combined with the strength of the Canadian dollar, is limiting SP/C’s ability to achieve operating margins realized during fiscal 2003 (31.5%) . However, in fiscal 2007, Management is committed to improving the average operating margin performance realized during 2006 (11.8%) .

CAE ANNUAL REPORT 2006 _ 43

10.2 SIMULATION PRODUCTS/MILITARY

10.2.1 NATURE OF OPERATIONS

The SP/M segment is a world leader in the design, manufacture and supply of advanced military training and mission-rehearsal equipment for flight, ground and sea applications.

     In step with the need for increased global security, the military simulation market is driven by several factors. Most importantly, the changing nature of warfare from symmetric to asymmetric has been driving increased cooperation among allies. This has led to the deployment of joint and coalition forces and created the need for more interoperability and joint-training capabilities, such as distributed mission training. The introduction of new weapon system platforms as well as the upgrade and life extension of existing weapon system platforms has also had a direct impact on the military simulation market. Finally, more militaries and governments are shifting to a greater use of simulation in training programs due to improved realism, significantly lower costs, and less risk compared to operating the actual weapon system platform. All these factors lead to a military simulation marketplace that offers significant opportunities for growth.

     With CAE’s breadth and depth of technology solutions and training systems integration capabilities, SP/M is well positioned to capitalize on international military programs in North America, Continental Europe, UK, Australia, Asia and the Middle East. By continuing to strategically team and collaborate with key original equipment manufacturers (OEMs) and lead systems integrators both locally and abroad, SP/M will continue to develop its strong position in the global military simulation equipment market.

SP/M’s facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; Stolberg, Germany and Silverwater, Australia.

10.2.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE

SP/M FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins)		2005	2004	2003

Revenue		$278.9	291.8	290.9
Segment Operating Income		$26.4	28.5	59.2
Operating margins	%	9.5	9.8	20.4
Depreciation and amortization		$9.4	8.8	8.5
Capital expenditures		$4.4	3.5	9.7
Backlog		$511.3	471.4	516.9

     Fiscal 2003 was an unusual year for SP/M, resulting from strong efficiency in program execution, particularly towards the later stage of completion of several repeat simulators, engineering upgrades, as well as the achievement of two early delivery bonuses earned on some programs.

     In fiscal 2004, program margins returned to a more normalized level. The appreciation of the Canadian dollar adversely impacted revenue and operating margins, while operating margins were further impacted by low margins on some specific programs in Europe where CAE, albeit acting as the prime contractor, had sub-contracted a large portion of its work share to meet industrial requirements (local content). In addition, SP/M incurred significant bid costs on major programs, both in Europe and North America.

     In fiscal 2005, revenue and operating margins were further adversely impacted by foreign exchange movements, while a significant portion of the decrease in revenue resulted from delays in meeting specific milestones on the German Night Time Flying (NTF) program, which had made a major contribution to revenue in fiscal 2004. SP/M also reduced its selling and marketing expenses and was able to recognize $4.4 million in additional ITCs.

     A strong order intake of $328 million in fiscal 2005 led to SP/M backlog returning to previous levels after experiencing a slight decrease in fiscal 2004.

10.2.3 FINANCIAL RESULTS – CURRENT

SP/M FINANCIAL RESULTS

(amounts in millions, except operating margins)	FY2006		FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$327.4	278.9	77.5	82.8	94.4	72.7	80.5
Segment Operating Income		$27.7	26.4	6.9	6.3	9.7	4.8	8.8
Operating margins	%	8.5	9.5	8.9	7.6	10.3	6.6	10.9
Depreciation and amortization		$13.8	9.4	5.9	3.1	3.0	1.8	2.2
Capital expenditures		$6.0	4.4	3.0	1.1	1.6	0.3	0.8
Backlog		$540.5	511.3	540.5	453.0	493.1	535.1	511.3

     For the three months ended March 31, 2006, SP/M revenue amounted to $77.5 million for a quarter-over-quarter (sequential) decrease of $5.3 million or 6% and a year-over-year decrease of $3.0 million or 4%. Both the sequential and year-over-year decreases are mainly attributable to a lower production level in the quarter. In addition, the year-over-year decrease was further impacted by negative foreign exchange variances and the translation of foreign denominated revenues (mainly from the Euro and the US dollar).

     Revenue for fiscal 2006 increased by 17% to $327.4 million for a year-over-year increase of $48.5 million. The increase is primarily due to the start of production of the new NH90 program in Europe, together with the impact of the integration of Terrain Experts Inc. (Terrex). There has also been an increase in production level due to a higher amount of orders in the latter part of fiscal 2005. Partially offsetting the increase

44 _ CAE ANNUAL REPORT 2006

in volume are negative foreign exchange impacts and the translation of foreign denominated revenues (particularly from the Euro and the US dollar).

     Segment Operating Income for the three months ended March 31, 2006 amounted to $6.9 million (8.9% of revenue), compared to $6.3 million (7.6% of revenue) in the previous quarter and $8.8 million (10.9% of revenue) in the same quarter a year ago. The sequential increase is attributable mainly to a reduction in net R&D expenditure partially offset by higher amortization of certain deferred development costs. The year-over-year decrease is attributable mainly to the lower production level in the quarter combined with the net impact of the variance elements stated in the sequential analysis above.

     Segment Operating Income for fiscal 2006 increased by 5% to $27.7 million for a year-over-year increase of $1.3 million. The increase is attributable to higher revenue as mentioned above. SOI would have increased by 16% or by $4.1 million without the write-down of some deferred bid costs which reduced operating income by $1.5 million in the first quarter of fiscal 2006 and without the recognition of additional ITCs related to fiscal 2000 to fiscal 2004, which increased operating income by $4.4 million in the first quarter of fiscal 2005.

     The capital employed for SP/M as at March 31, 2006 was $49.3 million compared to $118.5 million as at March 31, 2005. The decrease is primarily a result of lower non-cash working capital mainly due to lower accounts receivable and increased trade accounts payable and accruals.

10.2.4 BACKLOG
SP/M BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$511.3	$471.4	$516.9
+ Orders for the period	364.4	328.2	284.1
- Revenue for the period	(327.4)	(278.9)	(291.8)
+/- Adjustments (mainly FX)	(7.8)	(9.4)	(37.8)

Backlog, end of the year	$540.5	$511.3	$471.4

Backlog as at March 31, 2006 stood at $540.5 million, which represents an increase of $29.2 million from the same period last year. Orders in the fourth quarter of fiscal 2006 amounted to $153.6 million and include the following:

·	One A330 Multi-Role Tanker Transport (MRTT) aircraft simulator for the Royal Australian Air Force

·	Three C-130J/KC-130J weapons systems trainers for the US Air Force (USAF) and US Marine Corps (USMC)

·	One MH-60S operational flight trainer (OFT) for the US Navy

·	Two C-295 FFSs, one for the Brazil Air Force and one for EADS CASA’s training centre in Seville, Spain

·	An upgrade to a P-3C OFT and a spares and support package for the US Navy

     The level of orders received during the fourth quarter ($153.6 million) compared to the level received for the entire year ($364.4 million) clearly demonstrate the irregular nature of the military business segment.

In addition to the above, significant orders for fiscal 2006 comprise the following:

·	Work for NH90 full-mission simulators for the German long-term training service contract

·	Upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy

·	Tactical training capability upgrades to the Royal Australian Air Force (RAAF) C-130J and C-130H simulators

10.2.5 OUTLOOK

SP/M’s commitment to customer satisfaction, leading-edge technology development and operational excellence continue to resonate with military customers and Original Equipment Manufacturers (OEMs) around the world.

     SP/M intends on continuing with its proven strategy of establishing closer relationships with key prime contractors and OEMs. In this vein, it has recently established a very successful and strategic cooperation agreement with EADS CASA, Spain’s leading aerospace company, which has named CAE as its preferred provider of C-295 aircraft training systems. As part of this agreement, SP/M will build on its delivery of C-295 training equipment in Brazil and Seville and be an integral part of the CASA team that offers the C-295 solution globally. SP/M’s recent win in the Australian Tanker program, also an integral part of its relationship with EADS CASA, positions SP/M favourably for a number of upcoming Tanker opportunities worldwide. CAE also continues to expand its relationship with Israel Aircraft Industries (IAI) to develop solutions for embedded training as well as for live and integrated virtual training. CAE will continue to hold ongoing discussions with various OEMs to establish relationships for the provision of training equipment for key platforms.

     As part of the largest R&D program in CAE’s history, Project Phoenix, SP/M remains committed to introducing new products and services that enhance its reputation as a technology leader. A strategic priority is to continue to bring innovative products and simulation-based solutions to market. An example of such technology is the new CAE Medallion™ 6000 high-fidelity visual system, which has been declared ready for training in record time on a Tornado simulator by the German Air Force. CAE-owned TERREX recently released a new software product called A-Terrain Extreme that will address customer requirements for an affordable 3-D database creation tool for intelligence visualization, geographical information system visualization and game development. Through the ongoing enhancement of current leading-edge technologies and the development of new simulation-based solutions, SP/M maintains its position as a world leader in modelling and simulation.

CAE ANNUAL REPORT 2006 _ 45

     SP/M’s track record and ability to innovate and introduce new technology on leading platforms, such as the NH90, bodes well for the future and on SP/M’s ability to position itself as a partner of choice for new and evolving aircraft platforms.

Training & Services

In the general category of Training & Services, CAE offers a wide range of services to its customers. These range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation and training centre design and operation.

10.3 TRAINING & SERVICES/CIVIL

10.3.1 NATURE OF OPERATIONS

The TS/C segment provides business, regional and commercial aviation training for pilots, maintenance technicians and flight crews. CAE is the world’s second largest independent provider of training services; it operates training centres on four continents and has an installed base of 108 FFSs as at March 31, 2006. CAE intends to selectively continue to expand its global network in strategic locations with high-growth potential.

     The TS/C segment provides tailored training services ranging from fully-integrated programs characterized by courses given by CAE training instructors and simulation hours (wet training) to solutions where CAE is providing the simulator facility and training device and the customer provides the instructor (dry training). The training services are offered to each of these three sectors: business, regional and commercial.

     The TS/C segment’s activities are affected by the seasonality of the industry. In times of peak travel (such as holidays), airline pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     The Company’s practice is to endeavour to secure numerous long-term training agreements with commercial, regional and business aircraft operators prior to establishing a new training centre. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some or all of their flight crew training, whether on a wet or dry basis. The business aviation training centres are used by more than 3,000 customers who tend to use third-party training centres as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus on ramping up utilization and increasing yield (through enhanced service offerings) in its training centres.

10.3.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/C FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins, FFSs deployed and RSEUs)		2005	2004	2003

Revenue		$306.8	268.8	246.2
Segment Operating Income		$39.8	28.3	30.4
Operating margins	%	13.0	10.5	12.3
Depreciation and amortization		$45.3	40.3	39.2
Capital expenditures		$100.6	68.3	201.5
Backlog		$829.6	823.5	651.3
FFSs deployed		105	102	89
RSEUs		98	96	N/A

     In fiscal year 2003, CAE achieved significant growth in revenue from training operations, reflecting the benefits of the acquisitions made in fiscal 2002 (Schreiner in August 2001 and SimuFlite in December 2001). The network of installed base simulators grew by 50% from the previous year.

     In fiscal 2004, revenue growth was attributable to an increase in the number of simulators deployed in the Company’s network and to an increase in capacity utilization in the latter part of the year. Operating margins, when compared to fiscal year 2003 and fiscal year 2005, were negatively impacted by the financial difficulties and ongoing restructuring of some of the North American airline operators, the SARS epidemic and the movement in exchange rates. Capital expenditures were constrained in 2004 following the significant expansion and addition to CAE’s network between 2001 and 2003.

     Although fiscal year 2005 remained a challenging year for the civil aviation industry, Segment Operating Income growth outpaced revenues. This was driven by the addition of the CAE-Iberia training centres in Madrid, Spain, and to additional FFSs in the Dubai training facility, which more than offset the lease expenses associated with the Company’s ongoing sale and leaseback program. During the year, CAE and Dassault Aviation signed a contract that made CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by an aircraft manufacturer upon the purchase of its aircraft. As part of this agreement, CAE is developing two Falcon 7X FFSs and a comprehensive training program that will incorporate CAE Simfinity® training technology. The TS/C network grew from an installed base of 102 FFSs at the end of fiscal year 2004 to 106 at the end of 2005 and revenue simulator equivalent units (RSEUs) from 88 to 98 for the same periods. Capital expenditures increased in fiscal year 2005 due primarily to the award of the Dassault programs.

46 _ CAE ANNUAL REPORT 2006

10.3.3 FINANCIAL RESULTS – CURRENT
TS/C FINANCIAL RESULTS

(amounts in millions, except operating margins,
FFSs and RSEUs)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$322.3	306.8	81.1	78.0	79.4	83.8	79.4
Segment Operating Income		$57.9	39.8	15.1	14.3	11.6	16.9	13.3
Operating margins	%	18.0	13.0	18.6	18.3	14.6	20.2	16.8
Depreciation and amortization		$43.3	45.3	10.7	11.8	10.3	10.5	10.4
Capital expenditures		$87.5	100.6	21.3	41.0	14.3	10.9	10.2
Backlog		$809.0	829.6	809.0	805.2	830.4	831.7	829.6

FFSs deployed		108	105
RSEUs		98	98

     For the three-month period ended March 31, 2006, TS/C revenue amounted to $81.1 million, a quarter-over-quarter (sequential) increase of $3.1 million or 4%. The sequential increase is attributable mainly to a strong overall demand in most of our training centres, despite the revenue impact associated with the relocation of assets in Europe and the closure of the Maastricht training centre. It should be noted that the strong demand during the quarter also compensated for the continuing appreciation of the Canadian dollar over major operating currencies.

     The TS/C segment generated over 94% of its revenue and operating income in currencies other than the Canadian dollar (approximately 66% in US dollars and 27% in Euro). Most of the operating costs were incurred in the same currency in which the revenue is earned, which mitigated a significant portion of the foreign exchange impact on the operating margin. Accordingly, the net revenue and operating income, when converted into Canadian dollars, were subject to fluctuation but the operating margin percentage remained generally unaffected by foreign exchange.

     On a year-over-year basis, revenue increased by 2% from $79.4 million for the fourth quarter of fiscal 2005 to $81.1 million. Average RSEUs for the quarter was 95 FFSs compared to 99 FFSs for the same period last year. The loss of four RSEUs is partly attributable to the relocation of assets during the quarter and the removal of some assets from CAE’s network (see Section 5 for further information). Notwithstanding the strong Canadian dollar and the fact that TS/C had four fewer RSEUs, the year-over-year improvement further highlights the increase in training conducted by clients in the Company’s training network fuelled by the robust business and commercial aviation market. For fiscal 2006, revenues increased by 5% to $322.3 million, an increase of $15.5 million over last year. This increase in revenue is mainly attributable to our ongoing strategy of converting customers from dry to wet training and the improved business environment in almost all the areas serviced by our training facilities. The revenue growth is even more significant in view of all the ongoing restructuring activities, FFS relocations and the consolidation of our operation in Europe. This is further highlighted by the fact that, on a RSEU basis, the Company had on average the same number of performing assets this year as last year.

     Segment Operating Income for the fourth quarter amounted to $15.1 million (18.6% of revenue), compared to $14.3 million (18.3% of revenue) in the third quarter. The third quarter benefited from a non-recurring gain of $1.8 million on the exit of the Dornier 328 Jet training market. The increase in revenue and operating margins were primarily due to higher revenue volume as well as to the factors mentioned above.

     Compared to the fourth quarter of last year, the Segment Operating Income increased by $1.8 million or 14%. The year-over-year improvement was due to various elements, including the above-mentioned increased level of activity. The benefits discussed above were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro.

     For fiscal year 2006, Segment Operating Income reached $57.9 million (18.0% of revenue) compared with $39.8 million (13.0% of revenue) for the same period last year. The year-over-year improvement is attributable mainly to strong demand, the improved operational efficiencies and the benefit of the Restructuring Plan.

     Capital expenditures amounted to $21.3 million for the fourth quarter and $87.5 million for the twelve months ended March 31, 2006 and are related to the ongoing investment required for the Dassault Falcon 7X training program, the buy-back of an operating lease on an FFS deployed in our network and a number of upgrades being conducted in the network.

The capital employed for TS/C as at March 31, 2006 was $614.9 million compared to $591.1 million as at March 31, 2005.

10.3.4 BACKLOG
TS/C BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$829.6	$823.5	$651.3
+ Orders for the period	346.9	377.4	448.7
- Revenue for the period	(322.3)	(306.8)	(268.8)
+/- Adjustments (mainly FX)	(45.2)	(64.5)	(7.7)

Backlog, end of the year	$809.0	$829.6	$823.5

     The order intake for the fourth quarter of fiscal 2006 amounted to $78.4 million. The backlog was reduced by about 5% by exchange rate fluctuations of $45.2 million during fiscal 2006.

CAE ANNUAL REPORT 2006 _ 47

     During the fourth quarter of fiscal 2006, TS/C was awarded a number of contracts that will increase its training presence in the Asia / Middle East market. The CAE China Southern Airlines joint venture in Zhuhai announced that it ordered three new FFSs from CAE that will be housed in a new six-simulator bay building.

     During fiscal year 2006, TS/C was awarded training contracts from over 1,000 new customers for a total contract value in excess of $55 million and was able to generate more than $311 million orders from existing customers.

10.3.5 OUTLOOK

The year 2006 was a very busy year for TS/C as a number of initiatives were being conducted at the same time. The consolidation and restructuring activities are progressing, the expansion or construction of four training centres was approved, the new ERP system for TS/C is being implemented and we have formally launched our new technical services capabilities.

     As fiscal 2006 ended, Management continued to see strong demand in the aviation-training market that is being driven mainly by worldwide passenger traffic growth and increased deliveries of both commercial and business aircraft, all of which results in pilot hiring and more need for training. For fiscal 2007, Management expects equally strong demand in the commercial and business aviation markets. However, projections of high fuel costs and continued intense competition with the emergence of start-ups and low-cost carriers will continue to put pressure on commercial airlines worldwide, with operators in the Americas and Europe likely to be more affected. Aircraft OEMs in both the business and commercial aviation segments continue to offer a good mix of proven and new platforms. In the 50-seat regional jet segment, projections point to a difficult market that will likely see an adjustment. While demand for training solutions and services should be strong overall, Management does not expect any significant improvements in training rates in these markets. With the current high price of fuel and intense competition, airlines will continue to maintain a tight grip on cost reduction. Historical trends show that, when the civil aviation industry emerges from a down cycle, as it is the case here, new entrants emerge in the commercial training business, resulting in a healthy competitive pricing environment.

     Management anticipates strong commercial airline training demand in CAE’s European, Asian, Indian and South American operations, as the majority of new aircraft orders are focused in these regions and because there is a current pilot shortage in Asia, India and the Middle East. The commercial aviation industry as a whole has projected severe pilot shortages which could persist into the next decade and affect all regions worldwide.

     With the restructuring activities in their final phases, Management feels that the segment is now in a position to fully capitalize on attractive business opportunities and to make strategic investments either alone or with partners in growing markets. As an early entrant into China, the Middle East and South East Asia, CAE is witnessing the payoff of such an initiative as demonstrated by several announcements in fiscal 2006 regarding the various types of expansions to our existing training facilities in those regions. This, along with the launch of new technical and training delivery services should position us well to capitalize on future growth opportunities. In the business aviation segment, CAE’s growth strategy to increase its coverage of in-production aircraft, strategic partnerships with OEMs on new aircraft platforms, and the strategic positioning of business aviation training solutions in three new locations worldwide (Dubai [UAE], Burgess Hill [UK], and New Jersey [US]) will allow CAE to benefit from the projected growth in business aviation training.

     Management continues its focus on productivity and has progressed well into its next phase of the Six Sigma management methodology with the conclusion and implementation of the first nine process-improvement projects. Additionally, the strategic aspects of Six Sigma implementation continues with the integration of Regulatory Compliance, Business Process/System Management, Risk Management and Continuous Improvement activities into a systematic approach designed to achieve operational excellence. The projected savings from the first nine projects have justified the effort and a second wave will follow.

     In support of CAE’s fiscal 2006 Restructuring Plan, CAE will complete the redeployment of a number of simulators to better position its assets for client access and optimal utilization and revenue generation. Management has projected that the downtime associated with the relocation will likely impact the number of RSEUs available for training in a given quarter, thereby possibly negatively impacting that quarter’s revenue from a year-over-year perspective. After completion of the redeployment of the assets, Management expects that the potential revenue impact associated with the relocation will be quickly offset by new revenue opportunities due to the optimization of the positioning of the assets.

10.4 TRAINING AND SERVICES/MILITARY

10.4.1 NATURE OF OPERATIONS

Ongoing military training and services operations in North America, Europe, Australia and other parts of the world continue to generate steady revenues for TS/M. CAE’s TS/M provides its customers with turnkey training services and a full range of training support services from over 60 locations around the globe. Services range from training of pilots, maintenance technicians and crew members to technical services, support training in engineering and maintenance, modelling and simulation consulting, and training centre design and operation.

     Today’s military forces are under constant pressure to reduce operating costs, improve performance, and above all, maintain a high state of readiness. With limited financial and human resources, meeting these challenges is increasingly difficult. Over the past decade, there has been a growing trend in the military community to outsource a variety of training services. This outsourcing can range from a complete, turnkey training operation to the outsourcing of simulator and academic instruction, courseware development, simulator maintenance and logistics support.

     TS/M is uniquely qualified to handle all training service needs and has been a leader in providing state-of-the-art training and support across the entire range of combat skills. TS/M has a range of experience and capability, including delivery of a turnkey training service as evidenced by CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) in the UK, the C-130 Training Centre in Tampa, Florida and soon with its partners, the NH90 training equipment and facilities at various sites in Germany and for Rotorsim in Sesto Calende, Italy.

48 _ CAE ANNUAL REPORT 2006

     CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system lifecycle, and CAE has established a Professional Services division within TS/M to help customers apply simulation to analysis, design, research and experimentation applications. Our experts offer professional services in areas such as project management, human factors, capability engineering, modelling and simulation and emergency management. The establishment of the Professional Services division is consistent with the desire of defence forces to use more simulation not only for training but throughout the lifecycle of equipment and delivery platforms and weapon systems.

10.4.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/M FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins)		2005	2004	2003

Revenue		$187.1	184.8	168.7
Segment Operating Income		$20.8	23.1	19.6
Operating margins	%	11.1	12.5	11.6
Depreciation and amortization		$8.0	5.9	5.5
Capital expenditures		$2.1	1.6	2.4
Backlog		$890.3	799.7	741.7

     Since fiscal 2002, when revenue was approximately $150 million, TS/M has experienced constant growth, reaching revenue of $187.1 million in fiscal 2005. Because of the long-term and recurring nature of the military service business, operating margins were relatively stable on an annual basis.

     However, in fiscal 2003, TS/M revenue and SOI were adversely impacted by foreign exchange. Although it witnessed the same trend in fiscal 2004, TS/M achieved strong performance in some Canadian and Australian programs. As has been the case for the Simulation Products/Military segment, TS/M incurred high bid costs for major programs in Europe and the US.

     In fiscal 2005, Helicopter Flight Training Services (HFTS), a consortium with three other major European defence contractors in which CAE has a 25% investment, was awarded a long-term NH90 training services contract by the German government, contributing to the replenishment of CAE’s TS/M backlog by y122.0 million.

10.4.3 FINANCIAL RESULTS – CURRENT
TS/M FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$200.5	187.1	47.7	52.8	50.7	49.3	48.6
Segment Operating Income		$19.1	20.8	3.3	8.4	5.4	2.0	4.2
Operating margins	%	9.5	11.1	6.9	15.9	10.7	4.1	8.6
Depreciation and amortization		$7.0	8.0	1.6	1.6	1.9	1.9	1.5
Capital expenditures		$30.9	2.1	15.5	1.5	7.4	6.5	0.1
Backlog		$826.1	890.3	826.1	797.8	829.4	904.0	890.3

     For the three months ended March 31, 2006, TS/M’s revenues amounted to $47.7 million, a quarter-over-quarter (sequential) decrease of $5.1 million or 10%. On a year-over-year basis, revenue decreased by $0.9 million or 2%. Both decreases are mainly attributable to negative foreign exchange impacts (approximately 25% of TS/M revenues are in US dollars, 20% in Euro and 30% in British pounds) partially offset by the integration of Greenley & Associates Inc., which was acquired last year and which specializes in modelling and simulation services.

     Revenue for fiscal 2006 increased by 7% to $200.5 million, a year-over-year increase of $13.4 million. The increase is a result of increased maintenance and support services, mainly on German and American bases, as well as the integration of Greenley & Associates Inc., partially offset by negative foreign exchange impacts as stated above.

     Segment Operating Income for the three months ended March 31, 2006 decreased by 61% from the previous quarter to $3.3 million. On a year-over-year basis, Segment Operating Income decreased $0.9 million or 21%. The sequential decrease is mainly due to lower revenue as explained above. The decrease is amplified by additional income in the third quarter of fiscal 2006 resulting from a cost recovery from the annual rate negotiations with the Canadian Government and a dividend received from a TS/M investment in the UK, both of which are part of the recurring business of TS/M but that does not come evenly quarter over quarter. The year-over-year decrease is mainly attributable to negative foreign exchange impacts as stated above.

     Segment Operating Income for fiscal 2006 was $19.1 million (9.5% of revenue) for a year-over-year decrease of $1.7 million from the $20.8 million (11.1% of revenue) posted last year. The decrease is mainly attributable to a $4.4 million write-down of deferred bid costs in the first quarter of fiscal 2006. Excluding non-recurring items, Segment Operating Income for the period would have amounted to $23.5 million (11.7% of revenue), an increase of $1.5 million over the same period a year ago. The increase is primarily due to higher revenue volume as well as to the factors mentioned in the above-described quarter variance analysis.

     Capital expenditures for the quarter amounted to $15.5 million and were mainly related to the building of training centres in Germany for the NH90 program and in Italy for Rotorsim, a joint venture between CAE and Agusta S.P.A.

CAE ANNUAL REPORT 2006 _ 49

     The capital employed for TS/M as at March 31, 2006 was $111.5 million compared to $75.0 million as at March 31, 2005. The increase was mainly due to increased capital expenditures as well as to lower deposits on contracts.

10.4.4 BACKLOG
TS/M BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$890.3	$799.7	$741.7
+ Orders for the period	243.0	346.9	223.0
- Revenue for the period	(200.5)	(187.1)	(184.8)
+/- Adjustments (mainly FX)	(106.7)	(69.2)	19.8

Backlog, end of the year	$826.1	$890.3	$799.7

     Backlog as at March 31, 2006 stood at $826.1 million, which represented a decrease of $64.2 million from the same period last year. The decrease in backlog is explained by adjustments arising mainly from the negative foreign exchange impact on the backlog of all foreign locations, especially in the UK (the Burgess Hill and Benson locations) and Germany.

     The order intake for the fourth quarter of fiscal 2006 amounted to $69.8 million and mainly consisted of a Synthetic Environment Core (Se-Core) Database Virtual Environment Development contract for the US Army and a support services agreement for the A330 Multi-Role Tanker Transport (MRTT) simulator for the Royal Australian Air Force. In addition, since the beginning of fiscal 2006, TS/M received various training services orders from its C-130 training centre in Tampa, US, as well as maintenance and support services contracts in Germany, US and Canada.

10.4.5 OUTLOOK

Given the constraints on defence budgets and resources, governments and defence forces worldwide are increasingly scrutinizing their expenditures and looking for innovative ways to meet operational commitments while focussing resources on core capabilities. One such example is a growing trend to outsource or privatize training service provisioning as a cost-effectiveness means to accelerate training delivery. TS/M is actively involved in this area and continues to see a growing demand from defence forces to use synthetic training as the way to download training tasks from the actual aircraft into the simulators and as a way to enhance true mission rehearsal. While synthetic training will never completely replace live combat training, TS/M sees more militaries increasing the number of synthetic training hours as a way to replace or complement live training. TS/M continues to identify and pursue a range of training services opportunities as well as professional service opportunities.

     TS/M intends to use its leading-edge technology in the area of Common Database and Common Environment and the credibility boost it received from the recent strategic win of the US Army’s Synthetic Environment Core (SE-CORE) Database Virtual Environment Development to capture a significant portion of the growing mission-rehearsal market. The highly sought SE-CORE program requires TS/M to further evolve its common virtual environment technology so as to enable armies to seamlessly interoperate live and constructive training systems while allowing the sharing and re-use of complex and costly databases. As the partner of choice for the SE-CORE, TS/M will establish a state-of-the-art database production facility for the US Army in Orlando, Florida. This strategic contract also entails the exercise of an option for a further four centres. The experience and technology resulting from the successful execution of this service contract is positioning TS/M favourably in terms of the credibility it needs to pursue similar opportunities globally.

     TS/M is also focussed on growing its training support services business. TS/M’s ability to grow this business as a result of being the partner of choice for new aircraft platforms has been exemplified in the recent awarding of a five-year contract by the Commonwealth of Australia to provide the Royal Australian Air Force with training support services for the A330 Multi-Role Tanker Transport (MRTT). This service contract will become an integral part of the very successful Australian Defence Forces Aerospace Simulators (MSAAS) contract that TS/M has negotiated in Australia. This contract, recently recognized by Australian Defence Magazine as one of the top defence programs in Australia, has helped TS/M significantly increase its services business in Australia and serves as a model for similar opportunities elsewhere.

     TS/M continues to grow business revenue from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK as well as maintenance and service contracts that support almost all of the flight simulators of the German Armed Forces. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission-preparation training. The RAF now regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer generated forces in mission scenarios. In a similar arrangement, TS/M is a key player in the consortium that will provide the German Armed Forces with NH90 helicopter training services over a 14.5 -year period beginning in 2008. TS/M’s position in this program is critical since TS/M expects several other NH90 training service opportunities to materialize globally over the next several years. Moreover, this summer, the CAE and Agusta consortium (known as Rotorsim) will begin training operations in Sesto Calende, Italy by offering comprehensive training on three different variants of the A109 helicopter. This consortium will also provide training for the very successful AW139 helicopter platform by year end. TS/M continues to win contracts for the provision of maintenance and support services for defence forces around the world. TS/M’s services business will continue to see solid revenue streams, including those from the instruction, maintenance and support services provided under the subcontract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force as well as those from the operation of the US Air Force Predator UAV schoolhouse. CAE’s C-130 Training Centre in Tampa also continues to witness an increasing volume of business. The German Armed Forces awarded several contract extensions to TS/M for the ongoing provision of on-site maintenance and logistics support for flight

50 _ CAE ANNUAL REPORT 2006

simulation equipment, including a new contract to support the 12 helicopter simulators at the German Army Aviation School. In Canada, TS/M secured a three-year contract extension for the provision of first-level maintenance and logistics support for CC-130, CP-140, CH-146, and CF-18 simulators at Canadian Forces Bases across the country. All of these contracts will continue to provide a solid revenue stream for TS/M while providing the credibility and expertise needed to secure similar contracts globally.

     TS/M continues to actively seek teaming arrangements with various OEMs and service providers to ensure best-in-class solutions that offer the best value for training and service requirements. As militaries look to increase their use of synthetic training, CAE becomes an attractive partner because of its simulation products capability as well as training service delivery experience.

11 CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

The Company managed its liquidity in a dynamic fashion and regularly monitors factors that could impact liquidity. The primary factors that affect liquidity include but are not limited to the following:

·	Cash generated from operations, including timing of milestone payments, working capital management

·	Capital expenditure requirements

·	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions

11.1 CASH MOVEMENTS

Free cash flow for fiscal 2006 was $73.7 million, virtually unchanged from fiscal 2005. The following table provides information on the free cash flow generated by the Company:

CONSOLIDATED CASH MOVEMENTS

(amounts in millions)	2006	2005	2004

Cash provided by continuing operating activities
(before changes in non-cash working capital)	$155.0	$100.4	$101.7
Changes in non-cash working capital	81.2	85.6	(100.2)

Net cash provided by continuing operating activities	$236.2	$186.0	$1.5
Capital expenditures	(130.1)	(118.0)	(86.8)
Other capitalized costs	(22.7)	(14.0)	(21.5)
Cash dividends	(9.7)	(24.0)	(27.4)
Sale and leaseback financing	–	43.8	122.5

Free cash flow	$73.7	$73.8	$(11.7)
Other cash movements, net	12.0
Effect of foreign exchange rate changes on cash and cash equivalents	(7.6)

Net increase in cash before proceeds and repayment of long-term debt	$78.1

     For fiscal 2006, cash provided by continuing activities before the effect of changes in non-cash working capital was $54.6 million higher than fiscal 2005. Including the effect of changes in non-cash working capital, cash provided by continuing activities reached $236.2 million for the current fiscal year, representing a $50.2 million increase over last year. A focus on non-cash working capital management towards the end of fiscal 2005 helped the Company to generate $184.5 million more cash from continuing operations than was generated in fiscal 2004.

     Capital expenditures (CapEx) and other capitalized costs for the current year amounted to $152.8 million, $20.8 million higher than last year. Major capital projects in fiscal 2006 include the ongoing investment in the Dassault Falcon 7X program, the ramp-up of CapEx related to the German NH90 program, the buy-back of FFSs deployed in our network that were financed under lease agreements and various other maintenance and growth expenditures.

     During fiscal 2005, the Company raised $43.8 million through the sale of leaseback transactions, whereas there were no proceeds from the sale of leaseback transactions in fiscal 2006.

CAE ANNUAL REPORT 2006 _ 51

11.2 SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes as well as to issue letters of credit and bank guarantees (see below description of the new revolving credit facility).

     The total available amount of committed bank lines as at March 31, 2006 was $608.5 million, of which 21% was utilized ($125.2 million, all for letters of credit). As at March 31, 2005, the total amount available was $580.3 million, of which 5% ($30.4 million) was utilized. The increase in total utilization was due mainly to the use of the credit facility for the issuance of letters of credit and bank guarantees, which as at March 31, 2005, were issued under separate credit agreements, while borrowings decreased to zero as at March 31, 2006.

     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $41.2 million, of which nothing was drawn as at March 31, 2006.

     As at March 31, 2006, CAE had long-term debt totalling $271.3 million compared to $342.9 million as at March 31, 2005. As at March 31, 2006, the short-term portion of the long-term debt was $10.4 million compared to $35.3 million as at March 31, 2005. The decrease in the short-term portion results mainly from the repayment of the $20.0 million Canadian dollar Senior Note tranche due in June 2005. Variations in the debt that occurred throughout the year are outlined below.

     During the fourth quarter, CAE converted an operating lease into a capital lease recorded on its balance sheet for $10.2 million for a FFS that is being relocated from Tampa, US to the São Paolo, Brazil training centre.

     During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a relatively high-cost asset-backed financing amounting to y22.7 million (the Amsterdam asset-backed financing). This financing structure was consolidated, at the beginning of the fourth quarter of fiscal 2005, as a result of the adoption of new accounting guidelines on consolidation of variable interest entities. The repayment was partially financed with cash on hand and by a y15.0 million borrowing under the revolving term credit facility. Swap unwinding and early prepayment charges totalling $2.8 million were paid as part of the refinancing of the debt and were recorded in the interest expense and reported as a non-recurring item. The repayment is consistent with the objectives of reducing CAE’s cost of debt and providing additional operational flexibility with respect to the mobility of the FFS within CAE’s network.

     As well, during the third quarter, CAE concluded an agreement to obtain financing for the establishment of its Enterprise Resource Planning (ERP) system. An unsecured facility in the amount of $35.0 million has been put in place with an initial drawdown amount of $5.1 million for the costs incurred to date on the implementation. Amounts will be drawn down from the facility as incurred, on a quarterly basis, with monthly repayments for a term of seven years beginning at the end of the first month after the end of each quarter for which the Company borrowed money. The interest cost of loans is based on the three-year Government of Canada bond plus a spread at the beginning of each quarter with the rate on the first drawdown at approximately 5.6% .

     During the second quarter, two additional debts were incurred to finance CAE’s operations. The first debt is related to the NH90 project, where non-recourse financing was put in place to finance the build-out of the project. An amount of $19.7 million has been incurred, resulting from CAE’s proportionate share (25%) of the initial drawdown of the debt facility. The total facility of y175.5 million to be drawn down over the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of June 2021. The second debt amounts have been incurred by the Zhuhai Training Centre to finance the acquisition of two FFSs. An amount of $6.5 million has been incurred as a result of CAE’s proportionate share (49%) of the initial drawdowns of the term debt for CAE’s joint venture participation in the Zhuhai Training Centre. The debts are non-recourse to CAE and have final maturities of January 2008 and October 2008.

     The Company sells some of its third-party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as a collection agent. As at March 31, 2006, $6.7 million in specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used for general corporate purposes.

     The Company has entered into an EDC Performance Security Guarantee (PSG) account for an amount of $116.7 million (US$100 million) for which $26.1 million is drawn as at March 31, 2006. The PSG account is an un-committed revolving support for performance bonds, advance payments guarantees or similar instruments. The PSG account has been provided to CAE on an unsecured basis.

     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years and matures in July 2010. The total credit available is equal to US$400.0 million and y100.0 million. The facility has covenants including minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings that are non-recourse to the Company. The facility also provides the capability to issue letters of credit and bank guarantees.

52 _ CAE ANNUAL REPORT 2006

11.3 CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments such as debentures and notes, letters of credit and others. The table below provides a summary of the various maturities of the Company’s contractual obligations as at March 31, 2006.

CONTRACTUAL OBLIGATIONS

(amounts in millions)	2007	2008	2009	2010	2011	Thereafter	Total

Long-term debt	$8.0	$30.1	$12.1	$81.0	$21.3	$105.3	$257.8
Capital lease	2.4	1.8	0.8	0.7	7.7	0.1	13.5
Operating leases	61.8	79.9	57.8	53.9	54.9	280.5	588.8
Purchase obligations	1.0	0.4	–	–	–	–	1.4
Other long-term obligations	6.6	3.5	2.8	2.5	2.2	2.9	20.5

Total	$79.8	$115.7	$73.5	$138.1	$86.1	$388.8	$882.0

     CAE successfully renegotiated its revolving term credit facilities on a committed basis for an additional five years in the first quarter of fiscal 2006. The total availability of the committed credit facilities as at March 31, 2006 is equal to $483.3 million.

     Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company’s clients.

Other long-term obligations include a total of $14.3 million in repayments under various government assistance programs.

     As at March 31, 2006, CAE had other long-term liabilities that were not included in the above table. They consisted of some accrued pension liabilities, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability will depend on various elements such as market returns, actuarial losses and gains and interest rate.

     CAE did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available to reduce income tax liabilities.

12 CONSOLIDATED FINANCIAL POSITION

12.1 CAPITAL EMPLOYED

The Company’s capital employed as at March 31, 2006 amounted to $865.5 million, decreasing by $71.9 million compared to $937.4 million as at March 31, 2005. Such decrease allows the Company to achieve a better return on capital investment.
The following table provides the significant elements of the Company’s capital employed:
CONSOLIDATED CAPITAL EMPLOYED

As at March 31,		As at March 31,
(amounts in millions)	2006	2005

Use of capital:
Non-cash working capital	$(74.5)	$9.6
Property, plant and equipment, net	839.3	792.2
Other long-term assets	329.7	351.6
Net assets held for sale (current and long-term)	5.9	2.1
Other long-term liabilities	(234.9)	(218.1)

Total capital employed	$865.5	$937.4

Source of capital:
Net debt	$190.2	$285.8
Shareholders’ equity	675.3	651.6

Source of capital	$865.5	$937.4

12.2 NON-CASH WORKING CAPITAL

Non-cash working capital decreased by $84.1 million during fiscal 2006 mainly due to higher levels of deposits on contracts ($52.9 million) resulting from the level of orders received during the year compared to last year and from the timing of milestone payments, payables and accruals ($60.9 million) and future income tax, net ($8.3 million). These favourable impacts were partially offset by higher levels in prepaid expenses ($7.4 million), income tax recoverable ($17.2 million).

CAE ANNUAL REPORT 2006 _ 53

12.3 PROPERTY, PLANT AND EQUIPMENT, NET

Net property, plant and equipment was up $47.1 million compared to March 31, 2005 as a result of new capital expenditures ($130.1 million), which were offset by normal depreciation and the effect of foreign exchange rates from the beginning to the end of the fiscal year.

12.4 OTHER LONG-TERM ASSETS

The other long-term assets include, among others, tax accounts, deferred costs, intangible assets and goodwill. No significant movements occurred in these accounts during fiscal 2006.

12.5 OTHER LONG-TERM LIABILITIES

Other long-term liabilities increased by $26.7 million between March 31, 2005 and 2006 as a result of, amongst others, a new obligation related to a purchase agreement ($8.1 million), higher level of deferred revenue ($9.8 million) and an increase in the compensation regarding LTI RSU/DSU ($8.5 million).

12.6 NET DEBT

The Company’s net debt as at March 31, 2006 amounted to $190.2 million, a decrease of $95.6 million compared to $285.8 million at the end of fiscal 2005. The following table summarizes the major elements of the cash movements:

RECONCILIATION OF CONSOLIDATED NET DEBT MOVEMENT

As at March 31, 2006
(amounts in millions)

Net debt, beginning of period	$285.8
Impact of cash movements on net debt (see table in the Cash Movements section)	(78.1)
Effect of foreign exchange rate changes on long-term debt	(17.5)

Decrease in net debt during the period	(95.6)

Net debt, end of period	$190.2

12.7 SHAREHOLDERS’ EQUITY

The $23.7 million increase in equity results mainly from the net earnings ($64.9 million) plus the proceeds from share issuance and contributed surplus ($17.7 million) net of dividends ($10.0 million) and the change in the currency translation adjustment account ($48.9 million) resulting from the strengthening of the Canadian dollar during the period as indicated in Section 7.

12.7.1 OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares to be issued in series. To date, the Company has not issued any preferred shares. As at March 31, 2006, CAE had 250,702,430 common shares issued and outstanding for share capital amounting to $389.0 million. As at the same date, the Company had 6,347,235 options outstanding, of which 2,775,850 were exercisable.

12.7.2 DIVIDEND POLICY

In each of the quarters of fiscal 2006, the Company paid a dividend of $0.01 per share. The amount and timing of any dividend is within the discretion of CAE’s Board of Directors. The Board of Directors reviews the dividend policy annually based on the cash requirements of the Company’s operating activities, liquidity requirements and projected financial position. With the current dividend policy and with the $250.7 million common shares outstanding as at March 31, 2006, CAE expects to pay annual dividends of approximately $10 million.

12.8 GUARANTEES

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total of $98.6 million as at March 31, 2006 compared to $73.3 million as at March 31, 2005. The increase in the outstanding amount results mainly from additional project-related requirements.

12.9 SALE AND LEASEBACK TRANSACTIONS

A key element of in the financing strategy that CAE employs to support investment in its Civil and Military training and services business is the sale and leaseback of certain FFSs installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner participant. Prior to completing a sale and leaseback consolidated transaction, CAE records the cost to

54 _ CAE ANNUAL REPORT 2006

manufacture the simulator as a capital expenditure, which is included as a fixed asset on the Company’s consolidated balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture (approximately the margin that CAE would record if it had a completed FFS sale to a third party) is recorded under deferred gains and other long-term liabilities and is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying FFS.

     During fiscal 2006, CAE bought back five FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $47.3 million. CAE also completed the refinancing of two FFSs for a net asset value of US$13.8 million and converted one FFS from an operating lease into a capital lease in order to minimize the tax impact associated with the relocation of the FFS to the Brazil training centre.

     The following is a summary, as at March 31, 2006, of the existing sale and leaseback transactions for FFSs currently in service in TS/C training locations and accounted for as operating leases in CAE’s consolidated financial statements.

EXISTING FFSs UNDER SALE AND LEASEBACK

			Number		Initial	Imputed Unamortized			Residual
	Fiscal		of FFSs	Lease	Term	Interest		Deferred	Value
(amounts in millions, unless otherwise noted)	Year		(Units) Obligation		(Years)	Rate		Gain	Guarantee

	2002	to				5.5%	to
SimuFlite	2005		14	$186.5	10 to 20	6.7%		$12.7	$–
Toronto Training Centre	2002		2	39.1	21	6.4%		15.8	9.2
Air Canada Training Centre	2000		2	29.8	20	7.6%		14.5	8.3
Denver/Dallas training centres	2003		5	78.2	20	5.0%		28.9	–
China Southern Joint Venture(1)	2003		5	20.2	15	3.0%		–	–
						2.9%	to
Other	–		5	17.4	3 to 8	7.0%		15.6	34.9

			33	$371.2				$87.5	$52.4

Annual lease payments (upcoming 12 months)				$31.7

(1) Joint venture in which CAE holds a 49% interest.

     The rental expenses related to operating leases of the FFSs under sale and leaseback arrangements was $8.6 million during the fourth quarter and $38.3 million for fiscal 2006 compared to $9.8 million and $42.7 million for the same periods last year.

12.10 NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is in excess of $200 million. The entity that owns the simulators operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the FFS to CVS Leasing Ltd., which, in turn, leased them to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company’s results. Future minimum lease payments associated with the FFS leased to Aircrew amount to approximately $141 million as at March 31, 2006 and are included in the amount disclosed in Note 20 (Commitments) to the Consolidated Financial Statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

     In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which CAE has a 25% ownership, contracted a project-financing facility of y175.5 million to fund the acquisition of the assets needed to fulfill a 14.5 year training services contract on the NH90 helicopter platform for the German Armed Forces. As a 25% owner of HFTS, under the proportionate consolidation method, the Company accounts for 25% of such outstanding project-financing debt, representing $19.7 million (y13.9 million) as at March 31, 2006 and included in the amount disclosed in Note 11 (Long-Term Debt) to the Consolidated Financial Statements.

     During 2006, two other debts were incurred by the Zhuhai Training Centre to finance the acquisition of two FFSs. The total financing amount available was US$19.0 million; to date, an amount of US$11.4 million has been drawn and CAE’s proportionate share (49%) of the drawn term debts is $6.5 million (US$5.6 million). The debt is non-recourse to CAE and has a final maturity of January and October 2008.

12.11 PENSION OBLIGATIONS

The Company maintains both defined-benefit and defined-contribution pension plans. CAE expects to make a contribution of approximately $3.0 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of its defined-benefit pension plan. Over time, the Company will continue to make contributions until its pension plan’s funding obligations are satisfied.

CAE ANNUAL REPORT 2006 _ 55

12.12 VARIABLE INTEREST ENTITIES

Note 25 of the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities (sale and leaseback entities and partnership arrangements) in which the Company has a variable interest (variable interest entities or VIEs).

12.12.1 SALE AND LEASEBACK

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in the Company’s training centres for military and civil aviation. These leases expire in different periods up to 2023. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These SPEs are financed by secured long-term debt and third-party equity investors which, in certain cases, benefit from tax incentives. The equipment serves as collateral for the long-term debt of the SPEs.

     The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for two cases where, in the first instance, it is in the form of equity and subordinated loan and in the second instance, it is in the form of a cost-sharing construction agreement. In another case, the Company also provides administrative services to the SPE in return for a market fee. Some of these SPEs are variable interest entities (VIEs) and the Company was the primary beneficiary for only one of them as at March 31, 2006. With regards to the period ending March 31, 2005, the Company also concluded that it was the primary beneficiary for two SPEs, of which one was fully consolidated into the Company’s Consolidated Financial Statements as at March 31, 2005.

     The second entity was consolidated effective January 1, 2005. During fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the purchase of the assets from this VIE and repaid any related liability. As a result, as at March 31, 2006, the Company no longer has a variable interest in this second entity.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2006, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $47.7 million ($49.4 million in 2005).

12.12.2 PARTNERSHIP ARRANGEMENTS

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the Military and Civil segments.

     The Company’s involvement with entities in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangement. As at March 31, 2006 and 2005, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

13 FINANCIAL INSTRUMENTS

In the normal course of its business, CAE is exposed to various financial risks. To protect itself, the Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates and changes in share price. On an ongoing basis, CAE assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The Company deals only with sound counterparties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage the exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or sub-contractors. As at March 31, 2006, CAE had $322.3 million Canadian-dollar equivalent in forward contracts compared to $305.0 million Canadian-dollar equivalent as at March 31, 2005. The slight increase since March 2005 was due mainly to an increased number of foreign currency denominated contracts being hedged.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed-rate versus floating-rate debt on its long-term debt was 62% versus 38%, respectively, as at March 31, 2006. The variation in the mix since March 31, 2005, when it stood at 70% versus 30%, respectively, is due mainly to the repayment of the Amsterdam asset-backed financing ($38.8 million) and the $20.0 million Canadian dollar Senior Note tranche that was due in June 2005, which were fixed-rate debt offset by repayment of the floating rate revolving term credit facility of $34.0 million.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (DSU) programs. As at March 31, 2006, the settlement hedge contract covered 600,000 shares of the Company, the same as at March 31, 2005.

56 _ CAE ANNUAL REPORT 2006

14 ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

14.1 BUSINESS ACQUISITIONS AND COMBINATIONS

14.1.1 TERRAIN EXPERTS INC.

On May 20, 2005, the Company acquired Terrain Experts Inc. (TERREX), which develops software tools for terrain database generation and visualization. The total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in three installments as follows:

·	1,000,000 shares representing US$4.8 million (approximately $6.1 million) and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date

·	US$3.6 million through the issuance of CAE shares in fiscal 2007

·	US$2.5 million through the issuance of CAE shares in fiscal 2008

The Company is considering settling the fiscal 2007 and fiscal 2008 payments by cash rather than shares.

14.1.2 GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired Greenley & Associates Inc. (G&A), which provides services in the areas of project management, human factors, modelling and simulation. The total consideration for this acquisition amounted to $4.4 million payable in four installments as follows:

·	424,628 shares (representing $2.0 million) at the closing date

·	$0.8 million on November 30, 2005

·	$0.8 million on November 30, 2006 and 169,851 shares (representing $0.8 million at the date of the transaction) to be issued on November 30, 2007

14.1.3 SERVICIOS DE INSTRUCCION DE VUELO, S.L.

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from Spanish authorities to commence operations under an agreement entered into in October 2003. On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. This transaction was an important milestone for a major airline to outsource its wet training to an independent flight service provider such as CAE.

14.1.4 FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expanded the Company’s pilot-training operations into the South American market.

14.2 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

14.2.1 MARINE CONTROLS

On February 3, 2005, CAE completed the sale of the substantial components of its Marine Controls segment to L-3 Communications Corporation (L-3) for a cash consideration of $238.6 million. This amount is subject to L-3’s approval of the net working capital of the Marine Controls segment. The parties are currently discussing the appropriate final net working capital amount. During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, resulting in the assumption by L-3 of CAE’s guarantee of $53.0 million (y23 million) of project-financed related debt for the UK Astute Class submarine training program.

     The results of Marine Controls have been reported as discontinued operations since the second quarter of fiscal 2005, and previously reported statements have been reclassified. The interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

14.2.2 FORESTRY SYSTEMS

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the buyers notified the Company that the level of operating performance required to trigger a further payment had not, in their view, been achieved. CAE has completed a review of the buyers’ books and records and has, in January 2006, instituted legal proceedings to collect the payment that it believes is owed to the Company. The buyers have requested the court refer the dispute to arbitration; the outcome of the petition has not yet been determined.

CAE ANNUAL REPORT 2006 _ 57

14.2.3 CLEANING TECHNOLOGIES AND OTHER

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid CAE an amount of $0.2 million.

     In fiscal 2006, CAE incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and reversal of previously recognized tax asset and recorded $0.9 million in connection with other discontinued operations.

14.2.4 ASSETS HELD FOR SALE

In the third quarter of fiscal 2005, CAE announced that it would be opening a new business aviation-training centre in Morris County, New Jersey as part of its global expansion strategy. The new training centre is expected to be operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified. During the third quarter of fiscal 2006, CAE closed its training centre in Maastricht, Netherlands. As a result, the building was reclassified as an asset held for sale.

15 CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS

Our resources and processes provide CAE with the capability to execute its strategy and deliver results. In addition to the key performance drivers already described, the critical ones are described in this section.

15.1 FINANCIAL POSITION

At March 31, 2006, CAE’s net debt was $190.2 million, representing a net debt to market capitalisation ratio of less than 10%. Given CAE’s strong balance sheet, its credit availability and the cash it is able to generate from operations, adequate funding is in place or available for current development projects.

15.2 A SKILLED WORKFORCE AND EXPERIENCED MANAGEMENT TEAM

At the end of fiscal 2006, CAE employed approximately 5,000 people. A skilled workforce has a significant impact on the efficiency and effectiveness of operations. While competition for well-trained and skilled employees is high, the Company has been successful in attracting and retaining skilled people by offering a competitive compensation system, its reputation as an industry leader and its commitment to providing an engaging and challenging work environment.

     CAE also benefits from an experienced management team that has a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of the Company’s strategy. The Company is focusing on leadership development among key members working at the executive level and in senior management.

16 BUSINESS RISKS AND UNCERTAINTIES

CAE operates in multiple industry segments that involve various risk factors and uncertainties. Management attempts to mitigate risks that may affect CAE’s future performance through a process of identifying, assessing, reporting and managing risks of corporate significance. Management and the board discuss the principal risks of CAE’s businesses, particularly during the strategic planning and budgeting processes. Also, the Company is currently implementing an enterprise risk management system (ERM) to formalise the risk identification, assessment and reporting process. A discussion on CAE’s areas of potential risk follows.

16.1 EXECUTION OF RESTRUCTURING

CAE’s future success depends in part on Management’s ability to deploy the Restructuring Plan in a timely fashion and to ensure that the Company fully benefits from the economies and enhanced efficiency expected from that plan.

16.2 LENGTH OF SALES CYCLE

The sales cycle of CAE’s products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE’s products and services, the Company may incur expenses and expend management effort. Making these expenditures with no corresponding revenue in any given quarter could exacerbate fluctuations in its quarterly operating results and volatility in share prices.

58 _ CAE ANNUAL REPORT 2006

16.3 PRODUCT EVOLUTION

The civil aviation and military markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and evolving industry standards. CAE’s failure to accurately predict the future needs of its customers and prospective customers or to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers. The evolution of the technology could also have an impact on the value of the fleet of FFS deployed in CAE’s network.

16.4 LEVEL OF DEFENCE SPENDING

CAE derives much of its revenue from sales to military customers around the world. In fiscal 2006, for example, sales by the Military Simulation and Training segment accounted for a significant portion of CAE’s revenue. CAE is either the primary contractor or the main subcontractor for various programs being executed by US, European, Canadian and foreign governments. The termination of funding for a government program would result in a loss of the anticipated future revenue attributable to that program, which could have a negative impact on CAE’s operations. Furthermore, a significant reduction in military expenditures by countries with which CAE has contracts could adversely affect sales and earnings in a material manner.

16.5 CIVIL AVIATION INDUSTRY

CAE derives a material portion of its revenue from the supply of equipment and training services to the commercial and business airline industry. As major airlines are continuing to face financial difficulties as a whole, purchases of new aircraft by US legacy carriers are being reduced or postponed, which has resulted in reduced orders for simulators and pricing constraints. While the past year has seen an encouraging surge of new aircraft orders, much of those aircrafts are destined to Middle Eastern, Asian low-cost carriers and orders by major European and North American airlines have not kept pace. The profitability of many airlines is being materially impacted by the continuing high price of airplane fuel and if that continues to worsen, new aircraft deliveries delayed or cancelled leading to revisions in demand for training equipment and services provided by CAE. In addition, the Company is exposed to credit risk on account receivables from its customers. In order to manage its credit risk, the Company has adopted policies which include the analysis of the financial position of its customers and regular review of their credit quality. The Company also subscribes, from time to time, to credit insurance and in some cases, requires a bank letter of credit. As a result, the Company does not have significant exposure to any individual customer.

16.6 COMPETITION

The markets in which CAE sells its simulation equipment and training services are highly competitive, with new entrants emerging and positioning themselves to take advantage of a positive market outlook. Some of the Company’s competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

16.7 FOREIGN EXCHANGE

Approximately 90% of CAE’s revenue is generated and will continue to be generated in currencies other than the Canadian dollar. Conversely, a smaller proportion of the Company’s operating expenses are Canadian dollar denominated. Therefore, any significant fluctuation in the Canadian dollar exchange rate will cause volatility in the Company’s results of operations, cash flow and financial condition from period to period. The Company has developed various cash flow hedging programs in order to partially offset this exposure. Additionally, the appreciation of the Canadian dollar has made Canada a more expensive manufacturing environment for CAE. Steps such as the Restructuring Plan and Project Phoenix have partially mitigated this, but if the Canadian dollar continues to appreciate that factor will negatively impact both the Company’s financial results and its competitive position vis-à-vis other equipment manufacturers located in lower cost jurisdictions.

16.8 DOING BUSINESS IN FOREIGN COUNTRIES

CAE has operations in numerous countries and sells its products and services to customers around the world. For fiscal 2006, sales to customers outside the US and Canada accounted for approximately 50% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to the risks of doing business internationally. In addition to the foreign exchange risk discussed above, CAE is also subject to the risks of changes to laws and regulations in host countries: the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impending the free flow of goods, information and capital; the complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. CAE’s currency hedging activities could prove unsuccessful in mitigating foreign exchange risk.

CAE ANNUAL REPORT 2006 _ 59

16.9 FIXED-PRICE AND LONG-TERM SUPPLY CONTRACTS

CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE’s contracts to supply equipment and services to commercial airlines are long-term agreements of up to 20 years. These agreements establish the prices for the simulators or training services to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE’s results of operations could be adversely affected.

16.10 INTEGRATION RISK

CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, fixed-price and long-term supply contracts could subject the Company to contract losses in excess of obligations under provisions.

16.11 GOVERNMENT-FUNDED MILITARY PROGRAMS

Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiations of fixed-price contracts. Furthermore, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities to which purely private sector companies are not subject, the results of which could have a materially adverse effect on operations. Failure to comply with government regulations and requirements could lead to being suspended or barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE’s operations revenue and profitability and could have a negative effect on its reputation and ability to procure other government contracts in the future.

16.12 RESEARCH AND DEVELOPMENT ACTIVITIES

Some of CAE’s research and development initiatives have been carried out with the financial support of government agencies, including amounts from the government of Canada through Technology Partnerships Canada. If such financial assistance is not available to the Company in the future, CAE may not be able to replace such financing.

16.13 PROTECTION OF INTELLECTUAL PROPERTY

CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE’s technology or deter others from developing similar technologies. Enforcement of CAE’s intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

16.14 INTELLECTUAL PROPERTY

CAE’s products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE’s simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company’s simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

     Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defence of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE’s intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

16.15 ENVIRONMENTAL LIABILITIES

CAE’s operations include, and its past operations and those of some past operators at some of current and past sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a materially adverse effect on its financial condition and results of operations. Provisions that the Company has for existing known claims and probable required remediation may prove insufficient, the Company is largely uninsured for claims in respect of discontinued operations’ properties and as a result, if an unexpectedly large environmental claim materialized, it could reduce the Company’s future profitability.

60 _ CAE ANNUAL REPORT 2006

16.16 LIABILITY CLAIMS ARISING FROM CASUALTY LOSSES

Due to the nature of CAE’s business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft for which CAE has provided training equipment or services, including claims for serious personal injury or death. CAE may also be subject to product liability claims in connection with past equipment and service sales by businesses comprising CAE’s discontinued operations. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

16.17 WARRANTY OR OTHER PRODUCT-RELATED CLAIMS

The simulators that CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE’s products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated into the customers’ equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

16.18 REGULATORY RULES IMPOSED BY AVIATION AUTHORITIES

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing laws or regulations on its operations, and any changes could have a materially adverse effect on its results of operations or financial condition.

16.19 SALES OR LICENSES OF CERTAIN CAE PRODUCTS REQUIRE REGULATORY APPROVALS

The sale or license of virtually all of CAE’s products is subject to regulatory controls, including the prohibition of sales to certain countries or of certain technology such as military-related simulators or other training equipment, including military data or parts, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers, and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operated could subject the Company to fines and other material sanctions.

16.20 KEY PERSONNEL

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skill, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

16.21 ENTERPRISE RESOURCES PLANNING

The Company is investing time and money in a new Enterprise Resource Planning (ERP) system. If that system fails to operate as and when expected, the Company may have difficulty in claiming recompense or correction from the supplier, may have incremental expenses in connection with its compliance, during fiscal 2007 and afterwards with new requirements related to provisions of the Sarbanes-Oxley Act certification and may not be able to realize on the expected value of the system. Any of these eventualities may negatively impact the Company’s operations, profitability and reputation.

17 FINANCIAL STATEMENT DISCLOSURE

17.1 SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2004 TO FISCAL 2006

The Company prepares its financial statements in accordance with Canadian GAAP as promulgated by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee Abstracts (EIC).

CAE ANNUAL REPORT 2006 _ 61

17.1.1 CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

     Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of a VIE by CAE resulted in an increase in total assets, total liability, and shareholders’ equity of $46.4 million, $43.2 million, and $3.2 million respectively.

The detailed impact by balance sheet item is as follows as of January 1, 2005:

(amounts in millions)	Consolidated in fiscal 2005

Assets
Property, plant and equipment	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion)	41.3
Future tax liabilities	1.8

$43.7
Shareholders’ Equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

     The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

17.1.2 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On April 1, 2004, the Company adopted CICA Handbook Section 1100, Generally Accepted Accounting Principles, and Section 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The adoption of these standards did not have any material effect on the Company’s Consolidated Financial Statements.

17.1.3 HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company prospectively adopted AcG-13, Hedging Relationships, and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and the discontinuance of hedge accounting. Under this Guideline, complete documentation of the information related to hedging relationships is required, and the effectiveness of the hedges must be demonstrated and documented. The adoption of this Guideline did not have a material impact on the Company’s financial statements.

17.1.4 EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted CICA Handbook Section 3461, Disclosure Requirements Employee – Future Benefits. The new required disclosures include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation and the detail of the plan asset by major category.

62 _ CAE ANNUAL REPORT 2006

17.1.5 STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE began to prospectively expense its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company’s stock options has been recognized in net earnings with a corresponding credit being posted to contributed surplus (see Note 13 to the Consolidated Financial Statements).

17.1.6 IMPAIRMENT OF LONG-LIVED ASSETS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets, which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061, Property, Plant and Equipment. In the third quarter of 2005, the Company proceeded with a write-down of $78.4 million on its long-lived assets (see Note 4 to the Consolidated Financial Statements, which addresses the Impairment of Goodwill, Tangible and Intangible Assets).

17.1.7 DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and supersedes the former Section 3475, Discontinued Operations. Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs and is not depreciated while classified as held for sale.

17.1.8 DISCLOSURE OF GUARANTEES

Effective March 31, 2003, the Company adopted AcG-14, Disclosure of Guarantees, which requires disclosure of information about types of guarantees that could require payments contingent on specified types of future events (see Note 14 to the Consolidated Financial Statements).

17.1.9 SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

Effective April 1, 2003, the Company prospectively adopted the new EIC-134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal of activities after March 31, 2003. These abstracts provide guidance on the timing of the recognition and the measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employee services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied the EIC-134 guidelines to severance and other costs (as described in Note 24 to the Consolidated Financial Statements).

17.1.10 REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141, Revenue Recognition, which summarizes the principles set forth in Staff Accounting Bulletin 101 (“SAB 101”) of the United States Securities and Exchange Commission and provides general interpretive guidance on the application of revenue recognition accounting principles. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s Consolidated Financial Statements.

17.1.11 REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142, Revenue Arrangements with Multiple Deliverables, was issued. EIC-142 addresses certain aspects of the accounting treatment to be used by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s Consolidated Financial Statements.

17.2 FUTURE CHANGES IN ACCOUNTING STANDARDS

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on US FASB Statement 115 (Accounting for Certain Investments in Debt and Equity Securities) Statement 130 (Reporting Comprehensive Income) Statement 133 (Accounting for Derivative Instruments and Hedging Activities) and on IAS 39 of the International Accounting Standards (IAS) Board (Financial Instruments – Recognition and Measurement).

CAE ANNUAL REPORT 2006 _ 63

     CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial instrument should be recognized on the balance sheet and the measurement method using fair value or using cost-based measures. It also specifies how financial instrument gains and losses should be presented.

     New CICA Handbook Section 3865, Hedges, allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The AcSB has issued new CICA Handbook Section 1530, Comprehensive Income, and has amended Section 3250, Surplus, by renaming it Section 3251, Equity. These standards require enterprises to present comprehensive income and its components as well as net income in its financial statements and to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.

     These requirements will be applicable for CAE in the first quarter of fiscal 2008. The Company is currently evaluating how these new Handbook Sections will impact its consolidated financial statements.

17.3 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.

     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results and require significant subjective judgment by Management. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.

     A summary of the Company’s significant accounting policies, including the accounting policies discussed below, is set out in the Notes to the Consolidated Financial Statements.

17.3.1 REVENUE RECOGNITION

Multiple-element arrangements

At times, the Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design and engineering elements, the manufacturing of flight simulators and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the separate units of accounting if all of the following criteria are met:

·	The delivered item has value to the customer on a standalone basis.

·	There is objective and reliable evidence of the fair value of the undelivered item (or items).

·	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when persuasive evidence of an arrangement exists, when the fee is fixed or determinable and when recovery is reasonably certain. Revenues from fixed-price software arrangements and software customization contracts are also recognized under the percentage-of-completion method. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, relative to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Losses, if any, are recognized fully when first anticipated. Warranty provisions are recorded at the time revenue is recognized, based on past experience. In general, no right of return or complimentary upgrades is provided to customers. Post-delivery customer support is generally billed separately and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts are deferred and recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred in other than a straight-line basis, the percentage-of-completion method, as described above, is used to recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

64 _ CAE ANNUAL REPORT 2006

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in Statement of Position (SOP) 97-2, Software Revenue Recognition and is described in more details as follows:

·	Standalone products

Revenue from software license arrangements that do not require significant production, modification or customization of software is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

·	Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

·	Maintenance

Maintenance and support revenues are recognized rateably over the term of the related agreements.

·	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements based on vendor-specific objective evidence of fair value which is limited to the price charged when the same element is sold separately, regardless of any individual prices stated within the contract for each element. Applicable revenue recognition criteria are considered separately for each portion of fee allocated to the respective separate elements as described above.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and, when applicable, products have been delivered or services have been rendered.

17.3.2 INCOME TAXES

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

     This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized.

     Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

     CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     Investment tax credits (ITC) arising from research and development (R&D) activities are deducted from the related costs and are accordingly included in the determination of earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined.

17.3.3 VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized. It is now tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

     The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, the Company compares, in a second step, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

CAE ANNUAL REPORT 2006 _ 65

     The Company performs the annual review of goodwill as at December 31 of each year. Based on the impairment test performed as at December 31, 2004, CAE concluded that a goodwill impairment charge was required. No such charge was determined to be required as of the review as at December 31, 2005.

     CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods over the intangible assets’ estimated useful lives.

17.3.4 DEFERRED DEVELOPMENT COSTS

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral as per CICA Handbook Section 3450, Research and Development Costs and their recovery is reasonably assured. Government assistance arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

17.3.5 PRE-OPERATING COSTS

The Company defers costs incurred during the pre-operating period for all new operations. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred pre-operating costs is taken over five years using the straight line method.

17.3.6 DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease.

17.3.7 EMPLOYEE FUTURE BENEFITS

The Company maintains defined-benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service cost associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligation is recognized as a loss or a gain net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

18 SYSTEMS, PROCEDURES AND CONTROLS

18.1 DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company.

     Disclosure controls and procedures (DC&P) are designed to provide reasonable assurance that information required to be disclosed by CAE in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to Management, including our Chief Executive Officer (CEO), Chief Financial Officer (CFO) and disclosure committee as appropriate, to allow timely decisions regarding required public disclosure.

     CAE’s system of DC&P includes but is not limited to its Disclosure Policy, the effective functioning of the entity-level controls, and the disclosure committee. This includes the procedures in place to systematically identify matters warranting consideration of disclosure by Management and verification processes for individual financial and non-financial metrics and information contained in annual and interim filings. In general, these filings include the financial statements, MD&As, Annual Information Forms and other documents and external communications.

     An evaluation of the effectiveness of the Company’s DC&P, as defined under the rules of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC), was conducted on March 31, 2006 by and under the supervision of Management, including the CEO and the CFO. The evaluation included a review of documentation, inquiries and other procedures considered by Management to be appropriate in the circumstances.

     Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures was effective as of March 31, 2006.

66 _ CAE ANNUAL REPORT 2006

18.2 INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and compliance with GAAP in its financial statements. Management has evaluated whether there were changes to its ICFR during the year ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through Management’s evaluation.

19 OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related consolidated financial statements with Management and the external auditor and recommends their approval to the Board of Directors. Management and the Company’s internal auditor also periodically provide the Audit Committee with reports of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically provides Management with a report on the internal control weaknesses identified during the course of the external auditor’s annual audit; this report is reviewed by the Audit Committee.

20 ADDITIONAL INFORMATION

Additional information relating to the Company, including its most recent Annual Information Form (AIF), is available on-line at www.sedar.com as well as on the Company’s website at www.cae.com.

21 SELECTED FINANCIAL INFORMATION
SELECTED ANNUAL INFORMATION FOR THE PAST FIVE YEARS

(unaudited – amounts in millions,
except per share amounts)	2006	2005	2004	2003	2002

Revenue	$1,107.2	$986.2	$938.4	$976.8	$1,010.7
Earnings (loss) from continuing operations	70.9	(304.7)	47.4	113.9	133.0
Net earnings(loss)	64.9	(199.9)	64.0	117.2	149.5

Financial position:
Total assets	$1,716.1	$1,699.7	$2,308.7	$2,356.5	$2,378.4
Total net debt	190.2	285.8	529.6	757.1	822.2

Per share:
Earnings (loss) from continuing operations	$0.28	$(1.23)	$0.20	$0.52	$0.61
Net earnings(loss)	0.26	(0.81)	0.27	0.53	0.69
Dividends	0.04	0.10	0.12	0.12	0.11
Shareholders’ equity	2.70	2.64	3.94	3.42	2.81

CAE ANNUAL REPORT 2006 _ 67

SELECTED QUARTERLY INFORMATION

(unaudited – amounts in millions
except per share amounts)	Q1	Q2	Q3	Q4	Total

Fiscal 2006
Revenue	$266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$20.8	17.8	17.5	14.8	70.9
Basic earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Net earnings	$20.8	17.1	17.6	9.4	64.9
Basic earnings per share	$0.08	0.07	0.07	0.04	0.26
Diluted earnings per share	$0.08	0.07	0.07	0.04	0.26
Average number of shares outstanding
(in millions)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, US dollar
to Canadian dollar	$1.24	1.20	1.17	1.15	1.19

Fiscal 2005
Revenue	$230.9	235.1	257.5	262.7	986.2
Earnings (loss) from continuing operations	$18.9	12.8	(345.7)	9.3	(304.7)
Basic earnings (loss) per share from
continuing operations	$0.08	0.05	(1.40)	0.04	(1.23)
Diluted earnings (loss) per share from
continuing operations	$0.08	0.05	(1.40)	0.04	(1.23)
Net (loss) earnings	$24.3	14.0	(347.0)	108.8	(199.9)
Basic earnings (loss) per share	$0.10	0.06	(1.40)	0.44	(0.81)
Diluted earnings (loss) per share	$0.10	0.05	(1.40)	0.44	(0.81)
Average number of shares outstanding
(in millions)	246.7	246.8	247.0	247.8	247.1
Average exchange rate, US dollar to
Canadian dollar	$1.36	1.31	1.22	1.23	1.28

Fiscal 2004
Revenue	$208.9	213.2	255.2	261.1	938.4
Earnings from continuing operations	$12.2	11.0	14.5	9.7	47.4
Basic earnings per share from
continuing operations	$0.06	0.05	0.05	0.04	0.20
Diluted earnings per share from
continuing operations	$0.06	0.05	0.05	0.04	0.20
Net earnings	$13.2	15.1	21.4	14.3	64.0
Basic earnings per share	$0.06	0.07	0.09	0.05	0.27
Diluted earnings per share	$0.06	0.07	0.09	0.05	0.27
Average number of shares outstanding
(in millions)	219.7	220.0	246.5	246.6	233.2
Average exchange rate, US dollar
to Canadian dollar	$1.40	1.38	1.32	1.32	1.35

68 _ CAE ANNUAL REPORT 2006

SELECTED SEGMENT INFORMATION (ANNUAL)

(unaudited – amounts in millions)		Simulation Products			Training & Services				Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Civil
Revenue	$257.0	$213.4	$193.0	$322.3	$306.8	$268.8	$579.3	$520.2	$461.8
Segment Operating Income	30.2	7.8	10.7	57.9	39.8	28.3	88.1	47.6	39.0
Operating margins (%)	11.8	3.7	5.5	18.0	13.0	10.5	15.2	9.2	8.4

Military
Revenue	$327.4	$278.9	$291.8	$200.5	$187.1	$184.8	$527.9	$466.0	$476.6
Segment Operating Income	27.7	26.4	28.5	19.1	20.8	23.1	46.8	47.2	51.6
Operating margins (%)	8.5	9.5	9.8	9.5	11.1	12.9	8.9	10.1	10.8

Total
Revenue	$584.4	$492.3	$484.8	$522.8	$493.9	$453.6	$1,107.2	$986.2	$938.4
Segment Operating Income	57.9	34.2	39.2	77.0	60.6	51.4	134.9	94.8	90.6
Operating margins (%)	9.9	6.9	8.1	14.7	12.3	11.3	12.2	9.6	9.7

						Other	(28.7)	(467.8)	(9.3)

						EBIT	$106.2	$(373.0)	$81.3

SELECTED SEGMENT INFORMATION (FOURTH QUARTER ENDING MARCH 31)

(unaudited – amounts in millions)		Simulation Products			Training & Services				Total

		2006	2005		2006	2005		2006	2005

Civil
Revenue		$78.0	$54.2		$81.1	$79.4		$159.1	$133.6
Segment Operating Income		9.3	(2.5)		15.1	13.3		24.4	10.8
Operating margins (%)		11.9	–		18.6	16.8		15.3	8.1

Military
Revenue		$77.5	$80.5		$47.7	$48.6		$125.2	$129.1
Segment Operating Income		6.9	8.8		3.3	4.2		10.2	13.0
Operating margins (%)		8.9	10.9		6.9	8.6		8.1	10.1

Total
Revenue		$155.5	$134.7		$128.8	$128.0		$284.3	$262.7
Segment Operating Income		16.2	6.3		18.4	17.5		34.6	23.8
Operating margins (%)		10.4	4.7		14.3	13.7		12.2	9.1

						Other		(25.1)	(24.5)

						EBIT		$9.5	$(0.7)

CAE ANNUAL REPORT 2006 _ 69

71 Management&#146s Statement of Responsibility

71 Auditors’ Report

72 Consolidated Balance Sheets

73 Consolidated Statements of Earnings

73 Consolidated Statements of Retained Earnings

74 Consolidated Statements of Cash Flow

75 Notes to the Consolidated Financial Statements

75 Note 1 – Nature of Operations and Significant Accounting Policies

81 Note 2 – Business Acquisitions and Combinations

83 Note 3 – Discontinued Operations and Assets Held for Sale

85 Note 4 – Impairment of Goodwill, Tangible and Intangible Assets

85 Note 5 – Accounts Receivable

85 Note 6 – Inventories

85 Note 7 – Property, Plant and Equipment

86 Note 8 – Intangible Assets

86 Note 9 – Goodwill

87 Note 10 – Other Assets

88 Note 11 – Debt Facilities

90 Note 12 – Capital Stock

91 Note 13 – Stock-Based Compensation Plans

93 Note 14 – Financial Instruments

96 Note 15 – Income Taxes

97 Note 16 – Deferred Gains and Other Long-Term Liabilities

97 Note 17 – Supplementary Cash Flow Information

98 Note 18 – Contingencies

98 Note 19 – Government Cost-Sharing

98 Note 20 – Commitments

99 Note 21 – Employee Future Benefits

102 Note 22 – Cumulative Translation Adjustment

102 Note 23 – Investment Tax Credits 103 Note 24 – Restructuring Costs 104 Note 25 – Variable Interest Entities

105 Note 26 – Operating Segments and Geographic Information

107 Note 27 – Differences Between Canadian and United States Generally Accepted Accounting Principles

114 Note 28 – Comparative Financial Statements

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The Consolidated Financial Statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and include when necessary some estimates based on management best judgment. Financial information presented elsewhere in the Annual Report is under management responsibilities and consistent with that contained in the accompanying financial statements.

     CAE’s policy is to maintain internal accounting and administrative systems, combined with disclosure control of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

     The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements through its Audit Committee, consisting solely of outside directors, which reviews the Consolidated Financial Statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and to satisfy itself that each party is properly discharging its responsibilities. Both external auditors and internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and financial reporting.

     The financial statements have been reviewed by the Audit Committee and, together with the other required information in the Annual Report, approved by the Board of Directors. In addition, the Consolidated Financial Statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.

R. E. Brown	A. Raquepas
President and Chief Executive Officer	Vice President
Chief Financial Officer
Montreal, Canada
May 17, 2006

AUDITORS’ REPORT

To the Shareholders of CAE Inc.

     We have audited the consolidated balance sheets of CAE Inc. as at March 31, 2006 and 2005, and the Consolidated Statements of Earnings, Retained Earnings and Cash Flows for each of the years in the three-year period ended March 31, 2006. These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005, and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Montreal, Canada May 16, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 16, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants Montreal, Canada May 16, 2006

CAE ANNUAL REPORT 2006 _ 71

CONSOLIDATED BALANCE SHEETS
As at March 31 (amounts in millions of Canadian dollars)	2006	2005

Assets
Current assets
Cash and cash equivalents	$81.1	$57.1
Accounts receivable (Note 5)	260.3	255.7
Inventories (Note 6)	93.2	101.0
Prepaid expenses	25.2	17.8
Income taxes recoverable	75.7	58.5
Future income taxes (Note 15)	5.7	2.5
Current assets held for sale (Note 3)	–	5.8

	541.2	498.4
Property, plant and equipment, net (Note 7)	839.3	792.2
Future income taxes (Note 15)	78.2	101.0
Intangible assets (Note 8)	23.3	20.2
Goodwill (Note 9)	92.0	92.1
Other assets (Note 10)	136.2	138.3
Long-term assets held for sale (Note 3)	5.9	57.5

	$1,716.1	$1,699.7

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$373.7	$312.8
Deposits on contracts	146.4	93.5
Current portion of long-term debt (Note 11)	10.4	35.3
Future income taxes (Note 15)	14.5	19.6
Current liabilities related to assets held for sale (Note 3)	–	7.8

	545.0	469.0
Long-term debt (Note 11)	260.9	307.6
Deferred gains and other long-term liabilities (Note 16)	206.5	179.8
Future income taxes (Note 15)	28.4	38.3
Long-term liabilities related to assets held for sale (Note 3)	–	53.4

	1,040.8	1,048.1

Shareholders' Equity
Capital stock (Note 12)	389.0	373.8
Contributed surplus (Note 12)	5.8	3.3
Retained earnings	395.7	340.8
Cumulative translation adjustment (Note 22)	(115.2)	(66.3)

	675.3	651.6

	$1,716.1	$1,699.7

Contingencies and commitments (Notes 18 and 20)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Approved by the Board:

R. E. Brown	L. R. Wilson
Director	Director

72 _ CAE ANNUAL REPORT 2006

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2006	2005	2004

Revenue	$1,107.2	$986.2	$938.4

Earnings (loss) before interest and income taxes (Note 26)	$106.2	$(373.0)	$81.3
Interest expense, net (Note 11)	16.2	32.1	22.4

Earnings (loss) before income taxes	$90.0	$(405.1)	$58.9
Income tax expense (recovery) (Note 15)	19.1	(100.4)	11.5

Earnings (loss) from continuing operations	$70.9	$(304.7)	$47.4
Results of discontinued operations (Note 3)	(6.0)	104.8	16.6

Net earnings (loss)	$64.9	$(199.9)	$64.0

Basic earnings (loss) per share from continuing operations	$0.28	$(1.23)	$0.20

Diluted earnings (loss) per share from continuing operations	$0.28	$(1.23)	$0.20

Basic earnings (loss) per share	$0.26	$(0.81)	$0.27

Diluted earnings (loss) per share	$0.26	$(0.81)	$0.27

Weighted average number of shares outstanding (Basic)	249.8	247.1	233.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31
(amounts in millions of Canadian dollars)	2006	2005	2004

Retained earnings at beginning of year, as previously reported	$340.8	$562.1	$531.2
Change in accounting policy (Note 1)	–	3.3	–

Retained earnings at beginning of year	$340.8	$565.4	$531.2
Share issue costs (2004 – net of taxes of $2.4 million)	–	–	(5.1)
Net earnings (loss)	64.9	(199.9)	64.0
Dividends	(10.0)	(24.7)	(28.0)

Retained earnings at end of year	$395.7	$340.8	$562.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE ANNUAL REPORT 2006 _ 73

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended March 31 (amounts in millions of Canadian dollars)	2006	2005	2004

Operating Activities
Net earnings (loss)	$64.9	$(199.9)	$64.0
Results of discontinued operations (Note 3)	6.0	(104.8)	(16.6)

Earnings (loss) from continuing operations	70.9	(304.7)	47.4
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets (Note 4)	–	443.3	–
Depreciation	52.5	55.1	51.3
Amortization of deferred financing costs	2.2	7.2	2.7
Amortization and write down of intangible and other assets	22.9	19.7	17.4
Future income taxes	6.0	(113.9)	(2.9)
Investment tax credits	(11.8)	(29.2)	(9.2)
Stock-based compensation plans (Note 13)	2.5	2.0	1.3
Other	9.8	20.9	(6.3)
Decrease (increase) in non-cash working capital (Note 17)	81.2	85.6	(100.2)

Net cash provided by continuing operating activities	236.2	186.0	1.5
Net cash provided by discontinued operating activities	2.1	21.6	4.2

Net cash provided by operating activities	238.3	207.6	5.7

Investing Activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 2)	2.6	(13.8)	–
Proceeds from disposal of discontinued operations
(net of cash and cash equivalents disposed) (Note 3)	(4.9)	239.4	22.3
Capital expenditures	(130.1)	(118.0)	(86.8)
Proceeds from sale and leaseback of assets	–	43.8	122.5
Deferred development costs	(1.8)	(9.9)	(12.7)
Deferred pre-operating costs	(0.7)	(1.7)	(6.6)
Other assets	(20.2)	(2.4)	(2.2)

Net cash (used in) provided by continuing investing activities	(155.1)	137.4	36.5
Net cash used in discontinued investing activities	(2.3)	(5.8)	(12.0)

Net cash (used in) provided by investing activities	(157.4)	131.6	24.5

Financing Activities
Net borrowing under revolving unsecured credit facilities (Note 11)	(30.7)	(273.7)	(70.1)
Proceeds from long-term debt	32.1	3.4	1.1
Reimbursement of long-term debt	(65.7)	(50.5)	(66.5)
Dividends paid	(9.7)	(24.0)	(27.4)
Common stock issuance (Note 12)	8.0	3.6	176.4
Share issue costs	–	–	(7.5)
Other	11.6	0.7	1.4

Net cash (used in) provided by continuing financing activities	(54.4)	(340.5)	7.4
Net cash provided by discontinued financing activities	1.2	3.2	10.4

Net cash (used in) provided by financing activities	(53.2)	(337.3)	17.8

Effect of foreign exchange rate changes on cash and cash equivalents	(8.1)	(2.3)	(3.2)

Net increase (decrease) in cash and cash equivalents	19.6	(0.4)	44.8
Cash and cash equivalents at beginning of year	61.5	61.9	17.1

Cash and cash equivalents at end of year	$81.1	$61.5	$61.9

Cash and cash equivalents related to:
Continuing operations	$81.1	$57.1	$54.7
Discontinued operations (Note 3)	–	4.4	7.2

	$81.1	$61.5	$61.9

Supplementary Cash Flow Information (Note 17)
The accompanying notes are an integral part of these Consolidated Financial Statements.

74 _ CAE ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2005 and 2004 (amounts in millions of Canadian dollars)

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE's flight simulators replicate aircraft performance in normal and abnormal operations, as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.

Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed through four segments:

·	Simulation Products/Civil: Designs, manufactures and supplies civil flight simulators, training devices and visual systems;

·	Simulation Products/Military: Designs, manufactures and supplies advanced military training products for air, land and sea applications;

·	Training & Services/Civil: Provides business and commercial aviation training and related services;

·	Training & Services/Military: Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

The Company's operations were previously broken down into the following operating segments; Military Simulation & Training (Military), Civil

Simulation & Training (Civil) and Marine Controls (Marine) until the latter's disposal in the fourth quarter of fiscal 2005.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

The accounting policies of CAE Inc. and its subsidiaries conform, in all material respects, to Canadian generally accepted accounting principles (GAAP), as defined by the Canadian Institute of Chartered Accountants (CICA). In some respects, these accounting principles differ from United States generally accepted accounting principles (US GAAP). The main differences are described in Note 27.

     On April 1, 2004, the Company adopted CICA Handbook Sections 1100, Generally Accepted Accounting Principles and 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what are presented fairly in accordance with GAAP, and provides general guidance on financial presentation. The adoption of these standards did not have a material impact on the Consolidated Financial Statements.

Except where otherwise indicated, all amounts in these financial statements are expressed in Canadian dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE's management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management's best knowledge of current events and actions it may undertake in the future. Actual results could differ from those estimates, significant changes in estimates and/or assumptions could result in the impairment of certain assets.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of CAE Inc. and of all its majority-owned subsidiaries, and variable interest entities for which it is the primary beneficiary. They also include the Company's proportionate share of assets, liabilities and earnings of joint ventures in which it has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method, and portfolio investments are accounted for using the cost method.

     As at March 31, 2006, CAE's proportionate share of assets, liabilities, revenue and earnings in joint ventures was the following (in millions of dollars): current assets $36.5; current liabilities $13.9; long-term assets $42.7; long-term liabilities $27.0; revenue of $42.0 and earnings of $4.0.

     On January 1, 2005, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and for determining when an entity should include the assets, liabilities and results of operations of a VIE in its Consolidated Financial Statements.

CAE ANNUAL REPORT 2006 _ 75

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that lack the power to make significant decisions about activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a variable interest holder (a party with an ownership, contractual or other financial interest in the VIE) is exposed to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on the majority voting interest. AcG-15 also requires disclosures on VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

     The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, liabilities, and retained earnings of $46.9 million, $43.7 million, and $3.3 million, respectively and a decrease in the currency translation adjustment of $0.1 million in the fiscal 2005 Consolidated Financial Statements (refer to Note 25).

FOREIGN CURRENCY TRANSLATION

Self-sustaining foreign operations

The Company's foreign operations are classified as self-sustaining operations and are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates for the period. Foreign gains or losses translated into Canadian dollars are included in the cumulative translation adjustment account, which is a separate component of shareholders' equity.

     Accumulated amounts in the cumulative translation adjustment account are released to the Statements of Earnings when the Company reduces its net investment in foreign operations by way of a reduction in capital or through the settlement of long-term intercompany balances, which had been considered part of CAE's net investment.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Translation gains or losses are included in the determination of earnings, except those related to long-term intercompany account balances, which form part of the net investment in foreign operations, and those arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are included in the cumulative translation adjustment account, a separate component of shareholders' equity.

REVENUE RECOGNITION

Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

·	The delivered item has value to the customer on a standalone basis.

·	There is objective and reliable evidence of the fair value of the undelivered item (or items).

·	If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Losses, if any, are recognized in full when first anticipated. Warranty provisions are recorded when revenue is recognized, based on past experience. In general, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts is recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred by using a basis other than a straight-line method, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

76 _ CAE ANNUAL REPORT 2006

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants and is described in more detail as follows:

(i)	Standalone products

Revenue from software license arrangements that do not require significant production, changes, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)	Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

(iv)	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements based on vendor-specific objective evidence of fair value, which is limited to the price charged when the same element is sold separately, regardless of any individual prices stated within the contract for each element. Applicable revenue recognition criteria are considered separately for each portion of fee allocated to the respective separate elements as described above.

(v)	Long term software arrangements

Revenues from fixed-price software arrangements and software customization contracts are also recognized under the percentage-of- completion method.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and, when applicable, products have been delivered or services have been rendered.

INCOME TAXES AND INVESTMENT TAX CREDITS

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

     This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized. (refer to Note 15).

     Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

     CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     Investment tax credits (ITCs) arising from research and development (R&D) activities are deducted from the related costs and are accordingly included in the determination of earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management's best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined (refer to Note 23).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly-liquid investments with original terms to maturity of 90 days or less.

ACCOUNTS RECEIVABLE

Receivables are recorded at cost, net of a provision for doubtful accounts, based on expected recoverability. The Company is involved in a program under which it sells certain of its accounts receivable to a third party for a cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized in net earnings (loss) (refer to Note 5).

INVENTORIES

Raw materials are valued at the lower of cost and replacement cost. Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour and an allocation of manufacturing overhead (refer to Note 6).

CAE ANNUAL REPORT 2006 _ 77

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

GOVERNMENT ASSISTANCE

Funding from Industry Canada under the Technology Partnerships Canada program (TPC) for costs incurred in research and development (R&D) programs, is recorded as a reduction of costs or as a reduction of cost capitalized as part of long-term assets.

     A liability to repay the government assistance is recognized when stipulated conditions are met. The repayment thereof is reflected in the statement of earnings when royalties become due.

LONG-LIVED ASSETS

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation, net of any impairment charges. The declining balance and straight-line methods are used to calculate amortization over the estimated useful lives of the assets as follows:

	Method	Rates/Years

Building and improvements	Declining balance	5%	–	10%
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance	20%	–	35%

Leases

The Company enters into leases in which substantially all the benefits and risks of ownership transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the net gains or losses in excess of the residual value guarantees are amortized over the term of the lease. The residual value of guarantees are ultimately recognized in the Company's earnings upon expiry of the related sale and leaseback agreement.

Interest capitalization

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Spare parts

Spare parts to be used in the normal course of business are valued at the lower of cost and replacement cost.

Intangible assets with definite useful lives

Intangible assets with definite useful lives are recorded at their fair value at the acquisition date. Amortization is calculated using the straight-

line method for all intangible assets over their estimated useful lives as follows:
		Weighted
		Average
	Amortization	Amortization
	Period	Period

Trade names	5 to 17 years	16
Customer relations	10 years	10
Customer contractual agreements	2 to 20 years	13
Enterprise resource planning – software (1)	–	–
Other intangible assets	5 to 12 years	10

(1) Enterprise Resource Planning software is in the building phase; no amortization was taken during fiscal 2006.

Impairment of long-lived assets

The Company recognizes impairment losses for a long-lived asset or asset group to be held and used when events or changes in circumstances indicating that its carrying value may not be recoverable, as measured by comparing its carrying amount to the estimated undiscounted future cash flows generated by its use and eventual disposal. An impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

BUSINESS COMBINATIONS AND GOODWILL

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired business are included in the Consolidated Statements of Earnings effective on their respective dates of acquisition.

     Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate a potential impairment in value.

78 _ CAE ANNUAL REPORT 2006

     The impairment test consists of a comparison of the fair value of the Company's reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, the Company compares, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes, if required, an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss) (refer to Note 9).

OTHER ASSETS

Research and development costs

Research costs are charged to earnings in the period in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral, as per CICA Handbook Section 3450, Research and Development Costs, and their recovery is reasonably assured. Government assistance arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

The Company defers costs incurred during the pre-operating period for all new operations. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Deferred pre-operating costs are amortized over a five-year period using the straight-line method.

Deferred financing costs

Costs incurred with the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease (refer to Note 10).

Restricted cash

Under the terms of subsidiaries' external bank financing and some government-related sales contracts, the Company is required to hold a defined amount of cash as collateral.

EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service live of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement (refer to Note 21).

STOCK-BASED COMPENSATION PLANS

The Company's stock-based compensation plans consist of five individual plans: an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP), a Deferred Share Unit (DSU) plan for executives, a Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and a Long-Term Incentive Restricted Share Unit (LTI-RSU) plan. All plans are described in Note 13.

     Since fiscal 2004, net (loss) earnings include compensation costs for CAE's stock options. Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders' equity. The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly-subjective assumptions including expected stock price volatility.

     In Note 13, pro forma net (loss) earnings and pro forma basic and diluted net (loss) earnings per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees during fiscal 2003.

     A compensation expense is also recognized for the Company's portion of the contributions made under the ESPP and for the grant date amount of vested units at their respective valuations for the DSU, LTI-DSU and LTI-RSU plans. Any subsequent changes in CAE's stock price affect the compensation expense. In fiscal 2004, the Company entered into an equity swap agreement with a major Canadian institution in order to reduce its cash and earnings exposure related to the fluctuation in the Company's share price relating to the DSU, LTI-DSU and LTI-RSU programs.

CAE ANNUAL REPORT 2006 _ 79

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

     CAE's practice is to issue options in May of each fiscal year or at the time of hiring of new employees or new appointments. In both instances these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

HEDGING RELATIONSHIPS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to reduce the financial risk related to its exposure to fluctuations in interest rates and foreign exchange rates. The interest rate risk associated with certain long-term debt is hedged through interest rate swaps. The foreign currency risk associated with certain purchase and sales commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The Company does not use any derivative financial instruments for trading or speculative purposes.

     Effective April 1, 2004, the Company prospectively adopted CICA Accounting Guideline (AcG) AcG-13, Hedging Relationships and CICA Emerging Issues Committee Abstract 128 (EIC-128), Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this Guideline, complete documentation of the information related to hedging relationships is required, and the effectiveness of the hedges must be demonstrated and documented. EIC-128 deals with the issue of how to account for a freestanding derivative financial instrument that gives rise to a financial asset or liability and does not qualify for hedge accounting. The adoption of this Guideline and abstract did not have a material impact on the Company's Consolidated Financial Statements.

     Gains and losses on foreign currency contracts designated as effective as hedges are recognized in the Consolidated Statements of Earnings during the same period as the underlying revenues and expenses. For interest rate swaps, the difference between the swap rate and the actual rate is reflected against the related interest expense. CAE assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the Consolidated Balance Sheets and recognized in earnings (loss) in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings (loss). Interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction using the accrual method as an adjustment to interest income or interest expense (refer to Note 14).

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Long-lived assets to be disposed of by sale must be measured at the lower of their carrying amounts or fair value less selling costs and should not be amortized as long as they are classified as assets to be disposed of by sale.

     Operating results of a company's components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company's current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company's operations and cash flows (refer to Note 3).

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

In accordance with EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), the Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when Management commits to a plan that specifically identifies all significant actions to be taken and commits the entity to the event that obligates it under the terms of the contract with its employees to pay such termination benefits. Such termination benefits and the benefit arrangement are communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated. All other costs associated with restructuring, exit and disposal activities are recognized in the period in which they are incurred and measured at their fair value. CAE has applied these guidelines for severance termination benefits and other restructuring costs as described in Note 24.

DISCLOSURE OF GUARANTEES

The Company discloses all information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees (refer to Note 14).

EARNINGS PER SHARE

Earnings per share are calculated by dividing net earnings (loss) available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

80 _ CAE ANNUAL REPORT 2006

FUTURE CHANGES TO ACCOUNTING STANDARDS

Financial instruments – recognition and measurement, hedges and comprehensive income

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the US FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, Statement No. 130, Reporting Comprehensive Income, Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards Board's (IASB) standard, IAS 39, Financial Instruments – Recognition and Measurement.

     CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement prescribes when a financial instrument should be recognized on the balance sheet and the measurement method, using fair value or using cost-based measures. It also specifies how financial instrument gains and losses should be presented.

     New CICA Handbook Section 3865, Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item's gain or loss is initially reported in Other Comprehensive Income and subsequently reclassified to net income when the hedged item affects net income.

     The AcSB has issued new CICA Handbook Section 1530, Comprehensive Income, and has amended Section 3250, Surplus, by renaming it Section 3251, Equity. These standards require enterprises to present comprehensive income and its components as well as net income in its financial statements and to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.

     These requirements will be applicable for CAE in the first quarter of fiscal 2008. The Company is currently evaluating how these new Handbook Sections will impact its Consolidated Financial Statements.

NOTE 2 — BUSINESS ACQUISITIONS AND COMBINATIONS

TERRAIN EXPERTS INC.

On May 20, 2005, the Company acquired all the issued and outstanding shares of Terrain Experts Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:

(i)	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the Toronto Stock Exchange (TSX) on May 20, 2005), and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date

(ii)	US$3.6 million through the issuance of CAE shares in fiscal 2007 (twelve months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance

(iii)	US$2.5 million through the issuance of CAE shares in fiscal 2008 (twenty four months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance The purchase price is still subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (G&A), which provides services in the areas of project management, human factors, modelling and simulation. Total consideration for this acquisition amounted to $4.4 million payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date; $0.8 million on November 30, 2005; $0.8 million on November 30, 2006; and 169,851 shares (representing $0.8 million at the transaction date) to be issued on November 30, 2007. The number of shares issued (to be issued) to satisfy the first and the fourth payments was calculated based on the average closing share price ($4.71 per share) of CAE common shares on the TSX for the 20-day period ending two days prior to November 30, 2004. The 91,564 shares issued to satisfy the second payment was based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance ($8.07 per share). The number of shares to be issued to satisfy the third payment will be based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance. During the second quarter of fiscal 2006, the Company completed the purchase price allocation for this acquisition, and no adjustments were required.

CAE ANNUAL REPORT 2006 _ 81

NOTE 2 — BUSINESS ACQUISITIONS AND COMBINATIONS (CONT’D)

SERVICIOS DE INSTRUCCION DE VUELO, S.L

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from Spanish authorities to commence operations under an agreement entered into in October 2003.

     On May 27, 2004, in connection with the financing of the combined operations, CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (refer to Note 11).

     As part of this transaction, should the October 2003 agreement be terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

     As part of the May 27, 2004 agreement (the Agreement), Iberia was to subsequently transfer a simulator that it was leasing from a third party to SIV in exchange for a cash consideration of $5.7 million (y3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equal to the net asset value.

     In addition, as part of the Agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (y1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on Management's best estimate of SIV's potential liability, an amount of $2.4 million (y1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expanded the Company's pilot-training operations into the South American market.

For the year ended March 31, 2004, there were no acquisitions for continuing operations.

The net assets contributed by Iberia to SIV and net assets acquired from Terrex, G&A and FTC Chile are summarized as follows:

	2006				2005
(amounts in millions)	Terrex	G&A	SIV	FTC Chile	Total

Current assets (1)	$1.9	$2.1	$4.6	$0.2	$6.9
Current liabilities	(2.1)	(1.2)	(0.1)	(0.1)	(1.4)
Property, plant and equipment, net	0.3	0.3	73.1	2.2	75.6
Other assets	3.3	0.5	–	–	0.5
Intangible assets
Trade names	0.3	0.3	–	–	0.3
Technology	1.6	–	–	–	–
Customer relations	0.8	0.5	7.2	–	7.7
Other intangibles	–	0.1	–	–	0.1
Goodwill (2)	4.5	2.5	6.9	–	9.4
Future income taxes	0.5	(0.5)	–	0.4	(0.1)
Long-term debt	–	(0.2)	(61.8)	–	(62.0)
Long-term liabilities	–	–	(2.4)	(0.3)	(2.7)

Fair value of net assets acquired, excluding
cash position at acquisition	11.1	4.4	27.5	2.4	34.3
Cash position at acquisition	2.9	–	–	–	–

Fair value of net assets acquired	14.0	4.4	27.5	2.4	34.3
Less: Balance of purchase price	–	–	–	(1.5)	(1.5)
Issuance of 1,000,000 shares (Note 12)	(6.1)
Issuance of 424,628 shares (Note 12)	–	(2.0)	–	–	(2.0)
Shares to be issued (3)	(7.6)	(2.4)	–	–	(2.4)
Non-controlling interest	–	–	(14.6)	–	(14.6)

Total cash consideration:	$0.3	$–	$12.9	$0.9	$13.8

(1) Excluding cash on hand
(2) This goodwill is not deductible for tax purposes
(3) Has been accounted for as a liability pending issuance

     The net assets of Terrex are included in the Simulation Products/Military segment. The net assets of G&A are included in the Training & Services/Military segment. The net assets of SIV and FTC are included in Training & Services/Civil segment.

82 _ CAE ANNUAL REPORT 2006

NOTE 3 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

DISCONTINUED OPERATIONS

Marine Controls

On February 3, 2005, CAE completed, with L-3 Communications Corporation (L-3), the sale of the substantial components of its Marine Controls segment for a cash consideration of $238.6 million. This amount is subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties are currently discussing the appropriate final net working capital amount. CAE does not believe that the final payment to L-3 will result in a material adjustment to the gain on disposal already recorded. During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, resulting in the assumption by L-3 of CAE's guarantee of $53.0 million (£23 million) of project-financed related debt for the UK Astute Class submarine training program.

     The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005 and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

Cleaning technologies and other discontinued operations

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid CAE an amount of $0.2 million.

     In fiscal 2006, CAE incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and reversal of unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. CAE has completed a review of the buyers' books and records and has, in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. The Company has an expense of $0.2 million in fees to date in connection with the evaluation and litigation.

ASSETS HELD FOR SALE

As part of its global expansion, CAE announced in its third quarter of fiscal 2005 that it would be opening a new business aviation-training centre in Morris County, New Jersey. The new training centre is expected to be operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified.

     As part of a review of its performance and strategic orientation, CAE decided to close its training centre located in Maastricht, Netherlands during the third quarter of fiscal 2006. As a result, a building was reclassified as an asset held for sale.

CAE ANNUAL REPORT 2006 _ 83

NOTE 3 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONT’D)

Summarized financial information for the discontinued operations is as follows:

OPERATION SUMMARY OF DISCONTINUED OPERATIONS
(amounts in millions except per share amounts)		2006	2005	2004

Revenue
Cleaning Technologies		$–	$ –	$1.7
Forestry Systems		–	–	3.1
Marine Controls		–	109.6	154.8

		$–	$109.6	$159.6

Gain on sale of Marine Controls, net of $25.1 million tax expense		$–	$103.9	$–
Net (loss) earnings from Marine Controls,
net of tax expense (2006 – $0.7; 2005 – $3.8; 2004 – $9.2)		(1.7)	5.5	20.0
Net loss from Cleaning Technologies and other discontinued operations,
net of tax expense (recovery) (2006 – $1.0; 2005 – Nil; 2004 – ($1.7))		(4.1)	(4.4)	(2.6)
Net loss from Forestry Systems,
net of tax recovery (2006 – $0.1; 2005 – Nil; 2004 – $0.2)		(0.2)	–	(0.5)
Net loss from Training & Services/Civil,
net of tax recovery (2006 – Nil; 2005 – $0.1; 2004 – $0.2)		–	(0.2)	(0.3)

Net (loss) earnings from discontinued operations		$(6.0)	$104.8	$16.6

Basic net (loss) earnings per share from discontinued operations		$(0.02)	$0.42	$0.07

Diluted net (loss) earnings per share from discontinued operations		$(0.02)	$0.42	$0.07

NET ASSETS OF DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
(amounts in millions)	As at March 31, 2006		As at March 31, 2005

	Marine		Marine
	Controls	Other	Controls	Other

Current assets held for sale
Cash and cash equivalents	$–	$–	$4.4	$–
Accounts receivable	–	–	1.2	–
Prepaid expenses	–	–	0.2	–

	$–	$–	$5.8	$–

Long-term assets held for sale
Property, plant and equipment, net	$–	$5.9	$50.8	$4.2
Other assets	–	–	2.5	–

	$–	$5.9	$53.3	$4.2

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$–	$–	$7.8	$–

	$–	$–	$7.8	$–

Long-term liabilities related to assets held for sale
Long-term debt	$–	$–	$53.0	$–
Future income taxes	–	–	0.4	–

	$–	$–	$53.4	$–

     Other property, plant and equipment held for sale consist of land and buildings related to the Training & Services/Civil segment, as previously described.

84 _ CAE ANNUAL REPORT 2006

NOTE 4 — IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

During fiscal 2005, CAE's management performed a comprehensive review of the current performance and strategic orientation of its reporting units. This strategic review revealed that several factors had severely and persistently affected mainly the Civil business, including the enduring adverse economic environment of the airline industry. This created a new market reality, slower than anticipated training outsourcing opportunities (due to pilot-related restructuring efforts at some major airlines), escalating cost of manufacturing full-flight simulators, the erosion of the 30 to 50-seat regional jet market and the appreciation of the Canadian dollar. These elements had caused the recalibration of some key assumptions in Civil's strategic planning, which led to the review of the carrying amount of certain assets, including goodwill, intangible assets acquired in previous acquisitions, inventory levels for the regional jet market, non-performing training equipment and certain other assets.

     Therefore, based on this review, as at March 31, 2005, the Company recorded a $443.3 million impairment charge, all of which is virtually related to its Civil segments, as follows:

(amounts in millions)		2005

Goodwill		$205.2
Customer relations		86.7
Trade names and other intangible assets		20.4
Property, plant and equipment (simulators)		78.4
Inventories		33.3
Other assets		19.3

		$443.3

NOTE 5 — ACCOUNTS RECEIVABLE
(amounts in millions)	2006	2005

Trade	$107.2	$99.9
Allowance for doubtful accounts	(4.8)	(3.5)
Unbilled receivables	122.8	122.0
Other receivables	35.1	37.3

	$260.3	$255.7

     The Company has an agreement to sell third-party receivables to a financial institution for an amount of up to $25.0 million. Under the terms and conditions of the agreement, the Company continues to act as a collection agent. The selected accounts receivable are sold to a third party for a cash consideration on a non-recourse basis to the Company. As at March 31, 2006, $6.7 million (2005 – $16.5 million) of specific accounts receivable were sold to the financial institution pursuant to this agreement. Proceeds (net of $0.5 million in fees, 2005 – Nil) of the sale were used to repay borrowings under the Company's credit facilities.

NOTE 6 — INVENTORIES
(amounts in millions)					2006	2005

Work in progress					$66.6	$61.6
Raw materials, supplies and manufactured products					26.6	39.4

					$93.2	$101.0

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT
(amounts in millions)			2006			2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land	$20.2	$–	$20.2	$18.8	$ –	$18.8
Buildings and improvements	220.6	65.8	154.8	233.9	66.9	167.0
Simulators	528.5	77.9	450.6	509.3	48.6	460.7
Machinery and equipment	177.7	104.9	72.8	185.3	100.3	85.0
Assets under capital lease (1)	32.2	20.3	11.9	24.0	22.2	1.8
Assets under construction (2)	129.0	–	129.0	58.9	–	58.9

	$1,108.2	$268.9	$839.3	$1,030.2	$238.0	$792.2

(1) Includes simulators and machinery and equipment.
(2) Simulators and buildings are included as at March 31, 2006 and only simulators are included as at March 31, 2005.

CAE ANNUAL REPORT 2006 _ 85

NOTE 8 — INTANGIBLE ASSETS
(amounts in millions)			2006			2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Trade names	$12.2	$0.9	$11.3	$12.3	$0.2	$12.1
Customer relations	1.2	0.2	1.0	0.5	–	0.5
Customer contractual agreements	7.7	3.0	4.7	8.5	2.5	6.0
Enterprise resources
planning –software (ERP)	3.3	–	3.3	–	–	–
Other intangible assets	4.0	1.0	3.0	2.1	0.5	1.6

	$28.4	$5.1	$23.3	$23.4	$3.2	$20.2

The continuity of intangible assets is as follows:
(amounts in millions)						2006

		Simulation	Training	Simulation	Training
		Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance		$–	$17.7	$1.6	$0.9	$20.2
Acquisitions (Note 2)		–	–	2.7	–	2.7
ERP software additions		1.6	0.6	0.9	0.2	3.3
Amortization		–	(1.5)	(0.3)	(0.3)	(2.1)
Foreign exchange		–	(0.6)	(0.1)	(0.1)	(0.8)

Closing balance		$1.6	$16.2	$4.8	$0.7	$23.3

(amounts in millions)						2005

		Simulation	Training	Simulation	Training
		Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance		$–	$127.4	$1.8	$–	$129.2
Acquisitions (Note 2)		–	7.2	–	0.9	8.1
Amortization		–	(6.3)	(0.1)	–	(6.4)
Impairment (1)		–	(107.1)	–	–	(107.1)
Foreign exchange		–	(3.5)	(0.1)	–	(3.6)

Closing balance		$–	$17.7	$1.6	$0.9	$20.2

(1) As indicated in Note 4, the Company recognized an impairment charge during fiscal 2005.
The annual amortization expense for the next five years will be approximately $1.9 million.

NOTE 9 — GOODWILL

As at April 1, 2005, following the changes in its internal organizational structure related to the operating segments of the Company, goodwill has been reassigned to the reporting segment using a related fair value allocation approach and is divided as follows between Simulation Products/Military and Training & Services/Military:

(amounts in millions)					2006

	Simulation	Training	Simulation	Training
	Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance	$–	$–	$52.5	$39.6	$92.1
Acquisitions (Note 2)	–	–	4.5	–	4.5
Foreign exchange	–	–	(2.8)	(1.8)	(4.6)

Closing balance	$–	$–	$54.2	$37.8	$92.0

86 _ CAE ANNUAL REPORT 2006

(amounts in millions)					2005

	Simulation	Training	Simulation	Training
	Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance	$55.1	$149.0	$55.1	$41.5	$300.7
Acquisitions (Note 2)	1.9	5.0	1.4	1.1	9.4
Impairment(1)	(55.4)	(149.8)	–	–	(205.2)
Foreign exchange	(1.6)	(4.2)	(4.0)	(3.0)	(12.8)

Closing balance	$–	$–	$52.5	$39.6	$92.1

(1) As indicated in Note 4, a goodwill impairment charge was recorded in fiscal 2005.

NOTE 10 — OTHER ASSETS
(amounts in millions)	2006	2005

Restricted Cash	$1.5	$0.9
Investment in and advances to CVS Leasing Ltd. (i)	39.0	41.2
Deferred development costs, net of accumulated amortization of $22.6 (2005 – $9.5) (ii)	26.1	33.7
Deferred pre-operating costs, net of accumulated amortization of $18.6 (2005 – $14.6) (iii)	9.2	13.5
Deferred financing costs, net of accumulated amortization of $14.5 (2005 – $12.1)	7.4	5.6
Long-term receivables (iv)	11.7	10.6
Accrued benefit asset (Note 21)	20.8	18.0
Other, net of accumulated amortization of $3.6 million (2005 – $1.5)	20.5	14.8

	$136.2	$138.3

(i)	The Company leads a consortium, which was contracted by the United Kingdom (UK) Ministry of Defense (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (MSH) fleet of the
Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.
In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Plc (Aircrew), of which it owns 78%
with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company since its inception.
In addition, the Company has a 14% minority interest and has advanced funds to CVS Leasing Ltd. (CVS), the entity that owns the simulators and other equipment leased to Aircrew. In March 2005, CVS refinanced its operations through an amount of £70.6 million of financing, which expires in October 2016.
(ii)	R&D expenditures aggregated to $95.8 million during the year (2005 – $93.5 million; 2004 – $81.0 million), of which $1.8 million represents development costs that qualify for a deferral pursuant to CICA requirements (2005 – $9.9 million; 2004 – $12.7 million). The
Company has recorded government assistance against these amounts (refer to Note 19).
An amount of $13.1 million in deferred development costs was amortized during the year (2005 – $3.9 million, 2004 – $5.4 million).
(iii)	The Company defers costs incurred during the pre-operating period for all new operations. Capitalization ceases and amortization begins when operations commence. In fiscal 2006, $0.7 million was capitalized (2005 – $1.7 million) and an amortization of $4.0 million was taken (2005 – $6.1 million; 2004 – $4.1 million).
(iv)	Long term receivables include secured subordinated promissory notes in connection with the sale of its various Cleaning Technologies businesses totalling $8.5 million. The notes bear interest at rates ranging from 3% to 7%.

CAE ANNUAL REPORT 2006 _ 87

NOTE 11 — DEBT FACILITIES
A.	LONG-TERM DEBT
(amounts in millions)		2006	2005

Recourse debt
(i)Senior notes		$126.1	$150.6
(ii)	Revolving unsecured term credit facilities,
	5 years, maturing in July 2010; US$400.0
	(outstanding as at March 31, 2006 – Nil and USNil, as at March 31, 2005 – Nil)	–	–
	5 years, maturing April 2006; US$350.0
	(outstanding as at March 31, 2006 – Nil and USNil, as at March 31, 2005 – $30.4 and USNil)	–	30.4
	5 years, maturing July 2010, y100.0
	(outstanding as at March 31, 2006 – yNil, as at March 31, 2005 – yNil)	–	–
(iii)	Term loans, maturing in May and June 2011
	(outstanding as at March 31, 2006 – y26.9 and y5.3, as at March 31, 2005 – y30.5 and y6.0)	45.6	57.3
(iv)	Grapevine Industrial Development Corporation bonds,
	secured, maturing in January 2010 and 2013 (US$27.0)	31.5	32.7
(v)	Miami Dade County Bonds, maturing in March 2024 (US$11.0)	12.8	13.3
(vi)	Other debt, maturing in December 2012	4.9	–
(vii)	Obligations under capital lease commitments	13.5	6.1
(viii)	Amsterdam asset-backed financing maturing in December 2007 and August 2008
	(outstanding as at March 31, 2006 – yNil, as at March 31, 2005 – y24.7)	–	38.8
			–
Non-recourse debt
(ix)	Term loan of £12.7 secured, maturing in October 2016
	(outstanding March 31, 2006 – £5.3, March 31, 2005 – £6.0)	10.7	13.7
(x)	Term Loan maturing in June 2021
	(outstanding as at March 31, 2006 – y13.9, as at March 31, 2005 – yNil)	19.7	–
(xi)	Term Loan maturing in January 2008
	(outstanding as at March 31, 2006 – US$5.6, as at March 31, 2005 – USNil)	6.5	–

		271.3	342.9
Less:
Current portion of long-term debt		8.0	32.7
Current portion of capital lease		2.4	2.6

		$260.9	$307.6

(i)	Pursuant to a private placement, the Company borrowed US$108.0 million and C$20.0 million. These unsecured senior notes rank equally
	with term bank financings with fixed repayment amounts of US$15.0 million in 2007, US$60.0 million in 2009 and US$33.0 million in
	2012. During the first quarter of fiscal 2006, CAE repaid the $20.0 million Canadian dollar tranche, which matured in June 2005. Fixed
	interest is payable semi-annually in June and December at an average rate of 7.6%. The Company has entered into an interest rate swap
	agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6% on US$33.0 million of
	the senior notes.
(ii)	On July 7, 2005, the Company entered into a new revolving credit agreement. This revolving unsecured term credit facility
	(US$400.0 million and y100.0 million) has a committed term of five years maturing in July 2010. The facility has covenants covering
	minimum shareholders' equity, interest coverage and debt coverage ratios. The applicable interest rate on this revolving term credit facility
	is at the option of the Company, based on the bank's prime rate, bankers' acceptances or LIBOR plus a spread, which depends on the credit
	rating assigned by Standard & Poor's Rating Services.

88 _ CAE ANNUAL REPORT 2006

(iii)The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. The operators financed the acquisition of the simulators from CAE and Iberia through asset-backed financing maturing in May and June 2011. As part of the lease agreements, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair value of the simulators, for a total amount equal to the outstanding balance under the financing agreement. Quarterly capital repayments are made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2006, is equal to approximately $76.8 million (y54.2 million) – [(2005 – $90.2 million
(y57.5 million)].
(iv)	Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of
US$8.0 million and US$19.0 million, and mature in 2010 and 2013, respectively. Real property, improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. The rate for bonds maturing in 2010 is set on a weekly basis. The rate for bonds maturing in 2013 is set on an annual basis and is subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2006, the combined rate for both series was approximately 3.92%
(2005 – 4.10%). The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2006. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(v)	The Miami Dade County Bonds, maturing in March 2024 (US$11.0 million), are secured by a simulator. As at March 31, 2006, the applicable floating rate, which is reset weekly was 4.3%. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(vi)	An unsecured $35.0 million facility to secure financing for the cost of the establishment of Enterprise Resource Planning (ERP) system. A drawdown under the facility can be made only once the costs are incurred, on a quarterly basis, with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The interest rate on the first drawdown is approximately 5.6%.
(vii)	These capital leases are related to the leasing of various equipment and simulators. The effective interest rate on obligations under capital leases, which have staggered maturities until June 2010 was approximately 5.92% as at March 31, 2006 (2005 – 5.0%). As well, an additional capital lease results from a conversion in the fourth quarter of fiscal 2006 of an operating lease recorded on its balance
($10.2 million) for a simulator that CAE will relocate in the first quarter of fiscal 2007 from Tampa to its Brazil training centre. The lease has an initial four-year term with a buyout option and possibility of extension thereafter with an implicit lease rate of approximately 7.3%.
(viii) Asset-backed financing in the Company's Amsterdam Training centre represents financing for three different simulators with original maturity dates of December 2007 and August 2008. The financing was repaid at the end of the third quarter of fiscal 2006. The average cost of the financing was equal to approximately 8.0%.
(ix)	The Company arranged project financing, which was refinanced during December 2004 for one of its subsidiaries to finance its MSH program for the MoD in the UK. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2016. The financing is non-recourse to CAE. Interest on the loans is charged at a rate approximating LIBOR plus 0.85%. The Company has entered into an interest rate swap totalling £4.8 million, fixing the interest rate at 6.31%. The value of the assets pledged as collateral for the credit facility as at March 31, 2006, is £26.9 million (2005 – £26.1 million).
(x)	Term loan, maturing in June 2021, representing CAE's proportionate share (25%) of the NH90 project. The total amount available to NH90 under the facility is y175.5 million. The debt is non-recourse to CAE. The borrowings bear interest at a EURIBOR rate and are currently swapped to fixed at a rate of 3.8%.
(xi)	The other debt is the result of CAE's proportionate share (49%) of term debt for the acquisition of simulators on a non-recourse basis, for its joint venture in the Zhuhai Training Centre and maturing in January and October 2008. The borrowings bear interest on a floating rate basis of US Libor plus a spread.
(xii)	Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and capital leases are as follows:

	Long-term
(amounts in millions)	Debt	Capital Lease	Total

2007	$8.0	$2.4	$10.4
2008	30.1	1.8	31.9
2009	12.0	0.8	12.8
2010	81.1	0.7	81.8
2011	21.3	7.7	29.0
Thereafter	105.3	0.1	105.4

	$257.8	$13.5	$271.3

As at March 31, 2006, CAE is in full compliance with its financial covenants.

B. SHORT-TERM DEBT

The Company has unsecured and uncommitted bank lines of credit available in various currencies totalling $41.2 million (2005 – $31.0 million; 2004 – $28.2 million), none of which were used as at March 31, 2006 (2005 – $11.2 million; 2004 – $6.4 million). The various lines of credit bear interest at different rates based on the respective country's prime commercial lending rate.

CAE ANNUAL REPORT 2006 _ 89

NOTE 11 — DEBT FACILITIES (CONT’D)
C. INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:
(amounts in millions)	2006	2005	2004

Long-term debt interest expense	$21.6	$35.3	$30.2
Amortization of deferred financing costs and other	4.0	9.7	5.7
Allocation of interest expense to discontinued operations	–	(1.4)	(1.5)
Interest capitalized	(2.8)	(5.8)	(6.4)

Interest on long-term debt	22.8	37.8	28.0

Interest income	(6.9)	(5.7)	(6.1)
Other interest expense (income), net	0.3	–	0.5

Interest expense (income), net	(6.6)	(5.7)	(5.6)

Interest expense, net	$16.2	$32.1	$22.4

NOTE 12 — CAPITAL STOCK

(i)	The Company's articles of incorporation authorize the issuance of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. To date, the Company has not issued any preferred shares.

(ii)	A reconciliation of the issued and outstanding common shares of the Company is as follows:

		2006		2005		2004

(amounts in millions,	Number	Stated	Number	Stated	Number	Stated
except number of shares)	of Shares	Value	of Shares	Value	of Shares	Value

Balance at beginning of year	248,070,329	$373.8	246,649,180	$367.5	219,661,178	$190.5
Shares issued (Note 2) (a) (b) (c)	1,091,564	6.9	424,628	2.0	26,600,000	175.0
Stock options exercised	1,497,540	8.0	869,620	3.6	282,000	1.4
Stock dividends (d)	42,997	0.3	126,901	0.7	106,002	0.6

Balance at end of year	250,702,430	$389.0	248,070,329	$373.8	246,649,180	$367.5

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts Inc. On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second tranche payment of Greenley & Associates Inc.

(b)	On November 30, 2004, the Company issued 424,628 common shares at a price of $4.71 per share for the first tranche payment of Greenley & Associates.

(c)	On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share for cash proceeds of $175.0 million.

(d)	Until February 29, 2004, the Company's Dividend Reinvestment Plan (DRIP) provided that eligible shareholders (which covered all shareholders living wherever the shares were distributed) could elect to receive common stock dividends in lieu of cash dividends. As of March 1, 2004, eligibility has been limited to Canadian resident shareholders only.

(iii)	The following is a reconciliation of the denominators for the basic and diluted earnings (loss) per share computations:

		2006	2005		2004

Weighted average number of common shares outstanding	– Basic	249,806,204	247,060,580		233,167,858
Effect of dilutive stock options		2,325,422	812,273		849,912

Weighted average number of common shares outstanding	– Diluted	252,131,626	247,872,853	(1)	234,017,770

(1) For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, basic and diluted pro forma net loss per share are the same.

     Options to acquire 2,269,150 common shares (2005 – 4,635,100; 2004 – 4,195,400) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

(iv) A reconciliation of contributed surplus is as follows:
(amounts in millions)	2006	2005	2004

Balance at beginning of year	$3.3	$1.3	$–
Stock-based compensation (Note 13)	2.5	2.0	1.3

Balance at end of year	$5.8	$3.3	$1.3

90 _ CAE ANNUAL REPORT 2006

NOTE 13 — STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLAN

Under the Company's long-term incentive program, options may be granted to its officers and other key employees and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the closing price of the common shares on the TSX on the last day of trading prior to the effective date of the grant.

     As at March 31, 2006, a total of 9,162,886 common shares remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed six years, and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

For the years ended March 31		2006		2005		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Options outstanding at
beginning of year	8,208,675	$7.52	8,128,370	$7.51	5,692,750	$9.37
Granted	568,200	$5.96	2,046,650	$5.68	3,536,320	$4.14
Exercised	(1,497,540)	$5.29	(869,620)	$4.15	(282,000)	$4.88
Forfeited	(932,100)	$9.21	(809,725)	$6.77	(718,400)	$6.98
Expired	–	–	(287,000)	$6.43	(100,300)	$5.70

Options outstanding
at end of year	6,347,235	$7.66	8,208,675	$7.52	8,128,370	$7.51

Options exercisable
at end of year	2,775,850	$9.90	3,731,085	$8.76	2,887,000	$8.07

The following table summarizes information about the Company's ESOP as at March 31, 2006:
			Options Outstanding		Options Exercisable

			Weighted
			Average	Weighted		Weighted
			Remaining	Average		Average
Range of		Number	Contractual	Exercise	Number	Exercise
Exercise Prices		Outstanding	Life (Years)	Price	Exercisable	Price

$4.08 to $6.03		3,468,935	3.88	$4.91	749,200	$4.39
$6.19 to $9.20		792,550	3.06	$6.85	254,150	$7.99
$12.225 to $14.60		2,085,750	1.74	$12.54	1,772,500	$12.50

Total		6,347,235	4.51	$7.66	2,775,850	$9.90

     For the year ended March 31, 2006, compensation cost for CAE's stock options was recognized in net earnings (loss) with a corresponding credit of $2.5 million (fiscal 2005 – $2.0 million, fiscal 2004 – $1.3 millions) to contributed surplus using the fair value method of accounting for awards that were granted in fiscal 2005 and 2006.
The assumptions used for purposes of the option calculations outlined in this note are presented below:
	2006	2005	2004

Assumptions used in the Black-Scholes options pricing model:
Dividend yield	0.67%	1.26%	1.29%
Expected volatility	47.0%	40.0%	41.5%
Risk-free interest rate	4.0%	5.75%	5.75%
Option term	6	6	6
Weighted average fair value of options granted	$2.84	$2.27	$1.65

CAE ANNUAL REPORT 2006 _ 91

NOTE 13 — STOCK-BASED COMPENSATION PLANS (CONT’D)

DISCLOSURE OF PRO FORMA INFORMATION REQUIRED UNDER CICA HANDBOOK SECTION 3870

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings (loss) and pro forma basic and diluted net earnings (loss) per share are presented below:

(amounts in millions, except per share amounts)	2006	2005	2004

Net earnings (loss), as reported	$64.9	$(199.9)	$64.0
Pro forma impact	(1.7)	(2.1)	(2.5)

Pro forma net earnings (loss)	$63.2	$(202.0)	$61.5

Pro forma basic and diluted net earnings (loss) per share(1)	$0.25	$(0.82)	0.26

(1) For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, the basic and diluted pro forma net loss per share are the same.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee's base salary. Employees may contribute to the plan through payroll deductions or a lump-sum contribution. The employee and employer contribution may be invested in the employee Register Retirement Saving Plan (RRSP) or Deferred Profit Sharing Plan (DPSP). Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the TSX. The Company recorded compensation expense in the amount of $2.1 million (2005 – $1.4 million; 2004 – $1.6 million) in respect of employer contributions under the Plan.

DEFERRED SHARE UNIT PLAN

The Company maintains a Deferred Share Unit (DSU) Plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Company's ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

     In fiscal 2000, the Company adopted a DSU Plan for non-employee directors. A non-employee director holding less than 5,000 common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. A non-employee director holding at least 5,000 common shares may elect to participate in the Plan in respect of part or all of his or her retainer and attendance fees. The terms of the Plan are essentially identical to the key executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last day on which the common share traded prior to the date of issue.

     The Company records the cost of the DSU Plan as compensation expense. As at March 31, 2006, 388,972 units were outstanding at a value of $3.6 million (2005 – 343,116 units at a value of $1.9 million; 2004 – 403,071 units at a value of $2.3 million). A total number of 18,705 units were redeemed during the fiscal year ended March 31, 2006 under both DSU Plans in accordance with their respective plan text, for a total of $0.1 million. As at March 31, 2006, March 31, 2005 and March 31, 2004 no DSUs were cancelled.

LONG-TERM INCENTIVE (LTI) – DEFERRED SHARE UNIT PLAN

Both Long-Term Incentive Deferred Share Unit Plans (LTI-DSU) are intended to enhance the Company's ability to promote a greater alignment of interests between executives and shareholders of the Company. LTI-DSUs are granted to executives and managers of the Company. A LTI-DSU is equal in value to one common share net of withholding tax at a specific date. The LTI-DSU also accrued dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares.

April 2003 Plan

The April 2003 LTI-DSU Plan stipulates that granted units vest equally over four years and can be redeemed for cash. Upon termination of employment for reasons of long-term disability, involuntary termination, retirement or death, eligible participants with vested LTI-DSU units will be entitled to receive the fair market value of the equivalent number of CAE common shares. As at March 31, 2006, 657,036 LTI-DSU units were outstanding (March 31, 2005 – 853,438 units). The expense recorded in fiscal 2006 was $0.6 million (2005 – $1.2 million; 2004 -$1.4 million).

92 _ CAE ANNUAL REPORT 2006

May 2004 Plan

The May 2004 LTI-DSU Plan has replaced the April 2003 LTI-DSU Plan for succeeding years. The May 2004 LTI-DSU Plan stipulates that granted units vest equally over five years and can be redeemed for cash. Upon termination of employment, eligible participants with vested DSU units will be entitled to receive the fait market value of the equivalent number of CAE common shares. In fiscal 2006, the Company issued 430,503 LTI-DSU units (2005 – 582,431 units) and as at March 31, 2006, 916,722 LTI-DSU units were outstanding (2005 – 599,252 units outstanding). The expense recorded in fiscal 2006 was $0.9 million (2005 – $0.6 million).

     On March 15, 2004, the Company entered into a contract to reduce its earnings exposure to the fluctuations in its share price (refer to Note 14).

LONG-TERM INCENTIVE – RESTRICTED SHARE UNIT PLAN

In May 2004, the Company adopted a Long-term Incentive Performance Based Restricted Shares Unit Plan (LTI-RSU) for its executives and managers. The LTI-RSU plan is intended to enhance the Company's ability to attract and retain talented individuals, and also to promote a greater alignment of interest between eligible participants and the Company's shareholders. The LTI-RSU Plan is set up as a stock-based performance plan.

LTI-RSUs granted pursuant to this Plan vest after three years from their grant date LTI-RSUs are granted as follows:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during the timeframe

(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but less than 33% during the timeframe No LTI-RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. In addition, no proportional vesting is to occur for any appreciation resulting between 24% and 33% during the specified timeframe. Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. In fiscal 2006, the Company issued 637,561 LTI-RSU units (2005 – 788,167 units) and as at March 31, 2006, 1,224,918 LTI-RSU units were outstanding (2005 – 623,083 units outstanding). The expense recorded in fiscal 2006 was $3.1 million (2005 – $1.0 million).

NOTE 14 — FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RISK

The Company entered into forward foreign exchange contracts totalling $322.3 million (buy contracts $34.4 million and sell contracts totalling $287.9 million). The total net unrealized gain as of March 31, 2006, is $5.4 million (unrealized gain on buy contracts of $0.1 million and unrealized gain on sell contracts of $5.3 million).

Consolidated foreign exchange transactions outstanding
			2006		2005

Currencies (Sold/Bought)		Notional	Average	Notional	Average
		Amount(1)	Rate	Amount(1)	Rate

USD/CDN
Less than	1 year	$184.6	0.8448	$169.3	0.7964
Between 1 and 3 years		71.2	0.8600	48.6	0.7989
Between 3 to 5 years		2.9	0.8783	0.4	0.8263
USD/EUR
Less than	1 year	5.7	1.2590	–	–
Between 1 and 3 years		9.1	1.2852	–	–
CDN/EUR
Less than	1 year	2.1	1.4003	7.9	1.5796
EUR/CDN
Less than	1 year	10.5	0.6758	22.2	0.6268
Between 1 and 3 years		13.3	0.6387	8.9	0.6271
Between 3 and 5 years		3.5	0.6118	7.8	0.6147
GBP/CDN
Less than	1 year	1.9	0.4476	5.0	0.4251
CDN/USD
Less than	1 year	17.5	1.1616	34.4	1.2125
CDN/GBP
Less than	1 year	–	–	0.5	2.2126

		$322.3		$305.0

(1) Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

CAE ANNUAL REPORT 2006 _ 93

NOTE 14 — FINANCIAL INSTRUMENTS (CONT’D)

CREDIT RISK

The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings or government agencies, factors that facilitate monitoring of the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored. As well, the Company's credit exposure is further reduced by the sale of third-party receivables (see Note 5) to a financial institution on a non-recourse basis.

INTEREST RATE EXPOSURE

The Company bears some interest rate fluctuation risk on its variable long-term debt (including rates) and some fair value risk on its fixed interest long-term debt. As at March 31, 2006, the Company has entered into three interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $63.2 million. One agreement, with a notional value of $38.5 million (US$33.0 million), has converted fixed interest rate debt into a floating rate whereby the Company pays the equivalent of a three-month LIBOR borrowing rate, plus 3.6%, and receives a fixed interest rate of 7.76% up to June 2012. The remaining contracts convert a floating interest rate debt into a fixed rate for a notional value of $24.7 million, whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

·	Amortizing based on a repayment schedule of the debt until October 2016 on $9.6 million (£4.7 million), the Company will pay quarterly fixed annual interest rates of 6.31%

·	Accreting swap based on a borrowing schedule until December 2019 on $15.1 million (y10.6 million), the Company will pay a semi-annual fixed annual interest rate of 3.78%

After considering these swap agreements, as at March 31, 2006, 62% of the long-term debt bears fixed interest rates.

STOCK-BASED COMPENSATION COST

In March 2004, the Company entered into an equity swap agreement with a major Canadian financial institution to reduce its cash and earnings exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution's cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company's share price impacting the cost of the DSU and LTI-DSU programs. As at March 31, 2006, the equity swap agreement covered 600,000 shares of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

·	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the Consolidated Balance Sheets, which represent an appropriate estimate of their fair values due to their short-term maturities.

·	Capital leases are valued using the discounted cash flow method.

·	The value of long-term debt is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities.

·	Interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the Consolidated Balance Sheet date.

·	Forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the Consolidated Balance Sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 are as follows:
(amounts in millions)		2006		2005

	Fair	Carrying	Fair	Carrying
	Value	Amount	Value	Amount

Long-term debt	$277.9	$271.3	$354.2	$342.9
Net forward foreign exchange contracts	5.4	–	9.1	–
Interest rate swap contracts	(1.5)	–	(1.8)	–

94 _ CAE ANNUAL REPORT 2006

LETTERS OF CREDIT AND GUARANTEES

As at March 31, 2006, CAE had outstanding letters of credit and performance guarantees in the amount of $98.6 million (2005 – $73.3 million) issued in the normal course of business. These guarantees are issued under mainly the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the company through various financial institutions.

     The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

(amounts in millions)	2006	2005

Advance payment	$34.0	$25.3
Contract performance	13.0	7.8
Operating lease obligation	27.3	37.6
Relocation obligation	19.6	–
Other	4.7	2.6

Total	$98.6	$73.3

Of the $34.0 million of advance payment guarantees, $26.0 million are issue under the EDC PSG account.

RESIDUAL VALUE GUARANTEES – SALE AND LEASEBACK TRANSACTIONS

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $52.4 million (2005 – $52.3 million), of which $35.0 million matures in 2008, $8.2 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2006, $33.1 million is recorded as a deferred gain (2005 – $33.1 million).

INDEMNIFICATIONS

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which cannot be estimated. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's consolidated financial position, results of operations or cash flows.

CAE ANNUAL REPORT 2006 _ 95

NOTE 15 — INCOME TAXES
A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:
(amounts in millions)	2006	2005	2004

Earnings (loss) before income taxes and discontinued operations $	90.0	$(405.1)	$58.9
Canadian statutory income tax rates	31.41%	31.27%	32.78%

Income taxes at Canadian statutory rates	$28.3	$(126.7)	$19.3
Difference between Canadian statutory rates and those
applicable to foreign subsidiaries	0.3	(12.2)	(2.9)
Goodwill impairment	–	61.7	–
Losses not tax effected	2.8	2.7	0.2
Tax benefit of operating losses not previously recognized	(9.1)	(12.2)	(5.2)
Tax benefit of capital losses not previously recognized	(0.8)	(11.3)	–
Non-taxable capital gain	(0.3)	(0.1)	(0.2)
Non-deductible items	1.6	4.5	3.3
Prior years' tax adjustments and assessments	(0.9)	(3.6)	(3.6)
Impact of change in income tax rates on future income taxes	1.9	(1.0)	0.7
Non-taxable research and development tax credits	(0.9)	(1.5)	(0.5)
Large corporation tax	0.7	–	–
Other tax benefit not previously recognized	(2.9)	–	–
Exchange translation items	(0.7)	–	–
Other	(0.9)	(0.7)	0.4

Total income tax expense (recovery)	$19.1	$(100.4)	$11.5

Significant components of the provision for the income tax expense attributable to continuing operations are as follows:
(amounts in millions)	2006	2005	2004

Current income tax expense	$13.1	$13.5	$14.4
Future income tax expense (recovery)	6.0	(113.9)	(2.9)

Total income tax expense (recovery)	$19.1	$(100.4)	$11.5

The tax effects of temporary differences that give rise to future tax liabilities and assets are as follows:
(amounts in millions)		2006	2005

Non-capital loss carryforwards		$55.7	$71.4
Capital loss carryforwards		6.5	4.6
Investment tax credits		(22.6)	(20.9)
Property, plant and equipment		(28.5)	(21.0)
Intangible assets		31.5	35.1
Amounts not currently deductible		18.6	19.1
Deferred revenues		13.5	12.4
Percentage-of-completion versus completed contract		(15.8)	(6.9)
Deferred research & development expenses		7.0	–
Tax benefit carryover		10.1	9.6
Other		2.5	(3.4)

		78.5	100.0

Valuation allowance		(37.5)	(54.4)

Net future income tax assets (liabilities)		$41.0	$45.6

     As at March 31, 2006, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $89.3 million (US$76.5 million). For financial reporting purposes, a net future income tax asset of $31.3 million (US$26.8 million) has been recognized in respect of these loss carry forwards.

     The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $89.3 million. For financial reporting purposes, a net future income tax asset of $9.7 million has been recognized.

     The Company also has accumulated capital losses carried forward relating to operations in the United States for approximately $17.0 million (US$14.6 million). For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

96 _ CAE ANNUAL REPORT 2006

The non-capital losses for income tax purposes expire as follows:
(amounts in millions)

	United States	Other countries
Expiry date	(US$)(CA$)

2007	$6.7	$–
2008	27.2	–
2009	6.0	–
2010	–	–
2011	10.7	–
2012 – 2023	25.9	8.8
No expiry date	–	80.5

	$76.5	$89.3

     The valuation allowance principally relates to loss carryforward benefits where realization is not likely due to a history of loss carryforwards, and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2006, $16.7 million (2005 – $22.3 million) of the valuation allowance balance was reversed when it became more likely than not that benefits would be realized.

NOTE 16 — DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES
(amounts in millions)	2006	2005

Deferred gains on sale and leasebacks (i)	$87.5	$90.7
Deferred revenue	31.3	21.1
Deferred gains	6.6	7.8
Employee benefits obligation (Note 21)	23.9	24.9
Government cost-sharing (Note 19)	12.2	7.6
Non-controlling interest (ii)	17.6	16.9
Long-term portion of purchase agreement (iii)	8.1	–
Long-term payable to Investissement Québec	2.1	2.7
LTI RSU/DSU compensation obligation	9.8	1.3
Other	7.4	6.8

	$206.5	$179.8

(i)	The related amortization for the year amounts to $3.9 million (2005 – $3.5 million; 2004 – $3.2 million).

(ii)	Non-controlling interest (20%) of the Civil training centres in Madrid combined with 22% in Military CAE Aircrew Training Centre.

(iii)	Long term portion of purchase agreement for data and parts delivered to CAE Inc. by Dassault Aviation on specific sales orders. The annual payments are y4.5 million in December 2007 and y1.2 million in December 2008.

NOTE 17 — SUPPLEMENTARY CASH FLOW INFORMATION

Cash provided by (used in) non-cash working capital is as follows:
(amounts in millions)	2006	2005	2004

Accounts receivable	$(13.1)	$53.9	$(16.1)
Inventories	(5.0)	18.7	(21.6)
Prepaid expenses	(7.9)	0.5	(6.3)
Income taxes recoverable	(7.5)	28.5	(8.8)
Accounts payable and accrued liabilities	61.0	(42.3)	(49.7)
Deposits on contracts	53.7	26.3	2.3

Decrease (increase) in non-cash working capital	$81.2	$85.6	$(100.2)

Interest paid	$21.9	$38.2	$41.1
Income taxes paid, net	$13.7	$–	$8.2

     Earnings (loss) from continuing operations include a net foreign exchange gain of $8.4 million in 2006 or $0.03 per share (2005 – net foreign exchange gain of $5.2 million or $0.02 per share; 2004 – net foreign exchange gain of $10.2 million or $0.04 per share).

CAE ANNUAL REPORT 2006 _ 97

NOTE 18 — CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

NOTE 19 — GOVERNMENT COST-SHARING

The Company has signed agreements with the Government of Canada whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain R&D programs for modelling and services, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications.

PROJECT PHOENIX

The Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. During fiscal 2006, the Government of Canada and the Company signed an agreement for an investment of approximately 30% ($189 million) of the value of CAE's R&D program (reducing by approximately 25% the amount of income tax credit otherwise available). This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The funding will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

     The aggregate amount of funding received or receivable in fiscal 2006 is $17.3 million, of which $13.5 million was recorded as a reduction of expenses and $3.8 million against fixed assets or other capitalized costs. There were no royalty payments for this program in fiscal 2006.

PREVIOUS PROGRAMS

The Company had also signed R&D agreements with the Government of Canada in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative is intended to broaden CAE's technological capabilities in flight simulations systems by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013 based on future sales for civil and military programs respectively.

The following table provides information on funding and royalty expenditures for previous programs:

(amounts in millions)	2006	2005	2004

Previous programs
TPC Funding – amounts credited to income	$7.5	$9.9	$9.5
TPC Funding – reduction of capitalized costs	–	0.9	4.4

Total TPC Funding	$7.5	$10.8	$13.9
Royalties expenses	$6.6	$5.9	$3.6

     As at March 31, 2006, the Company recorded a liability of $18.9 million (2005 – $12.9 million; 2004 – $10.3 million) of future repayments in respect of the aggregate R&D programs.

NOTE 20 — COMMITMENTS
Significant contractual obligations and future minimum lease payments under operating leases are as follows:
(amounts in millions)	Total

Years ending March 31,
2007	$62.8
2008	80.3
2009	57.8
2010	53.9
2011	54.9
Thereafter	280.5

$590.2

98 _ CAE ANNUAL REPORT 2006

NOTE 21 — EMPLOYEE FUTURE BENEFITS

The Company has two registered funded defined-benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a pension plan for employees in the Netherlands that provides benefits based on similar provisions.

     In addition, the Company maintains a supplemental arrangement plan in Canada and in Germany to provide defined benefits. These supplemental arrangements are the sole obligation of the Company, and there is no requirement to fund it. However, the Company is obligated to pay the benefits when they become due. Under the Canadian supplemental arrangement, once the designated employee retires from the Company, the Company is required to secure the obligation for that employee. As at March 31, 2006, the Company has issued letters of credit totalling $20.0 million to secure these obligations under the Canadian supplemental arrangement.

     Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

     In fiscal 2005, the Company approved certain pension plan improvements to the Canadian registered pension plans resulting in increased pension obligations of $0.9 million. No such improvements were approved for fiscal 2006.

The changes in pension obligations, in fair value of assets and the financial position of the funded pension plans are as follows:

			2006			2005

(amounts in millions)	Canadian	Foreign	Total	Canadian	Foreign	Total

Change in pension obligations
Pension obligation at
beginning of year	$158.7	$15.3	$174.0	$139.5	$14.1	$153.6
Current service cost	4.2	0.5	4.7	3.6	0.6	4.2
Interest cost	9.5	0.6	10.1	9.0	0.6	9.6
Discontinued operations	–	–	–	(4.2)	–	(4.2)
Employee contributions	2.5	0.4	2.9	2.6	0.5	3.1
Plan amendments	–	–	–	0.9	–	0.9
Pension benefits paid	(8.2)	(0.1)	(8.3)	(8.1)	(0.1)	(8.2)
Actuarial loss	8.7	0.3	9.0	15.4	–	15.4
Foreign exchange variation	–	(1.4)	(1.4)	–	(0.4)	(0.4)

Pension obligation at end of year	175.4	15.6	191.0	158.7	15.3	174.0

Change in fair value of plan asset
Fair value of plan assets at
beginning of year	128.2	14.8	143.0	118.9	12.6	131.5
Actual return on plan assets	11.9	1.4	13.3	12.6	1.4	14.0
Pension benefits paid	(8.2)	(0.1)	(8.3)	(8.1)	(0.1)	(8.2)
Discontinued operations	–	–	–	(4.2)	–	(4.2)
Plan expenses	(0.3)	–	(0.3)	(0.3)	–	(0.3)
Employee contributions	2.5	0.4	2.9	2.6	0.5	3.1
Employer contributions	10.6	0.9	11.5	6.7	1.0	7.7
Foreign exchange variation	–	(1.5)	(1.5)	–	(0.6)	(0.6)

Fair value of plan assets at end of year	144.7	15.9	160.6	128.2	14.8	143.0

Financial position – plan
(deficit)/surplus	(30.7)	0.3	(30.4)	(30.5)	(0.5)	(31.0)
Unrecognized net actuarial loss	45.9	(0.4)	45.5	42.4	0.5	42.9
Unamortized past service cost	5.6	–	5.6	6.1	–	6.1

Amount recognized as an asset
at end of year	$20.8	$(0.1)	$20.7	$18.0	$ –	$18.0

As at March 31, 2006 and 2005, the two Canadian funded plans had pension obligations in excess of plan assets.

CAE ANNUAL REPORT 2006 _ 99

NOTE 21 — EMPLOYEE FUTURE BENEFITS (CONT’D)
Pension obligations related to the supplemental arrangements are as follows:
			2006			2005

(amounts in millions)	Canadian	Foreign	Total	Canadian	Foreign	Total

Change in pension obligations
Pension obligation at
beginning of year	$16.1	$6.4	$22.5	$14.6	$4.6	$19.2
Current service cost	0.9	0.2	1.1	0.8	0.1	0.9
Interest cost	1.0	0.2	1.2	0.9	0.3	1.2
Pension benefits paid	(1.4)	(0.3)	(1.7)	(0.8)	(0.3)	(1.1)
Actuarial loss	5.1	–	5.1	1.0	1.8	2.8
Special/contractual
termination benefits	–	–	–	0.2	–	0.2
Settlement of discontinued operations	–	–	–	(0.6)	–	(0.6)
Foreign exchange variation	–	(0.6)	(0.6)	–	(0.1)	(0.1)

Pension obligation at end of year	21.7	5.9	27.6	16.1	6.4	22.5

Financial position – plan deficit	(21.7)	(5.9)	(27.6)	(16.1)	(6.4)	(22.5)
Unrecognized net actuarial loss	5.2	1.5	6.7	0.1	1.8	1.9

Amount recognized as a
liability at end of year	$(16.5)	$(4.4)	$(20.9)	$(16.0)	$(4.6)	$(20.6)

The net pension cost for funded pension plans for the years ended March 31 included the following components:
(amounts in millions)				2006	2005	2004

Current service cost				$4.7	$3.6	$3.4
Plan expenses				0.3	0.3	0.3
Interest cost on pension obligations				10.1	9.0	8.5
Actual return on plan assets				(13.3)	(12.6)	(14.4)
Net actuarial loss on benefit obligation				9.0	15.4	–
Past service cost arising from plan amendments in the period				–	0.9	1.2

Pension cost before adjustments to recognize the long-term nature of plans				10.8	16.6	(1.0)

Adjustments to recognize long-term nature of plans:
Difference between expected return and actual return on plan assets				4.2	4.8	7.7
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligations for the year				(6.7)	(14.0)	2.2
Difference between amortization of past service cost for the
year and actual plan amendments for the year				0.5	(0.4)	(0.8)

Total adjustment				(2.0)	(9.6)	9.1

Net pension cost				8.8	7.0	8.1
Curtailment/settlement of discontinued operations				–	1.3	0.8

Net pension cost including curtailment/settlement of discontinued operations				$8.8	$8.3	$8.9

The following components are combinations of the items presented above:
(amounts in millions)				2006	2005	2004

Expected return on plan assets				$(9.1)	$(7.8)	$(6.7)
Amortization of net actuarial loss				2.3	1.4	2.2
Amortization of past service costs				0.5	0.5	0.4

100 _ CAE ANNUAL REPORT 2006

With respect to the supplemental arrangements, the net pension cost is as follows:
(amounts in millions)	2006	2005	2004

Current service cost	$1.1	$0.8	$0.8
Interest cost on pension obligations	1.2	1.0	0.9
Net actuarial loss on benefit obligation	5.1	1.0	0.1

Pension cost before adjustments to recognize the long-term nature of plans	7.4	2.8	1.8

Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligation for the year	(5.0)	(1.0)	(0.1)

Net pension cost	2.4	1.8	1.7

Curtailment/settlement of discontinued operations	–	(0.4)	–

Net pension cost including curtailment/settlement of discontinued operations	$2.4	$1.4	$1.7

The following components are combinations of the items presented above:
(amounts in millions)	2006	2005	2004

Amortization of net actuarial loss	$0.1	$–	$–

Additional information on Canadian funded pension plan assets – weighted average asset allocations by asset category are as follows:

	Allocation of Plan Assets at
	Measurement Dates

Asset Category	December 31,	December 31,
	2005	2004

Equity securities	63%	63%
Fixed income securities	37%	37%

Total	100%	100%

     The target allocation percentage for equity securities is 63%, which includes a mix of Canadian, US and international equities, and for the fixed-income securities is 37%, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly and are rebalanced regularly. CAE, through its fund managers, is responsible for investing the assets so as to achieve return in line with underlying market indexes. The investment policy has been modified at the end of December 2005 to allow active management of Canadian equities, which represents approximately 33% of the fund.

     Netherlands Pension Plan assets are invested through an insurance company, and the asset allocation is approximately 75% in fixed income and 25% in equities.

Additional information on employer contributions:

		Funded Plan	Supplemental Arrangements

(amounts in millions)	Canadian	Foreign	Canadian	Foreign

Actual contribution – fiscal 2005	$6.7	$1.0	$0.8	$0.3
Actual contribution – fiscal 2006	10.6	0.9	1.4	0.3
Expected contribution – fiscal 2007 (unaudited)	9.7	0.8	1.1	0.3

Additional information about benefit payments expected to be paid in future years:
Year		Funded Plans	Supplemental Arrangements

(amounts in millions – unaudited)	Canadian	Foreign	Canadian	Foreign

2007	$10.1	$0.1	$1.1	$0.3
2008	10.6	0.2	1.1	0.3
2009	11.3	0.3	1.1	0.3
2010	12.0	0.3	1.1	0.3
2011	12.9	0.5	1.2	0.3
2012 – 2016	78.8	4.0	7.4	1.7

CAE ANNUAL REPORT 2006 _ 101

NOTE 21 — EMPLOYEE FUTURE BENEFITS (CONT’D)

Significant assumptions (weighted average):

		2006		2005

	Canadian	Foreign	Canadian	Foreign

Pension obligations as of March 31:
Discount rate	5.25%	4.15%	6.00%	4.15%
Compensation rate increases	3.50%	1.80%	4.50%	1.80%
Net pension cost:
Expected return on plan assets	6.50%	5.00%	6.50%	N/A
Discount rate	6.00%	4.15%	6.50%	N/A
Compensation rate increases	4.50%	1.80%	4.50%	N/A

     For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes on December 31 of each year.

     The most recent actuarial valuation of the pension plans for funding purposes was on December 31, 2004 for the Canadian employee funded plans. The next required valuation will be on December 31, 2007 for both funded plans.

The funded plan in the Netherlands and both supplemental arrangements are valued annually on December 31.

NOTE 22 — CUMULATIVE TRANSLATION ADJUSTMENT

The net change in the currency translation adjustment account is as follows:
(amounts in millions)	2006	2005

Balance at beginning of year	$(66.3)	$(12.1)
Effect of changes in exchange rates during the year:
On net investment in self-sustaining subsidiaries, net of taxes of $2.2, (2005 – ($2.3))	(47.0)	(57.1)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investments
in self-sustaining foreign subsidiaries, net of taxes of $0.9 (2005 – $2.3)	3.7	9.9
Portion included in income as a result of reductions in net investments
in self-sustaining foreign operations, net of taxes of ($0.3) (2005 – $4.9)	(5.6)	(7.0)

Balance at end of year	$(115.2)	$(66.3)

NOTE 23 — INVESTMENT TAX CREDITS

The Company is subject to a review by the taxation authorities in various jurisdictions. The determination of tax liabilities and investment tax credits (ITCs) recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management's best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million, of ITCs was recognized in net earnings and $0.4 million was recorded against deferred development costs. These amounts related to the results of reviews by the taxation authorities for fiscal years 2000 to 2002 and to Management's reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment basis, gross ITCs were recognized as follows: Simulation Products/Civil at $9.8 million, Simulation Products/Military at $4.4 million and discontinued operations at $1.9 million.

     The following table for fiscal 2005 provides the earnings from continuing operations before interest and income taxes amounts by segment, including and excluding ITC provisions reversed based on recent tax reviews:

	Including	Excluding
	ITC Provisions	ITC Provisions
(amounts in millions)	Reversed	Reversed

Simulation Products/Civil	$7.8	$(2.0)
Simulation Products/Military	26.4	22.0

	$34.2	$20.0

102 _ CAE ANNUAL REPORT 2006

NOTE 24 — RESTRUCTURING COSTS

In fiscals 2004 and 2005, the Company proceeded with three measures intended to restore its profitability, cash flows and return on investment. The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and were carried out during the first and second quarters of fiscal 2005.

     The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.

     The second initiative was designed to integrate a number of functions at certain European training centres. A restructuring charge of $1.8 million, mainly for severance and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, mostly paid during the second quarter of fiscal 2006.

     During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan (third initiative) aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which includes a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company's operations in Montreal and around the world, including some European and US training centres, and will be executed over 18 months. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was recorded in the results of the fourth quarter of fiscal 2005. During the fourth quarter of fiscal 2005, $13.9 million was paid, resulting in a balance of $10.6 million as at March 31, 2005. During fiscal 2006, $16.3 million was disbursed and additional expenses of $18.9 million were incurred resulting from, among other things, progress achieved in the Restructuring Plan in European Civil training centres.

The following table provides the restructuring charge for each reportable segment:

(amounts in millions)	2006	2005	2004

Simulation Products/Civil	$2.8	$7.6	$–
Simulation Products/Military	4.3	10.8	7.5
Training & Services/Civil	11.6	4.9	1.2
Training & Services/Military	0.2	1.2	0.6

	$18.9	$24.5	$9.3

The continuity of the restructuring provision is as follows:
	Employee
	Termination	Other
(amounts in millions)	Costs	Costs	Total

Costs charged to expenses	$8.7	$0.6	$9.3
Payments made	(8.2)	(0.5)	(8.7)

Balance of provision as at March 31, 2004	$0.5	$0.1	$0.6
Costs charged to expenses	20.8	3.7	24.5
Payments made	(12.1)	(1.8)	(13.9)

Balance of provision as at March 31, 2005	$9.2	$2.0	$11.2
Costs charged to expenses	12.6	6.3	18.9
Payments made	(9.3)	(7.6)	(16.9)
Foreign exchange	(0.5)	(0.1)	(0.6)

Balance of provision as at March 31, 2006	$12.0	$0.6	$12.6

CAE ANNUAL REPORT 2006 _ 103

NOTE 25 — VARIABLE INTEREST ENTITIES

The following table summarizes, by segment, the total assets and total liabilities of the significant variable interest entities (VIEs) in which the Company has a variable interest as at March 31:

		2006		2005

(amounts in millions)	Assets	Liabilities	Assets	Liabilities

Training and Services/Civil:
Sale and leaseback structures
Air Canada Training Centre – Fiscal 2000	$14.7	$14.7	$15.4	$15.4
Toronto Training Centre – Fiscal 2002	25.5	25.5	26.6	26.6
Denver/Dallas – Fiscal 2003	56.4	56.4	58.7	58.7
SimuFlite – Fiscal 2004	80.0	80.0	83.1	83.1
Amsterdam Training Centre – Fiscal 2002	–	–	44.1	40.8
North East Training Center – Fiscal 2006	28.4	28.4	–	–

	$205.0	$205.0	$227.9	$224.6
Less assets and liabilities:
Newly consolidated under AcG-15	–	–	44.1	40.8

Assets and liabilities of non-consolidated VIEs subject to disclosure	$205.0	$205.0	$183.8	$183.8

Training and Services/Military:
Sale and leaseback structures
Aircrew Training Centre – Fiscal 1998	$56.3	$45.9	$61.5	$53.1

Less assets and liabilities:
Newly consolidated under AcG-15	–	–	–	–

Consolidated assets and liabilities before allowing
for its classification as a VIE and the Company
being the primary beneficiary	$56.3	$45.9	$61.5	$53.1

Simulation Products/Military:
Partnership arrangements
Eurofighter Simulation Systems – Fiscal 1999	$221.5	$218.2	$245.3	$241.6

Less assets and liabilities:
Newly consolidated under AcG-15	–	–	–	–

Assets and liabilities of non-consolidated VIEs subject to disclosure	$221.5	$218.2	$245.3	$241.6

Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of the VIE resulted in an increase in total assets, total liabilities,

and shareholders' equity of $46.9 million, $43.7 million, and $3.2 million, respectively.
The detailed impact per balance sheet item is as follows as of January 1, 2005:
(amounts in millions)	Consolidated in Fiscal 2005

Assets
Property, plant and equipment	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion )	41.3
Future income tax liabilities	1.8

$43.7
Shareholders' Equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

     The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company's general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

104 _ CAE ANNUAL REPORT 2006

SALE AND LEASEBACK STRUCTURES

A key element of CAE's finance strategy to support the investment in its Civil and Military training and services business is the sale and leaseback of certain FFSs installed in the Company's global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback structure arrangement can be executed only after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner-participant.

     The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to simulators used in the Company's training centers for the military and civil aviation segments. These leases expire at various dates up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These SPEs are financed by secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the long-term debt of the SPEs.

     The Company's variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for two cases where, in the first instance, it is in the form of equity and subordinated loan and in the second instance, it is in the form of a cost-sharing construction agreement. In another case, the Company also provides administrative services to the SPE in return for a market fee.

     Some of these SPEs are VIEs, and the Company was the primary beneficiary for only one of them as at March 31, 2006. With respect to the year ended March 31, 2005, the Company also concluded that it was the primary beneficiary for two SPEs, of which, one was fully consolidated into the Company's Consolidated Financial Statements at March 31, 2005, even before allowing for its classification as a VIE and the Company being the primary beneficiary.

     The second entity was consolidated effective January 1, 2005. During fiscal 2006, the Company proceeded with the purchase of the assets from this VIE and repaid any related liability. Total payment made to settle the Amsterdam asset-backed financing lease amounted to y22.7 million previously recorded as the VIE's liability. As a result, as at March 31, 2006, the Company no longer has a variable interest in this second entity.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2006, the Company's maximum potential exposure to losses relating to these non-consolidated SPEs was $47.7 million ($49.4 million in 2005).

PARTNERSHIP ARRANGEMENTS

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the Military and Civil segments.

     The Company's involvement with entities, in connection with these partnership arrangements, is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangements. As at March 31, 2006 and 2005, the Company's maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

NOTE 26 — OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed through four segments:

(i)	Simulation Products/Civil: Designs, manufactures and supplies civil flight simulators, training devices and visual systems

(ii)	Simulation Products/Military: Designs, manufactures and supplies advanced military training products for air, land and sea applications

(iii)	Training & Services/Civil: Provides business and commercial aviation training and related services

(iv)	Training & Services/Military: Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions Due to this change, the corresponding items of segment information for earlier periods have been reclassified to conform to the new internal organization. The accounting policies of each segment are the same as those described in Note 1.

     The Company's operations were previously broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until the disposal of the latter segment in the fourth quarter of fiscal 2005.

CAE ANNUAL REPORT 2006 _ 105

NOTE 26 — OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

RESULTS BY SEGMENT

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings (loss) before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company's Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment's cost of sales.

(amounts in millions)		Simulation Products			Training & Services				Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Civil
External revenue	$257.0	$213.4	$193.0	$322.3	$306.8	$268.8	$579.3	$520.2	$461.8
Segment Operating Income	30.2	7.8	10.7	57.9	39.8	28.3	88.1	47.6	39.0
Depreciation and amortization
Property, plant and equipment	5.5	7.5	8.2	36.6	34.9	29.9	42.1	42.4	38.1
Intangible and other assets	5.8	4.6	5.5	6.7	10.4	10.4	12.5	15.0	15.9
Capital expenditures	5.7	10.9	13.4	87.5	100.6	68.3	93.2	111.5	81.7

Military
External revenue	$327.4	$278.9	$291.8	$200.5	$187.1	$184.8	$527.9	$466.0	$476.6
Segment Operating Income	27.7	26.4	28.5	19.1	20.8	23.1	46.8	47.2	51.6
Depreciation and amortization
Property, plant and equipment	6.1	8.7	8.7	4.3	4.0	4.5	10.4	12.7	13.2
Intangible and other assets	7.7	0.7	0.1	2.7	4.0	1.4	10.4	4.7	1.5
Capital expenditures	6.0	4.4	3.5	30.9	2.1	1.6	36.9	6.5	5.1

Total
External revenue	$584.4	$492.3	$484.8	$522.8	$493.9	$453.6	$1,107.2	$986.2	$938.4
Segment Operating Income	57.9	34.2	39.2	77.0	60.6	51.4	134.9	94.8	90.6
Depreciation and amortization
Property, plant and equipment	11.6	16.2	16.9	40.9	38.9	34.4	52.5	55.1	51.3
Intangible and other assets	13.5	5.3	5.6	9.4	14.4	11.8	22.9	19.7	17.4
Capital expenditures	11.7	15.3	16.9	118.4	102.7	69.9	130.1	118.0	86.8

CONSOLIDATED EARNINGS (LOSS) BEFORE INTEREST AND INCOME TAXES

The following table provides a reconciliation between total Segment Operating Income and earnings (loss) before interest and income taxes:

(amounts in millions)	2006	2005	2004

Total Segment Operating Income	$134.9	$94.8	$90.6
Foreign exchange gain on the reduction of the investment
in certain self-sustaining subsidiaries (a)	5.3	–	–
Impairment of goodwill, tangible and intangible assets (Note 4)	–	(443.3)	–
Restructuring charge (Note 24)	(18.9)	(24.5)	(9.3)
Other costs associated with the Restructuring Plan (b)	(15.1)	–	–

Earnings (loss) before interest and income taxes	$106.2	$(373.0)	$81.3

(a)	The Company reduced the capitalization of its certain self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the cumulative translation adjustment account was transferred to the Consolidated Statements of Earnings.

(b)	Since the beginning of fiscal year 2006, the Company has also incurred incremental costs related to its Restructuring Plan which are included in earnings (loss) according to GAAP. These costs are not included in the Segment Operating Income. A significant portion relates to the re-engineering of the Company's business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

106 _ CAE ANNUAL REPORT 2006

ASSETS EMPLOYED BY SEGMENT

CAE uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts, assets held for sale and assets of certain non-operating subsidiaries.

	As at March 31,	As at March 31,
(amounts in millions)	2006	2005

Simulation Products/Civil	$163.5	$167.1
Simulation Products/Military	225.2	280.7
Training & Services/Civil	833.8	762.6
Training & Services/Military	166.7	138.7

Total assets employed	1,389.2	1,349.1

Assets not included in assets employed	326.9	350.6

Total assets	$1,716.1	$1,699.7

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 19 countries. Sales are attributed to countries based on the location of customers.

(amounts in millions)	2006	2005	2004

Revenue from external customers
Canada	$100.1	$81.4	$109.8
United States	393.5	413.5	302.2
United Kingdom	80.2	85.3	86.5
Germany	143.4	110.2	129.8
Netherlands	104.6	56.8	51.2
Other European countries	51.2	81.1	102.0
Asia and Middle Eastern countries	173.0	69.5	79.1
Other countries	61.2	88.4	77.8

	$1,107.2	$986.2	$938.4

		As at March 31,	As at March 31,
(amounts in millions)		2006	2005

Property, plant and equipment, goodwill and intangible assets
Canada		$250.6	$195.7
United States		300.9	277.4
United Kingdom		77.3	81.7
Spain		84.2	98.3
Germany		30.1	12.5
Netherlands		113.1	135.4
Other European countries		66.2	74.2
Asia and Middle Eastern countries		24.3	19.8
Other countries		7.9	9.5

		$954.6	$904.5

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

Additional disclosures required under US GAAP have been provided in the accompanying consolidated financial statements and notes.

CAE ANNUAL REPORT 2006 _ 107

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

The reconciliation of net earnings (loss) in accordance with Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31
(amounts in millions, except per share amounts)	2006	2005	2004

Net earnings (loss) in accordance with Canadian GAAP	$64.9	$(199.9)	$64.0
Deferred development costs, net of tax expense (recovery) of $2.3
(2005 – ($2.2)), (2004 – ($1.2)) (A)	5.4	9.5	(2.5)
Deferred pre-operating costs, net of tax expense of $1.8
(2005 – $3.6), (2004 – $0.4) (B)	4.2	8.1	(0.1)
Derivative instruments, net of tax expense (recovery) of $2.6
(2005 – ($0.8)) (2004 – ($4.0)) (C)	5.3	(4.0)	(8.5)
Variable interest entities net of tax expense of $nil
(2005 – $0.5), (2004 – $2.5) (G)	–	0.6	5.3
Reduction of the net investment in self-sustaining operations (H)	(5.3)	–	–
Goodwill impairment on purchase of subsidiary in 2002,
net of tax recovery of $ 3.7 million (E)	–	(7.9)	–

Earnings (Loss) from continuing operations before cumulative
effect of accounting change – US GAAP	$74.5	$(193.6)	$58.2
Adjustment of discontinued operations in accordance with US GAAP (A,B,C,H)	–	(5.9)	(0.7)

Net earnings (loss) before cumulative effect of accounting change – US GAAP	74.5	(199.5)	57.5
Cumulative effect on prior years of accounting change (D) (G)	–	(0.6)	–

Net earnings (loss) for the year in accordance with US GAAP	$74.5	$(200.1)	$57.5

Basic and diluted (loss) earnings per share from continuing operations
in accordance with US GAAP	0.30	(1.21)	0.18

Basic and diluted results per share from discontinued operations
in accordance with US GAAP	0.02	0.40	0.07

Basic and diluted net earnings(loss) per share before cumulative effect
of accounting change in accordance with US GAAP	0.30	(0.81)	0.25

Basic and diluted net earnings (loss) per share in accordance with US GAAP	0.30	(0.81)	0.25

Dividends per common share	0.04	0.10	0.12

Weighted average number of common shares outstanding	249.8	247.1	233.2

(amounts in millions)	2006	2005	2004

Comprehensive income
Net earnings(loss) in accordance with US GAAP	$74.5	$(200.1)	$57.5
Change in accumulated minimum pension liability, net of taxes of $0.1
(2005 – $1.7) (2004 – $4.2) (J)	(0.1)	(4.2)	9.1
Change in foreign currency translation adjustments	(43.6)	(41.3)	(40.1)

Comprehensive income	$30.8	$(245.6)	$26.5

ACCUMULATED OTHER COMPREHENSIVE LOSS IN ACCORDANCE WITH US GAAP
		Change in
	Foreign Currency	accumulated
	translation	minimum
(amounts in millions)	adjustments	pension liability	Total

Closing balance – 2004	$(18.4)	$(14.4)	$(32.8)
Changes for the year – 2005	(41.3)	(4.2)	(45.5)

Closing balance – 2005	(59.7)	(18.6)	(78.3)
Changes for the year – 2006	(43.6)	(0.1)	(43.7)

Ending balance – 2006	$(103.3)	$(18.7)	$(122.0)

108 _ CAE ANNUAL REPORT 2006

The cumulative effect of these adjustments on the shareholders' equity of the Company is as follows:
(amounts in millions)				2006	2005

Shareholders' equity in accordance with Canadian GAAP				$675.3	$651.6
Deferred development costs, net of tax expense of $13.3 (2005 – $15.6) (A)				(13.0)	(18.4)
Deferred pre-operating costs, net of tax expense of $3.4 (2005 – $5.2) (B)				(6.6)	(10.8)
Derivative instruments, net of tax expense of $7.7 (2005 – $10.3) (C)				(17.2)	(22.5)
Minimum pension liability, net of tax expense of $8.4 (2005 – $8.3) (J)				(18.7)	(18.6)

Shareholders' equity in accordance with US GAAP				$619.8	$581.3

The consolidated balance sheets in accordance with US GAAP as at March 31, 2006 and March 31, 2005 are as follows:
(amounts in millions)	Notes		March 31, 2006		March 31, 2005

		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Cash and cash equivalents		$81.1	$81.1	$57.1	$57.1
Accounts receivable		260.3	260.3	255.7	255.7
Derivative instruments	C	–	5.5	–	9.1
Inventories		93.2	93.2	101.0	101.0
Prepaid expenses		25.2	25.2	17.8	17.8
Income taxes recoverable		75.7	75.7	58.5	58.5
Future income taxes		5.7	5.7	2.5	2.5
Current assets held for sale		–	–	5.8	3.4

		$541.2	$546.7	$498.4	$505.1

Property, plant and equipment, net		839.3	839.3	792.2	792.2
Future income taxes	A,B,C,E,G,J	78.2	110.6	101.0	140.9
Intangible assets	J	23.3	28.9	20.2	26.3
Goodwill		92.0	92.0	92.1	92.1
Other assets	A,B	136.2	100.8	138.3	91.4
Long-term assets held for sale		5.9	5.9	57.5	56.9

		$1,716.1	$1,724.2	$1,699.7	$1,704.9

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$373.7	$373.7	$312.8	$312.8
Deposits on contracts		146.4	146.4	93.5	93.5
Derivative instruments	C	–	30.9	–	42.3
Current portion of long-term debt due within one year		10.4	10.4	35.3	35.3
Future income taxes		14.5	14.5	19.6	19.6
Current liabilities related to assets held for sale	J	–	–	7.8	8.0

		$545.0	$575.9	$469.0	$511.5

Long-term debt		260.9	260.9	307.6	307.6
Deferred gains and other long-term liabilities	J	206.5	239.2	179.8	212.8
Future income taxes		28.4	28.4	38.3	38.3
Long-term liabilities related to assets held for sale		–	–	53.4	53.4

		$1,040.8	$1,104.4	$1,048.1	$1,123.6

Shareholders’ Equity
Capital stock	F,K	$389.0	$633.2	$373.8	$618.0
Contributed surplus		5.8	5.8	3.3	3.3
Retained earnings	A,B,C,D,E,F,G,H,K,	395.7	102.8	340.8	38.3
Currency translation adjustment	H,I	(115.2)	–	(66.3)	–
Accumulated other comprehensive loss	H,J	–	(122.0)	–	(78.3)

		$675.3	$619.8	$651.6	$581.3

		$1,716.1	$1,724.2	$1,699.7	$1,704.9

CAE ANNUAL REPORT 2006 _ 109

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

CONSOLIDATED STATEMENT OF CASH FLOWS

Under US GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented. The reconciliation of cash flows under Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31 (amounts in millions)	Note	2006	2005	2004

Cash flows from operating activities in accordance with Canadian GAAP		$238.3	$207.6	$5.7
Deferred development costs	A	(1.8)	(9.9)	(12.7)
Deferred pre-operating costs	B	(0.7)	(1.7)	(6.6)
Variable interest entities	G	–	5.6	13.7
Deferred pre-operating costs related to discontinued operations		–	(0.4)	(3.8)

Cash flows from operating activities in accordance with US GAAP		$235.8	$201.2	$(3.7)

Cash flows from investing activities in accordance with Canadian GAAP		$(157.4)	$131.6	$24.5
Deferred development costs	A	1.8	9.9	12.7
Deferred pre-operating costs	B	0.7	1.7	6.6
Deferred pre-operating costs related to discontinued operations		–	0.4	3.8

Cash flows from investing activities in accordance with US GAAP		$(154.9)	$143.6	$47.6

Cash flows from financing activities in accordance with Canadian GAAP		$(53.2)	$(337.3)	$17.8
Variable interest entities	G	–	(5.6)	(13.7)

Cash flows from financing activities in accordance with US GAAP		$(53.2)	$(342.9)	$4.1

RECONCILIATION ITEMS

A)	Deferred development costs

Under US GAAP, development costs are charged to expense in the period incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between US GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

B)	Deferred pre-operating costs

Under US GAAP, pre-operating costs are charged to expense in the period incurred. Under Canadian GAAP, the amounts are deferred and amortized over 5 years based on the expected period and pattern of benefit of the deferred expenditures. The difference between US GAAP and Canadian GAAP represents the gross pre-operating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

C)	Derivative financial instruments

Under Canadian GAAP, the Company recognizes the gains and losses on forward contracts entered into for hedging purposes in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Under US GAAP, all derivatives (including embedded derivatives in purchase and sale contracts) are recorded on the consolidated balance sheet at fair value. Realized and unrealized gains and losses resulting from the valuation of derivatives at market value are recognized in net (loss) earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of SFAS 133, 138 and 149.

D)	Adjustments for changes in accounting policies

Under US GAAP, the cumulative effect of certain accounting changes had to be included in earnings (loss) in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

E)	Goodwill impairment on purchase of subsidiary

Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded in fiscal 2002 as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under US GAAP, this gain was recorded in earnings. In fiscal 2005, Management performed a comprehensive review of current performance and strategic orientation of its business units, which led to the review of the carrying amount of certain assets such as the goodwill of Schreiner (Note 4). Accordingly an additional impairment charge of $7.9 million (net of tax of $3.7 million) was recorded in earnings as per US GAAP.

F)	Reduction in stated capital

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under US GAAP, the reduction of stated capital would not be permitted.

G)	Variable interest entities

The Company enters into sale and leaseback arrangements with special purposes entities (SPEs) relating to simulation equipment used in the Company's training centre. Prior to the adoption of FASB Interpretation (“FIN”) No. 46 ''Consolidation of Variable Interest Entities'', the Company was consolidating SPEs for which legal stated capital represented less than 3% of their assets. Under those rules, three SPEs were consolidated.

110 _ CAE ANNUAL REPORT 2006

     In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin ('ARB No. 51”) Consolidated Financial Statements to those entities defined as Variable Interest Entities, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

     In December 2003, the FASB revised FIN No.46 to make certain technical corrections and address certain implementation issues that had arisen. FIN No.46R provides a new framework for identifying Variable Interest Entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. The Company was required to replace FIN No. 46 provisions with FIN No. 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2005. As a foreign private issuer, the company applied the provisions of FIN 46R to entities created before February 1, 2003, starting April 1, 2004. The Company adopted FIN No. 46R on April 1, 2004.

     Upon adoption, by the Company, of FIN No. 46R, the Company concluded that two out of the three SPEs that were consolidated under the old rules were no longer required to be consolidated. The impact on CAE's net earnings of the deconsolidation was $0.6 million.

     A similar accounting standard under Canadian GAAP, AcG 15 – Consolidation of Variable Interest Entities, has been adopted by the Company on January 1, 2005. Due to a different application date between Canadian and US GAAP, the Company had to record in fiscal 2005 a decrease of $0.6 million (net of taxes of $0.5 million) in its net earnings as per US GAAP.

     In fiscal 2006, CAE decided to repurchase the asset (simulator) included in the consolidated VIE therefore no need for consolidation anymore in CAE's Consolidated Financial Statements. Variable interest entities will not be a difference anymore between Canadian and US GAAP on a going forward basis.

H)	Foreign currency translation adjustment

Under US GAAP, foreign currency translation adjustment is included as a component of ''Comprehensive income''. Under Canadian GAAP, the concept of comprehensive income is not yet applicable for the Company, and the currency translation adjustment is included as a component of ''Shareholders' Equity''. In fiscal 2006, the Company transferred to consolidated earnings (loss) an amount of $5.3 million (2005 – $6.6 million, included in discontinued operations) as a result of reductions in net investments in self-sustaining foreign operations. Under US GAAP the reduction in currency translation adjustment account would not be permitted.

I)	Comprehensive income

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings, which, for the Company, comprises currency translation adjustments and change in minimum pension liability. Under Canadian GAAP, the requirement to report comprehensive income will be applicable for the Company only in fiscal 2008 with the adoption of section 1530 ''Comprehensive Income''.

J)	Minimum pension liability

Under US GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the Consolidated Balance Sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of additional minimum liability does not currently exist under Canadian GAAP.

K)	Share issue costs

Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. Under US GAAP, these costs were recorded as a reduction of capital stock.

ACCOUNTING CHANGES

Accounting for stock-based compensation

Prior to April 1, 2003, CAE had elected to measure stock-based compensation using the intrinsic value base method of accounting. In that instance, however, under SFAS 123, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share using the fair value method of accounting for stock-based compensation granted prior to April 1, 2003.

Pro forma net earnings (loss) and pro forma basic and diluted net earnings (loss) per share are presented below:

(amounts in millions, except per share amounts)	2006	2005	2004

Net (loss) earnings, as reported per US GAAP	$74.5	$(200.1)	$57.5
Additional compensation expense recorded	2.5	2.0	1.3

Net earnings (loss) before the effect of Stock-based compensation	77.0	(198.1)	58.8

Pro forma impact	(4.2)	(6.4)	(6.0)

Pro forma net earnings (loss)	72.8	(204.5)	52.8

Pro forma basic and diluted net earnings (loss) per share	0.29	(0.83)	0.23

CAE ANNUAL REPORT 2006 _ 111

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Exchanges for Non-Monetary Assets

In 2004, the Financial Accounting Standards Board issued FAS 153, Exchanged of Non-Monetary Assets. FAS 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions, and requires that all non-monetary exchanges be accounted for at fair value except for the exchanges of non-monetary assets that do not have commercial substance. The Company is required to apply FAS 153 to all non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. However, this standard is similar to related Canadian standard regarding non-monetary transactions which was adopted by the Company for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. As a consequence, FAS 153 was adopted early, as permitted by the guideline, and had no material impact on the Company's consolidated financial statements.

Accounting for Changes and Error

In 2005, the Financial Accounting Standards Board issued FAS 154, Accounting Changes and Error, FAS 154 replace APB Opinion No. 20, Accounting Changes, This statement requires, unless impracticable, retrospective application to prior periods’ financial statements of changes in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle, FAS 154 was adopted and had no material impact on the Company’s consolidated financial statements.

Conditional Asset Retirement Obligations

In 2005, FASB also issued FASB Interpretations (FIN) 47 which clarifies the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. The term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted this interpretation for the year ending March 31, 2006. The adoption of this interpretation had no material impact on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities

In fiscal 2004, the Company adopted SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 had no impact on CAE's financial position.

RECENT ACCOUNTING DEVELOPMENTS

Stock- based compensation

FASB has issued a revision to FAS 123 Accounting for Stock-Based Compensation, which supersedes APB 25 and the related implementation guideline. The principal amendments require companies to recognize the costs of providing stock options to employees based on the fair value of the options at the grant date. The obligations to pay cash to employees based on the Company's share price must be recorded at fair value using an option pricing model. The Company is still evaluating the impact of this new standard on its consolidated financial statements as the effective date for public companies has been deferred to annual, rather than interim, periods that begin after June 15, 2005.

ADDITIONAL DISCLOSURES
Additional disclosures required under US GAAP are as follows:
i) Statements of earnings
For the years ended March 31
(amounts in millions)		2006		2005		2004

	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Revenues from sales of simulators	$584.4	$584.4	$492.3	$489.4	$484.8	$463.0
Revenues from sales of training
and services	$522.8	$522.8	$493.9	$493.9	$453.6	$453.6
Cost of sales from simulators	$318.6	$308.6	$305.9	$306.8	$310.4	$309.4
Cost of sales from training
and services	$346.1	$342.4	$292.7	$277.4	$249.3	$246.2
Research and development
expenses	$95.8	$87.9	$93.5	$100.8	$81.0	$84.6
Rental expenses	$80.5	$80.5	$94.0	$94.0	$91.9	$79.0
Selling, general and
administrative expenses	$131.3	$131.3	$105.2	$105.2	$115.3	$115.3
Impairment charges	$–	–	$443.3	$440.4	$ –	$ –
Interest expense	$16.2	$15.9	$32.1	$33.9	$22.4	$22.2

112 _ CAE ANNUAL REPORT 2006

ii) Balance sheet
Accounts payable and accrued liabilities on a Canadian GAAP basis are presented below:
As at March 31
(amounts in millions)		2006	2005

Accounts payable trade		$133.6	$93.0
Contract liabilities		88.7	90.1
Income tax payable		2.5	7.7
Other accrued liabilities		148.9	122.0

Accounts payable and accrued liabilities		$373.7	$312.8

Accounts receivable from government amounted to $68.9 million as of March 31, 2006 (2005 – $52.4 million).
iii) Income taxes
The components of earnings from continuing operations and income taxes on a Canadian GAAP basis are as follows:
For the years ended March 31
(amounts in millions)	2006	2005	2004

Earnings before income taxes and other items
Canada	$(16.8)	$(87.0)	$(13.8)
Other countries	106.8	(318.1)	72.7

	$90.0	$(405.1)	$58.9

Current income taxes
Canada	$4.2	$(1.8)	$1.8
Other countries	8.9	15.3	12.6

	$13.1	$13.5	$14.4

Future income taxes
Canada	$(6.1)	$(25.8)	$(6.9)
Other countries	12.1	(88.1)	4.0

	$6.0	$(113.9)	$(2.9)

Income tax provision	$19.1	$(100.4)	$11.5

vi) Product Warranty Costs

The Company has warranty obligations in connection to the sale of its civil and military simulators. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company's accrued warranty liability as at March 31, are as follows:

(amounts in millions)	2006	2005

Accrued warranty liability at beginning of year	$5.3	$6.6
Warranty settlements during the year	(4.1)	(5.5)
Warranty provisions	6.9	3.9
Adjustments for changes in estimates	2.7	0.3

Accrued warranty obligations at the end of the year	$10.8	$5.3

CAE ANNUAL REPORT 2006 _ 113

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

v) Pension

Obligations and funded status:

     The accumulated benefit obligation (ABO) for all pension plans was $177.4million for March 31, 2006 and $158.5 million for March 31, 2005. At these dates, all plans had accumulated benefit obligation in excess of plan assets.

As at March 31
Before taxes (amounts in millions)	2006	2005

Minimum Liability	$32.8	30.4
Balance – fiscal year end:
Additional liability	$32.6	33.2
Intangible Assets	$(5.6)	(6.1)

Accumulated Net Additional Liability	$27.0	27.1

Change in Accumulated Net Additional Liability	$(0.1)	6.1

vi) Impairment of goodwill, tangible and intangible assets

During fiscal 2005, the Company recorded an impairment charge of $443.3 million. For US GAAP purposes the impairment will be different has the company expenses development and pre-operating costs when incurred and because the carrying amount of goodwill is different for Canadian and US GAAP (Refer to E).

     Accordingly, the Company recorded a $440.4 million impairment charge for US GAAP purposes, virtually all related to its Civil business, detailed as follows:

(amounts in millions)	2005

Goodwill	$216.8
Customer relations	86.7
Trades names	20.4
Property, plant and equipment (simulators)	78.4
Inventories	33.3
Other assets	4.8

$440.4

NOTE 28 — COMPARATIVE FINANCIAL STATEMENTS

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

114 _ CAE ANNUAL REPORT 2006

BOARD OF DIRECTORS		OFFICERS
Lynton R. Wilson, O.C. [1,2,4]	Paul Gagné [3]	Lynton R. Wilson
Chairman of the Board	Corporate Director	Chairman of the Board
CAE Inc.	Montreal, Quebec
Oakville, Ontario		Robert E. Brown
	The Honourable	President and Chief Executive Officer
Brian E. Barents [2]	James A. Grant, P.C., C.M., Q.C. [1,2]
Corporate Director	Partner	Donald W. Campbell
Andover, Kansas	Stikeman Elliott LLP	Group President
	Montreal, Quebec	Military Simulation and Training
Robert E. Brown [1]
President and Chief Executive Officer	James F. Hankinson [3,4]	Marc Parent
CAE Inc.	President and Chief Executive Officer	Group President
Westmount, Quebec	Ontario Power Generation Inc.	Simulation Products
Toronto, Ontario
John A. (Ian) Craig [3]		Jeff Roberts
Business Consultant	E. Randolph (Randy) Jayne II [2]	Group President
Ottawa, Ontario	Senior Partner	Civil Training and Services
Heidrick & Struggles International Inc.
Richard J. Currie, O.C.C. [3]	McLean, Virginia	Guy Blanchette
Chairman of the Board		Vice President and Treasurer
BCE Inc. and Bell Canada	Robert Lacroix, O.C., Ph.D [4]
Toronto, Ontario	Professor, Economics	Éric Gemme
	Université de Montréal	Vice President and Corporate Controller
H. Garfield Emerson, Q.C., ICD.D [4]	Montreal, Quebec
National Chairman		Hartland J. A. Paterson
Fasken Martineau DuMoulin LLP	James W. McCutcheon, Q.C. [3]	Vice President, Legal
Toronto, Ontario	Counsel and Corporate Director	General Counsel and Corporate Secretary
Toronto, Ontario
Anthony S. Fell, O.C. [4]		Alain Raquepas
Chairman	Lawrence N. Stevenson [2]	Vice President, Finance and
RBC Dominion Securities Inc.	President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario	Pep Boys Inc.
Toronto, Ontario
[1] Member of the Executive Committee
[2] Member of the Compensation Committee
[3] Member of the Audit Committee
[4] Member of the Governance Committee

CAE ANNUAL REPORT 2006 _ 115

SHAREHOLDER AND INVESTOR INFORMATION

CAE SHARES	DUPLICATE MAILINGS	TRADEMARKS
CAE’s shares are traded on the Toronto	To eliminate duplicate mailings by	Trademarks and/or registered trademarks
Stock Exchange (TSX) under the symbol	consolidating accounts, registered	of CAE Inc. and/or its affiliates include
“CAE” and on the New York Stock	shareholders must contact Computershare	but are not limited to CAE, CAE & Design,
Exchange (NYSE) under the symbol “CGT”.	Trust Company of Canada; non-registered	CAE Simfinity, CAE STRIVE, CAE Tropos,
shareholders must contact their brokers.	CAE Medallion, CAE NeTTS and Terra Vista.
TRANSFER AGENT AND REGISTRAR	All other brands and product names are
Computershare Trust Company of Canada	INVESTOR RELATIONS	trademarks or registered trademarks of
100 University Avenue, 9th Floor	Quarterly and annual reports as well as	their respective owners. All logos, tradenames
Toronto, Ontario M5J 2Y1	other corporate documents are available on	and trademarks referred to and used herein
Tel.: (514) 982-7555 or 1 800 564-6253	our website at www.cae.com. These	remain the property of their respective
(toll free in Canada and the US)	documents can also be obtained from our	owners and may not be used, changed,
www.computershare.com	Investor Relations department:	copied, altered, or quoted without the
written consent of the respective owner.
DIVIDEND REINVESTMENT PLAN	Investor Relations	All rights reserved.
Canadian resident registered shareholders	CAE Inc.
of CAE Inc. who wish to receive dividends	8585 Côte-de-Liesse	CORPORATE GOVERNANCE
in the form of CAE Inc. common shares	Saint-Laurent, Quebec H4T 1G6	The following documents pertaining to
rather than a cash payment may participate	Tel.: 1 866 999-6223	CAE’s corporate governance practices may
in CAE’s dividend reinvestment plan. In	investor.relations@cae.com	be accessed either from CAE’s website
order to obtain the dividend reinvestment	(www.cae.com) or by request from the
plan form, please contact Computershare	Version française	Corporate Secretary:
Trust Company of Canada.	Pour obtenir la version française du rapport	-	Board and Board Committee mandates
annuel, s’adresser à	-	Position descriptions for the Board Chair,
DIRECT DEPOSIT DIVIDEND	investisseurs@cae.com.	the Committee Chairs and the Chief
Canadian resident registered shareholders	Executive Officer
of CAE Inc. who receive cash dividends	2006 ANNUAL MEETING	-	CAE’s Code of Business Conduct, and the
may elect to have the dividend payment	The Annual and Special Meeting of	Board Member’s Code of Conduct
deposited directly to their bank accounts	Shareholders will be held at 10:30 a.m.	-	Corporate Governance Guideline.
instead of receiving a cheque. In order to	(Eastern Time), Wednesday, June 21, 2006	Most of the New York Exchange’s (NYSE)
obtain the direct deposit dividend form,	at Le Windsor, 1170 Peel Street, Montreal,	corporate governance listing standards are not
please contact Computershare Trust	Quebec. The meeting will also be webcast	mandatory for CAE. Significant differences
Company of Canada.	live on CAE’s website, www.cae.com.	between CAE’s practices and the requirements
applicable to US companies listed on the
AUDITORS	NYSE are summarized on CAE’s website. CAE
PricewaterhouseCoopers LLP	is otherwise in compliance with the NYSE
Chartered Accountants	requirements in all significant respects.
Montreal, Quebec

116 _ CAE ANNUAL REPORT 2006

FORWARD-LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements under the Private Securities Litigation Reform Act of 1995 and Canadian securities regulations. These include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates. Such statements are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The results or events predicted in these forward-looking statements may differ materially from actual results or events. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2005, filed with the Canadian securities commissions and the US Securities and Exchange Commission, as updated in CAE’s fiscal 2006 MD&A, dated May 17, 2006, and the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2006 once it is also so filed. Any forward-looking statements made in this annual report represent our expectations as of May 17, 2006, and accordingly, are subject to change after such date. We disclaim any intention or obligation to update any forward-looking statements.

PROXY INFORMATION CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 21, 2006

Take notice that the Annual and Special Meeting of the Shareholders of CAE Inc. (the “Corporation”) will be held at Le Windsor, 1170 Peel Street, Montreal, Quebec on Wednesday, the 21st day of June, 2006, at 10:30 a.m. (Eastern Time) for the following purposes:

1)	to receive the consolidated financial statements for the year ended March 31, 2006, together with the auditors’ report thereon;

2)	to elect Directors;

3)	to appoint auditors and authorize the Directors to fix their remuneration;

4)	to consider and, if deemed appropriate, adopt a resolution (see “Special Business of the Meeting” in the accompanying Proxy Information Circular) renewing the shareholder protection rights plan agreement, a summary of which is set forth in Appendix B to the accompanying Proxy Information Circular; and

5)	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Montreal with the Corporation or Computershare Trust Company of Canada, as agent for the Corporation, not later than 10:30 a.m. (Eastern Time) on June 20, 2006.

DATED at Montreal, this 17th day of May, 2006.

By Order of the Board, Hartland J. A. Paterson Vice President, Legal, General Counsel and Corporate Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed postage-paid envelope.

3.	Solicitation of Proxies

3.	Appointment and Revocation of Proxies

3.	Voting of Proxies

3.	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

4.	Voting Shares and Principal Holders Thereof

4.	Shareholders Entitled to Vote

4.	Election of Directors

10	Appointment of Auditors

10	Special Business of the Meeting

11	Report on Executive Compensation

11	Compensation Philosophy

11	Review and Approval

11	Base Salary

11	Annual Short-Term Incentive Awards

11.	Long-Term Incentive Awards

12.	Stock Options

13.	Long Term Incentive Deferred Share Unit Plans

13.	Fiscal 2004 Plan

13.	Fiscal 2005 Plan

13.	Restricted Share Unit Plan

14.	Deferred Share Unit Plan

14.	Executive Share Ownership Policy

14.	Determination of the President and Chief Executive Officer’s Compensation

14.	Short-Term Incentive Awards Program

14.	Long-Term Incentive Awards Program

14.	Indebtedness of Directors and Management

15.	Human Resources Committee Interlocks and Insider Participation

15.	Performance Graph

16.	Executive Compensation

16.	Summary Compensation Table

18.	Pension Benefits

19.	Agreements with Executive Officers

19.	Compensation of Directors

20.	Directors’ and Officers’ Liability Insurance

20.	Interest of Informed Persons in Material Transactions

20.	Management Contracts

20.	Auditor Independence

21.	Other Matters

21.	Shareholder Proposals

21.	General Information

22.	Appendix A – Statement of Corporate Governance Practices

28.	Appendix B – Summary of the Principal Terms of the Rights Plan

32.	Appendix C – Rights Plan Resolution

33.	Appendix D – CAE Inc. Board Mandate

CAE / PROXY INFORMATION CIRCULAR

Unless otherwise indicated, the information in this Information Circular is given as of April 30, 2006, and all dollar references are in Canadian dollars.

SOLICITATION OF PROXIES

This Proxy Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of CAE Inc. (“CAE” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers and Directors of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Directors of the Corporation. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:30 a.m. (Eastern Time) on June 20, 2006. A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and delivered to the Corporation’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the accompanying form of proxy will vote or withhold from voting the common shares in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and for the authorization of the Directors to fix their remuneration; and (c) FOR the resolution to approve the renewal of the Shareholder Protection Rights Plan Agreement.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

     Shareholders who are unable to attend the annual and special meeting in person may vote by proxy in one of four ways: by telephone, by mail, on the Internet or by appointing another person to attend and vote at the Meeting on their behalf. However, certain shareholders must vote their proxy by mail. Refer to the enclosed form of proxy for instructions.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

We offer our shareholders the opportunity to view proxy information circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports and quarterly reports through the Internet.

3

CAE / PROXY INFORMATION CIRCULAR

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are 250,719,030 outstanding common shares of the Corporation as of April 30, 2006. Each shareholder is entitled to one vote for each common share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of May 1, 2006, the date (the “Record Date”) fixed for determining shareholders entitled to receive notice of the Meeting.

     To the knowledge of the Directors and officers of the Corporation, there are no persons who beneficially own or exercise control or direction over common shares carrying more than 10% of the voting rights attached to common shares of the Corporation other than Fidelity Management & Research Company.

SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of common shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

ELECTION OF DIRECTORS

Under the articles of the Corporation, the Board of Directors may consist of a minimum of three (3) and a maximum of twenty-one (21) Directors. The Directors are to be elected annually as provided in the Corporation’s by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at thirteen (13).

     The following table states the name of each person proposed to be nominated for election as a Director, all other positions and offices with the Corporation now held by him, if any, his principal occupation or employment, the period of service as a Director of the Corporation and the number of common shares and deferred share units of the Corporation beneficially owned by him or over which he exercises control or direction as of the date hereof.

4

CAE / PROXY INFORMATION CIRCULAR

5

CAE / PROXY INFORMATION CIRCULAR

6

CAE / PROXY INFORMATION CIRCULAR

Paul Gagné
Age: 59
Montreal, Quebec
Director Since: 2005
Independent[1]

Paul Gagné is a Director of various public and private companies. Between 1998 and 2002, Mr. Gagné served as a consultant to Kruger Inc. and a Director of its UK Tissues Group. Prior to that, he was sequentially the Vice President Finance, Chief Operating Officer and Chief Executive Officer and Chairman of Canadian Pacific Forest Products Limited and Avenor Inc. Mr. Gagné is the Chairman of Wajax Income Fund and also chairs the Audit Committees of the boards of Textron Inc., Inmet Mining Corporation and Fraser Papers Inc. The CAE board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE's Audit Committee.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	6 of 7	85%	Textron Inc.	'95 - now
Audit	5 of 5	100%	Inmet Mining Corporation	'96 - now
			Wajax Income Fund*	'96 - now
			Fraser Papers Inc.	'04 - now
			**Trustee*	

SECURITIES HELD

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
April 30, 2006	–	6,954	6,954	$63,976	20,000
May 12, 2005	–	1,163	1,163	$6,722	

James A. Grant, P.C., C.M., Q.C.
Age: 69
Montreal, Quebec
Director Since: 1991
Independent[1]

The Honourable James A. Grant is a partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a Director of various charitable and social organizations.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	Canadian Imperial Bank of Commerce	'91 - now
Human Resources	5 of 5	100%		
Executive	N/A	N/A	Shire Pharmaceuticals Group plc	'01 - now

SECURITIES HELD

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
April 30, 2006	10,000	17,739	27,739	$255,199	20,000
May 12, 2005	10,000	13,480	23,480	$135,714	

James F. Hankinson
Age: 62
Toronto, Ontario
Director Since: 1995
Independent[1]

James F. Hankinson is President and Chief Executive Officer of Ontario Power Generation Inc. He is also Chairman of the Board of Trustees of Entertainment One Income Fund.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	3 of 7	42%	Maple Leaf Foods Inc.	'95 - now
Audit (Chairman)	3 of 5	60%	Ontario Power Generation Inc.	'03 - now
Corporate Governance	2 of 4	50%	Entertainment One Income Fund	'03 - now

SECURITIES HELD

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
April 30, 2006	4,018	41,602	45,620	$419,704	20,000
May 12, 2005	4,018	36,394	40,412	$233,581

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James W. McCutcheon, Q.C.
Age: 69
Toronto, Ontario
Director Since: 1979
Independent[1]

James W. McCutcheon is Legal Counsel and a Director of various companies and charitable organizations.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	Canadian Satellite Radio Holdings Inc.	'05 - now
Audit	5 of 5	100%	Dominion of Canada General Insurance Company	'88 - now
			E-L Financial Corporation	'88 - '03
			Empire Life Insurance Company	'88 - now
			Guardian Capital Group Limited	'97 - '03
			Noranda Inc.	'93 - '05
			Falconbridge Limited	'05 - now

SECURITIES HELD

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
April 30, 2006	100,292	740	101,032	$929,494	20,000
May 12, 2005	100,292	–	100,292	$579,688	

Lawrence N. Stevenson
Age: 49
Toronto, Ontario
Director Since: 1998
Independent[1]

Lawrence N. Stevenson is Chief Executive Officer of Pep Boys, a NYSE-listed US automotive services company.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	SNC-Lavalin Group Inc.	'98 - now
Human Resources (Chairman)	5 of 5	100%	Sobeys Inc.	'99 - '03

SECURITIES HELD

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
April 30, 2006	45,038	26,436	71,474	$657,560	20,000
May 12, 2005	45,038	25,567	70,605	$408,097	

Lynton R. Wilson, O.C. [7]
Age: 66
Oakville, Ontario
Director Since: 1997
Independent[1]

Lynton R. Wilson is Chairman of the Board of the Corporation, Chairman of the DaimlerChrysler Canadian Advisory Council and also of Allergen NCE Inc.

Board/Committee Membership	Attendance		Public Board Membership During Last Five Years	Term
Board of Directors	7 of 7	100%	DaimlerChrysler AG	'98 - now
Human Resources	5 of 5	100%	Nortel Networks Corporation	'91 - '05
Governance	4 of 4	100%	Nortel Networks Limited	'91 - '05
Executive (Chairman)	N/A	N/A	Imperial Oil	'99 - '02
			Ontario Power Generation Inc.	'98 - '02

SECURITIES HELD

Year	Common Shares[2]	DSUs[3]	Total of Common Shares and DSUs	Total Market Value of Common Shares and DSUs[4]	Minimum Required[5]
April 30, 2006	2,308,300	22,037	2,330,337	$21,439,100	20,000
May 12, 2005	2,308,300	21,926	2,330,226	$13,468,706

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1	“Independent” refers to the standards of independence established under Section 2 of the New York Stock Exchange Corporate Governance Rules, Section 301 of the Sarbanes- Oxley Act of 2002 and Section 12.2 of Canadian Securities Administrators’ National Instrument 58-101.

2	“Common Shares” refers to the number of common shares beneficially owned, or over which control or direction is exercised by the Director.

3	“DSUs” refers to the number of deferred share units held by the Director.

4	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on each of April 30, 2006 ($9.20) and May 12, 2005 ($5.78) respectively, times the number of common shares and DSUs held as of such dates.

5	All Directors are required to acquire an equity position in the Corporation of a minimum of 20,000 Common shares and/or DSUs. Directors must take compensation in DSUs until the minimum threshold is met (see “Compensation of Directors”).

6	Mr. Brown also holds 1,000,000 options to acquire common shares of the Corporation and as President & CEO has a higher share/DSU ownership target than an independent Director. Mr. Brown joined the Board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003, to help manage the financial crisis in which that company found itself. From May 31, 2004 until on or about June 21, 2005, Mr. Brown, as a Director of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) was prohibited from trading in the securities of NNC and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (or OSC) and certain other provincial securities regulators in connection with the delay in the filing of certain of their financial statements. Mr. Brown, again as a Director of NNC and NNL, is currently subject to an April 10, 2006 OSC management cease trade order prohibiting all of the current directors of NNC and NNL, as well as certain other insiders, from trading in securities of NNC and NNL until two business days following the receipt by the OSC of all Nortel filings required pursuant to Ontario securities laws. On March 27, 2006, the Quebec Securities Commission issued a similar order applicable to Mr. Brown and other NNC and NNL management and Directors.

7	From May 31, 2004 until on or about June 21, 2005, Mr. Wilson, as a Director and Chairman of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) was prohibited from trading in the securities of NNC and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (or OSC) and certain other provincial securities regulators in connection with the delay in the filing of certain of their financial statements.

8	From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements. Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favor of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her common shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

     Any nominee for Director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election shall tender his or her resignation to the Chairman of the Governance Committee following certification of the shareholder vote.

     The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject it. The Board will act following the Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board’s decision will be publicly disclosed.

APPOINTMENT OF AUDITORS

The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Quebec (“PwC”) be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the Directors of the Corporation be authorized to fix their remuneration. PwC was first appointed as auditors of the Corporation in 1991.

SPECIAL BUSINESS OF THE MEETING

The Corporation is a party to a shareholder protection rights plan agreement with Computershare Trust Company of Canada, as rights agent, dated March 7, 1990, as subsequently amended (the “Rights Plan”). The Rights Plan will expire unless the shareholders vote at the Meeting to continue its operation. The Board of Directors has determined to recommend renewing the existing Rights Plan on identical terms. At the Meeting, shareholders will be asked to consider and vote to approve the renewal of the Rights Plan, a summary of which is set forth in Appendix B hereto. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Corporation at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 (telephone number [514] 734-5779 and facsimile number [514] 340-5530). Capitalized terms used in such summary without express definition have the meanings ascribed thereto in the Rights Plan.

     The Rights Plan will continue in effect only if it is approved by ordinary resolution of the holders of common shares of the Corporation at the Meeting. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Appendix C hereto. If not so approved, the Rights Plan will terminate and the rights issued under it will be void.

The Board of Directors of the Corporation recommends that shareholders vote in favour of the Rights Plan Resolution.

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REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

Much of CAE’s success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The cornerstone to the executive compensation program is a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are to:

1.	attract, retain and motivate qualified executives;

2.	align the interests of executives with those of the shareholders;

3.	foster teamwork and entrepreneurial spirit;

4.	establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance; and

5.	integrate compensation with the development and successful execution of strategic and operating plans.

REVIEW AND APPROVAL

The Human Resources Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee.

BASE SALARY

The base salaries of the executives of the Corporation are competitive with like positions in other corporations with similar characteristics including the industry, revenues, assets and geographic location of operations. An executive’s salary is generally targeted at a specific range around the median level, as determined by a variety of surveys conducted by independent professional compensation consultants, and supplemented by other sources of information. Such salary, however, will vary depending on the individual’s performance, level of experience and years of service.

ANNUAL SHORT-TERM INCENTIVE AWARDS

The short-term incentive awards for executives of the Corporation are designed to recognize the Corporation’s consolidated financial performance, reporting segment financial performance and individual achievements. At the beginning of each fiscal year, financial performance targets, based in large measure in fiscal 2006 (“FY2006”) and onwards on economic value added, and individual objectives are established. Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive’s base salary. The bonus as a percentage of salary varies by the level of the executive with target awards ranging from 8% for the lowest eligible position to 100% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and objectives. For FY2006, short-term incentive awards were paid to certain executives in the first quarter of fiscal 2007 for meeting financial and individual objectives.

LONG-TERM INCENTIVE AWARDS

The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. These awards are considered annually as part of the total compensation review. The value of the long-term incentive award varies by the level of the executive ranging from a low of 20% for the lowest eligible position to a maximum of 350% of base salary for the President and Chief Executive Officer.

     In fiscal 2004 (“FY2004”), the long-term incentive program was changed to reduce the use of stock options with the introduction of long-term incentive deferred share units (see “Long Term Incentive Deferred Share Unit Plans”). The value of the long-term incentive awards was allocated equally between these two components.

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     In fiscal 2005 (“FY2005”), the Board approved additional changes to the Corporation’s structure of long-term incentive compensation, further reducing the use of stock options. The changes restricted the number of executives entitled to receive stock options to approximately 30 (being the most senior executives) and added a performance-based Restricted Share Unit (“RSU”) (see description below). The Board also modified the existing Long Term Incentive Deferred Share Unit Plan to create a new version of such units (LTUs). In FY2006, the most senior executives received long-term compensation awards allocated in value equally between stock options, LTUs and RSUs. All other management entitled to long-term incentive awards will be allocated 20% LTUs and 80% RSUs.

STOCK OPTIONS

The number of options issued to each executive varies as a percentage of the executive’s base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Employee Stock Option Plan (“ESOP”), the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During FY2006, stock options were granted to certain officers of the Corporation and key executives of its subsidiaries. The amount of outstanding options as well as the other elements of the long-term incentive program are taken into account by the Human Resources Committee in determining how many new options may be granted in a fiscal year. The Corporation expenses the cost of stock option grants.

     As of March 31, 2006 the ESOP provides for the issuance of a maximum of 9,162,886 common shares upon exercise of options granted under it. Options issued under the ESOP have a term of six years and vest and are exercisable at 25% per year commencing one year after the date of grant.

     Except as set forth below, no CAE options may be exercised unless the optionee is at the time of exercise an employee of the Corporation or one of its subsidiaries and has served continuously in such capacity since the date of the grant of the options. Each option shall, during the optionee’s lifetime, be exercisable only by the optionee. Options are not transferable or assignable otherwise than by will or by operation of estate law.

     If an optionee should die while an employee of the Corporation or one of its subsidiaries, any option held by the optionee may be exercised, if the optionee was entitled to do so at the time of death, by the person to whom the optionee’s rights under the option shall pass by the optionee’s will or by operation of estate law. Any exercise of such option shall be subject to all terms and conditions of the ESOP.

     If an optionee retires from the Corporation or one of its subsidiaries in accordance with the applicable retirement policies, unvested options held by such optionee shall, subject to the terms of the ESOP, continue to vest following the retiree’s retirement date. Such an optionee shall be entitled to (a) exercise any vested options held as of the retirement date until the termination date for each such option; and (b) exercise any options vesting after the retirement date only during the 30-day period following the vesting date of such options, after which time any such options which remain unexercised shall expire.

     If an optionee ceases to serve the Corporation or a subsidiary as an employee otherwise than by reason of death or retirement, options held by the optionee terminate once he or she leaves such service.

     The Human Resources Committee may, with respect to any option, in its discretion, waive, amend or vary the requirements set forth above. Except where required by law or other applicable regulations, shareholder approval is not required for such amendments.

EQUITY COMPENSATION PLAN INFORMATION
				NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN 1ST COLUMN)

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES			PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES
			WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS

Equity compensation
plans approved by
shareholders	6,347,235	3.65%	$7.66	2,815,651	1.12%

The Corporation’s only equity compensation plan is its ESOP, which was approved by its shareholders.

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LONG TERM INCENTIVE DEFERRED SHARE UNIT PLANS

FISCAL 2004 PLAN

In FY2004 the Corporation adopted a Long Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives and managers of the Corporation and its subsidiaries. The FY2004 LTUP partially replaced the grant of options under the Corporation’s ESOP, thereby ensuring that CAE management’s long-term incentive compensation included an element directly based on the market performance of CAE common shares. Determination of the number of Long Term Incentive Deferred Share Units (“FY2004 LTUs”) to be granted to a participant were made by dividing the dollar value of the FY2004 LTU grant by the market price of CAE common shares on the TSX upon the date of grant approval.

     A FY2004 LTU is equal in value to one common share of the Corporation. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. The FY2004 LTU grants vest in 25% increments over four years, commencing one year after the date of grant. Upon termination of their employment for reasons of long-term disability, involuntary termination, retirement or death, eligible FY2004 LTUP participants with vested FY2004 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares. On voluntary termination, participants forfeit all amounts vested under the FY2004 LTUP.

FISCAL 2005 PLAN

While the grants of FY2004 LTUs remain in effect, the FY2004 LTUP has been replaced for succeeding years by the Long Term Incentive Deferred Share Unit Plan – FY2005 (“FY2005 LTUP”) adopted in May 2004. The Long Term Incentive Deferred Share Units (“FY2005 LTUs”) are granted to a participant on the same basis as the FY2004 LTUs and are valued the same way.

     An FY2005 LTU grant will vest in 20% increments over five years, commencing one year after the date of grant. Upon termination of their employment, eligible FY2005 LTUP participants with vested FY2005 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares.

RESTRICTED SHARE UNIT PLAN

In May 2004, the Corporation adopted a performance-based Restricted Share Unit Plan (“RSUP”) for executives and managers of the Corporation and its subsidiaries. The RSUP partially replaced the grant of options under the Corporation’s ESOP as well as LTUP grants, thereby ensuring that CAE management’s long-term incentive compensation includes an element directly based on the market performance of CAE common shares. Determination of the number of performance-based RSUs to be granted to a participant is made by dividing the dollar value of the RSU grant by the market price of CAE common shares on the TSX upon the date of grant approval.

     A performance-based RSU is equal in value to one common share of the Corporation. RSUs granted pursuant to this Plan vest after three years from the date RSUs are granted as follows:

1.	100% of the units, if CAE common shares have appreciated at least 33% (10% annual compounded growth) during that timeframe; or

2.	50% of the units, if CAE common shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% during that timeframe.

No RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. No proration in the vesting percentage of RSUs occurs for any appreciation of the market value of CAE common shares of between 24% and 33% during the specified timeframe. RSUP participants with vested performance-based RSUs are entitled to receive the fair market value of the equivalent number of CAE common shares after the three-year term of each grant.

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DEFERRED SHARE UNIT PLAN

The Corporation has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of Deferred Share Units (“DSUs”). The Plan is intended to enhance the Corporation’s ability to promote a greater alignment of interests between executives and the shareholders of the Corporation. A DSU is equal in value to one common share of the Corporation. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The DSUs also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of CAE common shares.

EXECUTIVE SHARE OWNERSHIP POLICY

Under the Corporation’s share ownership policy, each key executive is expected to own a minimum number of common shares of the Corporation and/or units under the Deferred Share Unit Plan and LTUP. This number was increased during FY2006. The value of the required holding in common shares of the Corporation and/or units under the Deferred Share Unit Plan and LTUP represents 300% of the CEO’s annual salary, 150% for Group Presidents and the CFO and 100% of other executives’ annual salary. The required holding may be acquired over a five-year period from the date of hire or promotion into the executive position. This policy encourages all key executives to hold a meaningful ownership interest in the Corporation to further align management and shareholder interests.

DETERMINATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION

The salary of the President and Chief Executive Officer (“CEO”) is determined in accordance with the Corporation’s salary philosophy and policy and is reviewed and approved annually by the independent members of the Board of Directors. See also Appendix A, “Compensation”.

SHORT-TERM INCENTIVE AWARDS PROGRAM

The Corporation has an executive short-term incentive program. See “Annual Short-Term Incentive Awards”. The short-term incentive program as it pertains to the President and CEO focuses on the attainment of pre-determined economic value creation targets at the Corporation’s consolidated level.

     For FY2006, Mr. R. E. Brown received a short-term incentive award of $1,880,000 based on the short-term incentive formula as described under Annual Short-Term Incentive Awards. The level of achievement was over 200% against the plan performance target, however payment was limited to 200% of the bonus target.

LONG-TERM INCENTIVE AWARDS PROGRAM

The President and CEO is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the Restricted Share Unit Plan, in accordance with the Corporation’s long-term incentive program. Mr. R. E. Brown was granted 1,000,000 options upon joining the Corporation in August 2004. This grant covers a three-year period and vests over that time as follows: 24 months from employment start date, 50%, 36 months from employment start date, 50%. The strike price is indexed upward by 5% for the first vesting and 10.25% for the second vesting. Future grants, issued in accordance with the Long Term Incentive Plan, will take into account the President and CEO’s performance when determining how many new options will be issued.

     In addition, Mr. R. E. Brown was granted 135,000 LTUs and 135,000 RSUs upon joining the Corporation in 2004. He was granted an additional 148,993 LTUs and 148,993 RSUs in May 2005 as part of his FY2006 compensation package.

He is eligible for annual grants based on up to 350% of his base salary.

INDEBTEDNESS OF DIRECTORS AND MANAGEMENT

In accordance with the United States Sarbanes-Oxley Act of 2002 and the past practices of the Corporation, the Corporation does not offer its Directors or executive officers loans. None of the Corporation and its subsidiaries has given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of the Corporation’s Directors or executive officers.

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HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Corporation’s Human Resources Committee was an officer or employee of the Corporation or any of its subsidiaries at any time during FY2006.

     The law firm of Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Corporation in FY2006 and continues to provide such services to the Corporation. The law firm’s fees to the Corporation are less than 2% of the law firm’s annual consolidated gross revenues. Mr. Grant does not provide any such services personally.

     No executive officer of the Corporation serves on the Board of Directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of the Corporation’s Board.

Submitted on behalf of the Human Resources Committee: Lawrence N. Stevenson, Chairman

Brian E. Barents James A. Grant E. Randolph Jayne II Lynton R. Wilson

PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the common shares of the Corporation with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 2001.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Assumes $100 invested in common shares of the Corporation on March 31, 2001. Values are as at March 31 of the specified years and from the S&P/TSX Composite Index, which assumes dividend reinvestment.

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EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated policy-making executives who served as executive officers of the Corporation or its subsidiaries at March 31, 2006 (collectively, “Named Executive Officers”).

Specific aspects of this compensation are dealt with in further detail in the following table:
			ANNUAL COMPENSATION			LONG-TERM COMPENSATION

						AWARDS	PAYOUTS

					SECURITIES UNDER OPTIONS/ SARs GRANTED (#)	SHARES OR UNITS SUBJECT TO RESALE RESTRICTIONS (#)[3]

EMPLOYEE NAME AND				OTHER ANNUAL				ALL OTHER
PRINCIPAL POSITION	YEAR	SALARY	BONUS[1]	COMPENSATION[2]			LTIP PAYOUTS[4]	COMPENSATION[5]

R. E. Brown
President and Chief	2006	$936,700	$1,880,000	$96,339	–	148,993	–	$ 29,610
Executive Officer	2005	$575,000	$1,150,000	$96,187	1,000,000	135,000	–	$4,983

M. Pa rent
Group President,	2006	$365,000	$ 439,500	$27,580	–	–	–	$ 13,707
Simulation Products	2005	$ 58,000	$ 248,350	–	–	–	–	–

J . Roberts	2006	$360,000	$ 439,500	$66,000	77,400	30,142	–	$7,190
Group President,	2005	$312,500	$ 212,436	$93,214	60,300	25,749	–	$8,853
Civil Training and Services	2004	$269,800	$ 57,750	$93,400 [6]	120,100	43,540	–	$5,227

D. W. Campbell	2006	$345,000	$ 420,000	$40,000	58,200	29,717	–	$4,900
Group President, Military	2005	$317,500	$ 215,808	–	56,700	24,220	–	$2,567
Simulation and Training	2004	$305,000	$ 100,902	–	203,500	73,776	–	$4,829

A. Raquepas	2006	$263,000	$ 318,000	$ 25,000	–	–	$ 128,686	$5,000
Vice President, Finance	2005	$181,500	$ 179,550	$41,524	53,300	21,163	$ 24,420	$6,050
and Chief Financial Officer	2004	$157,500	$ 38,303	–	35,400	12,820	–	–

1	Amounts quoted in respect of Messrs. Brown, Parent and Raquepas for FY2005 include appointment bonuses paid in addition to the FY2005 Short-Term Incentive Plan bonus earned in FY2005 and paid in the first quarter of FY2006. Amounts quoted in respect of all named executives for FY2006 represent the FY2006 Short-Term Incentive Plan bonus earned in FY2006 and payable in the first quarter of FY2007.

2	Other Annual Compensation comprises other benefit expenses and allowances paid by the Corporation that aggregate $50,000 or more or 10% of the officer’s salary or bonus.

3	All of the indicated units are FY2004 and FY2005 LTUs – see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2004 and Fiscal 2005 Plans” except in the case of Messrs. Brown and Parent, who hold only FY2005 LTUs. 1,573,759 of these Units were outstanding as at March 31, 2006, with a value of $14,447,108 based on CAE’s closing share price of $9.18 on that date. FY2005 LTUs vest over four years’ time; accelerated vesting happens in limited circumstances (long- term disability, involuntary termination, retirement, take over bid or death). Dividend equivalents are paid on FY2004 and FY2005 LTUs, in the form of incremental units.

4	Revenue indicated represents revenue from the exercise of options by the officers.

5	Amounts quoted represent premiums paid by the Corporation for group term life insurance, health benefits and insurance, and amounts paid in respect of the Named Executive Officer’s participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE common shares of up to 18% of their base salary. Under the plan, the Corporation made a matching contribution on the first $500 contributed and contributes $1 for every $2 on additional employee contributions, to a maximum of 3% of the participant’s base salary.

6	J. Roberts’ Other Annual Compensation amount includes $48,000 in 2004, $48,000 in 2005 and $34,600 in 2006 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003.

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OPTION AND LTIP GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth grants to Named Executive Officers of 2005 LTUs during the financial year ended March 31, 2006.

LTIP – AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR
		PERFORMANCE		PERFORMANCE
	SECURITIES, UNITS	OR OTHER PERIOD UNTIL	SECURITIES, UNITS	OR OTHER PERIOD UNTIL
NAME	OR OTHER RIGHTS (#)[1]	MATURATION OR PAYOUT[2]	OR OTHER RIGHTS (#)[3]	MATURATION OR PAYOUT[4]

		Upon termination
R. E. Brown	148,993	of employment	148,993	16 May, 2008
		Upon termination
M. Parent[5]	–	of employment	–	–
		Upon termination
J. Roberts	30,142	of employment	30,142	16 May, 2008
		Upon termination
D. W. Campbell	29,717	of employment	29,717	16 May, 2008
A. Raquepas	–	–	–	–

1	All of the indicated Units are FY2005 LTUs – see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2005 Plan”.

2	FY2005 LTUs vest over five years; accelerated vesting and payment occurs in the event of long-term disability, involuntary termination, retirement, take over bid or death.

3	All of the indicated units are FY2005 RSUs – see “Report on Executive Compensation – Restricted Share Unit Plan”.

4	FY2005 RSUs automatically pay out after three years provided and to the extent that performance targets are met.

5	In the case of Mr. Parent, 34,929 LTUs and RSUs respectively were granted to him on February 1, 2005 in connection with his joining CAE.

The following table sets forth grants to Named Executive Officers of stock options during the financial year ended March 31, 2006.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
				MARKET VALUE OF
		PERCENT OF TOTAL OPTIONS		SECURITIES UNDERLYING
	SECURITIES UNDER	GRANTED TO EMPLOYEES	EXERCISE OR BASE	OPTIONS ON THE DATE OF
NAME	OPTIONS GRANTED (#)	IN FINANCIAL YEAR	PRICE ($/SECURITY)[1]	GRANT ($/SECURITY)	EXPIRATION DATE

R. E. Brown[2]	-	0%	N/A	N/A	N/A
M. Parent	-	0%	N/A	N/A	N/A
J. Roberts	77,400	13.62%	$5.83	$5.83	May 16, 2011
D. W. Campbell	58,200	10.24%	$5.83	$5.83	May 16, 2011
A. Raquepas	-	0%	N/A	N/A	N/A

1	Options were granted to the Named Executive Officers on May 16, 2005 at an exercise price of $5.83 to purchase common shares of the Corporation. In the case of Mr. Parent, 195,000 options were granted on February 1, 2005 at an exercise price of $4.96 in connection with his taking up employment with CAE. Exercise prices are equal to the closing price of the common shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant. Options were granted to the current President and CEO on June 16, 2004 at exercise prices of $5.89 for the first block of 50% and $6.19 for the second block of 50%, the strike price being indexed upward from then-current market value by 5% for the first block and 10.25% for the second.

2	CEO’s options vest 50% after two years and the remaining 50% after the third year.

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The following table sets forth details of any stock options exercised by Named Executive Officers during the financial year ended March 31, 2006, and the value of remaining exercisable and unexercisable options held by such officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

				VALUE OF UNEXERCISED
			UNEXERCISED OPTIONS AT	IN-THE-MONEY OPTIONS AT
	SECURITIES, ACQUIRED	AGGREGATE VALUE	FY-END (#) EXERCISABLE/	FY-END ($) EXERCISABLE/
NAME	ON EXERCISE (#)	REALIZED ($)	UNEXERCISABLE[1]	UNEXERCISABLE[2]

			EXERCISABLE/UNEXERCISABLE	EXERCISABLE/UNEXERCISABLE

R. E. Brown	0	0	0 / 1,000,000	$0 / $3,140 000
M. Parent	0	0	48,750 / 146,250	$205,725 / $617,175
J. Roberts	0	0	113,375 / 195,425	$359,482 / $731,232
D. W. Campbell	0	0	361,175 / 224,225	$566,710 / $867,426
A. Raquepas	32,175	$128,686	31,250 / 61,425	$0 / $246,161

1	Options were granted on (i) May 8, 2000 at an exercise price of $6.65 per share; (ii) August 21, 2000 at an exercise price of $9.20 per share; (iii) May 14, 2001 at an exercise price of $12.23 per share; (iv) May 13, 2002 at an exercise price of $12.73 per share; (v) May 23, 2003 at an exercise price of $4.13 per share; (vi) May 14, 2004 at an exercise price of $5.45 per share; (vii) June 16, 2004 at $5.89 and $6.19 per share; (viii) February 1, 2005 at an exercise price of $4.96 per share; (ix) February 14, 2005 at an exercise price of $5.20 per share; and (x) May 16, 2005 at an exercise price of $5.83 per share. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth anniversary of the date of the grant, save and except for the options granted to the current President and CEO which vest in accordance with the schedule defined in the “Long Term Incentive Awards Program” section. Share prices are adjusted for the July 9, 2001 stock dividend. The Corporation did not price downward any options held by any Named Executive Officers.

2	Options are in-the-money if the market value of the common shares covered by the options is greater than the option exercise price. The closing price of CAE’s common shares on the TSX on March 31, 2006 was $9.18.

PENSION BENEFITS

The Named Executive Officers are members of CAE’s non-contributory defined benefit pension plan and a supplementary executive retirement arrangement. The amounts payable under these arrangements are based on “average annual earnings” where “average annual earnings” is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

     The Corporation is obligated to fund or provide security to ensure payments under the supplementary executive retirement arrangement upon retirement of the executive. The Corporation has elected to provide security by facilitating the acquisition of letters of credit by a trust fund established for those executives who had retired on or before March 31, 2006.

     The following table shows estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average earnings.

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EXECUTIVE OFFICER PENSION PLAN TABLE
			YEARS OF SERVICE[1]

AVERAGE ANNUAL EARNINGS	15	20	25	30	35

300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000

1	The supplementary executive retirement arrangement for officers provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of “average annual earnings” for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. The benefits listed in the table are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Quebec Pension Plan amounts. R. E. Brown’s pensionable service is calculated as 1.5 times continuous service.

The credited years of pensionable service as at March 31, 2006 for the Named Executive Officers who are members of the executive pension plan and supplementary executive retirement arrangement are:

NAME	R. E. BROWN	M. PARENT	J. ROBERTS	D. W. CAMPBELL	A. RAQUEPAS

Credited years of pensionable
service – March 31, 2006	2.50	1.17	2.67	5.58	5.50

AGREEMENTS WITH EXECUTIVE OFFICERS

The terms and conditions, including dollar amounts, of any employment contract between CAE or its subsidiaries and a Named Executive Officer are as set out in this section of the Information Circular detailing Executive Compensation.

     The Corporation is a party to agreements with ten executive officers, including the Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of the Corporation where either (i) the executive’s employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a period of 60 days after one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer; starting August 1, 2007, this reduces by one month for each month of service accrued thereafter) of annual compensation (payable as a lump sum), credited service for the purposes of any pension or retirement income plans, vesting of and payment for long-term incentive deferred share units and extension of the exercise period for stock options within parameters consistent with the foregoing.

     A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of the Corporation; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of the Corporation’s market capitalization.

COMPENSATION OF DIRECTORS

Directors of the Corporation receive an annual retainer fee of $50,000, of which $20,000 is paid in DSUs. In addition, each Committee member, except for the Chairman, receives an annual Committee retainer fee of $10,000. Each member of the Executive Committee is entitled to a fee of $1,000 per meeting, but no annual retainer. The Chairman of the Audit Committee receives an annual retainer of $25,000; the Chairmen of each of the Governance and Human Resources Committees also receive an additional annual retainer of $10,000. L. R. Wilson receives $200,000 annually for serving as the Chairman of the Board and for service as a Director and Committee member. Directors are reimbursed out-of-pocket expenses incurred in attending meetings.

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     Under the Deferred Share Unit Plan for Non-Employee Directors, a non-employee Director holding less than 20,000 common shares and/or units under the Deferred Share Unit Plan of the Corporation receives the retainer and attendance fees in the form of DSUs. A non-employee Director holding at least 20,000 common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. A DSU is equal in value to one common share of the Corporation and accrues dividend equivalents payable in additional units in an amount equal to dividends paid on outstanding CAE common shares. DSUs mature upon the termination of service, whereupon a Director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each loss and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States; $500,000 for security suits brought in Canada). The Corporation paid an insurance premium for this coverage of $720,000 for the 12 months commencing October 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (including any Director or executive officer) of the Corporation, any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation and of its subsidiaries are performed by the Directors or executive officers of the Corporation or of the subsidiary.

AUDITOR INDEPENDENCE

PricewaterhouseCoopers LLP (“PwC”) is the auditor of the Corporation. PwC provides tax, financial advisory and other audit-related services to the Corporation and its subsidiaries. The Audit Committee of the Corporation’s Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The following chart shows all fees paid to PwC by the Corporation and its subsidiaries in the most recent and prior fiscal years.

FEE TYPE		2006		2005

			($ MILLIONS)

1.	Audit services	2.3		2.3
2.	Audit-related services	0.3		0.7
3.	Tax services	0.6		0.3

		3.2		3.3

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PWC in connection with statutory and regulatory filings.

2.	Audit-related fees are comprised of fees relating to work performed in connection with the Corporation’s divestitures.

3.	Tax fees are related to tax compliance support.

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OTHER MATTERS

The management of the Corporation is aware of no business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

To propose any matter for a vote by the shareholders at an annual meeting of the Corporation, a shareholder must send a proposal to the Vice President, Legal, General Counsel and Corporate Secretary at the Corporation’s office at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for the Corporation’s 2007 annual meeting must be received no later than February 16, 2007. The Corporation may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by the Corporation subsequent to the deadline noted above.

GENERAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Vice President, Legal, General Counsel and Corporate Secretary of the Corporation:

1.	one copy of the latest Annual Information Form of the Corporation together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

2.	one copy of the 2006 Annual Report to Shareholders containing comparative financial statements of the Corporation for fiscal 2006, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and

3.	one copy of this Information Circular.

All such documents may also be accessed on CAE’s web site (www.cae.com). Additional financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

DATED at Montreal, this 17th day of May, 2006 Hartland J. A. Paterson Vice President, Legal, General Counsel and Corporate Secretary

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APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As a Canadian reporting issuer with common shares listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices are required to meet applicable rules adopted by the Canadian Securities Administrators (CSA) and of the United States Securities and Exchange Commission (SEC), as well as provisions of the rules of the NYSE and of the Sarbanes-Oxley Act of 2002 (SOX). The Board and its Corporate Governance Committee continue to monitor the governance reforms in Canada and the United States, and to implement changes to the Corporation’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. Last year, the Corporation made its Statement of Corporate Governance Practices with reference to the Guidelines of the Toronto Stock Exchange (TSX), which have since been replaced by CSA rules.

     Most of the NYSE’s corporate governance listing standards are not mandatory for the Corporation as a non-US company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s web site (www.cae.com), the Corporation is in compliance with the NYSE requirements in all significant respects. The Corporation also complies with the applicable provisions of SOX and the rules adopted by the SEC pursuant to that Act which it is currently obliged to be in compliance with and as well the Corporation is actively engaged in preparing for further SOX compliance steps required next year.

     CAE, throughout its nearly 60 years of operations, has maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor all regulatory developments in corporate governance and will take appropriate action in response to any new standards that are established.

     The Board of Directors of the Corporation has determined that it is comprised of independent Directors, except for the President and Chief Executive Officer, as defined under the listing requirements of the NYSE and as described herein pursuant to the CSA rules, and taking into account all relevant facts and circumstances. The Board of Directors has a non-executive Chairman. With the exception of the Executive Committee of the Board, Mr. R. E. Brown does not sit on Board Committees, and all Committees are composed of independent Directors only.

     Directors are informed of the business of the Corporation through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees.

The Committees of the Board of Directors of the Corporation are:

  the Audit Committee (which held five meetings in fiscal 2006; 88% aggregate Director attendance);
  the Executive Committee (no meetings were held in fiscal 2006);
  the Corporate Governance Committee (which held four meetings in fiscal 2006; 88% aggregate Director attendance); and
  the Human Resources Committee (which held five meetings in fiscal 2006; 96% aggregate Director attendance).

During fiscal 2006, the Board of Directors held seven meetings (94% aggregate Director attendance).

Documents and information that are stated in this appendix to be available on CAE’s web site can be found at www.cae.com/Corporate-Governance. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out in this Information Circular.

THE BOARD OF DIRECTORS

The Board of Directors of the Corporation is responsible for choosing the Corporation’s Chief Executive Officer and for supervising the management of the business and affairs of the Corporation, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to the Corporation’s strategic direction,

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business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

     The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with the Corporation’s business.

     The Board of Directors oversees the identification of the principal risks of the business of the Corporation and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

     In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of the Corporation and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or to a Committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors.

     Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

SUCCESSION PLANNING AND PERFORMANCE MONITORING

The Board of Directors has delegated to its Human Resources Committee initial responsibility to review the Corporation’s processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives except for the President and Chief Executive Officer. The Board reviews and assesses the performance of the President and Chief Executive Officer of the Corporation, as well as the quality and effectiveness of the senior management team. Based upon that review, the Human Resources Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer. See also “Compensation”.

COMPOSITION AND INDEPENDENCE OF THE BOARD

The Board has determined that 12 of the 13 nominees for election as Directors of the Corporation are independent within the meaning of National Instrument 58-101 and the NYSE rules; as CAE’s President and Chief Executive Officer, Mr. R. E. Brown, is not considered to be independent within that meaning. Certain of the Corporation’s Directors are partners in or officers of entities that provide financial, legal or other services to the Corporation and/or its subsidiaries. The Board considers these Directors to be independent because:

  such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board;
  no such service is considered material to the Corporation or its subsidiaries, and could be sourced from other suppliers of a similar quality standard;
  no such Director provides any of such services personally; and
  the amount of fees received by any such entity for services to the Corporation or its subsidiaries is not material to such entity.

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INDEPENDENT DIRECTORS’ MEETINGS

The independent Directors meet separately at each regularly scheduled meeting of the Board of Directors—six times during FY2006. Their meetings are chaired by the non-executive Chairman. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

INDEPENDENT CHAIR

Mr. L. R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. Correspondence to the independent Directors may be sent to the attention of Mr. L. R. Wilson, at CAE’s address listed under “Special Business of the Meeting” in this Information Circular.

The Board and its Committees are also able to retain and meet with external advisors and consultants.

BOARD SIZE

The Board of Directors is of the view that its size (13 members) is conducive to efficient decision-making.

BOARD MANDATE

The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of CAE with the objective of enhancing the Corporation’s value.

     The Board Mandate, the text of which can be found in Appendix D of this Information Circular, sets out the responsibilities to be discharged by the Board.

POSITION DESCRIPTIONS

In addition, the Board has adopted position descriptions for the Chairman and the Committee Chairs, which are available on CAE’s web site (www.cae.com).

     The Committee Chair position description sets out the responsibilities and duties of the Chair of each Committee in guiding the Committee in the fulfillment of its duties.

     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Governance Committee and the Board of Directors. The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to maximizing the Corporation’s value. It also provides that the President and Chief Executive Officer is accountable to the Board for, amongst other things: formulating and executing business strategies; overseeing CAE’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.

     In addition, the Human Resources Committee reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Human Resources Committee also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.

ORIENTATION AND CONTINUING EDUCATION

The Governance Committee is responsible for overseeing and making recommendations to the Board regarding the orientation of new Directors and to establish procedures for, and approve and ensure an appropriate orientation program for new Directors. New Directors meet with the Corporation’s executive officers, including the CEO and CFO, to discuss the Corporation’s expectations of its Directors and to discuss the Corporation’s business and strategic plans. New Directors also review the Corporation’s current business plan, detailed agendas and materials of previous Board meetings. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. Due to the experience level of the Corporation’s board of director members, no formal continuing education program is believed to be required at this time but the Governance Committee will monitor both external developments and the board’s composition to determine whether such a program may become useful in the future.

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     New Directors of the Corporation receive an induction package comprising information on the Corporation, its Code of Business Conduct, the Board Member’s Code of Conduct and other relevant materials and executive briefing sessions. The Board also receives presentations from senior management on the Corporation’s performance and issues relevant to the business of the Corporation, the industry and the competitive environment in which it operates.

COMPENSATION

The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks and responsibilities involved in being an effective Director.

     As indicated above, the Human Resources Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee. The Human Resources Committee is also responsible for the administration of the Corporation’s executive pension plans, the monitoring of the Corporation’s pension fund investments and for management development and succession planning. The Human Resources Committee consists of L. N. Stevenson (Chairman), B. E. Barents, J. A. Grant, E. R. Jayne II and L. R. Wilson.

     During FY2006, the Human Resources Committee retained the services of Towers Perrin HR Consulting to assist the committee in its assessment of CAE executive compensation.

ETHICAL BUSINESS CONDUCT

The Corporation has a Code of Business Conduct that governs the conduct of CAE’s officers, employees, contractors and consultants, as well as a Board Member’s Code of Conduct that governs the conduct of CAE’s Directors. The Code of Business Conduct and the Board Member’s Code of Conduct are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of the Corporation. See also “Committees – Governance Committee”. The Corporation has launched a third-party whistleblower reporting service to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports, the Board or Audit Committee may receive from management or the whistleblower service, the Governance Committee receives an annual report from management on the Corporation’s compliance with the Code of Business Conduct.

COMMITTEES

Each of the Committees of the Board of Directors is currently composed entirely of independent Directors, except the Executive Committee (two of the three members of which are independent Directors).

EXECUTIVE COMMITTEE

During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any limitations which the Board of Directors may from time to time impose and limitations provided by statute and the Corporation’s by-laws, exercise all of the powers of the Board in the management and direction of the operations of the Corporation. The members of the Executive Committee are R. E. Brown, L. R. Wilson (Chairman), and J. A. Grant.

     Current mandates for each of the Committees as well as the Corporations’s Corporate Governance Guidelines are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of the Corporation.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for reviewing the effectiveness of the Board and the Corporation’s corporate governance system. As part of this broad mandate, duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and monitoring that the Corporation’s Code of Business Conduct is implemented throughout the Corporation; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including the number and content of meetings and the annual schedule of issues for the consideration of the

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Board of Directors and its Committees; (iv) reviewing the size and composition of the Board of Directors; (v) establishing selection criteria for Board members; (vi) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (vii) assessing the adequacy and form of compensation of Directors; and (viii) reviewing and approving the Corporation’s Donation policy. The Governance Committee uses the following process to select and nominate directors: it identifies desirable skill sets, industry experience, relationships and other attributes that would assist the Board of Directors in the conduct of its responsibilities and also further the Corporation’s interests. The Governance Committee reviews with the Chairman, CEO and other Directors possible candidates, including the existing members of the Board of Directors, which may meet some or all of such attributes. The Chairman and other Directors may then approach potential candidates not already serving as Directors to determine their availability and interest in serving on the Corporation’s Board, and will interview those interested to determine their suitability for nomination. The potential nomination of any new Director is then reviewed with other members of the Board of Directors before a final determination to nominate them is made. The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and its Committees. This Committee is responsible for the Statement of Corporate Governance Practices included in this Proxy Information Circular. The Governance Committee monitors best practices among major North American companies to help ensure CAE continues to meet high standards of corporate governance.

     The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring compliance with the Board Member’s Code of Conduct.

     The members of the Governance Committee of the Board are A. S. Fell (Chairman), H. G. Emerson, J. F. Hankinson, R. Lacroix, and L. R. Wilson, all of whom are independent Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange–related services to the Corporation in FY2006 and continues to provide such services to the Corporation. The Bank’s fees to the Corporation are less than 2% of the Bank’s annual consolidated gross revenues.

     The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. All Committees may engage outside advisors at the expense of the Corporation.

AUDIT COMMITTEE

The Audit Committee is responsible for the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

     SEC rules require the Corporation to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The rules define an “audit committee financial expert” to be a person who has:

  an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
  an understanding of internal controls and procedures for financial reporting; and
  an understanding of audit committee functions.

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One Audit Committee member, Mr. J. F. Hankinson, has been determined by the Board to be an “audit committee financial expert” as defined by the SEC.

     The SEC rules also require that each member of Audit Committee be independent. In order to be considered independent for these purposes, a member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors or any other Committee:

  accept any consulting, advisory or other compensatory fee from CAE or any subsidiary thereof; or
  be an affiliated person of CAE or any subsidiary thereof.

All of the Audit Committee members are “independent” as defined by the SEC and NI 58-101.

     The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the processes for identifying and managing financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of the Corporation, including the annual and interim consolidated financial statements, the Interim Management’s Discussion and Analysis, the Annual Information Form and Management’s Discussion and Analysis contained in the annual report.

     The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations.

     The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee meets regularly, without management present, with the internal auditors and external auditors to discuss and review specific issues as appropriate.

The Audit Committee consists of J. F. Hankinson (Chairman), J. A. Craig, Paul Gagné and J. W. McCutcheon.

ASSESSMENT OF DIRECTORS

The Governance Committee has the mandate and responsibility to review, on a periodic basis, the performance and effectiveness of the Directors as a whole, and each individual Director.

     The Governance Committee annually assesses and provides recommendations to the Board on the effectiveness of the Committees and the contributions of the Directors. The Committee annually surveys Directors to provide feedback on the effectiveness of the Board and its Committees. The Governance Committee may then recommend changes based upon such feedback to enhance the performance of the Board and its Committees.

COMMUNICATION POLICY

The disclosure policy and procedures of the Corporation are reviewed periodically by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. The Corporation has a Global Communications and Investor Relations Department that responds to investor inquiries. The Corporation’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and web site (www.computershare.com) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides information on its business on CAE’ web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov/edgar respectively.

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APPENDIX B

SUMMARY OF THE PRINCIPAL TERMS OF THE RIGHTS PLAN

This summary is qualified in its entirety by reference to the text of the Rights Plan which is available upon request from the Secretary of the Corporation at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 (telephone number [514] 734-5779 and facsimile number [514] 340-5530). Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

ISSUE OF RIGHTS

The Corporation issued one right (a “Right”) in respect of each common share outstanding at the close of business on March 7, 1990 (the “Record Time”). The Corporation will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

RIGHTS CERTIFICATES AND TRANSFERABILITY

Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

EXERCISE OF RIGHTS

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $100 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board of Directors.

     Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Corporation (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

DEFINITION OF “ ACQUIRING PERSON”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

DEFINITION OF “BENEFICIAL OWNERSHIP”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

1.	owns the securities in law or equity; and

2.	has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

1.	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

2.	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

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3.	such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of investment funds for others, as long as that person:

	a)	holds those common shares in the ordinary course of its business for the account of others;

	b)	holds not more than 30% of the common shares; and

	c)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

4.	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

DEFINITION OF “SEPARATION TIME”

Separation Time occurs on the tenth business day after the earlier of:

1.	the first date of public announcement that a Flip-In Event has occurred;

2.	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

3.	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

DEFINITION OF “EXPIRATION TIME”

Expiration Time occurs on the date being the earlier of:

1.	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

2.	the date immediately after the Corporation’s annual meeting of shareholders to be held in 2006.

DEFINITION OF A “FLIP-IN EVENT”

A Flip-In Event occurs when a person becomes an Acquiring Person.

     Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

DEFINITION OF “PERMITTED BID”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

1.	the bid is made to all registered holders of common shares (other than common shares held by the Offeror) on identical terms and conditions;

2.	the Offeror agrees that no common shares will be taken up or paid for under the bid for 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

3.	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before its expiry; and

4.	if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

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DEFINITION OF “COMPETING BID” A Competing Bid is a take-over bid that:

1.	is made while another Permitted Bid is in existence; and

2.	satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made.

DEFINITION OF “PERMITTED LOCK-UP AGREEMENT”

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

1.	(i) no limit on the right of the Locked-up Persons to withdraw its common shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii) limits such right to withdraw its common shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid, and the Competing Bid (or other transaction) is made for the same number of common shares as the original take-over bid; and

2.	for no “break-up” fee or “top-up” fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take- over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons in the event that the original take-over bid is not successfully completed or if any Locked-up Person fails to tender their common shares under the original take-over bid.

REDEMPTION OF RIGHTS

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

WAIVER

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the shareholders of the Corporation.

     The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

TERM OF THE RIGHTS PLAN

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation’s annual meeting of shareholders to be held in 2009.

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AMENDING POWER

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

RIGHTS AGENT

Computershare Trust Company of Canada.

RIGHTSHOLDER NOT A SHAREHOLDER

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Corporation.

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CAE / PROXY INFORMATION CIRCULAR

APPENDIX C

RIGHTS PLAN RESOLUTION “Be it resolved that:

1.	The renewal of the shareholder protection rights plan agreement between the Corporation and Computershare Trust Company of Canada (the “Rights Plan”), a summary of which is set forth in Appendix B to the accompanying proxy information circular, is hereby approved.

2.	Any one officer or Director of the Corporation be and is hereby authorised and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.”

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APPENDIX D

CAE INC. BOARD MANDATE

CAE INC. BOARD OF DIRECTORS’ RESPONSIBILITIES

Management is responsible for the management of the Company. The Board is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to, management.

In fulfilling its mandate, the Board shall, among other things:

MANDATE

The Board shall act in the best interest of the Company.

COMMITTEES

The Board will maintain an Audit Committee, a Human Resources Committee and a Governance Committee, each comprised entirely of independent directors. The Board may also maintain an Executive Committee. The Board may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.

STRATEGY

The Board will maintain a strategic planning process and annually approve a strategic plan that takes into account, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.

CORPORATE GOVERNANCE

Corporate Governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s annual report and management proxy circular.

     The Board periodically reviews a Disclosure Policy for the Company that, inter alia: addresses how the Company shall interact with shareholders, analysts and the public and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including email.

     The Board, through its Audit Committee, monitors the integrity of the Company’s internal controls and management information systems.

     The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices generally.

The Board periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

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AUDIT, FINANCE AND RISK MANAGEMENT

The Board authorizes the Audit Committee to assist the Board in overseeing:

(i)	the integrity and quality of the Company’s financial reporting and systems of internal control and risk management;

(ii)	the Company’s compliance with legal and regulatory requirements;

(iii)	the qualifications and independence of the Company’s external auditors; and

(iv)	the performance of the Company’s internal accounting function and external auditors.

SUCCESSION PLANNING

The Board develops, upon recommendation of the Human Resources Committee, and monitors a succession plan for senior officers of the Company.

OVERSIGHT AND COMPENSATION OF MANAGEMENT

The Board considers recommendations of the Human Resources Committee with respect to:

(i)	the appointment and compensation of senior officers of the Company at the level of Vice President and above;

(ii)	the compensation philosophy for the Company generally;

(iii)	the adoption of any incentive compensation and equity based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which officers are or may be eligible to participate, and;

(iv)	the Company’s retirement policies and special cases.

The Board communicates to the CEO and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the CEO’s position description and objectives and his performance against these objectives.

ENVIRONMENTAL AND SAFETY MATTERS

The Board approves Health & Safety and Environmental policies and procedures and reviews any material issues relating to environmental and safety matters and management’s response thereto.

DIRECTORS’ QUALIFICATIONS, COMPENSATION, EDUCATION AND ORIENTATION

The Board, through the Corporate Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new Directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent.

     The Board, through the Corporate Governance Committee, develops a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its Committees and the contributions that individual Directors are expected to make, and develops a program of continuing education if needed for Directors.

     The Board considers recommendations of the Corporate Governance Committee with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director of the Company.

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ASSESSMENT OF BOARD AND COMMITTEE EFFECTIVENESS

The Board considers recommendations of the Corporate Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the Committees of the Board and the contribution of individual Directors, which assessments shall be made annually. These results are assessed by the Chairman of the Board and/or the Chairman of the Corporate Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The number of Directors permits the Board to operate in a prudent and efficient manner.

PENSION PLANS

The Board is responsible to oversee the management of the Company’s pension plans and does this through its Human Resources Committee.

OUTSIDE ADVISERS

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Chairman of the Board, and have access to the advice and services of the Company’s Secretary, who is also the Vice President, Legal and General Counsel.

May 17, 2006

35

CAE

People with passion.
That's where it all begins.

ANNUAL REPORT FOR THE YEAR ENDED MARCH 31, 2006

1 Corporate Profile

1 2006 Financial Highlights

3 Chairman’s Message

5 Message to Shareholders

11 Simulation Products/Civil

13 Training and Services/Civil

15 Training and Services/Military

17 Simulation Products/Military

18 CAE Presence Worldwide

21 Community Involvement

22 Outreach

23 Environment

25 Management Discussion and Analysis

71 Management&#146s Statement of Responsibility and Auditors’ Report

72 Consolidated Financial Statements

75 Notes to Consolidated Financial Statements

115 Board of Directors and Officers

116 Shareholder and Investor Information

C O R P O R ATE PROFILE

CAE is a world-leading provider of simulation and modelling technologies for civil aviation and military customers. With annual re v e n u e s o f m o re than C$1 billion, the Company operates in 19 countries around the world. CAE has sold nearly 700 simulators and training devices to airlines, aircraft manufacturers, training centres and defence forces for air and ground purposes in more than 40 countries. Wi t h o v e r 100 full-flight simulators in more than 20 aviation training centres serving approximately 3,500 airlines, aircraft operators a n d m a n u f a c t u rers across the globe, CAE is a world leader in aviation, maintenance and crew training services. CAE licences its simulation s o f t w a re to various market segments and has a professional services division assisting customers with wide-ranging simulation-based needs.

2006 FINANCIAL HIGHLIGHTS
(amounts in	millions, except per share amounts)		2 0 0 6	2 0 0 5	2 0 0 4

Operating	re s u l t s
Continuing operations
R e v e n u e			1 , 1 0 7 . 2	9 8 6 . 2	9 3 8 . 4
E a rnings (loss)			7 0 . 9	( 3 0 4 . 7)	4 7 . 4
Net earnings (loss)			6 4 . 9	( 1 9 9 . 9)	6 4 . 0

Financial position
Total	assets		1 , 7 1 6 . 1	1 , 6 9 9 . 7	2 , 3 0 8 . 7
Total	debt, net	of cash	1 9 0 . 2	2 8 5 . 8	5 2 9 . 6

Per share
E a rnings (loss)		from continuing operations	0 . 2 8	( 1 . 2 3)	0 . 2 0
Net earnings (loss)			0 . 2 6	( 0 . 8 1)	0 . 2 7
D i v i d e n d s			0 . 0 4	0 . 1 0	0 . 1 2
S h a reholders’ equity			2 . 7 0	2 . 6 4	3 . 9 4

CAE ANNUAL REPORT 2006 _ 1

CHAIRMAN’S MESSAGE

On behalf of the Board I am pleased to report considerable progress during the past year at CAE. A number of initiatives are well underway aimed at sustaining the Company’s position as a world leader in simulation, modelling and training services, while ensuring that it becomes a more efficient enterprise.

Under Chief Executive Robert Brown’s leadership, your Company is successfully executing the restructuring plan that was announced early in 2005. These efforts have produced a strengthened balance sheet with considerably less debt, increasingly streamlined business processes, a more consolidated global footprint, and a workforce whose considerable talents are aligned with specific strategic and financial targets. This progress would not have been possible without the commitment and support of CAE’s executives, managers, and employees around the world.

Richard J. Currie, O.C.C., a member of CAE’s Board since 2001, will not be standing for re-election this year. We wish to extend our sincere gratitude and appreciation to Mr. Currie for his outstanding contribution to the development of the Company during this transformation period.

Robert Lacroix, O.C., Ph.D., a professor of Economics at the University of Montreal, was appointed to the Board in December 2005. Having served as Rector of the University from 1998 until 2005, Dr. Lacroix is an acknowledged expert on the economics of technological progress and innovation. We welcome Dr. Lacroix to the Board.

With a more streamlined structure and a keen focus on developing leading-edge technology, CAE is well positioned to take advantage of growth in the global civil aerospace industry, as well as new opportunities in the military market.

We are grateful for the confidence, trust and continued support of all those with a stake in the Company’s ongoing success.

L. R. Wilson Chairman of the Board May 17, 2006

CAE ANNUAL REPORT 2006 _ 3

MESSAGE TO SHAREHOLDERS

This year has been one of transition and tremendous change at CAE as we moved to establish a solid foundation for shareholder value in the future. While our efforts through the transition phase continue, we have made considerable progress. CAE’s balance sheet has been strengthened, our restructuring plans are on track, investments have been made to consolidate and improve upon our technological leadership, and all this, while generating positive free cash flow.

These important milestones could not have been reached without the dedication, commitment and re-engagement of our employees.

Our success, as the theme of this Annual Report points out, begins and ends with the people who work at CAE.

IMPROVED FINANCIAL POSITION, NEW ACCOUNTABILITY

We have made key strides in restoring the health of our balance sheet, resulting in greater financial flexibility for the future. To help us more effectively manage the business, we began reporting our financial results in four different segments: Simulation Products/Civil, Training and Services/Civil, Simulation Products/Military and Training and Services/Military. This segmentation reflects the healthy diversification of our business, aligning us with successful aerospace companies around the world. Each segment is now accountable for meeting performance objectives around its own P&L responsibility and balance sheet. To further bolster our new structure, we introduced key members of management including Marc Parent, Group President, Simulation Products; Suzanne Roy, Vice President, Program and Product Management and Customer Services; and François Chagnon, who heads our Global Strategic Sourcing group.

CAE is now generating free cash flow, a key indicator of the quality of a company’s earnings. We have reduced net debt by $95.6 million to

$190.2 million compared to $285.8 million at the end of fiscal year 2005, while significantly improving our working capital position.

STREAMLINING OUR PROCESSES

We have streamlined the processes by which we design, develop, manufacture, deliver and maintain CAE’s leading-edge technology. In Montreal, Canada, we reduced the footprint of our manufacturing facilities by more than 10%, bringing work that had formerly taken place in adjacent facilities back into the main plant. We also completely reorganized the flow of work within this facility, increasing synergy and efficiencies while reducing costs.

Through our new global sourcing strategy, we reduced the cost of our bill of material. Continuous improvement programs such as Kaizen workshops have been successful in driving down our manufacturing cycle times. By instituting a strict change-control process and standardizing our approach to simulator development, we achieved our goal of reducing the time required to build and deliver an Airbus A320 full-flight simulator to within 14 months from 18-20 months. We now intend to apply these new processes to the manufacturing of other civil simulator platforms.

CAE ANNUAL REPORT 2006 _ 5

NEW SYNERGIES

We are continually developing new synergies between our Military and Civil groups. For instance, commercial-off-the-shelf technologies developed as part of CAE’s military simulation tools are now finding their way into our civil simulation products as well.

Within our network of aviation training centres, we are redeploying simulators to maximize their utilization as well as consolidating our footprint, closing several centres in the US and in Europe. In order to bring CAE’s people closer to customers and to reduce our overhead costs, we eliminated a layer of management at the regional level. And recently, we decided to implement Six Sigma in the Civil Training business to provide us with standardized processes and consistent service across our global network.

These changes have allowed us to reach our goal of $14 million in cost savings in fiscal year 2006. As indicated at the announcement of our restructuring in February 2005, we continue to expect this to rise to $30 million in fiscal year 2008.

CONTINUING TO FOCUS ON CUSTOMERS

While improving productivity during our restructuring, we continued to listen carefully to our customers, increasing the level of personal contact with them to fully understand their priorities. As a result, we are meeting market needs by developing new ways to provide high-quality technological solutions at a lower cost.

EMPLOYEE ENGAGEMENT ON THE RISE

During this year of transition, we emphasized that employees are our greatest asset. Improving morale and building employee engagement have been a key focus. We have increased the level of communication throughout the organization, improving employee access to senior management and aligning all efforts along the same priorities. Changes to the Employee Stock Purchase Plan have facilitated employee ownership of Company stock. I’m pleased to report that a recent survey has shown a good improvement in employee engagement compared to a year ago.

60 YEARS OF INNOVATION

CAE will celebrate its 60th anniversary in March 2007. Our legacy and our future depend on the continued innovation, commitment and strength of our people. The real potential of CAE is realized by unlocking the unique technologies and capabilities that reside within the Company. Our $630-million R&D program, Project Phoenix, is intended to do just that. We will enhance our existing portfolio of products and training solutions through innovations that continue to lead the industry and set new standards for safety and efficiency.

MOVING FORWARD

Looking to the future, we will continue to strengthen our financial position while consolidating and improving on gains from restructuring. We also plan to capitalize on the continued upturn in the world’s aerospace industry. Leveraging our full spectrum of products and services, we are addressing the needs of non-traditional as well as newly emerging markets such as China and India. We will also continue to make efforts to re-engage our employees.

I want to thank all CAE employees whose work and dedication allowed us to manage this challenging year of transition with little disruption to customers. I wish to express my appreciation, too, for their continued generosity and involvement in the community. Through programs such as United Way/Centraide, and an emergency appeal to help our colleagues in Biloxi affected by Hurricane Katrina, the employees of CAE are proving that they want to make a meaningful contribution to the communities in which they work.

To our shareholders, I would like to offer my assurance that we are making every effort to reward you for your continued confidence in CAE.

While much has been accomplished, there are many opportunities to improve our performance and to continue to create value.

Robert E. Brown President and Chief Executive Officer May 17, 2006

6 _ CAE ANNUAL REPORT 2006

OUR EMPLOYEES IN MONTREAL

How our simulation experts make it real

OF THE 5,000 TALENTED EMPLOYEES WHO MAKE UP THE COLLECTIVE STRENGTH AND EXPERTISE OF CAE, ABOUT 3,000 PEOPLE ARE BASED AT ITS HEAD OFFICE AND MAIN MANUFACTURING FACILITY IN MONTREAL, CANADA. THERE, EMPLOYEES INVOLVED IN ENGINEERING, SOFTWARE AND TECHNOLOGY DEVELOPMENT COMBINE THEIR EFFORTS WITH THOSE IN PROGRAM AND PRODUCT MANAGEMENT, GLOBAL STRATEGIC SOURCING, SALES AND MARKETING AS WELL AS MANUFACTURING TO DESIGN, BUILD, DELIVER AND SUPPORT SOME OF THE WORLD’S MOST INNOVATIVE SIMULATION TECHNOLOGY INTENDED FOR BOTH CIVIL AND MILITARY MARKETS.

Montreal is home to a training facility that offers Bombardier CRJ200 and Airbus A310 training to the pilots of Air Transat and Air Canada

Jazz, as well as providing technical services for several Embraer 170 and 190 simulators.

Also based in CAE’s head office are strategic personnel in finance, human resources, communications and legal affairs, who provide the vital infrastructure that helps drive the Company’s progress.

PULLING OUT ALL THE STOPS

In fiscal year 2006, CAE’s employees in Montreal pulled out all the stops to dissolve the silos that had previously existed between its Military and Civil business units and to develop synergies that would benefit the whole Company. Through programs aimed at streamlining CAE’s processes, employees regularly saw opportunities for improvements and made recommendations to bring about real change.

In addition, consolidating the work from four adjacent facilities and bringing everyone under the same roof reduced CAE’s footprint by more than 10% in the Montreal area and was a major factor in improving workflow and reducing costs.

A VISION FOR THE FUTURE BASED ON R&D

In November 2005, CAE launched Project Phoenix, a $630-million, six-year R&D initiative, with the goal of enhancing current leading-edge technologies and developing additional ones in order to build on CAE’s position as a world leader in simulation, modelling and services.

As the largest integrated R&D project ever undertaken in CAE’s history, Project Phoenix is a key element of the Company’s restructuring plan announced earlier in 2005. It is a leading-edge technology project that will significantly modify CAE’s product lines and its methods of design, development and production.

The program will not only enhance CAE’s technology offerings in key markets but will also contribute to ongoing employment in Montreal,

where employees will carry out the work at CAE’s R&D laboratories, and test and integration facilities.

By unleashing the innovative spirit and creative energies of CAE’s employees, Project Phoenix is expected to produce long-term new applications in existing, adjacent and emerging markets for the Company.

SIMULATION PRODUCTS CIVIL

Renowned for excellence. Celebrated for innovation.

THE TALENT AND CREATIVITY OF CAE’S WORKFORCE HAVE HELPED ESTABLISH THE COMPANY AS THE WORLD’S LEADER IN FLIGHT SIMULATION. THANKS TO ITS EMPLOYEES’ RELENTLESS QUEST FOR EXCELLENCE, CAE IS KNOWN FOR THE REALISM, QUALITY AND RELIABILITY OF ITS SIMULATION TECHNOLOGY.

CAE has simulated the entire range of large civil aircraft as well as the leading regional and business aircraft and a number of civil helicopters. In addition, CAE offers a full spectrum of flight and maintenance training equipment, including visual systems and CAE Simfinity®— a suite of simulation-based desktop products, 3-D trainers and interactive learning courses. In total, CAE has supplied more than 500 civil flight simulators and training devices to more than 110 airlines, aircraft manufacturers and training centres worldwide.

NOTABLE CONTRACTS IN FISCAL 2006

CAE won orders for 21 civil full-flight simulators in fiscal 2006, a 24% increase over the previous fiscal year. Of those orders, 15 were awarded by customers in the Asia-Pacific region, including contracts from longstanding CAE customer Japan Airlines for three full-flight simulators with electric motion system technology, and a CAE Maintenance Training Simulator System, all for Boeing 737 NG aircraft.

Other notable wins included a contract for the world’s first full-flight simulator for the new ARJ21 regional jet being developed by China’s AVIC I Commercial Aircraft Co. (ACAC), and an order for two Airbus A320 full-flight simulators and two CAE Simfinity maintenance/flight training devices from Malaysia’s AirAsia. As well, CAE won a contract from Air Canada for full-flight simulators for the Embraer 170 and Embraer 190 aircraft for which it had previously developed the world’s first prototype simulators.

MOVING AHEAD ON RESTRUCTURING

Through Kaizen workshops and a strict focus on streamlining business processes and increasing synergies, employees working within Simulation Products/Civil have made considerable progress in reducing both costs and manufacturing cycle times. In fiscal year 2006, they were successful in meeting the Company’s objective of building, delivering and having certified an A320 simulator within 14 months, a significant reduction from the 18-20 months it took previously.

LOOKING TO THE FUTURE

CAE’s employees are continually seeking ways to enhance the simulation products they produce to help customers improve the safety and efficiency of their operations. The latest developments in simulator manufacturing are the result of an increased focus by airlines on life cycle costs of equipment accompanied by the ongoing need for high-fidelity simulation in training. Currently, CAE is investing in the evolution of new technology to make aviation training more effective, more accessible and more rapidly deployable to a wider range of customers. Technological advances include electric-mechanical motion systems, enhanced visual systems, deployable ground school and heightened realism in the cockpit.

CAE ANNUAL REPORT 2006 _ 11

TRAINING AND SERVICES CIVIL

Customer-centricity at its best

OF CAE’S 5,000 EMPLOYEES WORLDWIDE, APPROXIMATELY 1,000 WORK IN THE MORE THAN 20 FACILITIES THAT ENCOMPASS CAE’S GLOBAL TRAINING NETWORK. THESE EMPLOYEES STRIVE DAILY TO MEET AND EXCEED CUSTOMER EXPECTATIONS IN PROVIDING BUSINESS, REGIONAL AND COMMERCIAL AVIATION TRAINING THAT IS PRACTICAL, OPERATIONAL AND CONTINUAL FOR PILOTS, MAINTENANCE

TECHNICIANS AND CREW MEMBERS.

To help aircraft operators enhance the safety of their operations and gain efficiencies, CAE employees offer tailored training services ranging from fully integrated training programs to deployable ground school capabilities and e-learning solutions. To meet the growing demand for airline pilots worldwide, CAE has developed a comprehensive pilot provisioning solution, a turnkey, value-added service that includes a complete range of pilot recruiting, screening, selection and training services. And as part of its complete portfolio of services, CAE is making the expertise, resources and automated tools it deploys in its network of training centres available to airlines operating their own training facilities. These services include the design, development and creation of courseware and curricula.

MAXIMIZING THE TRAINING NETWORK’S CAPABILITIES

CAE employees are continually exploring ways to enhance customer satisfaction while becoming more efficient. As a result, a number of simulators are being relocated to maximize utilization. CAE recently launched Six Sigma, a multi-faceted approach to process improvement aimed at reducing service delivery defects to zero, and which ultimately enhances customer satisfaction. By driving operational efficiency, improving productivity, and establishing a benchmark standard, Six Sigma gives CAE a competitive advantage, allowing the Company to offer consistent and effective service worldwide.

COMMERCIAL AIRLINES CALL UPON CAE FOR TRAINING

Fiscal 2006 saw CAE win a number of important training contracts, including a 10-year agreement with Virgin Atlantic Airways for Airbus A340-600 and Boeing 747-400 training. Also, Spanish low-cost carrier Vueling awarded CAE a contract for pilot provisioning services for Airbus A320 type-rated pilots. In addition, CAE won a contract from JetBlue Airways for maintenance and engineering support of its CAE-built full-flight simulators. Other notable contracts were those awarded by easyJet, Ryanair and AirAsia, for services including simulator maintenance, technical services, and pilot provisioning.

EXPANDING TO ADDRESS BUSINESS AVIATION GROWTH

In response to growth in business aviation, CAE is establishing a new training centre for business aviation in New Jersey, US. Slated to open by the end of 2006, the North East Training Centre is the future site of the world’s first training program for the Dassault Falcon 7X business jet as well as Falcon 900 EX/EASy and 2000 EX/EASy training. In addition, CAE’s training centre in Burgess Hill, UK is undergoing an expansion to become the European site for Falcon 7X entitlement training and other business jet training programs.

EMERGING MARKETS CONTINUE TO PLAY AN IMPORTANT ROLE

Fast-growing airlines in Asia and the Middle East are turning to CAE for their training needs. Fiscal 2006 saw Air Deccan, SpiceJet and Kingfisher Airlines of India as well as Oman Air and Qatar Airways choose CAE for their training. To address the pilot shortage in China, CAE is expanding its Zhuhai Flight Training Centre, a joint venture between CAE and China Southern Airlines, by building an additional training facility in the Zhuhai free trade zone. The new centre is slated to house six simulator bays and is expected to be operational by early 2007. With this expansion, the Zhuhai Flight Training Centre will operate a total of 13 CAE-built simulators, maintaining its position as China’s largest independent training facility.

CAE ANNUAL REPORT 2006 _ 13

TRAINING AND SERVICES MILITARY

Today’s challenges are formidable. So are our capabilities.

THROUGH ONGOING MILITARY TRAINING OPERATIONS AT MORE THAN 60 LOCATIONS IN NORTH AMERICA, EUROPE, AUSTRALIA AND ELSEWHERE IN THE WORLD, CAE’S EMPLOYEES PRIDE THEMSELVES ON PROVIDING CUSTOMERS WITH TURNKEY TRAINING, A FULL RANGE OF TRAINING SUPPORT, AND SIMULATION-BASED PROFESSIONAL SERVICES.

Training solutions range from comprehensive aircrew training and instruction to technical and engineering services, maintenance and logistics support, and consulting. With today’s military forces facing increasing pressure to reduce operating costs, improve performance and maintain a high state of readiness, there has been a growing trend to outsource a variety of training services as well as apply simulation to all phases of a defence system’s lifecycle. Based on their experience and talent, CAE employees are well qualified to respond to these challenges.

US, GERMAN, AUSTRALIAN, AND CANADIAN ARMED FORCES LOOK TO CAE
FOR TRAINING SERVICES

Recognizing CAE’s leadership in military training services, the armed forces of the United States, Germany, Australia, and Canada signed significant contracts with the Company during fiscal year 2006. CAE was awarded two contracts by the US Army Program Executive Office—Simulation, Training, and Instrumentation. One contract was a very strategic win for the Company to establish five rapid database-generation facilities for the United States Army in the US and abroad. Under the Synthetic Environment Core—Database Virtual Environment Development, CAE will establish these facilities to help facilitate rapid and realistic mission rehearsal capabilities for the US Army. The other contract calls for CAE to support mission rehearsal and training systems for the US Army’s 160th Special Operations Aviation Regiment—Airborne at Ft. Campbell, Kentucky.

In fiscal year 2006, CAE continued its long-standing support of the German Armed Forces’ flight simulation equipment at 15 sites around the world. New for fiscal year 2006 was a contract to provide maintenance and support services for 12 helicopter simulators at the German Army Aviation School at Bückeberg. Near the end of the fiscal year, the Commonwealth of Australia awarded CAE a five-year contract to provide support services for the new A330 Multi-Role Tanker Transport (MRTT) aircraft training systems that CAE will be designing and manufacturing. Fiscal year 2006 also saw the Company awarded a contract by Canada’s Department of National Defence to provide simulator maintenance and logistics support services for a range of flight simulation equipment operated by the Canadian Forces.

APPLYING LEADING-TECHNOLOGY TO DEVELOP NEW OPPORTUNITIES

CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system life cycle. At the beginning of the fiscal year, CAE launched its new CAE Professional Services unit following the acquisition of Greenley & Associates. CAE Professional Services will spearhead the Company’s initiatives to support defence, government and security agencies throughout the lifecycle of their projects, from initial research and concept development to design and production. As a result, CAE employees are working to help customers apply simulation to analysis, design, research and experimentation applications. CAE experts now offer professional and consulting services in areas such as human factors engineering, capability assessment, modelling and simulation, and emergency response training.

CAE ANNUAL REPORT 2006 _ 15

SIMULATION PRODUCTS MILITARY

Leaders in technology… because we’re committed to innovation.

CAE EMPLOYEES WORKING FOR SIMULATION PRODUCTS/MILITARY USE THEIR TECHNOLOGICAL EXPERTISE AND INNOVATIVE SPIRIT TO DESIGN AND BUILD SOPHISTICATED MILITARY TRAINING AND MISSION REHEARSAL EQUIPMENT FOR DEFENCE FORCES AROUND THE WORLD.

Through modelling and simulation technologies such as the CAE STRIVE® simulation development framework as well as the new CAE Medallion™ 6000 visual system, employees have earned a world-leading position in military flight simulation and mission rehearsal for CAE. Today, CAE’s simulation and training systems can be deployed rapidly and allow for seamless interoperability between allies, teaching warfighters not only how to fly safely, but also allowing them to rehearse dangerous missions in a no-risk virtual environment. CAE’s engineers have designed the widest range of helicopter simulators in the world and more training systems for the C-130 Hercules than any other company. Employees are proud of CAE’s reputation as a simulation technology leader in the military market.

MAJOR MILITARY CONTRACTS UNDERSCORE CAE’S WORLD LEADERSHIP

A number of CAE’s major military contracts for simulation products in fiscal year 2006 underscored the appreciation of some of the world’s leading defence contractors and militaries for CAE’s technological leadership. Spain’s leading aerospace company, EADS CASA, selected CAE as its preferred provider of simulation and training systems for C-295 aircraft programs worldwide. As part of this strategic collaboration, EADS CASA awarded CAE contracts for one C-295 simulator that will go to the Brazilian Air Force and another for the EADS CASA training centre in Seville, Spain. Later in the fiscal year, CAE won an additional contract from prime contractor EADS CASA to provide a turnkey training capability for the Royal Australian Air Force’s new A330 Multi-Role Tanker Transport (MRTT) aircraft. Also, Lockheed Martin Corporation exercised contract options for CAE to design and manufacture three additional C-130J/KC-130J weapon systems trainers for the United States Air Force and the United States Marine Corps, reinforcing CAE’s global leadership in providing simulation and training solutions for the C-130 aircraft. Fiscal year 2006 also saw the Company continue its growing relationship with the United States Navy, which awarded CAE additional contracts for MH-60S simulators as well as upgrades to its P-3C Orion simulators.

ACQUISITION EXPANDS CAE’S PRODUCT OFFERINGS

In fiscal year 2006, the Company acquired Terrain Experts Inc., known in the military market as TERREX, a leading developer of software tools for simulation database generation and visualization. The acquisition enhances CAE’s ability to develop and offer commercial-off-the-shelf software to the market.

CLOSE RELATIONSHIPS WITH KEY CLIENTS AND PRIME CONTRACTORS

Thanks to its employees, CAE continues to be recognized as an innovator with key clients such as Germany’s Armed Forces and the US Army’s 160th Special Operations Aviation Regiment – Airborne, which has an ongoing requirement for the world’s most advanced mission rehearsal and training systems. Through its employees’ reputation for innovation, its leading-edge technology, and its strategy of establishing close relationships with prime contractors and original equipment manufacturers, CAE is well positioned on key aircraft platforms such as the NH90 helicopter, C-295 medium transport, C-130J tactical transport, A330 MRTT, CH-47 Chinook helicopter, and others.

CAE ANNUAL REPORT 2006 _ 17

COMMUNITY INVOLVEMENT

Impact on education

EDUCATING THE NEXT GENERATION OF HIGHLY QUALIFIED PERSONNEL IN THE FAST-PACED SIMULATION TECHNOLOGY ENVIRONMENT IS KEY TO MAINTAINING CAE’S LEADING EDGE IN THE INDUSTRY. TO THIS END, CAE SUPPORTS PROMISING SCIENCE AND ENGINEERING STUDENTS BY ALLOCATING A SIGNIFICANT PORTION OF ITS TOTAL DONATIONS TO SCHOLARSHIP PROGRAMS IN NORTH AMERICAN UNIVERSITIES AND COLLEGES.

In the US, CAE SimuFlite awards scholarships to potential aviators through the University Aviation Association (UAA), the Organization

of Black Airline Pilots (OBAP) and Women in Aviation International (WAI).

SUPPORT FOR HEALTH AND HEALTH CARE

This year, CAE became a major contributor to several health care centres in the Montreal area, including the Ste. Justine Hospital Foundation, the Montreal Children’s Hospital Foundation, the Maisonneuve-Rosemont Hospital, the Laval Palliative Care Home and the Auxiliary of the Royal Victoria Hospital, to name but a few.

CAE also lent its support to a number of charitable foundations that battle cancer and other diseases, including the Canadian Cancer Society, the Multiple Sclerosis Foundation, the Quebec Heart & Stroke Foundation, the Laval Alzheimer Society, and the Weekend to End Breast Cancer. In February 2006, Chief Executive Officer Robert E. Brown was honoured for his years of dedication to the Multiple Sclerosis Foundation of Canada at a banquet in Montreal that helped raise over $440,000 for the Foundation.

Many of CAE’s employees support their local health-related charities. In the United Kingdom, for example, staff at RAF Benson raised funds for the Oxford Children’s Hospital Campaign by selling their older computers.

COMMUNITY OUTREACH

CAE’s Canadian and US-based employees continued to generously support the Centraide/United Way campaign in fiscal year 2006. Employees in Montreal contributed $323,000 of CAE’s total donation of $423,000 to Centraide of Greater Montreal. In Tampa, Florida, CAE USA employees donated US$22,900 to their local United Way drive.

Youth outreach and humanitarian aid were but a few other causes supported by employees worldwide. In Dallas, Texas, CAE SimuFlite employees amassed funds and vital necessities for the Grapevine Relief and Community Exchange (GRACE), a non-profit agency providing emergency assistance to people in the Dallas-Fort Worth community whose needs were much greater this year due to Hurricane Katrina. CAE SimuFlite employees in Dallas, Texas, participated in the 2005 Habitat for Humanity Housing Blitz, helping build homes for families in need.

CAE ANNUAL REPORT 2006 _ 21

OUTREACH

Helping our colleagues in need

THE LIVES OF 23 CAE EMPLOYEES LIVING IN THE BILOXI, MISSISSIPPI, AREA WERE SHATTERED ON AUGUST 29, 2005, WHEN HURRICANE KATRINA HIT THEIR CITY WITH A 30-FOOT SURGE. THOUGH THERE WERE NO FATALITIES, AND EMPLOYEES AND THEIR FAMILIES DID NOT SUFFER PHYSICAL INJURIES, THE EFFECTS WERE DEVASTATING. SOME EMPLOYEES WERE LEFT HOMELESS, OTHERS SAW THEIR HOUSES SEVERELY DAMAGED AND MANY URGENTLY NEEDED BASIC SUPPLIES SUCH AS FOOD, CLOTHING OR TEMPORARY HOUSING.

ENVIRONMENT

Strengthening health and safety by building awareness

THE HEALTH AND SAFETY OF CAE’S EMPLOYEES ARE OF PARAMOUNT IMPORTANCE TO THE COMPANY. CAE IS CONTINUOUSLY STRENGTHENING ITS HEALTH AND SAFETY PROGRAMS BY INCREASING AWARENESS, FORMALIZING ITS PROCEDURES, MINIMIZING RISK AND BEING MORE PROACTIVE IN ACCIDENT PREVENTION, WITH THE ULTIMATE OBJECTIVE OF ACHIEVING ZERO LOST-TIME INCIDENTS RESULTING FROM EMPLOYEE INJURY.

This year, CAE’s Occupational Health and Safety Committee was the recipient of the 2006 Lachance-Morin award given annually by Quebec’s Association Sectorielle Paritaire to the company that has shown the most improvement in the area of accident prevention. The award recognizes the joint efforts of both management and union members in such areas as hazardous materials training given to employees and the development of safe working procedures for the assembly and dismantling of simulators.

WORKING TOGETHER FOR A GREENER TOMORROW

CAE employees continually seek to minimize their impact on the environment, as can be seen in a number of different initiatives. Five years after a new recycling program was launched in January 2001, CAE has achieved recycling rates of 71% for non-hazardous solid waste, 67% for hazardous waste and reduced its total waste going to landfills by 50%.

CAE is also a proud new member of the eTree program, a joint initiative of Computershare Investor Services Inc. and the Tree Canada Foundation that encourages shareholders to receive communications electronically rather than by mail. A tree will be planted on behalf of each participating shareholder.

Montreal employees decided to use the proceeds of their aluminium can recycling program for a good cause. Using the funds amassed from the program, CAE’s global food services provider, Sodexho, hosted a summertime party for several hundred children as part of its “Feeding our Future” program, providing summer lunches to children who receive financial assistance during the school year, and would otherwise be at risk of chronic hunger.

CAE ANNUAL REPORT 2006 _ 23

25	1 Highlights
26	2 Introduction
27	3 Caution Regarding Forward-Looking
Statements
27	4 Business Profile
27	5 Strategy and Key Performance
Drivers
30	6 Non-GAAP and Other Financial
Measures
31	7 Foreign Exchange
32	8 Consolidated Results
40	9 Consolidated Orders and Backlog
41	10 Segmented Results
51	11 Consolidated Cash Movements
and Liquidity
53	12 Consolidated Financial Position
56	13 Financial Instruments
57	14 Acquisitions, Business
Combinations and Divestitures
58	15Capability to Execute Strategy
and Deliver Results
58	16 Business Risks and Uncertainties
61	17 Financial Statement Disclosure
66	18 Systems, Procedures and Controls
67	19 Oversight Role of Audit
Committee and Board of Directors
67	20 Additional Information
67	21 Selected Financial Information

MANAGEMENT DISCUSSION AND ANALYSIS

May 17, 2006 For the fourth quarter and the year ended March 31, 2006

1 HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2006

·	Consolidated revenue was $284.3 million, $7.7 million over last quarter and $21.6 million higher than for the same quarter last year

·	Earnings from continuing operations were $14.8 million (or $0.06 per share) compared to $17.5 million (or $0.07 per share) in the preceding quarter and $9.3 million (or $0.04 per share) in the fourth quarter of fiscal 2005, when the Company recognized the gain on disposal of its Marine Control segment

·	Excluding non-recurring items, earnings from continuing operations were $23.2 million (or $0.09 per share) compared to $23.7 million (or $0.09 per share) in the third quarter and $14.1 million (or $0.06 per share) for the fourth quarter last year

·	Net earnings were $9.4 million (or $0.04 million per share) compared to $17.6 million (or $0.07 per share) in the preceding quarter and $108.8 million (or $0.44 per share) in the fourth quarter of fiscal 2005

·	Net cash provided by continuing operations amounted to $69.8 million. This compares with $90.8 million for the last quarter and $66.9 million for the fourth quarter last year

FISCAL 2006

·	Consolidated revenue exceeded $1.1 billion, a 12% increase over the fiscal 2005 level

·	Earnings from continuing operations were $70.9 million (or $0.28 per share) compared to a loss of $304.7 million last year. The profitability of each segment has been restored and improved during fiscal 2006 as the savings from the restructuring were achieved

·	Excluding non-recurring items, earnings from continuing operations were $86.8 million (or $0.35 per share). This compares with $46.9 million (or $0.19 per share) on the same basis for fiscal 2005

·	During fiscal 2006, the Company was impacted by the continued strengthening of the Canadian dollar. Over the year, the Canadian dollar appreciated 4%, 10% and 11% respectively against the US dollar, the Euro and the British pound, which are the three main operating currencies of the Company. Excluding the impact of the strengthening dollar, earnings from continuing operations would have been approximately $5 million higher

·	Net earnings were $64.9 million (or $0.26 per share) compared to a loss of $199.9 million (or $0.81 per share) last year

·	Net cash provided by continuing operations amounted to $236.2 million, a $50.2 million increase over the amount provided in fiscal 2005

FINANCIAL POSITION – MARCH 31, 2006

·	The Company’s financial position improved during fiscal 2006 owing to a $95.6 million reduction of the net debt level to $190.2 million resulting primarily from:

· positive free cash flow ($73.7 million)

· the impact of the strengthening Canadian dollar ($17.5 million)

·	Non-cash working capital ended the year at negative $74.5 million, improving by $84.1 million since March 31, 2005

·	Capital employed at March 31, 2006 stands at $865.5 million compared to $937.4 million a year ago. Return on average capital employed (ROCE) for the year was 9.6% excluding non-recurring items.

ORDERS AND OPERATIONS

·	During fiscal 2006, Simulation Products/Civil achieved the following:

	·	Received 21 full-flight simulator orders from various airlines worldwide, as well as a series of training devices

	·	Certified the world’s first Embraer 190 full-flight simulator

·	During fiscal 2006, Civil Training & Services signed various notable training agreements including the following:

	·	A ten-year agreement with UK-based Virgin Atlantic Airways to provide training for pilots of the carrier’s entire fleet of Airbus A340-600 and Boeing 747-400 aircraft. The contract also includes an option for Airbus A380 training

	·	A five-year contract for pilot training on Airbus A320 aircraft with the new Indian carrier, Kingfisher Airlines

	·	A multi-year agreement with Qatar Airways for Airbus A330 and A340 pilot training

	·	The extension of Oman Air’s Boeing 737 NG aircraft pilot training program

	·	A contract for Boeing 737 NG pilot training for the new Indian low-cost carrier SpiceJet

	·	The expansion of the CAE-China Southern Airlines joint venture in Zhuhai

	·	The establishment of an Airbus A320 pilot-provisioning program for the Spanish low-cost carrier, Vueling Airlines

·	During fiscal 2006, Military Simulation & Training was awarded key military programs, including the following:

	·	Work for NH90 full-mission simulators for the German long-term training service contract

CAE ANNUAL REPORT 2006 _ 25

·	Upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy

·	Tactical training capability upgrades to the C-130J and C-130H simulators of the Royal Australian Air Force (RAAF)

·	NFTC maintenance and support service and CF-18 system engineering support service contracts in Canada

·	One A330 Multi-Role Tanker Transport (MRTT) aircraft simulator for the Royal Australian Air Force

·	Three C-130J/KC-130J weapon system trainers for the US Air Force (USAF) and US Marine Corps (USMC)

·	One MH-60S operational flight trainer (OFT) for the US Navy

·	Two C-295 FFSs, one for the Brazil Air Force and one for EADS CASA’s training centre in Seville, Spain

·	An upgrade to a P-3C OFT and a spares and support package for the US Navy

RESTRUCTURING

·	CAE’s achievements for fiscal 2006 are a direct reflection of the commitments it made in its restructuring plan announced February 11, 2005. These achievements involved improvements in financial performance, changes to organizational structure, business and operational processes, as well as the launch of important new projects

·	Sale of the Marine Controls division to restore health of balance sheet and focus on core business

·	Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments, each with profitability and balance sheet responsibility, to reflect the way the business is managed and to provide more transparency to investors

·	Launch of Project Phoenix, a $630 million R&D initiative designed to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling and services

·	At the end of fiscal 2006, the Company incurred a total of $66 million in this restructuring plan ($34.0 million during fiscal 2006). Efforts to rationalize some training facilities progressed well during the year, with some actions remaining to be completed in fiscal 2007. The Company is also still re-engineering certain business processes in conjunction with the development of its new ERP system

OTHER

·	CAE launched its CAE Medallion™ 6000 series visual system, the latest innovation to its suite of image generators

·	In May 2005, CAE acquired Terrain Experts Inc., a leading developer of software tools for simulation database generation and visualization

2 INTRODUCTION

For the purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management Discussion and Analysis (MD&A) for the year (and three-month period) ended March 31, 2006, current as of May 17, 2006, focuses on CAE’s core business segments: Simulation Products/Civil (SP/C); Simulation Products/Military (SP/M); Training & Services/Civil (TS/C); and Training & Services/Military (TS/M).

     CAE’s fiscal year-end is March 31 and, unless otherwise indicated, all references to the “current year” or “2006” are for the fiscal year ending March 31, 2006, and all references to “last year,” “prior year,” or a “year ago” are for the fiscal year ended March 31, 2005. Except as otherwise indicated, all financial information discussed herein is determined in accordance with Canadian generally accepted accounting principles (GAAP), and all dollar amounts referred to herein are in Canadian dollars. Readers are encouraged to review the Company’s Consolidated Financial Statements in conjunction with the review of this MD&A.

     This MD&A has been written to provide readers with a view of the Company as seen through the eyes of Management and to help them better understand CAE’s:

·	operations and business environment

·	challenges, focus and strategy

·	key performance drivers

·	recent consolidated and segmented financial performance

·	financial position and ability to generate liquidity to meet current obligations and undertake future projects

·	capability to deliver results

·	business risks and uncertainties

·	critical accounting policies and estimates

·	Management’s accountability

     Materiality of information has been considered in preparing CAE’s financial statements and MD&A. Management considers information to be material if:

·	such information results in, or would reasonably be expected to result in, a significant change in the market price or value of CAE’s shares; or

·	there is a substantial likelihood that a reasonable investor would consider the information to be important in making an investment decision

Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

26 _ CAE ANNUAL REPORT 2006

3 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on estimates and assumptions which Management considered reasonable at the time they were prepared and may include information concerning the Company’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ, sometimes materially, from those contemplated by the forward-looking statements. Statements preceded by the words “believe,” “expect,” “anticipate,” “intend,” “continue,” “estimate,” “may,” “will,” “should” and/or similar expressions are forward-looking statements. CAE cautions the readers that the assumptions regarding future events, many of which are beyond the control of Management, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed herein (for additional information, refer to the Business Risks and Uncertainties section of this MD&A). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may occur, be announced or completed after such statements are made.

4 BUSINESS PROFILE

Founded in 1947 and headquartered in Montreal, Canada, CAE is a leading provider of simulation and modelling technologies and integrated training services for civil aviation and defence customers worldwide. CAE employs approximately 5,000 people in manufacturing operations and training facilities in 19 countries on five continents. More than 90% of CAE’s annual revenues are derived from worldwide exports and international activities.

     CAE designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for military organizations (Military business), commercial airlines, business aircraft operators and aircraft manufacturers (Civil business). CAE’s full-flight simulators (FFS) replicate aircraft performance in normal and abnormal operations as well as in a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas and flying environments, and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its FFS. CAE also operates a global network of aviation training centres in locations around the world.

     CAE’s Civil business is the world leader in the design and manufacture of civil FFS and visual systems used to train airline and business jet pilots. In addition, CAE is the second largest independent civil aviation training provider, with a global network of 22 training centres equipped with 108 FFSs.

     CAE’s Military business is also a global leader in the design of advanced military training systems for air, land and sea applications, having supplied the defence forces of more than 30 nations with military training systems and services. In addition to its comprehensive training services, the Company offers a range of simulation equipment and modelling and simulation software. CAE has designed one of the widest ranges of military helicopter simulators in the world and more training systems for the C-130 Hercules than any other company.

     Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed and reported through four segments:

·	Simulation Products/Civil (SP/C): designs, manufactures and supplies civil flight simulation training devices and visual systems

·	Simulation Products/Military (SP/M): designs, manufactures and supplies advanced military training products for air, land and sea applications

·	Training & Services/Civil (TS/C): provides business and commercial aviation training and related services

·	Training & Services/Military (TS/M): supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions Previously, the Company’s operations were broken down and reported in three operating segments: Military Simulation & Training (Military),

Civil Simulation & Training (Civil) and Marine Controls (Marine), until the disposal of the latter segment in the fourth quarter of fiscal 2005. CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT, respectively.

5 STRATEGY AND KEY PERFORMANCE DRIVERS

5.1 STRATEGIC REVIEW

Over the past few years, the Company transformed itself, evolving from a supplier of equipment to a provider of integrated training solutions. Following the arrival of Robert E. Brown as President and Chief Executive Officer in August 2004, an in-depth strategic review of CAE’s markets, customers and other stakeholders as well as the Company’s internal resources and capabilities was conducted. As a result of this review, the Marine Controls division was sold and the Company has refined its strategic direction and continues to provide a wide range of simulation and training products and services in its two core markets, Civil business and Military business. CAE’s strategy and objectives going forward revolve around the following initiatives:

CAE ANNUAL REPORT 2006 _ 27

·	Safeguarding technological leadership by constantly investing in R&D in consultation with customers to continue launching innovative products and services solutions that enhance customer’s operational efficiencies and further mitigate operational risks

·	Focusing on high growth markets such as Asia and the Middle East for the Civil business

·	Delivering a competitive training service in the marketplace while being cost effective and increasing revenue per simulator and the proportion training services (wet training) as opposed to leased time on training devices (dry training) in the Company’s global network of training centres

·	Bolstering the presence of the Military segments in the US market

·	Expanding vertically into other products and services within the aerospace and defence industry requiring technological excellence in modelling and simulation

·	Expanding horizontally to pursue opportunities in non-traditional areas of the defence market and emerging markets such as homeland defence and urban simulation by leveraging its extensive experience in modelling and simulation

·	Reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s global network of training centres. The reduction is being accomplished by reducing the manufacturing cycle time and by modularizing the products

·	Implementing sound business processes and effective systems

5.2 RESTRUCTURING PLAN

5.2.1 THE PLAN

In February 2005, in order to achieve its strategy, to leverage its core capabilities and to institute a platform for sustainable, profitable business growth, the Company formally announced a plan (the Restructuring Plan or the Plan) for which some action items had started during the third quarter of fiscal 2005. The Plan focuses on the elimination of duplication of effort together with the establishment of a more competitive cost structure and is intended to protect the Company’s technological leadership while at the same time fostering synergies between its various operating units and implementing sound business practices. The Plan included the following actions:

·	Consolidate development and production activities, including engineering, program management and global procurement (these functions had previously existed in various business units, resulting in duplication)

·	Improve initiatives geared towards standardizing processes and “productizing” the manufacturing process

·	Rationalize the civil training centre footprint, including consolidation of training centres where duplication exists and relocation of a number of FFSs to maximize yield

·	Optimize the work force, streamline the management structure and re-engage employees

·	Implement an Enterprise Resource Planning (ERP) system to improve transparency, accountability and information flow

·	Apply various other measures that affect the nature and focus of operations

5.2.2 ACTIONS TAKEN

Fiscal 2006 has been a transition year for CAE while the Company addressed its business processes and cost structure, with the goal of having a restructured and solid earnings base. Over the last 18 months, the Company has taken action in the following areas of activity:

Organizational restructuring

·	Sold the Marine Controls division to restore health to the balance sheet and to focus on core business

·	Reorganized the Company’s internal structure, effective April 1, 2005, such that operations are managed through four segments

·	Consolidated departments such as program management and engineering, which were previously divided between Civil and Military

·	Reduced the footprint in the main manufacturing plant by more than 10%; thereby improving productivity and increasing efficiency

·	Bolstered the management team and, at the same time, eliminated layers of regional management

·	Rationalized the civil training centre footprint, including the redeployment of seven FFSs, more specifically as a result of the following:

· The closure of the Maastricht operations (training centre and flight school) and the redeployment of its activities and assets to the Company’s training centres in Amsterdam and Brussels

· The closure of the Senasa (Spain) training centre and the redeployment of its operations and A340 FFS to the Company’s Madrid training centre (Barajas)

Operational & procedural restructuring

·	Standardized and optimized the development and manufacturing processes, leading to faster production of lower-cost FFSs and greater rationalization of the manufacturing footprint

·	Launched Project Phoenix, a $630-million R&D initiative designed to help maintain CAE’s technological leadership

·	Concluded more than 500 layoffs to right-size the organization and to reduce duplication

·	Created Global sourcing function to combine procurement activities in one department with a mission to reduce the cost of sub-contracted work to the Company as well as inputs from suppliers. It also facilitates knowledge sharing across CAE’s global business and implementation of best practices in procurement

·	Introduced a new compensation structure that emphasizes Management’s focus on economic value creation

·	Instituted more disciplined bid procedures and use of the balance sheet

·	Introduced Kaizen workshops and Six Sigma quality control to increase efficiency, improve employee engagement and ensure customer satisfaction

28 _ CAE ANNUAL REPORT 2006

5.2.3 ACTIONS STILL IN PROGRESS

As stated above, since the Restructuring Plan was announced, TS/C completed the relocation of seven FFSs, four more are in the process of being redeployed and others will be relocated by the end of fiscal 2007. Once the Restructuring Plan is finalized, CAE expects that 28 FFSs will have been affected by the restructuring process.

     The expansion and conversion of CAE’s Burgess Hill (UK) facility, which was solely serving the Military segment, to a civil training facility is also well under way, and the extension is expected to be completed during the fall of 2006. After the expansion is completed, the Burgess Hill facility will host a total of eight FFS bays. Following the conversion, Burgess Hill will serve both the military and civil segments.

     In Spain, CAE and its partner, Iberia Lineas Aereas de España S.A. (Iberia), moved forward with their consolidation plan, and the Alcala training centre will be closed once the expansion of the Barajas Training Centre is completed and all the FFSs have been redeployed. The Company expects the Barajas training centre to be fully operational by end of fiscal 2007.

     Upon the completion of the North East training centre in late calendar 2006, the secondary Dallas training centre will be closed. This closure will mark the end of our redeployment strategy under our Restructuring Plan.

During fiscal 2007, the Company will continue to:

·	review its product and services portfolio to deliver solutions focused on customers’ needs

·	develop processes aimed at creating innovation by which to systematically extend its capabilities and technology into new markets

·	incur some additional costs associated with the re-engineering of its business processes as they relate to the implementation of an ERP system

5.3 KEY PERFORMANCE DRIVERS The Company believes that it has the following competitive advantages:

5.3.1 TECHNOLOGICAL LEADERSHIP

The Company’s technological leadership is unparalled and is a key competitive advantage. Pilots around the world regard CAE’s simulation as the closest thing to the true experience of flight. With more than 1,200 employees holding a science degree and significant investment in research and development (approximately 10% of its annual revenue), the Company continues to provide innovative training products that meet the essential needs of its customers. CAE has consistently led the evolution of flight training and simulation systems technology with numerous industry firsts to its credit. CAE has simulated the entire range of large civil aircraft as well the leading regional and business aircraft and a number of civil helicopters. CAE is also an industry leader in the provision of simulation and training solutions for military fixed-wing transport aircraft and military helicopter platforms. In addition, CAE has extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft, as was recently demonstrated with the Airbus A380 and Embraer 170 and 190 programs.

5.3.2 PRODUCT DESIGN AND RELIABILITY

CAE simulators are designed to be easily upgradeable by the customer so that they can best represent the aircraft type as it evolves (due to product changes or changes in air-worthiness regulations). In addition, CAE simulators achieve amongst the highest reliability rates in the industry, a key benefit as simulators operate in high-duty cycles (16 to 20 hours a day is common).

5.3.3 LONG-TERM CUSTOMER RELATIONSHIPS

The Company has worked successfully, in some cases, for decades with major airlines and ministries of defence around the world. As a result of its long-term relationships and its focus on the quality of services, the Company consistently meets or exceeds its customers’ standards.

5.3.4 LARGE AND DIVERSIFIED FLEET OF FFSs

To meet the diverse operational requirements of its customers, the Company operates a large fleet of FFSs. The Company’s fleet is comprised of commercial jets, business jets and military helicopters from various types of aircraft manufactured by major manufacturers.

5.3.5 LEVERAGING COMPLEMENTARITIES OF PRODUCTS AND SERVICES

CAE is unique in its ability to provide a broad array of flight training products through which solutions can be tailored to suit each customer’s specific requirements. A strong connectivity exists between the Company’s Product segments and Services segments where sales of training equipment and related services are often part of the same program and are viewed in an integrated manner.

5.3.6 CUSTOMER SUPPORT

CAE maintains a strong focus on after-sales support, which is often critical to win follow-on sales.

5.3.7 GLOBAL COVERAGE

The Company currently operates in 19 countries on five continents. This broad geographic coverage enables the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs.

CAE ANNUAL REPORT 2006 _ 29

5.3.8 TRAINING METHODOLOGY

CAE revolutionized the way aviation training is performed with the introduction of its Simfinity®-based training solutions and courseware. Through this innovation, CAE has scaled the high-fidelity simulation software found in its FFSs and leveraged this into training devices and solutions that are used throughout the training cycle. This effectively brings the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making for a more effective and more efficient training experience overall. Since CAE’s Simfinity® devices are part of a suite of fully-integrated training solutions, updates and upgrades of FFSs can be done concurrently with the customer’s Simfinity®-based training devices.

5.3.9 MANUFACTURING CAPABILITY

With over 50 simulator test bays available at the Company’s manufacturing plants, CAE’s manufacturing and design capacity exceeds that of any simulator manufacturer in the world.

5.3.10 CAPACITY TO CONTROL COSTS

To maximize the Company’s profitability and value for shareholders, CAE continues to focus on becoming more efficient while simultaneously reducing its costs. Successful cost control depends on our ability to obtain data, equipment, consumables and other supplies required to conduct our operations at competitive prices. CAE’s Global Strategic Sourcing group is focusing on improving long-term cost control and sourcing strategies for major supplies used in the Company’s activities. It also facilitates knowledge sharing across our global business and implementation of best practices in procurement. The Company continues to develop strategies to analyze and source supplies at the lowest cost over the life of a FFS, including, where appropriate, long-term alliances with certain suppliers to ensure adequate supply is maintained.

6 NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A provides comments on non-GAAP and other financial measures. Readers should be cautioned that this information should not be confused with, or used as an alternative for, performance measures determined in accordance with GAAP. Management believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP and other measures may not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

6.1 BACKLOG

Backlog is defined as unfilled customer orders for products and services. For the SP/C, SP/M and TS/M segments, an item is considered part of the backlog when a legally binding commercial agreement providing sufficient details on the party’s respective obligations (forming the basis for a contract and/or an order) is in place between the Company and its client. For the military segments, only the contract items that have been authorized by the customers (funded backlog) are included in the backlog figure. For the TS/C segment, backlog includes revenues from customers under both long-term and short-term contractual arrangements where training revenues are guaranteed or expected from current customers.

6.2 CAPITAL EMPLOYED Capital employed is a measure of net investment:

·	From the perspective of how capital is used, capital employed is defined as total assets excluding cash and cash equivalents, minus total liabilities excluding long-term debt (together with its current portion). At each segment level, capital employed is defined as the segment’s total assets excluding cash and cash equivalents, tax accounts and other non-operating assets, minus the segment’s total liabilities, excluding tax accounts, long-term debt (together with its current portion) and other non-operating liabilities.

·	From the perspective of the sources of capital, capital employed is the sum of net debt as defined below and total shareholders’ equity.

6.3 EBIT

Earnings before interest and income tax expenses (EBIT) is a financial term used to report a company's earnings as they would be excluding interest and taxes. Management considers EBIT to be useful supplemental information since, by eliminating the effects of some financing decisions and tax structures, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structures or tax jurisdictions.

6.4 FREE CASH FLOW

Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures (CapEx) (including capitalized costs) and dividends paid plus proceeds from sales and leaseback and other asset-specific financing. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business, as it shows how much cash is generated to grow the business, repay debt and meet ongoing obligations. The inclusion of the dividend component in the definition of free cash flow results from the fact that Management sees dividend payment as an obligation similar to the payment of interest to debtholders and therefore considers these funds as unavailable for other purposes such as growth. Starting in fiscal 2007, the Company will differentiate its maintenance CapEx, which will be part of the calculation of free cash flow, and its growth CapEx, which will be excluded from the calculation.

30 _ CAE ANNUAL REPORT 2006

6.5 NET DEBT

Net debt is defined as long-term debt (funded debt), including its current portion, minus cash and cash equivalents as they appear on the related consolidated balance sheet. The Company considers net debt to be an indicator of its overall financial position.

6.6 NON-CASH WORKING CAPITAL

Non-cash working capital is defined as current assets minus current liabilities as they appear on the related consolidated balance sheet, excluding the following items: cash and cash equivalents, current portion of long-term debt and current portion of assets and liabilities held for sale.

6.7 NON-RECURRING ITEMS

Non-recurring items are items identified as being inherently outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. Management considers that by highlighting significant non-recurring items and by providing operating results excluding these items, it is providing useful supplemental information that allows for a better analysis of CAE’s underlying and ongoing operating performance.

6.8 REVENUE PER SIMULATOR

Revenue per simulator is calculated by dividing the revenue of TS/C for the period (on an annualized basis) by the related Revenue Simulator Equivalent Unit.

6.9 REVENUE SIMULATOR EQUIVALENT UNIT

Revenue Simulator Equivalent Unit (RSEU) is defined as the sum of the FFSs that were available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, CAE will report only 50% of the FFSs deployed under this joint venture as RSEU. If a FFS is being powered down and relocated, it will be excluded from this computation until the FFS is re-installed and available for revenue generation as an RSEU.

6.10 SEGMENT OPERATING INCOME

Segment Operating Income (SOI) is the key indicator used internally to measure the financial performance of each segment. This measure gives a good indication of the profitability of each segment, as it excludes the impact of any items not specifically related to the segment’s performance (such items are presented in the reconciliation between total Segment Operating Income and EBIT; see Note 26 to the Consolidated Financial Statements).

7 FOREIGN EXCHANGE

The Company’s reporting currency is the Canadian dollar, and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates as required by GAAP. For fiscal 2006, the Company, while achieving operational improvements, was again impacted by the continued strengthening of the Canadian dollar. From the beginning to the end of the period, the Canadian dollar gained 4%, 10% and 11% respectively against the US dollar, the Euro and the British pound, the three main operating currencies of the Company.

The foreign exchange (FX) rates used to translate assets, liabilities and backlog were as follows for the year ended March 31:

	2006	2005	(Decrease)

US dollar (US$ or USD)	1.1671	1.2096	(4%)
Euro (y)	1.4169	1.5689	(10%)
British pound (£ or GBP)	2.0299	2.2848	(11%)

The average FX rates used to translate revenues and expenses were as follows for the fiscal year ended March 31:
	2006	2005	(Decrease)

US dollar (US$ or USD)	1.1938	1.2789	(7%)
Euro (y)	1.4553	1.6064	(9%)
British pound (£ or GBP)	2.1341	2.3573	(9%)

     Management estimates that the appreciation of the Canadian dollar during fiscal 2006 had an unfavourable impact on its earnings from continuing operations (after-tax) of approximately $5 million compared to fiscal 2005. CAE believes that disclosing the impact of FX movement on its results is useful supplemental information, since it allows performance to be compared between periods, excluding the impact of FX, which can significantly affect the Company’s operations and financial results.

CAE’s exposure to fluctuations of FX rates between its main operating currencies is as follows:

·	For each of the Company’s network of civil and military training centres, most of the revenue and costs are generated and incurred in the same currency, leaving the net profitability and the net investment in these training centres exposed to foreign currency fluctuation. Under GAAP, gains or losses resulting from the translation of the net investment in a self-sustaining subsidiary is deferred in the cumulative translation

CAE ANNUAL REPORT 2006 _ 31

adjustment (CTA) account which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability will impact the earnings statement immediately and affect year-to-year and quarter-to-quarter comparisons.

·	For the Company’s manufacturing operations outside of Canada (Germany, US, UK and Australia), most of the revenue and costs are generated and incurred in the local currency with the exception of some data and equipment that can be bought, from time to time, in different currencies. This also leaves the net profitability of the period and the net investment in these locations exposed to foreign currency fluctuation.

·	For the Company’s manufacturing operations in Canada, although the net assets are not exposed to fluctuations of foreign currencies against the Canadian dollar (except for receivables and payables in foreign currencies), more than 90% of its revenues are generated in foreign currencies (mostly the US dollar and Euro), and a significant level of its expenses are incurred in Canadian dollars leaving this operation exposed to fluctuations in foreign currencies. As a general policy, the milestone payments as per contracts denominated in foreign currencies are hedged when signed, which allows the Company to protect itself against a portion of this foreign exchange exposure. However it is impossible to offset all of the impacts of the movement in foreign currencies with these measures, leaving some residual exposures impacting the statement of earnings. From a long-term perspective, the Company’s manufacturing operations in Canada are exposed to fluctuations of the Canadian dollar since it does not hedge future revenues. It is therefore exposed to potential gains or losses in its foreign currency revenues for its future business.

8 CONSOLIDATED RESULTS

Sections 8.1 and 8.2 provide information for the fourth quarter of fiscal 2006, and sections 8.3 and 8.4 provide information on the fiscal year. Section 8.5 discusses how various government cost-sharing programs have impacted the consolidated results.

8.1 RESULTS FROM OPERATIONS – FOURTH QUARTER OF FISCAL 2006

SUMMARY OF CONSOLIDATED RESULTS FOR THE THREE-MONTH PERIOD ENDING

	March 31,	Dec. 31,	March 31,
(amounts in millions, except per share amounts)	2006	2005	2005

Revenue	$284.3	$276.6	$262.7
EBIT	9.5	32.7	(0.7)
As a % of revenue	3.3%	11.8%	–
Interest expense, net	0.9	6.1	16.1

Earnings (loss) from continuing operations (pre-tax)	$8.6	$26.6	$(16.8)
Income tax (recovery) expense	(6.2)	9.1	(26.1)

Earnings (loss)
From continuing operations	$14.8	$17.5	$9.3
From discontinued operations	(5.4)	0.1	99.5

Net earnings	$9.4	$17.6	$108.8
Basic and diluted EPS from continuing operations	0.06	0.07	0.04
Basic and diluted EPS	0.04	0.07	0.44

8.1.1 CONSOLIDATED REVENUE – FOURTH QUARTER OF FISCAL 2006

Revenue was $284.3 million compared with $276.6 million for the third quarter of fiscal 2006 (sequential) and $262.7 million for the fourth quarter of last year (year-over-year).

     The sequential increase of $7.7 million, or 3%, results mainly from the performance of the SP/C and TS/C segments, which, respectively, posted a $15.0 million increase (greater number of orders) and $3.1 million increase (strong overall demand). These increases were partially offset by decreases in SP/M of $5.3 million (lower production level) and TS/M of $5.1 million (negative foreign exchange impacts). The year-over-year increase of $21.6 million (or 8%) results mainly from a $23.8 million increase in SP/C revenue (higher level of activity) partially offset by a $3.0 million decrease in SP/M (lower production level).

Further analysis of each segment’s results is provided in the Segmented Results section.

8.1.2 CONSOLIDATED EBIT – FOURTH QUARTER OF FISCAL 2006

EBIT reached $9.5 million (3.3% of revenue) compared with $32.7 million (11.8% of revenue) in the third quarter and incurred a loss of $0.7 million for the same period last year.

     The $9.5 million EBIT reported this quarter was negatively impacted by $25.1 million in costs incurred during the quarter in relation to the Restructuring Plan. Excluding this non-recurring item, EBIT would have been $34.6 million (12.2% of revenue). The $32.7 million of EBIT reported in the third quarter, for its part, included $4.9 million in non-recurring costs. Therefore, the third quarter EBIT, adjusted for non-recurring items, would have been $37.6 million (13.6% of revenue). On the same basis, EBIT for the fourth quarter of fiscal 2005 amounted to $27.7 million (10.5% of revenue).

32 _ CAE ANNUAL REPORT 2006

     The sequential decrease in EBIT of $3.0 million or 8% is mainly due to lower revenue generated by the TS/M segment partially offset by higher level of activity for TS/C. The year-over-year increase of $6.9 million or 25% resulted mainly from stronger performance in program execution for the SP/C segment combined with higher level of activity for TS/C.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section. Further analysis of each segment’s results is provided in the Segmented Results section.

8.1.3 INTEREST EXPENSE (NET) – FOURTH QUARTER OF FISCAL 2006

The net interest expense for the quarter amounted to $0.9 million compared with $6.1 million for the previous quarter and with $16.1 million for the fourth quarter of fiscal 2005. The variations between the periods are shown in the table and explained below.

(amounts in millions)	Sequential	Year-over-year

Net interest, comparative period	$6.1	$16.1
Decrease in interest on long-term debt	(3.9)	(8.0)
Increase in interest income	(2.4)	(2.8)
(Increase)/decrease in capitalized interest	0.6	(0.2)
Increase/(decrease) in amortization of deferred financing charges	0.2	(5.2)
Other	0.3	1.0

Net interest, current period	$0.9	$0.9

Decrease in interest on long-term debt

On a sequential basis the lower interest expense on long-term debt of $3.9 million results from the overall reduction in the Company’s debt level, combined with the repayment of the Amsterdam asset-backed financing facility at the end of the third quarter this year, triggering a charge totalling $3.4 million (including the one-time swap unwind costs and early prepayment charges of $2.8 million).

     On a year-over-year basis the lower interest expense on long-term debt owes primarily to the overall reduction in the Company’s debt level together with the effect, in the fourth quarter of last year, of the additional cost related to the Brazil training centre debt reduction in the amount of $2.5 million and swap unwind costs of $2.0 million.

Increase in interest income

The sequential and year-over-year increase in interest income results mainly from the fourth quarter recognition of $2.2 million in revenue resulting from the accretion of discounts on notes receivable owed to the Company by the acquirers of one of CAE’s discontinued operations.

Decrease in capitalized interest

The sequential decrease in capitalized interest resulted mainly from a lower level of assets under construction during the fourth quarter of fiscal 2006.

Decrease in amortization of deferred financing charges

The decrease of $5.2 million on a year-over-year basis resulted mainly from the write-off, during the fourth quarter of fiscal 2005, of the unamortized deferred financing charge related to the Brazil financing in the amount of $4.7 million and lower amortization from the new revolving credit facility renegotiated in July 2005 versus the previous costs of the April 2001 revolving credit facility.

8.1.4 INCOME TAXES – FOURTH QUARTER OF FISCAL 2006

Income taxes for the fourth quarter amounted to a net recovery of $6.2 million compared to an income tax expense of $9.1 million for the third quarter and a $26.1 million recovery in the fourth quarter of last year.

     The recovery in the fourth quarter is mainly attributable to the recognition of $9.0 million of tax assets arising from the reduction of the valuation allowance on CAE’s net operating losses (NOLs) in the US and other recoveries. This recognition was necessary mainly due to the further improvement in profitability of CAE’s US operations.

     Excluding the non-recurring items, the income tax expense for the fourth quarter of fiscal 2006 would have been $8.9 million, representing a tax rate of 28%. Income taxes for the third quarter were $9.1 million, representing an effective tax rate of 34%.

     Last year’s recovery resulted mainly from the recognition of $23.5 million of tax assets coming from the reduction of the valuation allowance on CAE’s NOLs in the US ($12.2 million) together with the recognition of net capital losses in the US as a result of the sale of the Marine division.

8.1.5 RESULTS FROM DISCONTINUED OPERATIONS – FOURTH QUARTER OF FISCAL 2006

The Company recorded a $5.4 million net loss from discontinued operations resulting mainly from additional costs incurred and provisions taken on residual obligations related to its former Cleaning Technologies business ($3.2 million), mostly in connection with the revaluation of a pension liability and the reversal of previously recognized tax assets.

     The net earnings from discontinued operations for the fourth quarter of fiscal 2005 amounted to $99.5 million and included the recognition of a gain of $103.9 million (net of taxes of $25.1 million) on the sale of the Marine division. For a complete discussion on discontinued operations, refer to the Acquisitions, Business Combinations and Divestitures section.

CAE ANNUAL REPORT 2006 _ 33

8.1.6 NET EARNINGS – FOURTH QUARTER OF FISCAL 2006

Net earnings were $9.4 million (3.3% of revenue) compared to $17.6 million (6.4% of revenue) for the third quarter and $108.8 million for the fourth quarter last year.

     Excluding non-recurring items, net earnings would have been $23.2 million for the fourth quarter of fiscal 2006, $23.7 million for the preceding quarter and $14.1 million for the same period last year.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

8.1.7 BASIC AND DILUTED EARNINGS PER SHARE – FOURTH QUARTER OF FISCAL 2006

EPS amounted to $0.04 and EPS from continuing operations, excluding non-recurring items, were $0.09. This compares to $0.07 and $0.09 respectively in the third quarter of fiscal 2006. For the same period in 2005, EPS reached $0.44, and EPS from continuing operations excluding non-recurring items were $0.06.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items – fourth quarter of fiscal 2006 section.

8.2 RECONCILIATION OF NON-RECURRING ITEMS – FOURTH QUARTER OF FISCAL 2006

The table below shows how certain non-recurring items (as defined in Section 6) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful, as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS FOR THE THREE-MONTH PERIOD ENDING

		March 31, 2006			December 31, 2005			March 31, 2005

(amounts in millions,	Amount	Amount		Amount	Amount		Amount	Amount
except per share amounts)	pre-tax	after tax	Per share	pre-tax	after tax	Per share	pre-tax	after tax	Per share

Earnings (loss) from
continuing operations	$8.6	$14.8	$0.06	$26.6	$17.5	$0.07	$(16.8)	$9.3	$0.04
Restructuring Plan
– Restructuring charge	13.8	10.3	0.04	2.6	1.9	0.01	24.5	16.7	0.07
– Other costs associated with
the Restructuring Plan	11.3	8.7	0.03	3.4	2.3	0.01	3.9	3.0	0.01
Accretion of discounts on
notes receivable	(1.6)	(1.6)	(0.01)	–	–	–	–	–	–
Early settlement of high-cost
long-term debt	–	–	–	2.8	2.0	0.01	9.2	8.6	0.03
Foreign exchange loss	–	–	–	0.7	1.0	–	–	–	–
Exit from the Dornier 328J platform	–	–	–	(1.8)	(1.0)	(0.01)	–	–	–
Tax recoveries	–	(9.0)	(0.03)	–	–	–	–	(23.5)	(0.09)

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$32.1	$23.2	$0.09	$34.3	$23.7	$0.09	$20.8	$14.1	$0.06

Items included in the table above for the fourth quarter of fiscal 2006 are further discussed below. Other items are discussed in the

Reconciliation of non-recurring items – fiscal 2006 section.

8.2.1 RESTRUCTURING PLAN

The Company accounts for the restructuring charges in accordance with the Canadian Institute of Chartered Accountants (CICA), Emerging Issues Committee (EIC) abstract number 134 – EIC 134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), as described in Note 24 to the Consolidated Financial Statements. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can be recorded only when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company with little or no discretion to avoid transferring or using the assets in the future. For the exit costs, a commitment to an exit plan or a plan of disposal only expresses Management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.

     The Company is providing information on all costs associated with the Restructuring Plan (as described in Section 5), including the closure of business activities, the relocation of business activities from one location to another, the changes in management structure and all other costs related to the restructuring as it affects the nature and focus of the operations. However, the above accounting guidelines may limit the type of expense than can be separately classified as a restructuring charge in the Consolidated Statement of Earnings.

34 _ CAE ANNUAL REPORT 2006

     As a result, the Company’s financial statements provide a reconciliation of the sum of its SOIs with the earnings before interest and taxes (Note 26). As part of this reconciliation, Management has highlighted all the costs associated with its Restructuring Plan in two separate lines. The first line, entitled “Restructuring charge,” provides the information on restructuring costs that meet the definition of EIC-134 and EIC-135. The second line, entitled “Other costs associated with the Restructuring Plan” provides information on incremental costs that are incurred as a result of the Restructuring Plan which are included in EBIT, according to GAAP, but do not necessarily qualify as “restructuring charges” for GAAP purposes. Management has decided to isolate these costs from SOI to better disclose all costs of the Restructuring Plan.

     During the fourth quarter of fiscal 2006, the Company incurred $25.1 million in costs related to its Restructuring Plan. The costs incurred during this quarter were mostly related to the closure activities and relocation of some assets in the TS/C segment, the further optimization of the Montreal facility and the reduction of workforce abroad and in Canada. Of the $25.1 million, $13.8 million was recorded as a restructuring charge for workforce reduction and related expenses, and $11.3 million was associated with its Plan.

8.2.2 ACCRETION OF DISCOUNT ON NOTES RECEIVABLE

Of the $2.2 million in additional interest resulting from the accretion of discount on notes receivable, only $0.6 million should be considered recurring on an annual basis until maturity.

8.2.3 TAX RECOVERIES

As indicated previously, the Company recovered $9.0 million in the fourth quarter of fiscal 2006 as a result of a reduction in the valuation allowances on NOLs and on the tax recoveries.

     During the fourth quarter of fiscal 2005, non-recurring items included the recognition of $23.5 million in tax assets from a reduction in the valuation allowance for NOLs and for capital losses for income tax purposes in the US.

Management considers these recoveries to be non-recurring since they are not part of the day-to-day operations of the Company.

8.3 RESULTS FROM OPERATIONS – FISCAL 2006
SUMMARY OF CONSOLIDATED RESULTS FOR THE TWELVE-MONTH PERIOD ENDING MARCH 31

(amounts in millions, except per share amounts)	2006	2005	2004

Revenue	$1,107.2	$986.2	$938.4
EBIT	106.2	(373.0)	81.3
As a % of revenue	9.6%	–	8.7%
Interest expense, net	16.2	32.1	22.4

Earnings (loss) from continuing operations (pre-tax)	$90.0	$(405.1)	$58.9
Income tax expense (recovery)	19.1	(100.4)	11.5

Earnings (loss)
From continuing operations	$70.9	$(304.7)	$47.4
From discontinued operations	(6.0)	104.8	16.6

Net earnings (loss)	$64.9	$(199.9)	$64.0
Basic and diluted EPS from continuing operations	0.28	(1.23)	0.20
Basic and diluted EPS	0.26	(0.81)	0.27

8.3.1 CONSOLIDATED REVENUE – FISCAL 2006

Revenue reached $1,107.2 million, representing an increase of $121.0 million, or 12.3%, over the $986.2 million reported for the previous year. Compared to fiscal 2004, revenue increased by $168.8 million. The year-over-year increase resulted from growth in every business segment: the SP/C segment increased its revenue by $43.6 million resulting from higher in FFS deliveries; the SP/M segment also increased its revenue by $48.5 million, mainly attributable to the NH90 contract; TS/C’s revenue increased by 5% or $15.5 million as a result of an improved business environment; and TS/M’s revenues increased by $13.4 million as a result of higher levels of maintenance and support services.

     Revenue in fiscal 2005 was $47.8 million higher than in fiscal 2004 as a result of higher revenue for TS/C (higher number of RSEUs) and was slightly offset by the strengthening of the Canadian dollar, which impacted all segments.

     Improvements in fiscal 2006 over the previous two years were accomplished despite the continued strengthening of the Canadian dollar during the past three years.

Further analysis of the results of each segment is provided in the Segmented Results section.

CAE ANNUAL REPORT 2006 _ 35

8.3.2 CONSOLIDATED EBIT – FISCAL 2006

EBIT reached $106.2 million (9.6% of revenue) compared with a loss of $373.0 million (including an impairment charge of $443.3 million) last year. EBIT in fiscal 2006 exceeds the level reached in 2004 by 31%.

     EBIT was impacted by various non-recurring items, including a $5.3 million net foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries, a gain of $1.8 million related to exiting the Do328J platform, a write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects and restructuring costs of $18.9 million and other Restructuring Plan-related charges of $15.1 million (for a total cost of $34.0 million related to the Restructuring Plan in fiscal 2006). Excluding non-recurring items, EBIT would have been $139.0 million (12.6% of revenue).

     Last year’s reported EBIT of negative $373.0 million included the effect of the $443.3 million impairment charge together with restructuring costs of $24.5 million and $7.7 million in non-recurring Restructuring Plan-related expenses incurred during the initial phase of the Company’s restructuring effort. These were offset by the recognition of $14.2 million in additional investment tax credits (ITCs) related to fiscal 2000 to fiscal 2004. Excluding these items, last year’s EBIT would have been $88.3 million (9.0% of revenue).

For fiscal 2004, EBIT would have amounted to $90.6 million (9.7% of revenue), excluding the impact of non-recurring items. Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

Further analysis of each segment’s results is provided in the Segmented Results section.

8.3.3 INTEREST EXPENSE (NET) – FISCAL 2006

Net interest expense for fiscal 2006 amounted to $16.2 million compared with $32.1 million for fiscal 2005. The variations between the periods are explained below.

		FY2005	FY2004
(amounts in millions)		to FY2006	to FY2005

Net interest, prior period		$32.1	$22.4
Increase/(decrease)	in interest on long-term debt	(12.3)	5.2
(Increase)/decrease	in interest income	(1.2)	0.4
(Increase)/decrease	in capitalized interest	3.0	0.6
Increase/(decrease)	in amortization of deferred financing charges	(5.7)	4.0
Other		0.3	(0.5)

Net interest, current period		$16.2	$32.1

Decrease in interest on long-term debt for fiscal 2006

The decrease in interest on long-term debt in the amount of $12.3 million between fiscal 2005 and fiscal 2006 resulted mainly from a reduced level of borrowings on the revolving term credit facility together with the effect, in fiscal 2005, of the repayment of the Brazilian credit facility which triggered a $2.5 million cost related to this early settlement. This was offset by additional interest costs incurred in fiscal 2006 related to the Amsterdam asset-backed financing ($4.6 million, including the one-time non-recurring swap unwinding cost and early prepayment penalty of $2.8 million) and higher costs on various floating rate debt due to the increases in interest rates over last year.

Increase in interest income for fiscal 2006

Fiscal 2006 interest income is higher by $1.2 million due mainly to the recognition of $2.2 million in revenue resulting from the accretion of discounts on notes receivable owed to the Company by the acquirer of a discontinued operation. This increase was offset by the refinancing of CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) project during the third quarter of fiscal 2005 that resulted in a lower investment balance throughout fiscal 2006.

Decrease in capitalized interest for fiscal 2006

The impact of the decrease in capitalized interest of $3.0 million in fiscal 2006 was mainly due to reduced assets under construction on a year-over-year basis.

Decrease in amortization of deferred financing charges for fiscal 2006

The decrease of $5.7 million on a year-over-year basis resulted mainly from the write-off of $4.7 million of the unamortized deferred financing charge related to the Brazil financing that was repaid at the end of fiscal 2005, the reduced amortization of the deferred financing charge from the Brazil financing of $0.8 million and the lower amortization from the new revolving credit facility renegotiated in July 2005 versus the previous costs of the April 2001 revolving credit facility.

36 _ CAE ANNUAL REPORT 2006

Net interest – fiscal 2005 vs. fiscal 2004

Net interest expense amounted to $32.1 million in fiscal 2005 compared to $22.4 million in fiscal 2004, an increase of $9.7 million. The increase resulted mainly from non-recurring costs arising from repayments of various debts with the proceeds generated from the sale of Marine including expense due to the previously noted early settlement of the Brazilian debt facility. Excluding the impact of this early settlement, interest expense would have been $22.9 million for fiscal 2005, slightly above the fiscal 2004 level, mainly as a result of higher interest rates prevailing during fiscal 2005 and a lower level of capitalized interest.

8.3.4 INCOME TAXES – FISCAL 2006

Income tax expense for fiscal 2006 was $19.1 million compared to a net tax recovery of $100.4 million in fiscal 2005 and a tax expense of $11.5 million in fiscal 2004. These represented tax rates of 21.2%, 24.8% and 19.5%, respectively.

     As indicated previously, the Company recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 as a result of the reduction in valuation allowances on US NOLs and on other tax recoveries.

     Excluding the effect of these non-recurring items, the income tax expense would have been $28.1 million, representing a tax rate of 31% for the year.

     The tax recovery for fiscal 2005 resulted from various elements including the large non-recurring charges taken during the year, together with the recognition of $23.5 million in tax assets. Of this amount, $12.2 million was related to the reduction in the valuation allowance on CAE’s net operating losses in the US. The remaining amount related to the recognition of net capital losses in the US as a result of the sale of the Marine division. Excluding this non-recurring item, the income tax recovery would have been $18.5 million in fiscal 2005, representing a tax rate of 28%.

     The tax rate for fiscal 2004 was influenced by tax benefits of $4.4 million recorded on the prior years’ tax losses in Australia. Excluding this non-recurring item, the income tax expense would have been $15.9 million in fiscal 2004, representing a tax rate of 27%.

     The fluctuation in tax rates between periods is explained by changes to the mix of income for income tax purposes from various jurisdictions, together with changes in the tax rates for each of these jurisdictions.

     As at March 31, 2006, the Company has recorded the tax benefit related to all of its accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. The Company also has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $89.3 million on which a future tax asset of $9.7 million has been recorded.

8.3.5 RESULTS FROM DISCONTINUED OPERATIONS – FISCAL 2006

During fiscal 2006, the Company recorded a $6.0 million net loss from discontinued operations resulting mainly from additional costs incurred and adjustment to current provisions on pension and other obligations.

     In fiscal 2005, results from discontinued operations amounted to $104.8 million and included the recognition of a gain on the sale of the Marine division of $103.9 million (net of taxes of $25.1 million) as well as the earnings of $5.5 million previous to the sale. This was offset by a $4.4 million charge recorded in relation to CAE’s former Cleaning Technologies business.

     The $16.6 million net earnings from discontinued operations reported in fiscal 2004 represents a full year of earnings of Marine recorded before the sale in fiscal 2005.

For a complete discussion of discontinued operations, refer to the Acquisitions, Business Combinations and Divestitures section.

8.3.6 NET EARNINGS – FISCAL 2006

Net earnings amounted to $64.9 million compared to a net loss of $199.9 million for last year. Earnings from continuing operations excluding non-recurring items would have been $86.8 million, $46.9 million and $49.4 million in fiscal 2006, fiscal 2005 and fiscal 2004 respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items – fiscal 2006 section.

8.3.7 EARNINGS PER SHARE – FISCAL 2006

EPS for fiscal 2006 was $0.26 and EPS from continuing operations excluding non-recurring items was $0.35. In fiscal 2005, EPS represented a loss of $0.81, and in fiscal 2004 EPS was $0.27. EPS from continuing operations and excluding non-recurring items was $0.19 and $0.21 for fiscal 2005 and fiscal 2004 respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

CAE ANNUAL REPORT 2006 _ 37

8.4 RECONCILIATION OF NON-RECURRING ITEMS – FISCAL 2006 VS. FISCAL 2005 VS. FISCAL 2004

The table below shows how certain non-recurring items (as defined in Section 6) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful, as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS FOR THE TWELVE-MONTH PERIOD ENDING

			2006			2005			2004

(amounts in millions,	Amount	Amount		Amount	Amount		Amount	Amount
except per share amounts)	pre-tax	after tax	Per share	pre-tax	after tax	Per share	pre-tax	after tax	Per share

Earnings (losses) from
continuing operations	$90.0	$70.9	$0.28	$(405.1)	$(304.7)	$(1.23)	$58.9	$47.4	$0.20
Restructuring Pan
- Restructuring charge	18.9	14.1	0.06	24.5	16.7	0.07	9.3	6.4	0.03
- Other costs associated with
the Restructuring Plan	15.1	11.3	0.05	7.7	5.7	0.02	–	–	–
Accretion of discounts on
notes receivable	(1.6)	(1.6)	(0.01)	–	–	–	–	–	–
Early settlement of high-cost
long-term debt	2.8	2.0	0.01	9.2	8.6	0.03	–	–	–
Write-down of unamortized
deferred financing costs	1.1	0.7	–	–	–	–	–	–	–
Foreign exchange gain, net	(5.3)	(5.7)	(0.02)	–	–	–	–	–	–
Write-down of deferred bid costs	5.9	5.1	0.02	–	–	–	–	–	–
Exit from the Dornier 328J platform	(1.8)	(1.0)	(0.01)	–	–	–	–	–	–
Additional ITC recognition
(FY2000 – FY2004)	–	–	–	(14.2)	(10.1)	(0.04)	–	–	–
Tax recoveries	–	(9.0)	(0.03)	–	(23.5)	(0.09)	–	(4.4)	(0.02)
Impairment charge	–	–	–	443.3	354.2	1.43	–	–	–

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$125.1	$86.8	$0.35	$65.4	$46.9	$0.19	$68.2	$49.4	$0.21

Each item included in the above table is further discussed below.

8.4.1 RESTRUCTURING PLAN

During fiscal 2006, the Company incurred $34.0 million in costs related to its Restructuring Plan, of which $18.9 million was recorded as a restructuring charge according to GAAP for workforce reduction and related expenses and $15.1 million which did not meet the criteria to be classified as restructuring charges according to GAAP (refer to Section 5 for further information on the Company’s Restructuring Plan).

     During fiscal 2005, the Company recorded a $24.5 million restructuring charge for workforce reduction and related expenses together with $7.7 million in non-recurring Restructuring Plan-related charges incurred during the initial phase of the Company’s restructuring effort, for a total of $32.2 million in fiscal 2005.

     Since the launch of the Restructuring Plan, the Company has incurred $66.2 million in costs associated with the Plan, of which $43.4 million meet the criteria for classification as restructuring expenses under GAAP and $22.8 million, although not meeting the definition of restructuring expenses for GAAP purposes, are related to the Restructuring Plan.

     On April 5, 2004, as part of a previous rightsizing effort, the Company announced employee layoffs, of which 85% were based in Montreal. A restructuring charge of $7.5 million to cover severance and other costs related to these employees was recorded in the results of the fourth quarter of fiscal year 2004. Earlier, during the fourth quarter of fiscal 2004, the Company incurred $1.8 million in severance costs for European training centres. The total restructuring costs incurred during the fourth quarter of fiscal 2004 amounted to $9.3 million.

8.4.2 ACCRETION OF DISCOUNT ON NOTES RECEIVABLE

Of the $2.2 million in additional interest resulting from the accretion of discount on notes receivable, only $0.6 million should be considered recurring on an annual basis until maturity.

38 _ CAE ANNUAL REPORT 2006

8.4.3 EARLY SETTLEMENT OF HIGH-COST LONG-TERM DEBTS

During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a higher-cost asset-backed financing which was in place at the date of the acquisition of Schreiner Aviation Training, amounting to y22.7 million (the Amsterdam asset-backed financing). This prepayment resulted in a one-time pre-tax charge totalling $2.8 million. At the end of the fourth quarter of fiscal 2005, CAE fully repaid the term loan related to the financing project for its training centre in São Paulo, Brazil. This early repayment resulted in the non-cash write-off of $4.7 million in financing costs that were deferred on the balance sheet and amortized over the term of the facility (53 months were remaining). In addition, CAE incurred a $2.5 million charge in the form of an early repayment premium which also contributed to the non-recurring expense. Finally, there was a total of $2.0 million in costs associated with the unwind of interest rate swaps converting a floating-rate debt to fixed-rate debt.

8.4.4 WRITE-DOWN OF UNAMORTIZED DEFERRED FINANCING COSTS

Following the closing of the new credit facility on July 7, 2005, the Company in the second quarter of fiscal 2006, wrote down unamortized deferred financing costs of $1.1 million that were associated with its previous credit facility by management.

8.4.5 FOREIGN EXCHANGE GAIN, NET

During fiscal 2006, the Company reduced its net investment in certain of its self-sustaining subsidiaries. Accordingly, corresponding amounts of foreign exchange gains or losses accumulated in the currency translation adjustment (CTA) account were transferred to the Statement of Earnings, resulting in a net non-recurring pre-tax gain of $5.3 million for the year. The reduction of capitalization in self-sustaining subsidiaries is not part of the day-to-day operations of the Company and any impact on the results are not viewed as recurring.

8.4.6 WRITE-DOWN OF DEFERRED BID COSTS

During the first quarter of fiscal 2006, the Company wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which the Company was selected and for which subsequent to its selection, the likelihood of success was significantly reduced.

8.4.7 EXIT FROM THE DORNIER 328J PLATFORM

During the third quarter, CAE elected to exit the provision of training services for Dornier 328 Jet (Do328J) aircraft. Accordingly, CAE sold one Do328J FFS to Hainan Aviation Training Education Company Ltd., a subsidiary of Hainan Airlines in China, sold one Do328J simulator to PANAM International Flight Academy (PAIFA) and assigned all its remaining Do328J clients to PAIFA. The above transactions, together with the write-down of the two remaining Do328J FFSs (and related spare parts) resulted in a net gain of $1.8 million.

8.4.8 ADDITIONAL ITC RECOGNITION FOR FY2000 TO FY2004

While ITCs are a normal, recurring part of CAE’s business, fiscal 2005 results were positively impacted by the recognition of additional ITCs totalling $14.2 million. This followed the completion of an audit by the tax authorities on the R&D expenditures claimed for fiscal 2000 to fiscal 2002 and Management’s change to the estimate (in light of the audit results) of ITCs recoverable for fiscal 2003 and fiscal 2004.

     Additional ITC adjustments in the first quarter of fiscal 2005 were included in the Segment Operating Income of SP/C and SP/M and amounted to $9.8 million and $4.4 million respectively.

8.4.9 TAX RECOVERIES

As indicated previously, the Company recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 as a result of the reduction in valuation allowances on US NOLs and on other tax recoveries.

     During fiscal 2005, non-recurring items included the recognition of $23.5 million in tax assets from a reduction in the valuation allowance for net operating losses and for capital losses for income tax purposes in the US.

During fiscal 2004, the Company recognized a $4.4 million tax benefit related to the prior year’s tax loss in Australia. Management considers tax recoveries as non-recurring since they are not part of the day-to-day operations of the Company.

8.4.10 IMPAIRMENT CHARGE

During the third quarter of fiscal 2005, the Company initiated a comprehensive review of the performance results and strategic orientations of its business units. This strategic review revealed that several factors had severely and persistently affected mainly its then Civil segment (now SP/C and TS/C). Based on this review, the Company recorded a $443.3 million impairment charge as at December 31, 2004 (refer to the Company’s financial statements for fiscal 2005 for additional information).

CAE ANNUAL REPORT 2006 _ 39

8.5 GOVERNMENT COST-SHARING

To be able to respond to growth opportunities, CAE continues to invest in new and innovative technologies. In November 2005, CAE launched Project Phoenix, a $630-million, six-year R&D initiative, the goal of which is to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling and services.

     The Government of Canada has agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of CAE’s R&D program. In the past few years, the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. These investments are repayable through revenue-based royalties.

     The aggregate amount of funding received or receivable for Project Phoenix in fiscal 2006 is $17.3 million, based on costs incurred starting in June 2005, of which $13.5 million was recorded as a reduction of R&D expenses and $3.8 million against fixed assets or other capitalized costs.

During the same period, the Company has recorded royalty expenses amounting to $6.6 million on various other TPC projects. The following table provides information on funding and royalties for all programs:

(amounts in millions)	2006	2005	2004

TPC Funding
Phoenix	$17.3	$–	$–
Previous programs	7.5	10.8	13.9

Total TPC funding	$24.8	$10.8	$13.9
Amount capitalized	(3.8)	(0.9)	(4.4)

Amounts credited to income	$21.0	$9.9	$9.5
Royalty expense	(6.6)	(5.9)	(3.6)

Impact of TPC funding on earnings(1)	$14.4	$4.0	$5.9
Approximate impact of TPC funding on ITCs (25%)	(3.6)	(1.0)	(1.5)

Approximate pre-tax contribution of TPC funding to various R&D programs	$10.8	$3.0	$4.4

(1) The Company estimates that every $100 of net contribution it receives under various TPC programs reduces the amount of ITCs otherwise available by approximately $25 to $30.

     The above table does not reflect the additional level of R&D expenses that were incurred to secure the TPC funding. It should be noted that the Company must spend approximately $100 of eligible costs in order to attract approximately $30 in TPC funding.

9 CONSOLIDATED ORDERS AND BACKLOG

The Company’s consolidated backlog as at March 31, 2006 stood at $2.5 billion, slightly below its level at the beginning of the year. During the year, new orders added to the backlog amounted to $1.2 billion, which were offset by $1.1 billion in revenue generated from backlog (book-to-sale ratio or 1.12x) and by negative foreign exchange movements. The strengthening of the Canadian dollar relative to the Euro, US dollar and British pound over the period has, as at March 31, 2006 and subject to future currency fluctuations before contract completion, diminished the Canadian dollar value of CAE’s consolidated backlog by $176.2 million. The following table provides a continuity of the Company’s backlog since April 1, 2003.

CONSOLIDATED BACKLOG CONTINUITY SCHEDULE

(amounts in millions)	2006	2005	2004

Backlog, beginning of period	$2,504.7	$2,292.4	$2,135.7
+ Orders for the period	1,238.7	1,342.6	1,169.3
- Revenue for the period	(1,107.2)	(986.2)	(938.4)
+/- Adjustments (mainly FX)	(176.2)	(144.1)	(74.2)

Backlog, end of period	$2,460.0	$2,504.7	$2,292.4

Further details are provided in the Segmented Results section.

40 _ CAE ANNUAL REPORT 2006

10 SEGMENTED RESULTS

Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services sold to military and civilian markets — to reflect the way that the business is now being managed.

The Company changed its internal organization structure such that operations are now reported in four segments:

·	Simulation Products/Civil (SP/C): Designs, manufactures and supplies civil flight simulation training devices and visual systems

·	Simulation Products/Military (SP/M): Designs, manufactures and supplies advanced military training products for air, land and sea applications

·	Training & Services/Civil (TS/C): Provides business and commercial aviation training and related services

·	Training & Services/Military (TS/M): Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions

     Due to this change, the corresponding items of segment information from earlier periods have been presented to conform to the new internal organization.

     The profitability measure employed by Management for making decisions about allocating resources to segments and assessing segment performance is Segment Operating Income (refer to Section 6 for more details). The SP/C and the SP/M segments operate under an integrated organization that substantially shares all engineering, development, global procurement, program management and manufacturing functions. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment that, while done at fair market value for tax purposes, are recorded at cost for financial reporting purposes. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable; otherwise, the allocation is made on a proportion of each segment’s cost of sales.

Simulation products

The Simulation Products segments consist of the businesses related to the design, manufacture and supply of FFS and other synthetic training equipment for both civil and military applications, including the visual components (e.g., CAE Tropos® and CAE Medallion™ 6000), the provision of post-sales support services and updates for civil market customers, the development and commercialization of the CAE Simfinity® suite of flight training devices, and the development of such software packages as CAE NeTTS™ (Networked Tactical Training Solutions), CAE STRIVE®, Terra Vista™, and others.

     Simulation Products’ objective, which is carried out through its two segments, is to consolidate its development and production activities, including engineering, manufacturing, program management and global procurement. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties and for installation in the Company’s global network of training centres. CAE expects to improve its lead time, cost, quality and reputation for performance and technological excellence through continued operational improvements and investment in R&D programs.

10.1 SIMULATION PRODUCTS/CIVIL

10.1.1 NATURE OF OPERATIONS

The SP/C segment designs, manufactures and supplies flight simulators, visual systems and associated services (such as support and updates) to the civilian aviation industry. This segment also encompasses the development of CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity® system. Pilots using the CAE Simfinity® training system are able to practice landing, takeoff and taxiing under different weather conditions in hundreds of airports worldwide. SP/C’s manufacturing facility is located in Montreal, Canada.

     The Company builds civil simulators for all categories of aircraft, including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Agusta-Westland, Bell Helicopter and Sikorsky. The equipment demand is driven mainly by the introduction of new aircraft platform types and in-production aircraft deliveries. Since its inception, CAE has taken orders for more than 500 FFSs and flight training devices from over 110 commercial airlines, aircraft manufacturers and external training centres in 38 countries. With 60 years of experience in designing and manufacturing FFSs, CAE has established longstanding relationships with leading commercial airlines throughout the world. According to the annual publication Flight International Civil Simulator Census (last published in April 2006) and its more current version found at www.flightinternational.com, CAE has supplied 45% of the installed base of civil FFSs and has won in average 67% market share of completed orders for civil FFSs since 1990.

CAE ANNUAL REPORT 2006 _ 41

10.1.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
SP/C FINANCIAL RESULTS FOR THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins and FFS deliveries)		2005	2004	2003

Revenue		$213.4	193.0	270.9
Segment Operating Income		$7.8	10.7	85.2
Operating margins	%	3.7	5.5	31.5
Depreciation and amortization		$12.1	13.7	12.1
Capital expenditures		$10.9	13.4	10.6
Backlog		$273.5	197.8	225.8
FFS deliveries(1)		11	19	36
- Internal		3	5	20
- External		8	14	16

·	Yearly FFS deliveries are provided as an indication of volume going through SP/C’s production unit over time. Since CAE’s revenue from contracts for the development and production of flight simulators is recognized using the percentage-of-completion method, there may not be a direct relationship between the number of FFS delivered and the revenue recognized.

     Fiscal 2003 witnessed a decline in civil equipment and support services activities, reflecting the then state of the commercial aviation market that was affected by world events such as the terrorist attacks of September 2001, the war in Iraq and the SARS epidemic. With $270.9 million in revenue, fiscal 2003 saw a decline of approximately 40% from the previous two fiscal years when the aerospace market had reached its peak and revenue was over $440 million. Strong backlog with higher profitability due mainly to high volume orders from North American legacy carriers and a weaker Canadian dollar in fiscal years 2001 to 2003 led to operating margins in the range of 30%.

     SP/C continued to suffer in fiscal 2004 from continuing difficulties in the civil aerospace market, which resulted in severe competition and downward pricing pressure. In addition, a large number of airlines were in financial difficulty, resulting in a reduction of size of the addressable market. Operating margins decreased significantly as a result of the appreciation of the Canadian dollar and the decrease in the then higher margin North American revenues. The revenue mix shifted towards the Asian market where margins were much tighter. In addition, the number of FFSs delivered in fiscal 2004 fell from 36 in fiscal 2003 (20 internal and 16 external) to 19 (5 internal and 14 external), resulting in higher unit production costs.

     Although it was able to replenish its backlog in fiscal 2005, SP/C witnessed continued competitive pressure in the market, which adversely impacted its operating margins. In addition, negative foreign exchange impacts combined with higher manufacturing costs resulted in a further decline of operating margins with only 11 (3 internal and 8 external) FFS deliveries in the fiscal year.

     The increase in capital expenditures in fiscal 2004 was mainly due to CAE’s Simfinity® product development costs being capitalized and amortized over a period not exceeding five years starting in fiscal 2005 when the product was deployed.

     Backlog steadily decreased to reach a low of $197.8 million in fiscal 2004 from nearly $500 million in fiscal 2002, with order intake reaching a low of 11 FFSs in fiscal 2003. Thereafter, the number of FFSs awarded to SP/C increased to 16 FFSs ordered in fiscal 2004 and 17 in fiscal 2005.

10.1.3 FINANCIAL RESULTS – CURRENT
SP/C FINANCIAL RESULTS

(amounts in millions,
except operating margins and FFS deliveries)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$257.0	213.4	78.0	63.0	55.8	60.2	54.2
Segment Operating Income		$30.2	7.8	9.3	10.4	3.4	7.1	(2.5)
Operating margins	%	11.8	3.7	11.9	16.5	6.1	11.8	–
Depreciation and amortization		$11.3	12.1	2.2	1.7	5.3	2.1	4.1
Capital expenditures		$5.7	10.9	2.5	2.0	1.0	0.2	3.4
Backlog		$284.4	273.5	284.4	312.3	280.3	276.7	273.5

FFS deliveries(1)		19	11
- Internal		1	3
- External		18	8

·	Yearly FFS deliveries are provided as an indication of volume going through SP/C’s production unit over time. Since CAE’s revenue from contracts for the development and production of flight simulators is recognized using the percentage-of-completion method, there may not be a direct relationship between the number of FFS delivered and the revenue recognized.

     For the three-month period ended March 31, 2006, SP/C revenue amounted to $78.0 million, a quarter-over-quarter (sequential) increase of $15.0 million or 24%. On a year-over-year basis, revenue increased by 44% or $23.8 million. The sequential and year-over-year increases both result from increases in order intake earlier in the year as well as during the fourth quarter.

     For fiscal 2006, revenue reached $257.0 million, increasing $43.6 million or 20% over the same period last year resulting from the increase in production levels.

42 _ CAE ANNUAL REPORT 2006

     Segment Operating Income for the three months ended March 31, 2006 amounted to $9.3 million, a sequential decrease of $1.1 million or 11%. On a year-over-year basis, Segment Operating Income increased by $11.8 million from a $2.5 million loss in the same quarter last year. The sequential decrease is attributable mainly to a lower net contribution of Project Phoenix (since the third quarter contribution was reflecting the retroactive effect of the program) together with higher amortization of certain deferred development costs. The year-over-year increase is mainly attributable to improved program execution and increased synergies. This was offset somewhat by increased non-cash expenses as a result of the Company’s decision to further accelerate the amortization of development costs related to image generators.

     For fiscal 2006, Segment Operating Income was $30.2 million (11.8% of revenue) compared with $7.8 million (3.7% of revenue) for fiscal 2005. These increases were attributable mainly to the benefits of the Restructuring Plan combined with the effect of the improved business environment. The year-over-year increase would have been even higher without appreciation of the Canadian dollar and the recognition of additional investment tax credits (ITC) related to fiscal 2000 to fiscal 2004 which increased SOI by $9.8 million in the first quarter of fiscal 2005.

     The capital employed for SP/C as at March 31, 2006 was negative $37.7 million compared to positive $30.4 million as at March 31, 2005. The decrease is mainly attributable to a shorter cycle time, a more dynamic management of working capital and a change in the mix of orders resulting in increased deposits on contracts and an increase in trade accounts payable and accruals.

10.1.4 BACKLOG
SP/C BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$273.5	$197.8	$225.8
+ Orders for the period	284.4	290.1	213.5
- Revenue for the period	(257.0)	(213.4)	(193.0)
+/- Adjustments (mainly FX)	(16.5)	(1.0)	(48.5)

Backlog, end of the year	$284.4	$273.5	$197.8

     Backlog as at March 31, 2006 stood at $284.4 million, which represented an increase of $10.9 million from the same period last year, achieved while absorbing the negative impact of a stronger Canadian dollar over the period and a shorter cycle.

During the fourth quarter, SP/C was awarded the following contracts:

·	One ARJ21 FFS to AVIC 1 Commercial Aircraft Co. (ACAC)

·	One A320 FFS to Zhuhai Flight Training Centre

·	One B737 NG FFS to Zhuhai Flight Training Centre

·	One A330 FFS to Zhuhai Flight Training Centre

This brings the actual order intake for fiscal 2006 to 21 FFSs.

10.1.5 OUTLOOK

Management recognized positive signs in the civil aviation market during the later part of calendar 2005, as traffic levels and aircraft deliveries maintained their growth trend, which continued in the first quarter of calendar 2006. This is expected to lead to continued growth in aircraft deliveries in calendar 2006. However, the soaring price of fuel is creating some uncertainty since it has a material impact on the profitability of the airline industry.

     In calendar 2006, the emerging Asia-Pacific and Middle Eastern markets are expected to continue driving the majority of demand for FFSs, as these regions continue to experience robust air traffic growth due to above average Gross Domestic Product (GDP) growth and increased liberalization of air policy.

     In the mature North American and European markets, airlines are being affected by high fuel costs and intense domestic competition, which Management expects will continue to limit their capital spending in calendar 2006. The equipment demand in these markets will be driven mainly by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets as part of fleet renewal programs and by the growth of low-cost airlines.

     SP/C’s operating margin of 11.8% for fiscal 2006 reflected improved execution across SP/C’s portfolio of projects resulting from the execution of the Restructuring Plan. In addition, SP/C benefited from the net contribution of Project Phoenix starting in Q3 of fiscal 2006. On the other hand, SP/C still sees continuing price pressure on the market with customers being extremely cost-conscious and new players trying to penetrate the market with aggressive pricing strategies. As a result, going into next fiscal year, Management believes this competitive pressure, combined with the strength of the Canadian dollar, is limiting SP/C’s ability to achieve operating margins realized during fiscal 2003 (31.5%) . However, in fiscal 2007, Management is committed to improving the average operating margin performance realized during 2006 (11.8%) .

CAE ANNUAL REPORT 2006 _ 43

10.2 SIMULATION PRODUCTS/MILITARY

10.2.1 NATURE OF OPERATIONS

The SP/M segment is a world leader in the design, manufacture and supply of advanced military training and mission-rehearsal equipment for flight, ground and sea applications.

     In step with the need for increased global security, the military simulation market is driven by several factors. Most importantly, the changing nature of warfare from symmetric to asymmetric has been driving increased cooperation among allies. This has led to the deployment of joint and coalition forces and created the need for more interoperability and joint-training capabilities, such as distributed mission training. The introduction of new weapon system platforms as well as the upgrade and life extension of existing weapon system platforms has also had a direct impact on the military simulation market. Finally, more militaries and governments are shifting to a greater use of simulation in training programs due to improved realism, significantly lower costs, and less risk compared to operating the actual weapon system platform. All these factors lead to a military simulation marketplace that offers significant opportunities for growth.

     With CAE’s breadth and depth of technology solutions and training systems integration capabilities, SP/M is well positioned to capitalize on international military programs in North America, Continental Europe, UK, Australia, Asia and the Middle East. By continuing to strategically team and collaborate with key original equipment manufacturers (OEMs) and lead systems integrators both locally and abroad, SP/M will continue to develop its strong position in the global military simulation equipment market.

SP/M’s facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; Stolberg, Germany and Silverwater, Australia.

10.2.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE

SP/M FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins)		2005	2004	2003

Revenue		$278.9	291.8	290.9
Segment Operating Income		$26.4	28.5	59.2
Operating margins	%	9.5	9.8	20.4
Depreciation and amortization		$9.4	8.8	8.5
Capital expenditures		$4.4	3.5	9.7
Backlog		$511.3	471.4	516.9

     Fiscal 2003 was an unusual year for SP/M, resulting from strong efficiency in program execution, particularly towards the later stage of completion of several repeat simulators, engineering upgrades, as well as the achievement of two early delivery bonuses earned on some programs.

     In fiscal 2004, program margins returned to a more normalized level. The appreciation of the Canadian dollar adversely impacted revenue and operating margins, while operating margins were further impacted by low margins on some specific programs in Europe where CAE, albeit acting as the prime contractor, had sub-contracted a large portion of its work share to meet industrial requirements (local content). In addition, SP/M incurred significant bid costs on major programs, both in Europe and North America.

     In fiscal 2005, revenue and operating margins were further adversely impacted by foreign exchange movements, while a significant portion of the decrease in revenue resulted from delays in meeting specific milestones on the German Night Time Flying (NTF) program, which had made a major contribution to revenue in fiscal 2004. SP/M also reduced its selling and marketing expenses and was able to recognize $4.4 million in additional ITCs.

     A strong order intake of $328 million in fiscal 2005 led to SP/M backlog returning to previous levels after experiencing a slight decrease in fiscal 2004.

10.2.3 FINANCIAL RESULTS – CURRENT

SP/M FINANCIAL RESULTS

(amounts in millions, except operating margins)	FY2006		FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$327.4	278.9	77.5	82.8	94.4	72.7	80.5
Segment Operating Income		$27.7	26.4	6.9	6.3	9.7	4.8	8.8
Operating margins	%	8.5	9.5	8.9	7.6	10.3	6.6	10.9
Depreciation and amortization		$13.8	9.4	5.9	3.1	3.0	1.8	2.2
Capital expenditures		$6.0	4.4	3.0	1.1	1.6	0.3	0.8
Backlog		$540.5	511.3	540.5	453.0	493.1	535.1	511.3

     For the three months ended March 31, 2006, SP/M revenue amounted to $77.5 million for a quarter-over-quarter (sequential) decrease of $5.3 million or 6% and a year-over-year decrease of $3.0 million or 4%. Both the sequential and year-over-year decreases are mainly attributable to a lower production level in the quarter. In addition, the year-over-year decrease was further impacted by negative foreign exchange variances and the translation of foreign denominated revenues (mainly from the Euro and the US dollar).

     Revenue for fiscal 2006 increased by 17% to $327.4 million for a year-over-year increase of $48.5 million. The increase is primarily due to the start of production of the new NH90 program in Europe, together with the impact of the integration of Terrain Experts Inc. (Terrex). There has also been an increase in production level due to a higher amount of orders in the latter part of fiscal 2005. Partially offsetting the increase

44 _ CAE ANNUAL REPORT 2006

in volume are negative foreign exchange impacts and the translation of foreign denominated revenues (particularly from the Euro and the US dollar).

     Segment Operating Income for the three months ended March 31, 2006 amounted to $6.9 million (8.9% of revenue), compared to $6.3 million (7.6% of revenue) in the previous quarter and $8.8 million (10.9% of revenue) in the same quarter a year ago. The sequential increase is attributable mainly to a reduction in net R&D expenditure partially offset by higher amortization of certain deferred development costs. The year-over-year decrease is attributable mainly to the lower production level in the quarter combined with the net impact of the variance elements stated in the sequential analysis above.

     Segment Operating Income for fiscal 2006 increased by 5% to $27.7 million for a year-over-year increase of $1.3 million. The increase is attributable to higher revenue as mentioned above. SOI would have increased by 16% or by $4.1 million without the write-down of some deferred bid costs which reduced operating income by $1.5 million in the first quarter of fiscal 2006 and without the recognition of additional ITCs related to fiscal 2000 to fiscal 2004, which increased operating income by $4.4 million in the first quarter of fiscal 2005.

     The capital employed for SP/M as at March 31, 2006 was $49.3 million compared to $118.5 million as at March 31, 2005. The decrease is primarily a result of lower non-cash working capital mainly due to lower accounts receivable and increased trade accounts payable and accruals.

10.2.4 BACKLOG
SP/M BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$511.3	$471.4	$516.9
+ Orders for the period	364.4	328.2	284.1
- Revenue for the period	(327.4)	(278.9)	(291.8)
+/- Adjustments (mainly FX)	(7.8)	(9.4)	(37.8)

Backlog, end of the year	$540.5	$511.3	$471.4

Backlog as at March 31, 2006 stood at $540.5 million, which represents an increase of $29.2 million from the same period last year. Orders in the fourth quarter of fiscal 2006 amounted to $153.6 million and include the following:

·	One A330 Multi-Role Tanker Transport (MRTT) aircraft simulator for the Royal Australian Air Force

·	Three C-130J/KC-130J weapons systems trainers for the US Air Force (USAF) and US Marine Corps (USMC)

·	One MH-60S operational flight trainer (OFT) for the US Navy

·	Two C-295 FFSs, one for the Brazil Air Force and one for EADS CASA’s training centre in Seville, Spain

·	An upgrade to a P-3C OFT and a spares and support package for the US Navy

     The level of orders received during the fourth quarter ($153.6 million) compared to the level received for the entire year ($364.4 million) clearly demonstrate the irregular nature of the military business segment.

In addition to the above, significant orders for fiscal 2006 comprise the following:

·	Work for NH90 full-mission simulators for the German long-term training service contract

·	Upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy

·	Tactical training capability upgrades to the Royal Australian Air Force (RAAF) C-130J and C-130H simulators

10.2.5 OUTLOOK

SP/M’s commitment to customer satisfaction, leading-edge technology development and operational excellence continue to resonate with military customers and Original Equipment Manufacturers (OEMs) around the world.

     SP/M intends on continuing with its proven strategy of establishing closer relationships with key prime contractors and OEMs. In this vein, it has recently established a very successful and strategic cooperation agreement with EADS CASA, Spain’s leading aerospace company, which has named CAE as its preferred provider of C-295 aircraft training systems. As part of this agreement, SP/M will build on its delivery of C-295 training equipment in Brazil and Seville and be an integral part of the CASA team that offers the C-295 solution globally. SP/M’s recent win in the Australian Tanker program, also an integral part of its relationship with EADS CASA, positions SP/M favourably for a number of upcoming Tanker opportunities worldwide. CAE also continues to expand its relationship with Israel Aircraft Industries (IAI) to develop solutions for embedded training as well as for live and integrated virtual training. CAE will continue to hold ongoing discussions with various OEMs to establish relationships for the provision of training equipment for key platforms.

     As part of the largest R&D program in CAE’s history, Project Phoenix, SP/M remains committed to introducing new products and services that enhance its reputation as a technology leader. A strategic priority is to continue to bring innovative products and simulation-based solutions to market. An example of such technology is the new CAE Medallion™ 6000 high-fidelity visual system, which has been declared ready for training in record time on a Tornado simulator by the German Air Force. CAE-owned TERREX recently released a new software product called A-Terrain Extreme that will address customer requirements for an affordable 3-D database creation tool for intelligence visualization, geographical information system visualization and game development. Through the ongoing enhancement of current leading-edge technologies and the development of new simulation-based solutions, SP/M maintains its position as a world leader in modelling and simulation.

CAE ANNUAL REPORT 2006 _ 45

     SP/M’s track record and ability to innovate and introduce new technology on leading platforms, such as the NH90, bodes well for the future and on SP/M’s ability to position itself as a partner of choice for new and evolving aircraft platforms.

Training & Services

In the general category of Training & Services, CAE offers a wide range of services to its customers. These range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation and training centre design and operation.

10.3 TRAINING & SERVICES/CIVIL

10.3.1 NATURE OF OPERATIONS

The TS/C segment provides business, regional and commercial aviation training for pilots, maintenance technicians and flight crews. CAE is the world’s second largest independent provider of training services; it operates training centres on four continents and has an installed base of 108 FFSs as at March 31, 2006. CAE intends to selectively continue to expand its global network in strategic locations with high-growth potential.

     The TS/C segment provides tailored training services ranging from fully-integrated programs characterized by courses given by CAE training instructors and simulation hours (wet training) to solutions where CAE is providing the simulator facility and training device and the customer provides the instructor (dry training). The training services are offered to each of these three sectors: business, regional and commercial.

     The TS/C segment’s activities are affected by the seasonality of the industry. In times of peak travel (such as holidays), airline pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     The Company’s practice is to endeavour to secure numerous long-term training agreements with commercial, regional and business aircraft operators prior to establishing a new training centre. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some or all of their flight crew training, whether on a wet or dry basis. The business aviation training centres are used by more than 3,000 customers who tend to use third-party training centres as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus on ramping up utilization and increasing yield (through enhanced service offerings) in its training centres.

10.3.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/C FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins, FFSs deployed and RSEUs)		2005	2004	2003

Revenue		$306.8	268.8	246.2
Segment Operating Income		$39.8	28.3	30.4
Operating margins	%	13.0	10.5	12.3
Depreciation and amortization		$45.3	40.3	39.2
Capital expenditures		$100.6	68.3	201.5
Backlog		$829.6	823.5	651.3
FFSs deployed		105	102	89
RSEUs		98	96	N/A

     In fiscal year 2003, CAE achieved significant growth in revenue from training operations, reflecting the benefits of the acquisitions made in fiscal 2002 (Schreiner in August 2001 and SimuFlite in December 2001). The network of installed base simulators grew by 50% from the previous year.

     In fiscal 2004, revenue growth was attributable to an increase in the number of simulators deployed in the Company’s network and to an increase in capacity utilization in the latter part of the year. Operating margins, when compared to fiscal year 2003 and fiscal year 2005, were negatively impacted by the financial difficulties and ongoing restructuring of some of the North American airline operators, the SARS epidemic and the movement in exchange rates. Capital expenditures were constrained in 2004 following the significant expansion and addition to CAE’s network between 2001 and 2003.

     Although fiscal year 2005 remained a challenging year for the civil aviation industry, Segment Operating Income growth outpaced revenues. This was driven by the addition of the CAE-Iberia training centres in Madrid, Spain, and to additional FFSs in the Dubai training facility, which more than offset the lease expenses associated with the Company’s ongoing sale and leaseback program. During the year, CAE and Dassault Aviation signed a contract that made CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by an aircraft manufacturer upon the purchase of its aircraft. As part of this agreement, CAE is developing two Falcon 7X FFSs and a comprehensive training program that will incorporate CAE Simfinity® training technology. The TS/C network grew from an installed base of 102 FFSs at the end of fiscal year 2004 to 106 at the end of 2005 and revenue simulator equivalent units (RSEUs) from 88 to 98 for the same periods. Capital expenditures increased in fiscal year 2005 due primarily to the award of the Dassault programs.

46 _ CAE ANNUAL REPORT 2006

10.3.3 FINANCIAL RESULTS – CURRENT
TS/C FINANCIAL RESULTS

(amounts in millions, except operating margins,
FFSs and RSEUs)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$322.3	306.8	81.1	78.0	79.4	83.8	79.4
Segment Operating Income		$57.9	39.8	15.1	14.3	11.6	16.9	13.3
Operating margins	%	18.0	13.0	18.6	18.3	14.6	20.2	16.8
Depreciation and amortization		$43.3	45.3	10.7	11.8	10.3	10.5	10.4
Capital expenditures		$87.5	100.6	21.3	41.0	14.3	10.9	10.2
Backlog		$809.0	829.6	809.0	805.2	830.4	831.7	829.6

FFSs deployed		108	105
RSEUs		98	98

     For the three-month period ended March 31, 2006, TS/C revenue amounted to $81.1 million, a quarter-over-quarter (sequential) increase of $3.1 million or 4%. The sequential increase is attributable mainly to a strong overall demand in most of our training centres, despite the revenue impact associated with the relocation of assets in Europe and the closure of the Maastricht training centre. It should be noted that the strong demand during the quarter also compensated for the continuing appreciation of the Canadian dollar over major operating currencies.

     The TS/C segment generated over 94% of its revenue and operating income in currencies other than the Canadian dollar (approximately 66% in US dollars and 27% in Euro). Most of the operating costs were incurred in the same currency in which the revenue is earned, which mitigated a significant portion of the foreign exchange impact on the operating margin. Accordingly, the net revenue and operating income, when converted into Canadian dollars, were subject to fluctuation but the operating margin percentage remained generally unaffected by foreign exchange.

     On a year-over-year basis, revenue increased by 2% from $79.4 million for the fourth quarter of fiscal 2005 to $81.1 million. Average RSEUs for the quarter was 95 FFSs compared to 99 FFSs for the same period last year. The loss of four RSEUs is partly attributable to the relocation of assets during the quarter and the removal of some assets from CAE’s network (see Section 5 for further information). Notwithstanding the strong Canadian dollar and the fact that TS/C had four fewer RSEUs, the year-over-year improvement further highlights the increase in training conducted by clients in the Company’s training network fuelled by the robust business and commercial aviation market. For fiscal 2006, revenues increased by 5% to $322.3 million, an increase of $15.5 million over last year. This increase in revenue is mainly attributable to our ongoing strategy of converting customers from dry to wet training and the improved business environment in almost all the areas serviced by our training facilities. The revenue growth is even more significant in view of all the ongoing restructuring activities, FFS relocations and the consolidation of our operation in Europe. This is further highlighted by the fact that, on a RSEU basis, the Company had on average the same number of performing assets this year as last year.

     Segment Operating Income for the fourth quarter amounted to $15.1 million (18.6% of revenue), compared to $14.3 million (18.3% of revenue) in the third quarter. The third quarter benefited from a non-recurring gain of $1.8 million on the exit of the Dornier 328 Jet training market. The increase in revenue and operating margins were primarily due to higher revenue volume as well as to the factors mentioned above.

     Compared to the fourth quarter of last year, the Segment Operating Income increased by $1.8 million or 14%. The year-over-year improvement was due to various elements, including the above-mentioned increased level of activity. The benefits discussed above were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro.

     For fiscal year 2006, Segment Operating Income reached $57.9 million (18.0% of revenue) compared with $39.8 million (13.0% of revenue) for the same period last year. The year-over-year improvement is attributable mainly to strong demand, the improved operational efficiencies and the benefit of the Restructuring Plan.

     Capital expenditures amounted to $21.3 million for the fourth quarter and $87.5 million for the twelve months ended March 31, 2006 and are related to the ongoing investment required for the Dassault Falcon 7X training program, the buy-back of an operating lease on an FFS deployed in our network and a number of upgrades being conducted in the network.

The capital employed for TS/C as at March 31, 2006 was $614.9 million compared to $591.1 million as at March 31, 2005.

10.3.4 BACKLOG
TS/C BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$829.6	$823.5	$651.3
+ Orders for the period	346.9	377.4	448.7
- Revenue for the period	(322.3)	(306.8)	(268.8)
+/- Adjustments (mainly FX)	(45.2)	(64.5)	(7.7)

Backlog, end of the year	$809.0	$829.6	$823.5

     The order intake for the fourth quarter of fiscal 2006 amounted to $78.4 million. The backlog was reduced by about 5% by exchange rate fluctuations of $45.2 million during fiscal 2006.

CAE ANNUAL REPORT 2006 _ 47

     During the fourth quarter of fiscal 2006, TS/C was awarded a number of contracts that will increase its training presence in the Asia / Middle East market. The CAE China Southern Airlines joint venture in Zhuhai announced that it ordered three new FFSs from CAE that will be housed in a new six-simulator bay building.

     During fiscal year 2006, TS/C was awarded training contracts from over 1,000 new customers for a total contract value in excess of $55 million and was able to generate more than $311 million orders from existing customers.

10.3.5 OUTLOOK

The year 2006 was a very busy year for TS/C as a number of initiatives were being conducted at the same time. The consolidation and restructuring activities are progressing, the expansion or construction of four training centres was approved, the new ERP system for TS/C is being implemented and we have formally launched our new technical services capabilities.

     As fiscal 2006 ended, Management continued to see strong demand in the aviation-training market that is being driven mainly by worldwide passenger traffic growth and increased deliveries of both commercial and business aircraft, all of which results in pilot hiring and more need for training. For fiscal 2007, Management expects equally strong demand in the commercial and business aviation markets. However, projections of high fuel costs and continued intense competition with the emergence of start-ups and low-cost carriers will continue to put pressure on commercial airlines worldwide, with operators in the Americas and Europe likely to be more affected. Aircraft OEMs in both the business and commercial aviation segments continue to offer a good mix of proven and new platforms. In the 50-seat regional jet segment, projections point to a difficult market that will likely see an adjustment. While demand for training solutions and services should be strong overall, Management does not expect any significant improvements in training rates in these markets. With the current high price of fuel and intense competition, airlines will continue to maintain a tight grip on cost reduction. Historical trends show that, when the civil aviation industry emerges from a down cycle, as it is the case here, new entrants emerge in the commercial training business, resulting in a healthy competitive pricing environment.

     Management anticipates strong commercial airline training demand in CAE’s European, Asian, Indian and South American operations, as the majority of new aircraft orders are focused in these regions and because there is a current pilot shortage in Asia, India and the Middle East. The commercial aviation industry as a whole has projected severe pilot shortages which could persist into the next decade and affect all regions worldwide.

     With the restructuring activities in their final phases, Management feels that the segment is now in a position to fully capitalize on attractive business opportunities and to make strategic investments either alone or with partners in growing markets. As an early entrant into China, the Middle East and South East Asia, CAE is witnessing the payoff of such an initiative as demonstrated by several announcements in fiscal 2006 regarding the various types of expansions to our existing training facilities in those regions. This, along with the launch of new technical and training delivery services should position us well to capitalize on future growth opportunities. In the business aviation segment, CAE’s growth strategy to increase its coverage of in-production aircraft, strategic partnerships with OEMs on new aircraft platforms, and the strategic positioning of business aviation training solutions in three new locations worldwide (Dubai [UAE], Burgess Hill [UK], and New Jersey [US]) will allow CAE to benefit from the projected growth in business aviation training.

     Management continues its focus on productivity and has progressed well into its next phase of the Six Sigma management methodology with the conclusion and implementation of the first nine process-improvement projects. Additionally, the strategic aspects of Six Sigma implementation continues with the integration of Regulatory Compliance, Business Process/System Management, Risk Management and Continuous Improvement activities into a systematic approach designed to achieve operational excellence. The projected savings from the first nine projects have justified the effort and a second wave will follow.

     In support of CAE’s fiscal 2006 Restructuring Plan, CAE will complete the redeployment of a number of simulators to better position its assets for client access and optimal utilization and revenue generation. Management has projected that the downtime associated with the relocation will likely impact the number of RSEUs available for training in a given quarter, thereby possibly negatively impacting that quarter’s revenue from a year-over-year perspective. After completion of the redeployment of the assets, Management expects that the potential revenue impact associated with the relocation will be quickly offset by new revenue opportunities due to the optimization of the positioning of the assets.

10.4 TRAINING AND SERVICES/MILITARY

10.4.1 NATURE OF OPERATIONS

Ongoing military training and services operations in North America, Europe, Australia and other parts of the world continue to generate steady revenues for TS/M. CAE’s TS/M provides its customers with turnkey training services and a full range of training support services from over 60 locations around the globe. Services range from training of pilots, maintenance technicians and crew members to technical services, support training in engineering and maintenance, modelling and simulation consulting, and training centre design and operation.

     Today’s military forces are under constant pressure to reduce operating costs, improve performance, and above all, maintain a high state of readiness. With limited financial and human resources, meeting these challenges is increasingly difficult. Over the past decade, there has been a growing trend in the military community to outsource a variety of training services. This outsourcing can range from a complete, turnkey training operation to the outsourcing of simulator and academic instruction, courseware development, simulator maintenance and logistics support.

     TS/M is uniquely qualified to handle all training service needs and has been a leader in providing state-of-the-art training and support across the entire range of combat skills. TS/M has a range of experience and capability, including delivery of a turnkey training service as evidenced by CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) in the UK, the C-130 Training Centre in Tampa, Florida and soon with its partners, the NH90 training equipment and facilities at various sites in Germany and for Rotorsim in Sesto Calende, Italy.

48 _ CAE ANNUAL REPORT 2006

     CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system lifecycle, and CAE has established a Professional Services division within TS/M to help customers apply simulation to analysis, design, research and experimentation applications. Our experts offer professional services in areas such as project management, human factors, capability engineering, modelling and simulation and emergency management. The establishment of the Professional Services division is consistent with the desire of defence forces to use more simulation not only for training but throughout the lifecycle of equipment and delivery platforms and weapon systems.

10.4.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/M FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins)		2005	2004	2003

Revenue		$187.1	184.8	168.7
Segment Operating Income		$20.8	23.1	19.6
Operating margins	%	11.1	12.5	11.6
Depreciation and amortization		$8.0	5.9	5.5
Capital expenditures		$2.1	1.6	2.4
Backlog		$890.3	799.7	741.7

     Since fiscal 2002, when revenue was approximately $150 million, TS/M has experienced constant growth, reaching revenue of $187.1 million in fiscal 2005. Because of the long-term and recurring nature of the military service business, operating margins were relatively stable on an annual basis.

     However, in fiscal 2003, TS/M revenue and SOI were adversely impacted by foreign exchange. Although it witnessed the same trend in fiscal 2004, TS/M achieved strong performance in some Canadian and Australian programs. As has been the case for the Simulation Products/Military segment, TS/M incurred high bid costs for major programs in Europe and the US.

     In fiscal 2005, Helicopter Flight Training Services (HFTS), a consortium with three other major European defence contractors in which CAE has a 25% investment, was awarded a long-term NH90 training services contract by the German government, contributing to the replenishment of CAE’s TS/M backlog by y122.0 million.

10.4.3 FINANCIAL RESULTS – CURRENT
TS/M FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$200.5	187.1	47.7	52.8	50.7	49.3	48.6
Segment Operating Income		$19.1	20.8	3.3	8.4	5.4	2.0	4.2
Operating margins	%	9.5	11.1	6.9	15.9	10.7	4.1	8.6
Depreciation and amortization		$7.0	8.0	1.6	1.6	1.9	1.9	1.5
Capital expenditures		$30.9	2.1	15.5	1.5	7.4	6.5	0.1
Backlog		$826.1	890.3	826.1	797.8	829.4	904.0	890.3

     For the three months ended March 31, 2006, TS/M’s revenues amounted to $47.7 million, a quarter-over-quarter (sequential) decrease of $5.1 million or 10%. On a year-over-year basis, revenue decreased by $0.9 million or 2%. Both decreases are mainly attributable to negative foreign exchange impacts (approximately 25% of TS/M revenues are in US dollars, 20% in Euro and 30% in British pounds) partially offset by the integration of Greenley & Associates Inc., which was acquired last year and which specializes in modelling and simulation services.

     Revenue for fiscal 2006 increased by 7% to $200.5 million, a year-over-year increase of $13.4 million. The increase is a result of increased maintenance and support services, mainly on German and American bases, as well as the integration of Greenley & Associates Inc., partially offset by negative foreign exchange impacts as stated above.

     Segment Operating Income for the three months ended March 31, 2006 decreased by 61% from the previous quarter to $3.3 million. On a year-over-year basis, Segment Operating Income decreased $0.9 million or 21%. The sequential decrease is mainly due to lower revenue as explained above. The decrease is amplified by additional income in the third quarter of fiscal 2006 resulting from a cost recovery from the annual rate negotiations with the Canadian Government and a dividend received from a TS/M investment in the UK, both of which are part of the recurring business of TS/M but that does not come evenly quarter over quarter. The year-over-year decrease is mainly attributable to negative foreign exchange impacts as stated above.

     Segment Operating Income for fiscal 2006 was $19.1 million (9.5% of revenue) for a year-over-year decrease of $1.7 million from the $20.8 million (11.1% of revenue) posted last year. The decrease is mainly attributable to a $4.4 million write-down of deferred bid costs in the first quarter of fiscal 2006. Excluding non-recurring items, Segment Operating Income for the period would have amounted to $23.5 million (11.7% of revenue), an increase of $1.5 million over the same period a year ago. The increase is primarily due to higher revenue volume as well as to the factors mentioned in the above-described quarter variance analysis.

     Capital expenditures for the quarter amounted to $15.5 million and were mainly related to the building of training centres in Germany for the NH90 program and in Italy for Rotorsim, a joint venture between CAE and Agusta S.P.A.

CAE ANNUAL REPORT 2006 _ 49

     The capital employed for TS/M as at March 31, 2006 was $111.5 million compared to $75.0 million as at March 31, 2005. The increase was mainly due to increased capital expenditures as well as to lower deposits on contracts.

10.4.4 BACKLOG
TS/M BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$890.3	$799.7	$741.7
+ Orders for the period	243.0	346.9	223.0
- Revenue for the period	(200.5)	(187.1)	(184.8)
+/- Adjustments (mainly FX)	(106.7)	(69.2)	19.8

Backlog, end of the year	$826.1	$890.3	$799.7

     Backlog as at March 31, 2006 stood at $826.1 million, which represented a decrease of $64.2 million from the same period last year. The decrease in backlog is explained by adjustments arising mainly from the negative foreign exchange impact on the backlog of all foreign locations, especially in the UK (the Burgess Hill and Benson locations) and Germany.

     The order intake for the fourth quarter of fiscal 2006 amounted to $69.8 million and mainly consisted of a Synthetic Environment Core (Se-Core) Database Virtual Environment Development contract for the US Army and a support services agreement for the A330 Multi-Role Tanker Transport (MRTT) simulator for the Royal Australian Air Force. In addition, since the beginning of fiscal 2006, TS/M received various training services orders from its C-130 training centre in Tampa, US, as well as maintenance and support services contracts in Germany, US and Canada.

10.4.5 OUTLOOK

Given the constraints on defence budgets and resources, governments and defence forces worldwide are increasingly scrutinizing their expenditures and looking for innovative ways to meet operational commitments while focussing resources on core capabilities. One such example is a growing trend to outsource or privatize training service provisioning as a cost-effectiveness means to accelerate training delivery. TS/M is actively involved in this area and continues to see a growing demand from defence forces to use synthetic training as the way to download training tasks from the actual aircraft into the simulators and as a way to enhance true mission rehearsal. While synthetic training will never completely replace live combat training, TS/M sees more militaries increasing the number of synthetic training hours as a way to replace or complement live training. TS/M continues to identify and pursue a range of training services opportunities as well as professional service opportunities.

     TS/M intends to use its leading-edge technology in the area of Common Database and Common Environment and the credibility boost it received from the recent strategic win of the US Army’s Synthetic Environment Core (SE-CORE) Database Virtual Environment Development to capture a significant portion of the growing mission-rehearsal market. The highly sought SE-CORE program requires TS/M to further evolve its common virtual environment technology so as to enable armies to seamlessly interoperate live and constructive training systems while allowing the sharing and re-use of complex and costly databases. As the partner of choice for the SE-CORE, TS/M will establish a state-of-the-art database production facility for the US Army in Orlando, Florida. This strategic contract also entails the exercise of an option for a further four centres. The experience and technology resulting from the successful execution of this service contract is positioning TS/M favourably in terms of the credibility it needs to pursue similar opportunities globally.

     TS/M is also focussed on growing its training support services business. TS/M’s ability to grow this business as a result of being the partner of choice for new aircraft platforms has been exemplified in the recent awarding of a five-year contract by the Commonwealth of Australia to provide the Royal Australian Air Force with training support services for the A330 Multi-Role Tanker Transport (MRTT). This service contract will become an integral part of the very successful Australian Defence Forces Aerospace Simulators (MSAAS) contract that TS/M has negotiated in Australia. This contract, recently recognized by Australian Defence Magazine as one of the top defence programs in Australia, has helped TS/M significantly increase its services business in Australia and serves as a model for similar opportunities elsewhere.

     TS/M continues to grow business revenue from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK as well as maintenance and service contracts that support almost all of the flight simulators of the German Armed Forces. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission-preparation training. The RAF now regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer generated forces in mission scenarios. In a similar arrangement, TS/M is a key player in the consortium that will provide the German Armed Forces with NH90 helicopter training services over a 14.5 -year period beginning in 2008. TS/M’s position in this program is critical since TS/M expects several other NH90 training service opportunities to materialize globally over the next several years. Moreover, this summer, the CAE and Agusta consortium (known as Rotorsim) will begin training operations in Sesto Calende, Italy by offering comprehensive training on three different variants of the A109 helicopter. This consortium will also provide training for the very successful AW139 helicopter platform by year end. TS/M continues to win contracts for the provision of maintenance and support services for defence forces around the world. TS/M’s services business will continue to see solid revenue streams, including those from the instruction, maintenance and support services provided under the subcontract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force as well as those from the operation of the US Air Force Predator UAV schoolhouse. CAE’s C-130 Training Centre in Tampa also continues to witness an increasing volume of business. The German Armed Forces awarded several contract extensions to TS/M for the ongoing provision of on-site maintenance and logistics support for flight

50 _ CAE ANNUAL REPORT 2006

simulation equipment, including a new contract to support the 12 helicopter simulators at the German Army Aviation School. In Canada, TS/M secured a three-year contract extension for the provision of first-level maintenance and logistics support for CC-130, CP-140, CH-146, and CF-18 simulators at Canadian Forces Bases across the country. All of these contracts will continue to provide a solid revenue stream for TS/M while providing the credibility and expertise needed to secure similar contracts globally.

     TS/M continues to actively seek teaming arrangements with various OEMs and service providers to ensure best-in-class solutions that offer the best value for training and service requirements. As militaries look to increase their use of synthetic training, CAE becomes an attractive partner because of its simulation products capability as well as training service delivery experience.

11 CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

The Company managed its liquidity in a dynamic fashion and regularly monitors factors that could impact liquidity. The primary factors that affect liquidity include but are not limited to the following:

·	Cash generated from operations, including timing of milestone payments, working capital management

·	Capital expenditure requirements

·	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions

11.1 CASH MOVEMENTS

Free cash flow for fiscal 2006 was $73.7 million, virtually unchanged from fiscal 2005. The following table provides information on the free cash flow generated by the Company:

CONSOLIDATED CASH MOVEMENTS

(amounts in millions)	2006	2005	2004

Cash provided by continuing operating activities
(before changes in non-cash working capital)	$155.0	$100.4	$101.7
Changes in non-cash working capital	81.2	85.6	(100.2)

Net cash provided by continuing operating activities	$236.2	$186.0	$1.5
Capital expenditures	(130.1)	(118.0)	(86.8)
Other capitalized costs	(22.7)	(14.0)	(21.5)
Cash dividends	(9.7)	(24.0)	(27.4)
Sale and leaseback financing	–	43.8	122.5

Free cash flow	$73.7	$73.8	$(11.7)
Other cash movements, net	12.0
Effect of foreign exchange rate changes on cash and cash equivalents	(7.6)

Net increase in cash before proceeds and repayment of long-term debt	$78.1

     For fiscal 2006, cash provided by continuing activities before the effect of changes in non-cash working capital was $54.6 million higher than fiscal 2005. Including the effect of changes in non-cash working capital, cash provided by continuing activities reached $236.2 million for the current fiscal year, representing a $50.2 million increase over last year. A focus on non-cash working capital management towards the end of fiscal 2005 helped the Company to generate $184.5 million more cash from continuing operations than was generated in fiscal 2004.

     Capital expenditures (CapEx) and other capitalized costs for the current year amounted to $152.8 million, $20.8 million higher than last year. Major capital projects in fiscal 2006 include the ongoing investment in the Dassault Falcon 7X program, the ramp-up of CapEx related to the German NH90 program, the buy-back of FFSs deployed in our network that were financed under lease agreements and various other maintenance and growth expenditures.

     During fiscal 2005, the Company raised $43.8 million through the sale of leaseback transactions, whereas there were no proceeds from the sale of leaseback transactions in fiscal 2006.

CAE ANNUAL REPORT 2006 _ 51

11.2 SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes as well as to issue letters of credit and bank guarantees (see below description of the new revolving credit facility).

     The total available amount of committed bank lines as at March 31, 2006 was $608.5 million, of which 21% was utilized ($125.2 million, all for letters of credit). As at March 31, 2005, the total amount available was $580.3 million, of which 5% ($30.4 million) was utilized. The increase in total utilization was due mainly to the use of the credit facility for the issuance of letters of credit and bank guarantees, which as at March 31, 2005, were issued under separate credit agreements, while borrowings decreased to zero as at March 31, 2006.

     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $41.2 million, of which nothing was drawn as at March 31, 2006.

     As at March 31, 2006, CAE had long-term debt totalling $271.3 million compared to $342.9 million as at March 31, 2005. As at March 31, 2006, the short-term portion of the long-term debt was $10.4 million compared to $35.3 million as at March 31, 2005. The decrease in the short-term portion results mainly from the repayment of the $20.0 million Canadian dollar Senior Note tranche due in June 2005. Variations in the debt that occurred throughout the year are outlined below.

     During the fourth quarter, CAE converted an operating lease into a capital lease recorded on its balance sheet for $10.2 million for a FFS that is being relocated from Tampa, US to the São Paolo, Brazil training centre.

     During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a relatively high-cost asset-backed financing amounting to y22.7 million (the Amsterdam asset-backed financing). This financing structure was consolidated, at the beginning of the fourth quarter of fiscal 2005, as a result of the adoption of new accounting guidelines on consolidation of variable interest entities. The repayment was partially financed with cash on hand and by a y15.0 million borrowing under the revolving term credit facility. Swap unwinding and early prepayment charges totalling $2.8 million were paid as part of the refinancing of the debt and were recorded in the interest expense and reported as a non-recurring item. The repayment is consistent with the objectives of reducing CAE’s cost of debt and providing additional operational flexibility with respect to the mobility of the FFS within CAE’s network.

     As well, during the third quarter, CAE concluded an agreement to obtain financing for the establishment of its Enterprise Resource Planning (ERP) system. An unsecured facility in the amount of $35.0 million has been put in place with an initial drawdown amount of $5.1 million for the costs incurred to date on the implementation. Amounts will be drawn down from the facility as incurred, on a quarterly basis, with monthly repayments for a term of seven years beginning at the end of the first month after the end of each quarter for which the Company borrowed money. The interest cost of loans is based on the three-year Government of Canada bond plus a spread at the beginning of each quarter with the rate on the first drawdown at approximately 5.6% .

     During the second quarter, two additional debts were incurred to finance CAE’s operations. The first debt is related to the NH90 project, where non-recourse financing was put in place to finance the build-out of the project. An amount of $19.7 million has been incurred, resulting from CAE’s proportionate share (25%) of the initial drawdown of the debt facility. The total facility of y175.5 million to be drawn down over the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of June 2021. The second debt amounts have been incurred by the Zhuhai Training Centre to finance the acquisition of two FFSs. An amount of $6.5 million has been incurred as a result of CAE’s proportionate share (49%) of the initial drawdowns of the term debt for CAE’s joint venture participation in the Zhuhai Training Centre. The debts are non-recourse to CAE and have final maturities of January 2008 and October 2008.

     The Company sells some of its third-party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as a collection agent. As at March 31, 2006, $6.7 million in specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used for general corporate purposes.

     The Company has entered into an EDC Performance Security Guarantee (PSG) account for an amount of $116.7 million (US$100 million) for which $26.1 million is drawn as at March 31, 2006. The PSG account is an un-committed revolving support for performance bonds, advance payments guarantees or similar instruments. The PSG account has been provided to CAE on an unsecured basis.

     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years and matures in July 2010. The total credit available is equal to US$400.0 million and y100.0 million. The facility has covenants including minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings that are non-recourse to the Company. The facility also provides the capability to issue letters of credit and bank guarantees.

52 _ CAE ANNUAL REPORT 2006

11.3 CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments such as debentures and notes, letters of credit and others. The table below provides a summary of the various maturities of the Company’s contractual obligations as at March 31, 2006.

CONTRACTUAL OBLIGATIONS

(amounts in millions)	2007	2008	2009	2010	2011	Thereafter	Total

Long-term debt	$8.0	$30.1	$12.1	$81.0	$21.3	$105.3	$257.8
Capital lease	2.4	1.8	0.8	0.7	7.7	0.1	13.5
Operating leases	61.8	79.9	57.8	53.9	54.9	280.5	588.8
Purchase obligations	1.0	0.4	–	–	–	–	1.4
Other long-term obligations	6.6	3.5	2.8	2.5	2.2	2.9	20.5

Total	$79.8	$115.7	$73.5	$138.1	$86.1	$388.8	$882.0

     CAE successfully renegotiated its revolving term credit facilities on a committed basis for an additional five years in the first quarter of fiscal 2006. The total availability of the committed credit facilities as at March 31, 2006 is equal to $483.3 million.

     Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company’s clients.

Other long-term obligations include a total of $14.3 million in repayments under various government assistance programs.

     As at March 31, 2006, CAE had other long-term liabilities that were not included in the above table. They consisted of some accrued pension liabilities, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability will depend on various elements such as market returns, actuarial losses and gains and interest rate.

     CAE did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available to reduce income tax liabilities.

12 CONSOLIDATED FINANCIAL POSITION

12.1 CAPITAL EMPLOYED

The Company’s capital employed as at March 31, 2006 amounted to $865.5 million, decreasing by $71.9 million compared to $937.4 million as at March 31, 2005. Such decrease allows the Company to achieve a better return on capital investment.
The following table provides the significant elements of the Company’s capital employed:
CONSOLIDATED CAPITAL EMPLOYED

As at March 31,		As at March 31,
(amounts in millions)	2006	2005

Use of capital:
Non-cash working capital	$(74.5)	$9.6
Property, plant and equipment, net	839.3	792.2
Other long-term assets	329.7	351.6
Net assets held for sale (current and long-term)	5.9	2.1
Other long-term liabilities	(234.9)	(218.1)

Total capital employed	$865.5	$937.4

Source of capital:
Net debt	$190.2	$285.8
Shareholders’ equity	675.3	651.6

Source of capital	$865.5	$937.4

12.2 NON-CASH WORKING CAPITAL

Non-cash working capital decreased by $84.1 million during fiscal 2006 mainly due to higher levels of deposits on contracts ($52.9 million) resulting from the level of orders received during the year compared to last year and from the timing of milestone payments, payables and accruals ($60.9 million) and future income tax, net ($8.3 million). These favourable impacts were partially offset by higher levels in prepaid expenses ($7.4 million), income tax recoverable ($17.2 million).

CAE ANNUAL REPORT 2006 _ 53

12.3 PROPERTY, PLANT AND EQUIPMENT, NET

Net property, plant and equipment was up $47.1 million compared to March 31, 2005 as a result of new capital expenditures ($130.1 million), which were offset by normal depreciation and the effect of foreign exchange rates from the beginning to the end of the fiscal year.

12.4 OTHER LONG-TERM ASSETS

The other long-term assets include, among others, tax accounts, deferred costs, intangible assets and goodwill. No significant movements occurred in these accounts during fiscal 2006.

12.5 OTHER LONG-TERM LIABILITIES

Other long-term liabilities increased by $26.7 million between March 31, 2005 and 2006 as a result of, amongst others, a new obligation related to a purchase agreement ($8.1 million), higher level of deferred revenue ($9.8 million) and an increase in the compensation regarding LTI RSU/DSU ($8.5 million).

12.6 NET DEBT

The Company’s net debt as at March 31, 2006 amounted to $190.2 million, a decrease of $95.6 million compared to $285.8 million at the end of fiscal 2005. The following table summarizes the major elements of the cash movements:

RECONCILIATION OF CONSOLIDATED NET DEBT MOVEMENT

As at March 31, 2006
(amounts in millions)

Net debt, beginning of period	$285.8
Impact of cash movements on net debt (see table in the Cash Movements section)	(78.1)
Effect of foreign exchange rate changes on long-term debt	(17.5)

Decrease in net debt during the period	(95.6)

Net debt, end of period	$190.2

12.7 SHAREHOLDERS’ EQUITY

The $23.7 million increase in equity results mainly from the net earnings ($64.9 million) plus the proceeds from share issuance and contributed surplus ($17.7 million) net of dividends ($10.0 million) and the change in the currency translation adjustment account ($48.9 million) resulting from the strengthening of the Canadian dollar during the period as indicated in Section 7.

12.7.1 OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares to be issued in series. To date, the Company has not issued any preferred shares. As at March 31, 2006, CAE had 250,702,430 common shares issued and outstanding for share capital amounting to $389.0 million. As at the same date, the Company had 6,347,235 options outstanding, of which 2,775,850 were exercisable.

12.7.2 DIVIDEND POLICY

In each of the quarters of fiscal 2006, the Company paid a dividend of $0.01 per share. The amount and timing of any dividend is within the discretion of CAE’s Board of Directors. The Board of Directors reviews the dividend policy annually based on the cash requirements of the Company’s operating activities, liquidity requirements and projected financial position. With the current dividend policy and with the $250.7 million common shares outstanding as at March 31, 2006, CAE expects to pay annual dividends of approximately $10 million.

12.8 GUARANTEES

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total of $98.6 million as at March 31, 2006 compared to $73.3 million as at March 31, 2005. The increase in the outstanding amount results mainly from additional project-related requirements.

12.9 SALE AND LEASEBACK TRANSACTIONS

A key element of in the financing strategy that CAE employs to support investment in its Civil and Military training and services business is the sale and leaseback of certain FFSs installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner participant. Prior to completing a sale and leaseback consolidated transaction, CAE records the cost to

54 _ CAE ANNUAL REPORT 2006

manufacture the simulator as a capital expenditure, which is included as a fixed asset on the Company’s consolidated balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture (approximately the margin that CAE would record if it had a completed FFS sale to a third party) is recorded under deferred gains and other long-term liabilities and is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying FFS.

     During fiscal 2006, CAE bought back five FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $47.3 million. CAE also completed the refinancing of two FFSs for a net asset value of US$13.8 million and converted one FFS from an operating lease into a capital lease in order to minimize the tax impact associated with the relocation of the FFS to the Brazil training centre.

     The following is a summary, as at March 31, 2006, of the existing sale and leaseback transactions for FFSs currently in service in TS/C training locations and accounted for as operating leases in CAE’s consolidated financial statements.

EXISTING FFSs UNDER SALE AND LEASEBACK

			Number		Initial	Imputed Unamortized			Residual
	Fiscal		of FFSs	Lease	Term	Interest		Deferred	Value
(amounts in millions, unless otherwise noted)	Year		(Units) Obligation		(Years)	Rate		Gain	Guarantee

	2002	to				5.5%	to
SimuFlite	2005		14	$186.5	10 to 20	6.7%		$12.7	$–
Toronto Training Centre	2002		2	39.1	21	6.4%		15.8	9.2
Air Canada Training Centre	2000		2	29.8	20	7.6%		14.5	8.3
Denver/Dallas training centres	2003		5	78.2	20	5.0%		28.9	–
China Southern Joint Venture(1)	2003		5	20.2	15	3.0%		–	–
						2.9%	to
Other	–		5	17.4	3 to 8	7.0%		15.6	34.9

			33	$371.2				$87.5	$52.4

Annual lease payments (upcoming 12 months)				$31.7

(1) Joint venture in which CAE holds a 49% interest.

     The rental expenses related to operating leases of the FFSs under sale and leaseback arrangements was $8.6 million during the fourth quarter and $38.3 million for fiscal 2006 compared to $9.8 million and $42.7 million for the same periods last year.

12.10 NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is in excess of $200 million. The entity that owns the simulators operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the FFS to CVS Leasing Ltd., which, in turn, leased them to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company’s results. Future minimum lease payments associated with the FFS leased to Aircrew amount to approximately $141 million as at March 31, 2006 and are included in the amount disclosed in Note 20 (Commitments) to the Consolidated Financial Statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

     In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which CAE has a 25% ownership, contracted a project-financing facility of y175.5 million to fund the acquisition of the assets needed to fulfill a 14.5 year training services contract on the NH90 helicopter platform for the German Armed Forces. As a 25% owner of HFTS, under the proportionate consolidation method, the Company accounts for 25% of such outstanding project-financing debt, representing $19.7 million (y13.9 million) as at March 31, 2006 and included in the amount disclosed in Note 11 (Long-Term Debt) to the Consolidated Financial Statements.

     During 2006, two other debts were incurred by the Zhuhai Training Centre to finance the acquisition of two FFSs. The total financing amount available was US$19.0 million; to date, an amount of US$11.4 million has been drawn and CAE’s proportionate share (49%) of the drawn term debts is $6.5 million (US$5.6 million). The debt is non-recourse to CAE and has a final maturity of January and October 2008.

12.11 PENSION OBLIGATIONS

The Company maintains both defined-benefit and defined-contribution pension plans. CAE expects to make a contribution of approximately $3.0 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of its defined-benefit pension plan. Over time, the Company will continue to make contributions until its pension plan’s funding obligations are satisfied.

CAE ANNUAL REPORT 2006 _ 55

12.12 VARIABLE INTEREST ENTITIES

Note 25 of the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities (sale and leaseback entities and partnership arrangements) in which the Company has a variable interest (variable interest entities or VIEs).

12.12.1 SALE AND LEASEBACK

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in the Company’s training centres for military and civil aviation. These leases expire in different periods up to 2023. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These SPEs are financed by secured long-term debt and third-party equity investors which, in certain cases, benefit from tax incentives. The equipment serves as collateral for the long-term debt of the SPEs.

     The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for two cases where, in the first instance, it is in the form of equity and subordinated loan and in the second instance, it is in the form of a cost-sharing construction agreement. In another case, the Company also provides administrative services to the SPE in return for a market fee. Some of these SPEs are variable interest entities (VIEs) and the Company was the primary beneficiary for only one of them as at March 31, 2006. With regards to the period ending March 31, 2005, the Company also concluded that it was the primary beneficiary for two SPEs, of which one was fully consolidated into the Company’s Consolidated Financial Statements as at March 31, 2005.

     The second entity was consolidated effective January 1, 2005. During fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the purchase of the assets from this VIE and repaid any related liability. As a result, as at March 31, 2006, the Company no longer has a variable interest in this second entity.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2006, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $47.7 million ($49.4 million in 2005).

12.12.2 PARTNERSHIP ARRANGEMENTS

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the Military and Civil segments.

     The Company’s involvement with entities in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangement. As at March 31, 2006 and 2005, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

13 FINANCIAL INSTRUMENTS

In the normal course of its business, CAE is exposed to various financial risks. To protect itself, the Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates and changes in share price. On an ongoing basis, CAE assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The Company deals only with sound counterparties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage the exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or sub-contractors. As at March 31, 2006, CAE had $322.3 million Canadian-dollar equivalent in forward contracts compared to $305.0 million Canadian-dollar equivalent as at March 31, 2005. The slight increase since March 2005 was due mainly to an increased number of foreign currency denominated contracts being hedged.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed-rate versus floating-rate debt on its long-term debt was 62% versus 38%, respectively, as at March 31, 2006. The variation in the mix since March 31, 2005, when it stood at 70% versus 30%, respectively, is due mainly to the repayment of the Amsterdam asset-backed financing ($38.8 million) and the $20.0 million Canadian dollar Senior Note tranche that was due in June 2005, which were fixed-rate debt offset by repayment of the floating rate revolving term credit facility of $34.0 million.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (DSU) programs. As at March 31, 2006, the settlement hedge contract covered 600,000 shares of the Company, the same as at March 31, 2005.

56 _ CAE ANNUAL REPORT 2006

14 ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

14.1 BUSINESS ACQUISITIONS AND COMBINATIONS

14.1.1 TERRAIN EXPERTS INC.

On May 20, 2005, the Company acquired Terrain Experts Inc. (TERREX), which develops software tools for terrain database generation and visualization. The total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in three installments as follows:

·	1,000,000 shares representing US$4.8 million (approximately $6.1 million) and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date

·	US$3.6 million through the issuance of CAE shares in fiscal 2007

·	US$2.5 million through the issuance of CAE shares in fiscal 2008

The Company is considering settling the fiscal 2007 and fiscal 2008 payments by cash rather than shares.

14.1.2 GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired Greenley & Associates Inc. (G&A), which provides services in the areas of project management, human factors, modelling and simulation. The total consideration for this acquisition amounted to $4.4 million payable in four installments as follows:

·	424,628 shares (representing $2.0 million) at the closing date

·	$0.8 million on November 30, 2005

·	$0.8 million on November 30, 2006 and 169,851 shares (representing $0.8 million at the date of the transaction) to be issued on November 30, 2007

14.1.3 SERVICIOS DE INSTRUCCION DE VUELO, S.L.

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from Spanish authorities to commence operations under an agreement entered into in October 2003. On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. This transaction was an important milestone for a major airline to outsource its wet training to an independent flight service provider such as CAE.

14.1.4 FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expanded the Company’s pilot-training operations into the South American market.

14.2 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

14.2.1 MARINE CONTROLS

On February 3, 2005, CAE completed the sale of the substantial components of its Marine Controls segment to L-3 Communications Corporation (L-3) for a cash consideration of $238.6 million. This amount is subject to L-3’s approval of the net working capital of the Marine Controls segment. The parties are currently discussing the appropriate final net working capital amount. During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, resulting in the assumption by L-3 of CAE’s guarantee of $53.0 million (y23 million) of project-financed related debt for the UK Astute Class submarine training program.

     The results of Marine Controls have been reported as discontinued operations since the second quarter of fiscal 2005, and previously reported statements have been reclassified. The interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

14.2.2 FORESTRY SYSTEMS

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the buyers notified the Company that the level of operating performance required to trigger a further payment had not, in their view, been achieved. CAE has completed a review of the buyers’ books and records and has, in January 2006, instituted legal proceedings to collect the payment that it believes is owed to the Company. The buyers have requested the court refer the dispute to arbitration; the outcome of the petition has not yet been determined.

CAE ANNUAL REPORT 2006 _ 57

14.2.3 CLEANING TECHNOLOGIES AND OTHER

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid CAE an amount of $0.2 million.

     In fiscal 2006, CAE incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and reversal of previously recognized tax asset and recorded $0.9 million in connection with other discontinued operations.

14.2.4 ASSETS HELD FOR SALE

In the third quarter of fiscal 2005, CAE announced that it would be opening a new business aviation-training centre in Morris County, New Jersey as part of its global expansion strategy. The new training centre is expected to be operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified. During the third quarter of fiscal 2006, CAE closed its training centre in Maastricht, Netherlands. As a result, the building was reclassified as an asset held for sale.

15 CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS

Our resources and processes provide CAE with the capability to execute its strategy and deliver results. In addition to the key performance drivers already described, the critical ones are described in this section.

15.1 FINANCIAL POSITION

At March 31, 2006, CAE’s net debt was $190.2 million, representing a net debt to market capitalisation ratio of less than 10%. Given CAE’s strong balance sheet, its credit availability and the cash it is able to generate from operations, adequate funding is in place or available for current development projects.

15.2 A SKILLED WORKFORCE AND EXPERIENCED MANAGEMENT TEAM

At the end of fiscal 2006, CAE employed approximately 5,000 people. A skilled workforce has a significant impact on the efficiency and effectiveness of operations. While competition for well-trained and skilled employees is high, the Company has been successful in attracting and retaining skilled people by offering a competitive compensation system, its reputation as an industry leader and its commitment to providing an engaging and challenging work environment.

     CAE also benefits from an experienced management team that has a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of the Company’s strategy. The Company is focusing on leadership development among key members working at the executive level and in senior management.

16 BUSINESS RISKS AND UNCERTAINTIES

CAE operates in multiple industry segments that involve various risk factors and uncertainties. Management attempts to mitigate risks that may affect CAE’s future performance through a process of identifying, assessing, reporting and managing risks of corporate significance. Management and the board discuss the principal risks of CAE’s businesses, particularly during the strategic planning and budgeting processes. Also, the Company is currently implementing an enterprise risk management system (ERM) to formalise the risk identification, assessment and reporting process. A discussion on CAE’s areas of potential risk follows.

16.1 EXECUTION OF RESTRUCTURING

CAE’s future success depends in part on Management’s ability to deploy the Restructuring Plan in a timely fashion and to ensure that the Company fully benefits from the economies and enhanced efficiency expected from that plan.

16.2 LENGTH OF SALES CYCLE

The sales cycle of CAE’s products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE’s products and services, the Company may incur expenses and expend management effort. Making these expenditures with no corresponding revenue in any given quarter could exacerbate fluctuations in its quarterly operating results and volatility in share prices.

58 _ CAE ANNUAL REPORT 2006

16.3 PRODUCT EVOLUTION

The civil aviation and military markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and evolving industry standards. CAE’s failure to accurately predict the future needs of its customers and prospective customers or to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers. The evolution of the technology could also have an impact on the value of the fleet of FFS deployed in CAE’s network.

16.4 LEVEL OF DEFENCE SPENDING

CAE derives much of its revenue from sales to military customers around the world. In fiscal 2006, for example, sales by the Military Simulation and Training segment accounted for a significant portion of CAE’s revenue. CAE is either the primary contractor or the main subcontractor for various programs being executed by US, European, Canadian and foreign governments. The termination of funding for a government program would result in a loss of the anticipated future revenue attributable to that program, which could have a negative impact on CAE’s operations. Furthermore, a significant reduction in military expenditures by countries with which CAE has contracts could adversely affect sales and earnings in a material manner.

16.5 CIVIL AVIATION INDUSTRY

CAE derives a material portion of its revenue from the supply of equipment and training services to the commercial and business airline industry. As major airlines are continuing to face financial difficulties as a whole, purchases of new aircraft by US legacy carriers are being reduced or postponed, which has resulted in reduced orders for simulators and pricing constraints. While the past year has seen an encouraging surge of new aircraft orders, much of those aircrafts are destined to Middle Eastern, Asian low-cost carriers and orders by major European and North American airlines have not kept pace. The profitability of many airlines is being materially impacted by the continuing high price of airplane fuel and if that continues to worsen, new aircraft deliveries delayed or cancelled leading to revisions in demand for training equipment and services provided by CAE. In addition, the Company is exposed to credit risk on account receivables from its customers. In order to manage its credit risk, the Company has adopted policies which include the analysis of the financial position of its customers and regular review of their credit quality. The Company also subscribes, from time to time, to credit insurance and in some cases, requires a bank letter of credit. As a result, the Company does not have significant exposure to any individual customer.

16.6 COMPETITION

The markets in which CAE sells its simulation equipment and training services are highly competitive, with new entrants emerging and positioning themselves to take advantage of a positive market outlook. Some of the Company’s competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

16.7 FOREIGN EXCHANGE

Approximately 90% of CAE’s revenue is generated and will continue to be generated in currencies other than the Canadian dollar. Conversely, a smaller proportion of the Company’s operating expenses are Canadian dollar denominated. Therefore, any significant fluctuation in the Canadian dollar exchange rate will cause volatility in the Company’s results of operations, cash flow and financial condition from period to period. The Company has developed various cash flow hedging programs in order to partially offset this exposure. Additionally, the appreciation of the Canadian dollar has made Canada a more expensive manufacturing environment for CAE. Steps such as the Restructuring Plan and Project Phoenix have partially mitigated this, but if the Canadian dollar continues to appreciate that factor will negatively impact both the Company’s financial results and its competitive position vis-à-vis other equipment manufacturers located in lower cost jurisdictions.

16.8 DOING BUSINESS IN FOREIGN COUNTRIES

CAE has operations in numerous countries and sells its products and services to customers around the world. For fiscal 2006, sales to customers outside the US and Canada accounted for approximately 50% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to the risks of doing business internationally. In addition to the foreign exchange risk discussed above, CAE is also subject to the risks of changes to laws and regulations in host countries: the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impending the free flow of goods, information and capital; the complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. CAE’s currency hedging activities could prove unsuccessful in mitigating foreign exchange risk.

CAE ANNUAL REPORT 2006 _ 59

16.9 FIXED-PRICE AND LONG-TERM SUPPLY CONTRACTS

CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE’s contracts to supply equipment and services to commercial airlines are long-term agreements of up to 20 years. These agreements establish the prices for the simulators or training services to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE’s results of operations could be adversely affected.

16.10 INTEGRATION RISK

CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, fixed-price and long-term supply contracts could subject the Company to contract losses in excess of obligations under provisions.

16.11 GOVERNMENT-FUNDED MILITARY PROGRAMS

Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiations of fixed-price contracts. Furthermore, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities to which purely private sector companies are not subject, the results of which could have a materially adverse effect on operations. Failure to comply with government regulations and requirements could lead to being suspended or barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE’s operations revenue and profitability and could have a negative effect on its reputation and ability to procure other government contracts in the future.

16.12 RESEARCH AND DEVELOPMENT ACTIVITIES

Some of CAE’s research and development initiatives have been carried out with the financial support of government agencies, including amounts from the government of Canada through Technology Partnerships Canada. If such financial assistance is not available to the Company in the future, CAE may not be able to replace such financing.

16.13 PROTECTION OF INTELLECTUAL PROPERTY

CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE’s technology or deter others from developing similar technologies. Enforcement of CAE’s intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

16.14 INTELLECTUAL PROPERTY

CAE’s products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE’s simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company’s simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

     Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defence of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE’s intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

16.15 ENVIRONMENTAL LIABILITIES

CAE’s operations include, and its past operations and those of some past operators at some of current and past sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a materially adverse effect on its financial condition and results of operations. Provisions that the Company has for existing known claims and probable required remediation may prove insufficient, the Company is largely uninsured for claims in respect of discontinued operations’ properties and as a result, if an unexpectedly large environmental claim materialized, it could reduce the Company’s future profitability.

60 _ CAE ANNUAL REPORT 2006

16.16 LIABILITY CLAIMS ARISING FROM CASUALTY LOSSES

Due to the nature of CAE’s business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft for which CAE has provided training equipment or services, including claims for serious personal injury or death. CAE may also be subject to product liability claims in connection with past equipment and service sales by businesses comprising CAE’s discontinued operations. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

16.17 WARRANTY OR OTHER PRODUCT-RELATED CLAIMS

The simulators that CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE’s products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated into the customers’ equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

16.18 REGULATORY RULES IMPOSED BY AVIATION AUTHORITIES

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing laws or regulations on its operations, and any changes could have a materially adverse effect on its results of operations or financial condition.

16.19 SALES OR LICENSES OF CERTAIN CAE PRODUCTS REQUIRE REGULATORY APPROVALS

The sale or license of virtually all of CAE’s products is subject to regulatory controls, including the prohibition of sales to certain countries or of certain technology such as military-related simulators or other training equipment, including military data or parts, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers, and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operated could subject the Company to fines and other material sanctions.

16.20 KEY PERSONNEL

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skill, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

16.21 ENTERPRISE RESOURCES PLANNING

The Company is investing time and money in a new Enterprise Resource Planning (ERP) system. If that system fails to operate as and when expected, the Company may have difficulty in claiming recompense or correction from the supplier, may have incremental expenses in connection with its compliance, during fiscal 2007 and afterwards with new requirements related to provisions of the Sarbanes-Oxley Act certification and may not be able to realize on the expected value of the system. Any of these eventualities may negatively impact the Company’s operations, profitability and reputation.

17 FINANCIAL STATEMENT DISCLOSURE

17.1 SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2004 TO FISCAL 2006

The Company prepares its financial statements in accordance with Canadian GAAP as promulgated by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee Abstracts (EIC).

CAE ANNUAL REPORT 2006 _ 61

17.1.1 CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

     Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of a VIE by CAE resulted in an increase in total assets, total liability, and shareholders’ equity of $46.4 million, $43.2 million, and $3.2 million respectively.

The detailed impact by balance sheet item is as follows as of January 1, 2005:

(amounts in millions)	Consolidated in fiscal 2005

Assets
Property, plant and equipment	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion)	41.3
Future tax liabilities	1.8

$43.7
Shareholders’ Equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

     The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

17.1.2 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On April 1, 2004, the Company adopted CICA Handbook Section 1100, Generally Accepted Accounting Principles, and Section 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The adoption of these standards did not have any material effect on the Company’s Consolidated Financial Statements.

17.1.3 HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company prospectively adopted AcG-13, Hedging Relationships, and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and the discontinuance of hedge accounting. Under this Guideline, complete documentation of the information related to hedging relationships is required, and the effectiveness of the hedges must be demonstrated and documented. The adoption of this Guideline did not have a material impact on the Company’s financial statements.

17.1.4 EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted CICA Handbook Section 3461, Disclosure Requirements Employee – Future Benefits. The new required disclosures include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation and the detail of the plan asset by major category.

62 _ CAE ANNUAL REPORT 2006

17.1.5 STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE began to prospectively expense its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company’s stock options has been recognized in net earnings with a corresponding credit being posted to contributed surplus (see Note 13 to the Consolidated Financial Statements).

17.1.6 IMPAIRMENT OF LONG-LIVED ASSETS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets, which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061, Property, Plant and Equipment. In the third quarter of 2005, the Company proceeded with a write-down of $78.4 million on its long-lived assets (see Note 4 to the Consolidated Financial Statements, which addresses the Impairment of Goodwill, Tangible and Intangible Assets).

17.1.7 DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and supersedes the former Section 3475, Discontinued Operations. Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs and is not depreciated while classified as held for sale.

17.1.8 DISCLOSURE OF GUARANTEES

Effective March 31, 2003, the Company adopted AcG-14, Disclosure of Guarantees, which requires disclosure of information about types of guarantees that could require payments contingent on specified types of future events (see Note 14 to the Consolidated Financial Statements).

17.1.9 SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

Effective April 1, 2003, the Company prospectively adopted the new EIC-134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal of activities after March 31, 2003. These abstracts provide guidance on the timing of the recognition and the measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employee services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied the EIC-134 guidelines to severance and other costs (as described in Note 24 to the Consolidated Financial Statements).

17.1.10 REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141, Revenue Recognition, which summarizes the principles set forth in Staff Accounting Bulletin 101 (“SAB 101”) of the United States Securities and Exchange Commission and provides general interpretive guidance on the application of revenue recognition accounting principles. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s Consolidated Financial Statements.

17.1.11 REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142, Revenue Arrangements with Multiple Deliverables, was issued. EIC-142 addresses certain aspects of the accounting treatment to be used by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s Consolidated Financial Statements.

17.2 FUTURE CHANGES IN ACCOUNTING STANDARDS

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on US FASB Statement 115 (Accounting for Certain Investments in Debt and Equity Securities) Statement 130 (Reporting Comprehensive Income) Statement 133 (Accounting for Derivative Instruments and Hedging Activities) and on IAS 39 of the International Accounting Standards (IAS) Board (Financial Instruments – Recognition and Measurement).

CAE ANNUAL REPORT 2006 _ 63

     CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial instrument should be recognized on the balance sheet and the measurement method using fair value or using cost-based measures. It also specifies how financial instrument gains and losses should be presented.

     New CICA Handbook Section 3865, Hedges, allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The AcSB has issued new CICA Handbook Section 1530, Comprehensive Income, and has amended Section 3250, Surplus, by renaming it Section 3251, Equity. These standards require enterprises to present comprehensive income and its components as well as net income in its financial statements and to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.

     These requirements will be applicable for CAE in the first quarter of fiscal 2008. The Company is currently evaluating how these new Handbook Sections will impact its consolidated financial statements.

17.3 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.

     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results and require significant subjective judgment by Management. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.

     A summary of the Company’s significant accounting policies, including the accounting policies discussed below, is set out in the Notes to the Consolidated Financial Statements.

17.3.1 REVENUE RECOGNITION

Multiple-element arrangements

At times, the Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design and engineering elements, the manufacturing of flight simulators and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the separate units of accounting if all of the following criteria are met:

·	The delivered item has value to the customer on a standalone basis.

·	There is objective and reliable evidence of the fair value of the undelivered item (or items).

·	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when persuasive evidence of an arrangement exists, when the fee is fixed or determinable and when recovery is reasonably certain. Revenues from fixed-price software arrangements and software customization contracts are also recognized under the percentage-of-completion method. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, relative to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Losses, if any, are recognized fully when first anticipated. Warranty provisions are recorded at the time revenue is recognized, based on past experience. In general, no right of return or complimentary upgrades is provided to customers. Post-delivery customer support is generally billed separately and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts are deferred and recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred in other than a straight-line basis, the percentage-of-completion method, as described above, is used to recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

64 _ CAE ANNUAL REPORT 2006

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in Statement of Position (SOP) 97-2, Software Revenue Recognition and is described in more details as follows:

·	Standalone products

Revenue from software license arrangements that do not require significant production, modification or customization of software is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

·	Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

·	Maintenance

Maintenance and support revenues are recognized rateably over the term of the related agreements.

·	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements based on vendor-specific objective evidence of fair value which is limited to the price charged when the same element is sold separately, regardless of any individual prices stated within the contract for each element. Applicable revenue recognition criteria are considered separately for each portion of fee allocated to the respective separate elements as described above.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and, when applicable, products have been delivered or services have been rendered.

17.3.2 INCOME TAXES

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

     This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized.

     Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

     CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     Investment tax credits (ITC) arising from research and development (R&D) activities are deducted from the related costs and are accordingly included in the determination of earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined.

17.3.3 VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized. It is now tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

     The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, the Company compares, in a second step, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

CAE ANNUAL REPORT 2006 _ 65

     The Company performs the annual review of goodwill as at December 31 of each year. Based on the impairment test performed as at December 31, 2004, CAE concluded that a goodwill impairment charge was required. No such charge was determined to be required as of the review as at December 31, 2005.

     CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods over the intangible assets’ estimated useful lives.

17.3.4 DEFERRED DEVELOPMENT COSTS

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral as per CICA Handbook Section 3450, Research and Development Costs and their recovery is reasonably assured. Government assistance arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

17.3.5 PRE-OPERATING COSTS

The Company defers costs incurred during the pre-operating period for all new operations. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred pre-operating costs is taken over five years using the straight line method.

17.3.6 DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease.

17.3.7 EMPLOYEE FUTURE BENEFITS

The Company maintains defined-benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service cost associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligation is recognized as a loss or a gain net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

18 SYSTEMS, PROCEDURES AND CONTROLS

18.1 DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company.

     Disclosure controls and procedures (DC&P) are designed to provide reasonable assurance that information required to be disclosed by CAE in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to Management, including our Chief Executive Officer (CEO), Chief Financial Officer (CFO) and disclosure committee as appropriate, to allow timely decisions regarding required public disclosure.

     CAE’s system of DC&P includes but is not limited to its Disclosure Policy, the effective functioning of the entity-level controls, and the disclosure committee. This includes the procedures in place to systematically identify matters warranting consideration of disclosure by Management and verification processes for individual financial and non-financial metrics and information contained in annual and interim filings. In general, these filings include the financial statements, MD&As, Annual Information Forms and other documents and external communications.

     An evaluation of the effectiveness of the Company’s DC&P, as defined under the rules of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC), was conducted on March 31, 2006 by and under the supervision of Management, including the CEO and the CFO. The evaluation included a review of documentation, inquiries and other procedures considered by Management to be appropriate in the circumstances.

     Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures was effective as of March 31, 2006.

66 _ CAE ANNUAL REPORT 2006

18.2 INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and compliance with GAAP in its financial statements. Management has evaluated whether there were changes to its ICFR during the year ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through Management’s evaluation.

19 OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related consolidated financial statements with Management and the external auditor and recommends their approval to the Board of Directors. Management and the Company’s internal auditor also periodically provide the Audit Committee with reports of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically provides Management with a report on the internal control weaknesses identified during the course of the external auditor’s annual audit; this report is reviewed by the Audit Committee.

20 ADDITIONAL INFORMATION

Additional information relating to the Company, including its most recent Annual Information Form (AIF), is available on-line at www.sedar.com as well as on the Company’s website at www.cae.com.

21 SELECTED FINANCIAL INFORMATION
SELECTED ANNUAL INFORMATION FOR THE PAST FIVE YEARS

(unaudited – amounts in millions,
except per share amounts)	2006	2005	2004	2003	2002

Revenue	$1,107.2	$986.2	$938.4	$976.8	$1,010.7
Earnings (loss) from continuing operations	70.9	(304.7)	47.4	113.9	133.0
Net earnings(loss)	64.9	(199.9)	64.0	117.2	149.5

Financial position:
Total assets	$1,716.1	$1,699.7	$2,308.7	$2,356.5	$2,378.4
Total net debt	190.2	285.8	529.6	757.1	822.2

Per share:
Earnings (loss) from continuing operations	$0.28	$(1.23)	$0.20	$0.52	$0.61
Net earnings(loss)	0.26	(0.81)	0.27	0.53	0.69
Dividends	0.04	0.10	0.12	0.12	0.11
Shareholders’ equity	2.70	2.64	3.94	3.42	2.81

CAE ANNUAL REPORT 2006 _ 67

SELECTED QUARTERLY INFORMATION

(unaudited – amounts in millions
except per share amounts)	Q1	Q2	Q3	Q4	Total

Fiscal 2006
Revenue	$266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$20.8	17.8	17.5	14.8	70.9
Basic earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Net earnings	$20.8	17.1	17.6	9.4	64.9
Basic earnings per share	$0.08	0.07	0.07	0.04	0.26
Diluted earnings per share	$0.08	0.07	0.07	0.04	0.26
Average number of shares outstanding
(in millions)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, US dollar
to Canadian dollar	$1.24	1.20	1.17	1.15	1.19

Fiscal 2005
Revenue	$230.9	235.1	257.5	262.7	986.2
Earnings (loss) from continuing operations	$18.9	12.8	(345.7)	9.3	(304.7)
Basic earnings (loss) per share from
continuing operations	$0.08	0.05	(1.40)	0.04	(1.23)
Diluted earnings (loss) per share from
continuing operations	$0.08	0.05	(1.40)	0.04	(1.23)
Net (loss) earnings	$24.3	14.0	(347.0)	108.8	(199.9)
Basic earnings (loss) per share	$0.10	0.06	(1.40)	0.44	(0.81)
Diluted earnings (loss) per share	$0.10	0.05	(1.40)	0.44	(0.81)
Average number of shares outstanding
(in millions)	246.7	246.8	247.0	247.8	247.1
Average exchange rate, US dollar to
Canadian dollar	$1.36	1.31	1.22	1.23	1.28

Fiscal 2004
Revenue	$208.9	213.2	255.2	261.1	938.4
Earnings from continuing operations	$12.2	11.0	14.5	9.7	47.4
Basic earnings per share from
continuing operations	$0.06	0.05	0.05	0.04	0.20
Diluted earnings per share from
continuing operations	$0.06	0.05	0.05	0.04	0.20
Net earnings	$13.2	15.1	21.4	14.3	64.0
Basic earnings per share	$0.06	0.07	0.09	0.05	0.27
Diluted earnings per share	$0.06	0.07	0.09	0.05	0.27
Average number of shares outstanding
(in millions)	219.7	220.0	246.5	246.6	233.2
Average exchange rate, US dollar
to Canadian dollar	$1.40	1.38	1.32	1.32	1.35

68 _ CAE ANNUAL REPORT 2006

SELECTED SEGMENT INFORMATION (ANNUAL)

(unaudited – amounts in millions)		Simulation Products			Training & Services				Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Civil
Revenue	$257.0	$213.4	$193.0	$322.3	$306.8	$268.8	$579.3	$520.2	$461.8
Segment Operating Income	30.2	7.8	10.7	57.9	39.8	28.3	88.1	47.6	39.0
Operating margins (%)	11.8	3.7	5.5	18.0	13.0	10.5	15.2	9.2	8.4

Military
Revenue	$327.4	$278.9	$291.8	$200.5	$187.1	$184.8	$527.9	$466.0	$476.6
Segment Operating Income	27.7	26.4	28.5	19.1	20.8	23.1	46.8	47.2	51.6
Operating margins (%)	8.5	9.5	9.8	9.5	11.1	12.9	8.9	10.1	10.8

Total
Revenue	$584.4	$492.3	$484.8	$522.8	$493.9	$453.6	$1,107.2	$986.2	$938.4
Segment Operating Income	57.9	34.2	39.2	77.0	60.6	51.4	134.9	94.8	90.6
Operating margins (%)	9.9	6.9	8.1	14.7	12.3	11.3	12.2	9.6	9.7

						Other	(28.7)	(467.8)	(9.3)

						EBIT	$106.2	$(373.0)	$81.3

SELECTED SEGMENT INFORMATION (FOURTH QUARTER ENDING MARCH 31)

(unaudited – amounts in millions)		Simulation Products			Training & Services				Total

		2006	2005		2006	2005		2006	2005

Civil
Revenue		$78.0	$54.2		$81.1	$79.4		$159.1	$133.6
Segment Operating Income		9.3	(2.5)		15.1	13.3		24.4	10.8
Operating margins (%)		11.9	–		18.6	16.8		15.3	8.1

Military
Revenue		$77.5	$80.5		$47.7	$48.6		$125.2	$129.1
Segment Operating Income		6.9	8.8		3.3	4.2		10.2	13.0
Operating margins (%)		8.9	10.9		6.9	8.6		8.1	10.1

Total
Revenue		$155.5	$134.7		$128.8	$128.0		$284.3	$262.7
Segment Operating Income		16.2	6.3		18.4	17.5		34.6	23.8
Operating margins (%)		10.4	4.7		14.3	13.7		12.2	9.1

						Other		(25.1)	(24.5)

						EBIT		$9.5	$(0.7)

CAE ANNUAL REPORT 2006 _ 69

71 Management&#146s Statement of Responsibility

71 Auditors’ Report

72 Consolidated Balance Sheets

73 Consolidated Statements of Earnings

73 Consolidated Statements of Retained Earnings

74 Consolidated Statements of Cash Flow

75 Notes to the Consolidated Financial Statements

75 Note 1 – Nature of Operations and Significant Accounting Policies

81 Note 2 – Business Acquisitions and Combinations

83 Note 3 – Discontinued Operations and Assets Held for Sale

85 Note 4 – Impairment of Goodwill, Tangible and Intangible Assets

85 Note 5 – Accounts Receivable

85 Note 6 – Inventories

85 Note 7 – Property, Plant and Equipment

86 Note 8 – Intangible Assets

86 Note 9 – Goodwill

87 Note 10 – Other Assets

88 Note 11 – Debt Facilities

90 Note 12 – Capital Stock

91 Note 13 – Stock-Based Compensation Plans

93 Note 14 – Financial Instruments

96 Note 15 – Income Taxes

97 Note 16 – Deferred Gains and Other Long-Term Liabilities

97 Note 17 – Supplementary Cash Flow Information

98 Note 18 – Contingencies

98 Note 19 – Government Cost-Sharing

98 Note 20 – Commitments

99 Note 21 – Employee Future Benefits

102 Note 22 – Cumulative Translation Adjustment

102 Note 23 – Investment Tax Credits 103 Note 24 – Restructuring Costs 104 Note 25 – Variable Interest Entities

105 Note 26 – Operating Segments and Geographic Information

107 Note 27 – Differences Between Canadian and United States Generally Accepted Accounting Principles

114 Note 28 – Comparative Financial Statements

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The Consolidated Financial Statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and include when necessary some estimates based on management best judgment. Financial information presented elsewhere in the Annual Report is under management responsibilities and consistent with that contained in the accompanying financial statements.

     CAE’s policy is to maintain internal accounting and administrative systems, combined with disclosure control of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

     The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements through its Audit Committee, consisting solely of outside directors, which reviews the Consolidated Financial Statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and to satisfy itself that each party is properly discharging its responsibilities. Both external auditors and internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and financial reporting.

     The financial statements have been reviewed by the Audit Committee and, together with the other required information in the Annual Report, approved by the Board of Directors. In addition, the Consolidated Financial Statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.

R. E. Brown	A. Raquepas
President and Chief Executive Officer	Vice President
Chief Financial Officer
Montreal, Canada
May 17, 2006

AUDITORS’ REPORT

To the Shareholders of CAE Inc.

     We have audited the consolidated balance sheets of CAE Inc. as at March 31, 2006 and 2005, and the Consolidated Statements of Earnings, Retained Earnings and Cash Flows for each of the years in the three-year period ended March 31, 2006. These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005, and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Montreal, Canada May 16, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 16, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants Montreal, Canada May 16, 2006

CAE ANNUAL REPORT 2006 _ 71

CONSOLIDATED BALANCE SHEETS
As at March 31 (amounts in millions of Canadian dollars)	2006	2005

Assets
Current assets
Cash and cash equivalents	$81.1	$57.1
Accounts receivable (Note 5)	260.3	255.7
Inventories (Note 6)	93.2	101.0
Prepaid expenses	25.2	17.8
Income taxes recoverable	75.7	58.5
Future income taxes (Note 15)	5.7	2.5
Current assets held for sale (Note 3)	–	5.8

	541.2	498.4
Property, plant and equipment, net (Note 7)	839.3	792.2
Future income taxes (Note 15)	78.2	101.0
Intangible assets (Note 8)	23.3	20.2
Goodwill (Note 9)	92.0	92.1
Other assets (Note 10)	136.2	138.3
Long-term assets held for sale (Note 3)	5.9	57.5

	$1,716.1	$1,699.7

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$373.7	$312.8
Deposits on contracts	146.4	93.5
Current portion of long-term debt (Note 11)	10.4	35.3
Future income taxes (Note 15)	14.5	19.6
Current liabilities related to assets held for sale (Note 3)	–	7.8

	545.0	469.0
Long-term debt (Note 11)	260.9	307.6
Deferred gains and other long-term liabilities (Note 16)	206.5	179.8
Future income taxes (Note 15)	28.4	38.3
Long-term liabilities related to assets held for sale (Note 3)	–	53.4

	1,040.8	1,048.1

Shareholders' Equity
Capital stock (Note 12)	389.0	373.8
Contributed surplus (Note 12)	5.8	3.3
Retained earnings	395.7	340.8
Cumulative translation adjustment (Note 22)	(115.2)	(66.3)

	675.3	651.6

	$1,716.1	$1,699.7

Contingencies and commitments (Notes 18 and 20)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Approved by the Board:

R. E. Brown	L. R. Wilson
Director	Director

72 _ CAE ANNUAL REPORT 2006

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2006	2005	2004

Revenue	$1,107.2	$986.2	$938.4

Earnings (loss) before interest and income taxes (Note 26)	$106.2	$(373.0)	$81.3
Interest expense, net (Note 11)	16.2	32.1	22.4

Earnings (loss) before income taxes	$90.0	$(405.1)	$58.9
Income tax expense (recovery) (Note 15)	19.1	(100.4)	11.5

Earnings (loss) from continuing operations	$70.9	$(304.7)	$47.4
Results of discontinued operations (Note 3)	(6.0)	104.8	16.6

Net earnings (loss)	$64.9	$(199.9)	$64.0

Basic earnings (loss) per share from continuing operations	$0.28	$(1.23)	$0.20

Diluted earnings (loss) per share from continuing operations	$0.28	$(1.23)	$0.20

Basic earnings (loss) per share	$0.26	$(0.81)	$0.27

Diluted earnings (loss) per share	$0.26	$(0.81)	$0.27

Weighted average number of shares outstanding (Basic)	249.8	247.1	233.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31
(amounts in millions of Canadian dollars)	2006	2005	2004

Retained earnings at beginning of year, as previously reported	$340.8	$562.1	$531.2
Change in accounting policy (Note 1)	–	3.3	–

Retained earnings at beginning of year	$340.8	$565.4	$531.2
Share issue costs (2004 – net of taxes of $2.4 million)	–	–	(5.1)
Net earnings (loss)	64.9	(199.9)	64.0
Dividends	(10.0)	(24.7)	(28.0)

Retained earnings at end of year	$395.7	$340.8	$562.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE ANNUAL REPORT 2006 _ 73

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended March 31 (amounts in millions of Canadian dollars)	2006	2005	2004

Operating Activities
Net earnings (loss)	$64.9	$(199.9)	$64.0
Results of discontinued operations (Note 3)	6.0	(104.8)	(16.6)

Earnings (loss) from continuing operations	70.9	(304.7)	47.4
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets (Note 4)	–	443.3	–
Depreciation	52.5	55.1	51.3
Amortization of deferred financing costs	2.2	7.2	2.7
Amortization and write down of intangible and other assets	22.9	19.7	17.4
Future income taxes	6.0	(113.9)	(2.9)
Investment tax credits	(11.8)	(29.2)	(9.2)
Stock-based compensation plans (Note 13)	2.5	2.0	1.3
Other	9.8	20.9	(6.3)
Decrease (increase) in non-cash working capital (Note 17)	81.2	85.6	(100.2)

Net cash provided by continuing operating activities	236.2	186.0	1.5
Net cash provided by discontinued operating activities	2.1	21.6	4.2

Net cash provided by operating activities	238.3	207.6	5.7

Investing Activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 2)	2.6	(13.8)	–
Proceeds from disposal of discontinued operations
(net of cash and cash equivalents disposed) (Note 3)	(4.9)	239.4	22.3
Capital expenditures	(130.1)	(118.0)	(86.8)
Proceeds from sale and leaseback of assets	–	43.8	122.5
Deferred development costs	(1.8)	(9.9)	(12.7)
Deferred pre-operating costs	(0.7)	(1.7)	(6.6)
Other assets	(20.2)	(2.4)	(2.2)

Net cash (used in) provided by continuing investing activities	(155.1)	137.4	36.5
Net cash used in discontinued investing activities	(2.3)	(5.8)	(12.0)

Net cash (used in) provided by investing activities	(157.4)	131.6	24.5

Financing Activities
Net borrowing under revolving unsecured credit facilities (Note 11)	(30.7)	(273.7)	(70.1)
Proceeds from long-term debt	32.1	3.4	1.1
Reimbursement of long-term debt	(65.7)	(50.5)	(66.5)
Dividends paid	(9.7)	(24.0)	(27.4)
Common stock issuance (Note 12)	8.0	3.6	176.4
Share issue costs	–	–	(7.5)
Other	11.6	0.7	1.4

Net cash (used in) provided by continuing financing activities	(54.4)	(340.5)	7.4
Net cash provided by discontinued financing activities	1.2	3.2	10.4

Net cash (used in) provided by financing activities	(53.2)	(337.3)	17.8

Effect of foreign exchange rate changes on cash and cash equivalents	(8.1)	(2.3)	(3.2)

Net increase (decrease) in cash and cash equivalents	19.6	(0.4)	44.8
Cash and cash equivalents at beginning of year	61.5	61.9	17.1

Cash and cash equivalents at end of year	$81.1	$61.5	$61.9

Cash and cash equivalents related to:
Continuing operations	$81.1	$57.1	$54.7
Discontinued operations (Note 3)	–	4.4	7.2

	$81.1	$61.5	$61.9

Supplementary Cash Flow Information (Note 17)
The accompanying notes are an integral part of these Consolidated Financial Statements.

74 _ CAE ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2005 and 2004 (amounts in millions of Canadian dollars)

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE's flight simulators replicate aircraft performance in normal and abnormal operations, as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.

Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed through four segments:

·	Simulation Products/Civil: Designs, manufactures and supplies civil flight simulators, training devices and visual systems;

·	Simulation Products/Military: Designs, manufactures and supplies advanced military training products for air, land and sea applications;

·	Training & Services/Civil: Provides business and commercial aviation training and related services;

·	Training & Services/Military: Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

The Company's operations were previously broken down into the following operating segments; Military Simulation & Training (Military), Civil

Simulation & Training (Civil) and Marine Controls (Marine) until the latter's disposal in the fourth quarter of fiscal 2005.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

The accounting policies of CAE Inc. and its subsidiaries conform, in all material respects, to Canadian generally accepted accounting principles (GAAP), as defined by the Canadian Institute of Chartered Accountants (CICA). In some respects, these accounting principles differ from United States generally accepted accounting principles (US GAAP). The main differences are described in Note 27.

     On April 1, 2004, the Company adopted CICA Handbook Sections 1100, Generally Accepted Accounting Principles and 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what are presented fairly in accordance with GAAP, and provides general guidance on financial presentation. The adoption of these standards did not have a material impact on the Consolidated Financial Statements.

Except where otherwise indicated, all amounts in these financial statements are expressed in Canadian dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE's management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management's best knowledge of current events and actions it may undertake in the future. Actual results could differ from those estimates, significant changes in estimates and/or assumptions could result in the impairment of certain assets.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of CAE Inc. and of all its majority-owned subsidiaries, and variable interest entities for which it is the primary beneficiary. They also include the Company's proportionate share of assets, liabilities and earnings of joint ventures in which it has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method, and portfolio investments are accounted for using the cost method.

     As at March 31, 2006, CAE's proportionate share of assets, liabilities, revenue and earnings in joint ventures was the following (in millions of dollars): current assets $36.5; current liabilities $13.9; long-term assets $42.7; long-term liabilities $27.0; revenue of $42.0 and earnings of $4.0.

     On January 1, 2005, the Company adopted CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and for determining when an entity should include the assets, liabilities and results of operations of a VIE in its Consolidated Financial Statements.

CAE ANNUAL REPORT 2006 _ 75

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that lack the power to make significant decisions about activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a variable interest holder (a party with an ownership, contractual or other financial interest in the VIE) is exposed to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on the majority voting interest. AcG-15 also requires disclosures on VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

     The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, liabilities, and retained earnings of $46.9 million, $43.7 million, and $3.3 million, respectively and a decrease in the currency translation adjustment of $0.1 million in the fiscal 2005 Consolidated Financial Statements (refer to Note 25).

FOREIGN CURRENCY TRANSLATION

Self-sustaining foreign operations

The Company's foreign operations are classified as self-sustaining operations and are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates for the period. Foreign gains or losses translated into Canadian dollars are included in the cumulative translation adjustment account, which is a separate component of shareholders' equity.

     Accumulated amounts in the cumulative translation adjustment account are released to the Statements of Earnings when the Company reduces its net investment in foreign operations by way of a reduction in capital or through the settlement of long-term intercompany balances, which had been considered part of CAE's net investment.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Translation gains or losses are included in the determination of earnings, except those related to long-term intercompany account balances, which form part of the net investment in foreign operations, and those arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are included in the cumulative translation adjustment account, a separate component of shareholders' equity.

REVENUE RECOGNITION

Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

·	The delivered item has value to the customer on a standalone basis.

·	There is objective and reliable evidence of the fair value of the undelivered item (or items).

·	If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Losses, if any, are recognized in full when first anticipated. Warranty provisions are recorded when revenue is recognized, based on past experience. In general, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts is recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred by using a basis other than a straight-line method, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

76 _ CAE ANNUAL REPORT 2006

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants and is described in more detail as follows:

(i)	Standalone products

Revenue from software license arrangements that do not require significant production, changes, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)	Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

(iv)	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements based on vendor-specific objective evidence of fair value, which is limited to the price charged when the same element is sold separately, regardless of any individual prices stated within the contract for each element. Applicable revenue recognition criteria are considered separately for each portion of fee allocated to the respective separate elements as described above.

(v)	Long term software arrangements

Revenues from fixed-price software arrangements and software customization contracts are also recognized under the percentage-of- completion method.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and, when applicable, products have been delivered or services have been rendered.

INCOME TAXES AND INVESTMENT TAX CREDITS

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

     This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized. (refer to Note 15).

     Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

     CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     Investment tax credits (ITCs) arising from research and development (R&D) activities are deducted from the related costs and are accordingly included in the determination of earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management's best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined (refer to Note 23).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly-liquid investments with original terms to maturity of 90 days or less.

ACCOUNTS RECEIVABLE

Receivables are recorded at cost, net of a provision for doubtful accounts, based on expected recoverability. The Company is involved in a program under which it sells certain of its accounts receivable to a third party for a cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized in net earnings (loss) (refer to Note 5).

INVENTORIES

Raw materials are valued at the lower of cost and replacement cost. Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour and an allocation of manufacturing overhead (refer to Note 6).

CAE ANNUAL REPORT 2006 _ 77

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

GOVERNMENT ASSISTANCE

Funding from Industry Canada under the Technology Partnerships Canada program (TPC) for costs incurred in research and development (R&D) programs, is recorded as a reduction of costs or as a reduction of cost capitalized as part of long-term assets.

     A liability to repay the government assistance is recognized when stipulated conditions are met. The repayment thereof is reflected in the statement of earnings when royalties become due.

LONG-LIVED ASSETS

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation, net of any impairment charges. The declining balance and straight-line methods are used to calculate amortization over the estimated useful lives of the assets as follows:

	Method	Rates/Years

Building and improvements	Declining balance	5%	–	10%
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance	20%	–	35%

Leases

The Company enters into leases in which substantially all the benefits and risks of ownership transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the net gains or losses in excess of the residual value guarantees are amortized over the term of the lease. The residual value of guarantees are ultimately recognized in the Company's earnings upon expiry of the related sale and leaseback agreement.

Interest capitalization

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Spare parts

Spare parts to be used in the normal course of business are valued at the lower of cost and replacement cost.

Intangible assets with definite useful lives

Intangible assets with definite useful lives are recorded at their fair value at the acquisition date. Amortization is calculated using the straight-

line method for all intangible assets over their estimated useful lives as follows:
		Weighted
		Average
	Amortization	Amortization
	Period	Period

Trade names	5 to 17 years	16
Customer relations	10 years	10
Customer contractual agreements	2 to 20 years	13
Enterprise resource planning – software (1)	–	–
Other intangible assets	5 to 12 years	10

(1) Enterprise Resource Planning software is in the building phase; no amortization was taken during fiscal 2006.

Impairment of long-lived assets

The Company recognizes impairment losses for a long-lived asset or asset group to be held and used when events or changes in circumstances indicating that its carrying value may not be recoverable, as measured by comparing its carrying amount to the estimated undiscounted future cash flows generated by its use and eventual disposal. An impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

BUSINESS COMBINATIONS AND GOODWILL

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired business are included in the Consolidated Statements of Earnings effective on their respective dates of acquisition.

     Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate a potential impairment in value.

78 _ CAE ANNUAL REPORT 2006

     The impairment test consists of a comparison of the fair value of the Company's reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, the Company compares, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes, if required, an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss) (refer to Note 9).

OTHER ASSETS

Research and development costs

Research costs are charged to earnings in the period in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral, as per CICA Handbook Section 3450, Research and Development Costs, and their recovery is reasonably assured. Government assistance arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

The Company defers costs incurred during the pre-operating period for all new operations. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Deferred pre-operating costs are amortized over a five-year period using the straight-line method.

Deferred financing costs

Costs incurred with the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease (refer to Note 10).

Restricted cash

Under the terms of subsidiaries' external bank financing and some government-related sales contracts, the Company is required to hold a defined amount of cash as collateral.

EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service live of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement (refer to Note 21).

STOCK-BASED COMPENSATION PLANS

The Company's stock-based compensation plans consist of five individual plans: an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP), a Deferred Share Unit (DSU) plan for executives, a Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and a Long-Term Incentive Restricted Share Unit (LTI-RSU) plan. All plans are described in Note 13.

     Since fiscal 2004, net (loss) earnings include compensation costs for CAE's stock options. Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders' equity. The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly-subjective assumptions including expected stock price volatility.

     In Note 13, pro forma net (loss) earnings and pro forma basic and diluted net (loss) earnings per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees during fiscal 2003.

     A compensation expense is also recognized for the Company's portion of the contributions made under the ESPP and for the grant date amount of vested units at their respective valuations for the DSU, LTI-DSU and LTI-RSU plans. Any subsequent changes in CAE's stock price affect the compensation expense. In fiscal 2004, the Company entered into an equity swap agreement with a major Canadian institution in order to reduce its cash and earnings exposure related to the fluctuation in the Company's share price relating to the DSU, LTI-DSU and LTI-RSU programs.

CAE ANNUAL REPORT 2006 _ 79

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

     CAE's practice is to issue options in May of each fiscal year or at the time of hiring of new employees or new appointments. In both instances these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

HEDGING RELATIONSHIPS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to reduce the financial risk related to its exposure to fluctuations in interest rates and foreign exchange rates. The interest rate risk associated with certain long-term debt is hedged through interest rate swaps. The foreign currency risk associated with certain purchase and sales commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The Company does not use any derivative financial instruments for trading or speculative purposes.

     Effective April 1, 2004, the Company prospectively adopted CICA Accounting Guideline (AcG) AcG-13, Hedging Relationships and CICA Emerging Issues Committee Abstract 128 (EIC-128), Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this Guideline, complete documentation of the information related to hedging relationships is required, and the effectiveness of the hedges must be demonstrated and documented. EIC-128 deals with the issue of how to account for a freestanding derivative financial instrument that gives rise to a financial asset or liability and does not qualify for hedge accounting. The adoption of this Guideline and abstract did not have a material impact on the Company's Consolidated Financial Statements.

     Gains and losses on foreign currency contracts designated as effective as hedges are recognized in the Consolidated Statements of Earnings during the same period as the underlying revenues and expenses. For interest rate swaps, the difference between the swap rate and the actual rate is reflected against the related interest expense. CAE assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the Consolidated Balance Sheets and recognized in earnings (loss) in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings (loss). Interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction using the accrual method as an adjustment to interest income or interest expense (refer to Note 14).

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Long-lived assets to be disposed of by sale must be measured at the lower of their carrying amounts or fair value less selling costs and should not be amortized as long as they are classified as assets to be disposed of by sale.

     Operating results of a company's components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company's current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company's operations and cash flows (refer to Note 3).

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

In accordance with EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), the Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when Management commits to a plan that specifically identifies all significant actions to be taken and commits the entity to the event that obligates it under the terms of the contract with its employees to pay such termination benefits. Such termination benefits and the benefit arrangement are communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated. All other costs associated with restructuring, exit and disposal activities are recognized in the period in which they are incurred and measured at their fair value. CAE has applied these guidelines for severance termination benefits and other restructuring costs as described in Note 24.

DISCLOSURE OF GUARANTEES

The Company discloses all information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees (refer to Note 14).

EARNINGS PER SHARE

Earnings per share are calculated by dividing net earnings (loss) available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

80 _ CAE ANNUAL REPORT 2006

FUTURE CHANGES TO ACCOUNTING STANDARDS

Financial instruments – recognition and measurement, hedges and comprehensive income

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the US FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, Statement No. 130, Reporting Comprehensive Income, Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards Board's (IASB) standard, IAS 39, Financial Instruments – Recognition and Measurement.

     CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement prescribes when a financial instrument should be recognized on the balance sheet and the measurement method, using fair value or using cost-based measures. It also specifies how financial instrument gains and losses should be presented.

     New CICA Handbook Section 3865, Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item's gain or loss is initially reported in Other Comprehensive Income and subsequently reclassified to net income when the hedged item affects net income.

     The AcSB has issued new CICA Handbook Section 1530, Comprehensive Income, and has amended Section 3250, Surplus, by renaming it Section 3251, Equity. These standards require enterprises to present comprehensive income and its components as well as net income in its financial statements and to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.

     These requirements will be applicable for CAE in the first quarter of fiscal 2008. The Company is currently evaluating how these new Handbook Sections will impact its Consolidated Financial Statements.

NOTE 2 — BUSINESS ACQUISITIONS AND COMBINATIONS

TERRAIN EXPERTS INC.

On May 20, 2005, the Company acquired all the issued and outstanding shares of Terrain Experts Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:

(i)	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the Toronto Stock Exchange (TSX) on May 20, 2005), and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date

(ii)	US$3.6 million through the issuance of CAE shares in fiscal 2007 (twelve months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance

(iii)	US$2.5 million through the issuance of CAE shares in fiscal 2008 (twenty four months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance The purchase price is still subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (G&A), which provides services in the areas of project management, human factors, modelling and simulation. Total consideration for this acquisition amounted to $4.4 million payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date; $0.8 million on November 30, 2005; $0.8 million on November 30, 2006; and 169,851 shares (representing $0.8 million at the transaction date) to be issued on November 30, 2007. The number of shares issued (to be issued) to satisfy the first and the fourth payments was calculated based on the average closing share price ($4.71 per share) of CAE common shares on the TSX for the 20-day period ending two days prior to November 30, 2004. The 91,564 shares issued to satisfy the second payment was based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance ($8.07 per share). The number of shares to be issued to satisfy the third payment will be based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance. During the second quarter of fiscal 2006, the Company completed the purchase price allocation for this acquisition, and no adjustments were required.

CAE ANNUAL REPORT 2006 _ 81

NOTE 2 — BUSINESS ACQUISITIONS AND COMBINATIONS (CONT’D)

SERVICIOS DE INSTRUCCION DE VUELO, S.L

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from Spanish authorities to commence operations under an agreement entered into in October 2003.

     On May 27, 2004, in connection with the financing of the combined operations, CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (refer to Note 11).

     As part of this transaction, should the October 2003 agreement be terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

     As part of the May 27, 2004 agreement (the Agreement), Iberia was to subsequently transfer a simulator that it was leasing from a third party to SIV in exchange for a cash consideration of $5.7 million (y3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equal to the net asset value.

     In addition, as part of the Agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (y1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on Management's best estimate of SIV's potential liability, an amount of $2.4 million (y1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expanded the Company's pilot-training operations into the South American market.

For the year ended March 31, 2004, there were no acquisitions for continuing operations.

The net assets contributed by Iberia to SIV and net assets acquired from Terrex, G&A and FTC Chile are summarized as follows:

	2006				2005
(amounts in millions)	Terrex	G&A	SIV	FTC Chile	Total

Current assets (1)	$1.9	$2.1	$4.6	$0.2	$6.9
Current liabilities	(2.1)	(1.2)	(0.1)	(0.1)	(1.4)
Property, plant and equipment, net	0.3	0.3	73.1	2.2	75.6
Other assets	3.3	0.5	–	–	0.5
Intangible assets
Trade names	0.3	0.3	–	–	0.3
Technology	1.6	–	–	–	–
Customer relations	0.8	0.5	7.2	–	7.7
Other intangibles	–	0.1	–	–	0.1
Goodwill (2)	4.5	2.5	6.9	–	9.4
Future income taxes	0.5	(0.5)	–	0.4	(0.1)
Long-term debt	–	(0.2)	(61.8)	–	(62.0)
Long-term liabilities	–	–	(2.4)	(0.3)	(2.7)

Fair value of net assets acquired, excluding
cash position at acquisition	11.1	4.4	27.5	2.4	34.3
Cash position at acquisition	2.9	–	–	–	–

Fair value of net assets acquired	14.0	4.4	27.5	2.4	34.3
Less: Balance of purchase price	–	–	–	(1.5)	(1.5)
Issuance of 1,000,000 shares (Note 12)	(6.1)
Issuance of 424,628 shares (Note 12)	–	(2.0)	–	–	(2.0)
Shares to be issued (3)	(7.6)	(2.4)	–	–	(2.4)
Non-controlling interest	–	–	(14.6)	–	(14.6)

Total cash consideration:	$0.3	$–	$12.9	$0.9	$13.8

(1) Excluding cash on hand
(2) This goodwill is not deductible for tax purposes
(3) Has been accounted for as a liability pending issuance

     The net assets of Terrex are included in the Simulation Products/Military segment. The net assets of G&A are included in the Training & Services/Military segment. The net assets of SIV and FTC are included in Training & Services/Civil segment.

82 _ CAE ANNUAL REPORT 2006

NOTE 3 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

DISCONTINUED OPERATIONS

Marine Controls

On February 3, 2005, CAE completed, with L-3 Communications Corporation (L-3), the sale of the substantial components of its Marine Controls segment for a cash consideration of $238.6 million. This amount is subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties are currently discussing the appropriate final net working capital amount. CAE does not believe that the final payment to L-3 will result in a material adjustment to the gain on disposal already recorded. During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, resulting in the assumption by L-3 of CAE's guarantee of $53.0 million (£23 million) of project-financed related debt for the UK Astute Class submarine training program.

     The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005 and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

Cleaning technologies and other discontinued operations

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid CAE an amount of $0.2 million.

     In fiscal 2006, CAE incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and reversal of unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. CAE has completed a review of the buyers' books and records and has, in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. The Company has an expense of $0.2 million in fees to date in connection with the evaluation and litigation.

ASSETS HELD FOR SALE

As part of its global expansion, CAE announced in its third quarter of fiscal 2005 that it would be opening a new business aviation-training centre in Morris County, New Jersey. The new training centre is expected to be operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified.

     As part of a review of its performance and strategic orientation, CAE decided to close its training centre located in Maastricht, Netherlands during the third quarter of fiscal 2006. As a result, a building was reclassified as an asset held for sale.

CAE ANNUAL REPORT 2006 _ 83

NOTE 3 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONT’D)

Summarized financial information for the discontinued operations is as follows:

OPERATION SUMMARY OF DISCONTINUED OPERATIONS
(amounts in millions except per share amounts)		2006	2005	2004

Revenue
Cleaning Technologies		$–	$ –	$1.7
Forestry Systems		–	–	3.1
Marine Controls		–	109.6	154.8

		$–	$109.6	$159.6

Gain on sale of Marine Controls, net of $25.1 million tax expense		$–	$103.9	$–
Net (loss) earnings from Marine Controls,
net of tax expense (2006 – $0.7; 2005 – $3.8; 2004 – $9.2)		(1.7)	5.5	20.0
Net loss from Cleaning Technologies and other discontinued operations,
net of tax expense (recovery) (2006 – $1.0; 2005 – Nil; 2004 – ($1.7))		(4.1)	(4.4)	(2.6)
Net loss from Forestry Systems,
net of tax recovery (2006 – $0.1; 2005 – Nil; 2004 – $0.2)		(0.2)	–	(0.5)
Net loss from Training & Services/Civil,
net of tax recovery (2006 – Nil; 2005 – $0.1; 2004 – $0.2)		–	(0.2)	(0.3)

Net (loss) earnings from discontinued operations		$(6.0)	$104.8	$16.6

Basic net (loss) earnings per share from discontinued operations		$(0.02)	$0.42	$0.07

Diluted net (loss) earnings per share from discontinued operations		$(0.02)	$0.42	$0.07

NET ASSETS OF DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
(amounts in millions)	As at March 31, 2006		As at March 31, 2005

	Marine		Marine
	Controls	Other	Controls	Other

Current assets held for sale
Cash and cash equivalents	$–	$–	$4.4	$–
Accounts receivable	–	–	1.2	–
Prepaid expenses	–	–	0.2	–

	$–	$–	$5.8	$–

Long-term assets held for sale
Property, plant and equipment, net	$–	$5.9	$50.8	$4.2
Other assets	–	–	2.5	–

	$–	$5.9	$53.3	$4.2

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$–	$–	$7.8	$–

	$–	$–	$7.8	$–

Long-term liabilities related to assets held for sale
Long-term debt	$–	$–	$53.0	$–
Future income taxes	–	–	0.4	–

	$–	$–	$53.4	$–

     Other property, plant and equipment held for sale consist of land and buildings related to the Training & Services/Civil segment, as previously described.

84 _ CAE ANNUAL REPORT 2006

NOTE 4 — IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

During fiscal 2005, CAE's management performed a comprehensive review of the current performance and strategic orientation of its reporting units. This strategic review revealed that several factors had severely and persistently affected mainly the Civil business, including the enduring adverse economic environment of the airline industry. This created a new market reality, slower than anticipated training outsourcing opportunities (due to pilot-related restructuring efforts at some major airlines), escalating cost of manufacturing full-flight simulators, the erosion of the 30 to 50-seat regional jet market and the appreciation of the Canadian dollar. These elements had caused the recalibration of some key assumptions in Civil's strategic planning, which led to the review of the carrying amount of certain assets, including goodwill, intangible assets acquired in previous acquisitions, inventory levels for the regional jet market, non-performing training equipment and certain other assets.

     Therefore, based on this review, as at March 31, 2005, the Company recorded a $443.3 million impairment charge, all of which is virtually related to its Civil segments, as follows:

(amounts in millions)		2005

Goodwill		$205.2
Customer relations		86.7
Trade names and other intangible assets		20.4
Property, plant and equipment (simulators)		78.4
Inventories		33.3
Other assets		19.3

		$443.3

NOTE 5 — ACCOUNTS RECEIVABLE
(amounts in millions)	2006	2005

Trade	$107.2	$99.9
Allowance for doubtful accounts	(4.8)	(3.5)
Unbilled receivables	122.8	122.0
Other receivables	35.1	37.3

	$260.3	$255.7

     The Company has an agreement to sell third-party receivables to a financial institution for an amount of up to $25.0 million. Under the terms and conditions of the agreement, the Company continues to act as a collection agent. The selected accounts receivable are sold to a third party for a cash consideration on a non-recourse basis to the Company. As at March 31, 2006, $6.7 million (2005 – $16.5 million) of specific accounts receivable were sold to the financial institution pursuant to this agreement. Proceeds (net of $0.5 million in fees, 2005 – Nil) of the sale were used to repay borrowings under the Company's credit facilities.

NOTE 6 — INVENTORIES
(amounts in millions)					2006	2005

Work in progress					$66.6	$61.6
Raw materials, supplies and manufactured products					26.6	39.4

					$93.2	$101.0

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT
(amounts in millions)			2006			2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land	$20.2	$–	$20.2	$18.8	$ –	$18.8
Buildings and improvements	220.6	65.8	154.8	233.9	66.9	167.0
Simulators	528.5	77.9	450.6	509.3	48.6	460.7
Machinery and equipment	177.7	104.9	72.8	185.3	100.3	85.0
Assets under capital lease (1)	32.2	20.3	11.9	24.0	22.2	1.8
Assets under construction (2)	129.0	–	129.0	58.9	–	58.9

	$1,108.2	$268.9	$839.3	$1,030.2	$238.0	$792.2

(1) Includes simulators and machinery and equipment.
(2) Simulators and buildings are included as at March 31, 2006 and only simulators are included as at March 31, 2005.

CAE ANNUAL REPORT 2006 _ 85

NOTE 8 — INTANGIBLE ASSETS
(amounts in millions)			2006			2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Trade names	$12.2	$0.9	$11.3	$12.3	$0.2	$12.1
Customer relations	1.2	0.2	1.0	0.5	–	0.5
Customer contractual agreements	7.7	3.0	4.7	8.5	2.5	6.0
Enterprise resources
planning –software (ERP)	3.3	–	3.3	–	–	–
Other intangible assets	4.0	1.0	3.0	2.1	0.5	1.6

	$28.4	$5.1	$23.3	$23.4	$3.2	$20.2

The continuity of intangible assets is as follows:
(amounts in millions)						2006

		Simulation	Training	Simulation	Training
		Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance		$–	$17.7	$1.6	$0.9	$20.2
Acquisitions (Note 2)		–	–	2.7	–	2.7
ERP software additions		1.6	0.6	0.9	0.2	3.3
Amortization		–	(1.5)	(0.3)	(0.3)	(2.1)
Foreign exchange		–	(0.6)	(0.1)	(0.1)	(0.8)

Closing balance		$1.6	$16.2	$4.8	$0.7	$23.3

(amounts in millions)						2005

		Simulation	Training	Simulation	Training
		Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance		$–	$127.4	$1.8	$–	$129.2
Acquisitions (Note 2)		–	7.2	–	0.9	8.1
Amortization		–	(6.3)	(0.1)	–	(6.4)
Impairment (1)		–	(107.1)	–	–	(107.1)
Foreign exchange		–	(3.5)	(0.1)	–	(3.6)

Closing balance		$–	$17.7	$1.6	$0.9	$20.2

(1) As indicated in Note 4, the Company recognized an impairment charge during fiscal 2005.
The annual amortization expense for the next five years will be approximately $1.9 million.

NOTE 9 — GOODWILL

As at April 1, 2005, following the changes in its internal organizational structure related to the operating segments of the Company, goodwill has been reassigned to the reporting segment using a related fair value allocation approach and is divided as follows between Simulation Products/Military and Training & Services/Military:

(amounts in millions)					2006

	Simulation	Training	Simulation	Training
	Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance	$–	$–	$52.5	$39.6	$92.1
Acquisitions (Note 2)	–	–	4.5	–	4.5
Foreign exchange	–	–	(2.8)	(1.8)	(4.6)

Closing balance	$–	$–	$54.2	$37.8	$92.0

86 _ CAE ANNUAL REPORT 2006

(amounts in millions)					2005

	Simulation	Training	Simulation	Training
	Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance	$55.1	$149.0	$55.1	$41.5	$300.7
Acquisitions (Note 2)	1.9	5.0	1.4	1.1	9.4
Impairment(1)	(55.4)	(149.8)	–	–	(205.2)
Foreign exchange	(1.6)	(4.2)	(4.0)	(3.0)	(12.8)

Closing balance	$–	$–	$52.5	$39.6	$92.1

(1) As indicated in Note 4, a goodwill impairment charge was recorded in fiscal 2005.

NOTE 10 — OTHER ASSETS
(amounts in millions)	2006	2005

Restricted Cash	$1.5	$0.9
Investment in and advances to CVS Leasing Ltd. (i)	39.0	41.2
Deferred development costs, net of accumulated amortization of $22.6 (2005 – $9.5) (ii)	26.1	33.7
Deferred pre-operating costs, net of accumulated amortization of $18.6 (2005 – $14.6) (iii)	9.2	13.5
Deferred financing costs, net of accumulated amortization of $14.5 (2005 – $12.1)	7.4	5.6
Long-term receivables (iv)	11.7	10.6
Accrued benefit asset (Note 21)	20.8	18.0
Other, net of accumulated amortization of $3.6 million (2005 – $1.5)	20.5	14.8

	$136.2	$138.3

(i)	The Company leads a consortium, which was contracted by the United Kingdom (UK) Ministry of Defense (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (MSH) fleet of the
Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.
In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Plc (Aircrew), of which it owns 78%
with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company since its inception.
In addition, the Company has a 14% minority interest and has advanced funds to CVS Leasing Ltd. (CVS), the entity that owns the simulators and other equipment leased to Aircrew. In March 2005, CVS refinanced its operations through an amount of £70.6 million of financing, which expires in October 2016.
(ii)	R&D expenditures aggregated to $95.8 million during the year (2005 – $93.5 million; 2004 – $81.0 million), of which $1.8 million represents development costs that qualify for a deferral pursuant to CICA requirements (2005 – $9.9 million; 2004 – $12.7 million). The
Company has recorded government assistance against these amounts (refer to Note 19).
An amount of $13.1 million in deferred development costs was amortized during the year (2005 – $3.9 million, 2004 – $5.4 million).
(iii)	The Company defers costs incurred during the pre-operating period for all new operations. Capitalization ceases and amortization begins when operations commence. In fiscal 2006, $0.7 million was capitalized (2005 – $1.7 million) and an amortization of $4.0 million was taken (2005 – $6.1 million; 2004 – $4.1 million).
(iv)	Long term receivables include secured subordinated promissory notes in connection with the sale of its various Cleaning Technologies businesses totalling $8.5 million. The notes bear interest at rates ranging from 3% to 7%.

CAE ANNUAL REPORT 2006 _ 87

NOTE 11 — DEBT FACILITIES
A.	LONG-TERM DEBT
(amounts in millions)		2006	2005

Recourse debt
(i)Senior notes		$126.1	$150.6
(ii)	Revolving unsecured term credit facilities,
	5 years, maturing in July 2010; US$400.0
	(outstanding as at March 31, 2006 – Nil and USNil, as at March 31, 2005 – Nil)	–	–
	5 years, maturing April 2006; US$350.0
	(outstanding as at March 31, 2006 – Nil and USNil, as at March 31, 2005 – $30.4 and USNil)	–	30.4
	5 years, maturing July 2010, y100.0
	(outstanding as at March 31, 2006 – yNil, as at March 31, 2005 – yNil)	–	–
(iii)	Term loans, maturing in May and June 2011
	(outstanding as at March 31, 2006 – y26.9 and y5.3, as at March 31, 2005 – y30.5 and y6.0)	45.6	57.3
(iv)	Grapevine Industrial Development Corporation bonds,
	secured, maturing in January 2010 and 2013 (US$27.0)	31.5	32.7
(v)	Miami Dade County Bonds, maturing in March 2024 (US$11.0)	12.8	13.3
(vi)	Other debt, maturing in December 2012	4.9	–
(vii)	Obligations under capital lease commitments	13.5	6.1
(viii)	Amsterdam asset-backed financing maturing in December 2007 and August 2008
	(outstanding as at March 31, 2006 – yNil, as at March 31, 2005 – y24.7)	–	38.8
			–
Non-recourse debt
(ix)	Term loan of £12.7 secured, maturing in October 2016
	(outstanding March 31, 2006 – £5.3, March 31, 2005 – £6.0)	10.7	13.7
(x)	Term Loan maturing in June 2021
	(outstanding as at March 31, 2006 – y13.9, as at March 31, 2005 – yNil)	19.7	–
(xi)	Term Loan maturing in January 2008
	(outstanding as at March 31, 2006 – US$5.6, as at March 31, 2005 – USNil)	6.5	–

		271.3	342.9
Less:
Current portion of long-term debt		8.0	32.7
Current portion of capital lease		2.4	2.6

		$260.9	$307.6

(i)	Pursuant to a private placement, the Company borrowed US$108.0 million and C$20.0 million. These unsecured senior notes rank equally
	with term bank financings with fixed repayment amounts of US$15.0 million in 2007, US$60.0 million in 2009 and US$33.0 million in
	2012. During the first quarter of fiscal 2006, CAE repaid the $20.0 million Canadian dollar tranche, which matured in June 2005. Fixed
	interest is payable semi-annually in June and December at an average rate of 7.6%. The Company has entered into an interest rate swap
	agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6% on US$33.0 million of
	the senior notes.
(ii)	On July 7, 2005, the Company entered into a new revolving credit agreement. This revolving unsecured term credit facility
	(US$400.0 million and y100.0 million) has a committed term of five years maturing in July 2010. The facility has covenants covering
	minimum shareholders' equity, interest coverage and debt coverage ratios. The applicable interest rate on this revolving term credit facility
	is at the option of the Company, based on the bank's prime rate, bankers' acceptances or LIBOR plus a spread, which depends on the credit
	rating assigned by Standard & Poor's Rating Services.

88 _ CAE ANNUAL REPORT 2006

(iii)The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. The operators financed the acquisition of the simulators from CAE and Iberia through asset-backed financing maturing in May and June 2011. As part of the lease agreements, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair value of the simulators, for a total amount equal to the outstanding balance under the financing agreement. Quarterly capital repayments are made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2006, is equal to approximately $76.8 million (y54.2 million) – [(2005 – $90.2 million
(y57.5 million)].
(iv)	Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of
US$8.0 million and US$19.0 million, and mature in 2010 and 2013, respectively. Real property, improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. The rate for bonds maturing in 2010 is set on a weekly basis. The rate for bonds maturing in 2013 is set on an annual basis and is subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2006, the combined rate for both series was approximately 3.92%
(2005 – 4.10%). The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2006. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(v)	The Miami Dade County Bonds, maturing in March 2024 (US$11.0 million), are secured by a simulator. As at March 31, 2006, the applicable floating rate, which is reset weekly was 4.3%. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.
(vi)	An unsecured $35.0 million facility to secure financing for the cost of the establishment of Enterprise Resource Planning (ERP) system. A drawdown under the facility can be made only once the costs are incurred, on a quarterly basis, with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The interest rate on the first drawdown is approximately 5.6%.
(vii)	These capital leases are related to the leasing of various equipment and simulators. The effective interest rate on obligations under capital leases, which have staggered maturities until June 2010 was approximately 5.92% as at March 31, 2006 (2005 – 5.0%). As well, an additional capital lease results from a conversion in the fourth quarter of fiscal 2006 of an operating lease recorded on its balance
($10.2 million) for a simulator that CAE will relocate in the first quarter of fiscal 2007 from Tampa to its Brazil training centre. The lease has an initial four-year term with a buyout option and possibility of extension thereafter with an implicit lease rate of approximately 7.3%.
(viii) Asset-backed financing in the Company's Amsterdam Training centre represents financing for three different simulators with original maturity dates of December 2007 and August 2008. The financing was repaid at the end of the third quarter of fiscal 2006. The average cost of the financing was equal to approximately 8.0%.
(ix)	The Company arranged project financing, which was refinanced during December 2004 for one of its subsidiaries to finance its MSH program for the MoD in the UK. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2016. The financing is non-recourse to CAE. Interest on the loans is charged at a rate approximating LIBOR plus 0.85%. The Company has entered into an interest rate swap totalling £4.8 million, fixing the interest rate at 6.31%. The value of the assets pledged as collateral for the credit facility as at March 31, 2006, is £26.9 million (2005 – £26.1 million).
(x)	Term loan, maturing in June 2021, representing CAE's proportionate share (25%) of the NH90 project. The total amount available to NH90 under the facility is y175.5 million. The debt is non-recourse to CAE. The borrowings bear interest at a EURIBOR rate and are currently swapped to fixed at a rate of 3.8%.
(xi)	The other debt is the result of CAE's proportionate share (49%) of term debt for the acquisition of simulators on a non-recourse basis, for its joint venture in the Zhuhai Training Centre and maturing in January and October 2008. The borrowings bear interest on a floating rate basis of US Libor plus a spread.
(xii)	Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and capital leases are as follows:

	Long-term
(amounts in millions)	Debt	Capital Lease	Total

2007	$8.0	$2.4	$10.4
2008	30.1	1.8	31.9
2009	12.0	0.8	12.8
2010	81.1	0.7	81.8
2011	21.3	7.7	29.0
Thereafter	105.3	0.1	105.4

	$257.8	$13.5	$271.3

As at March 31, 2006, CAE is in full compliance with its financial covenants.

B. SHORT-TERM DEBT

The Company has unsecured and uncommitted bank lines of credit available in various currencies totalling $41.2 million (2005 – $31.0 million; 2004 – $28.2 million), none of which were used as at March 31, 2006 (2005 – $11.2 million; 2004 – $6.4 million). The various lines of credit bear interest at different rates based on the respective country's prime commercial lending rate.

CAE ANNUAL REPORT 2006 _ 89

NOTE 11 — DEBT FACILITIES (CONT’D)
C. INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:
(amounts in millions)	2006	2005	2004

Long-term debt interest expense	$21.6	$35.3	$30.2
Amortization of deferred financing costs and other	4.0	9.7	5.7
Allocation of interest expense to discontinued operations	–	(1.4)	(1.5)
Interest capitalized	(2.8)	(5.8)	(6.4)

Interest on long-term debt	22.8	37.8	28.0

Interest income	(6.9)	(5.7)	(6.1)
Other interest expense (income), net	0.3	–	0.5

Interest expense (income), net	(6.6)	(5.7)	(5.6)

Interest expense, net	$16.2	$32.1	$22.4

NOTE 12 — CAPITAL STOCK

(i)	The Company's articles of incorporation authorize the issuance of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. To date, the Company has not issued any preferred shares.

(ii)	A reconciliation of the issued and outstanding common shares of the Company is as follows:

		2006		2005		2004

(amounts in millions,	Number	Stated	Number	Stated	Number	Stated
except number of shares)	of Shares	Value	of Shares	Value	of Shares	Value

Balance at beginning of year	248,070,329	$373.8	246,649,180	$367.5	219,661,178	$190.5
Shares issued (Note 2) (a) (b) (c)	1,091,564	6.9	424,628	2.0	26,600,000	175.0
Stock options exercised	1,497,540	8.0	869,620	3.6	282,000	1.4
Stock dividends (d)	42,997	0.3	126,901	0.7	106,002	0.6

Balance at end of year	250,702,430	$389.0	248,070,329	$373.8	246,649,180	$367.5

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts Inc. On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second tranche payment of Greenley & Associates Inc.

(b)	On November 30, 2004, the Company issued 424,628 common shares at a price of $4.71 per share for the first tranche payment of Greenley & Associates.

(c)	On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share for cash proceeds of $175.0 million.

(d)	Until February 29, 2004, the Company's Dividend Reinvestment Plan (DRIP) provided that eligible shareholders (which covered all shareholders living wherever the shares were distributed) could elect to receive common stock dividends in lieu of cash dividends. As of March 1, 2004, eligibility has been limited to Canadian resident shareholders only.

(iii)	The following is a reconciliation of the denominators for the basic and diluted earnings (loss) per share computations:

		2006	2005		2004

Weighted average number of common shares outstanding	– Basic	249,806,204	247,060,580		233,167,858
Effect of dilutive stock options		2,325,422	812,273		849,912

Weighted average number of common shares outstanding	– Diluted	252,131,626	247,872,853	(1)	234,017,770

(1) For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, basic and diluted pro forma net loss per share are the same.

     Options to acquire 2,269,150 common shares (2005 – 4,635,100; 2004 – 4,195,400) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

(iv) A reconciliation of contributed surplus is as follows:
(amounts in millions)	2006	2005	2004

Balance at beginning of year	$3.3	$1.3	$–
Stock-based compensation (Note 13)	2.5	2.0	1.3

Balance at end of year	$5.8	$3.3	$1.3

90 _ CAE ANNUAL REPORT 2006

NOTE 13 — STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLAN

Under the Company's long-term incentive program, options may be granted to its officers and other key employees and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the closing price of the common shares on the TSX on the last day of trading prior to the effective date of the grant.

     As at March 31, 2006, a total of 9,162,886 common shares remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed six years, and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

For the years ended March 31		2006		2005		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Options outstanding at
beginning of year	8,208,675	$7.52	8,128,370	$7.51	5,692,750	$9.37
Granted	568,200	$5.96	2,046,650	$5.68	3,536,320	$4.14
Exercised	(1,497,540)	$5.29	(869,620)	$4.15	(282,000)	$4.88
Forfeited	(932,100)	$9.21	(809,725)	$6.77	(718,400)	$6.98
Expired	–	–	(287,000)	$6.43	(100,300)	$5.70

Options outstanding
at end of year	6,347,235	$7.66	8,208,675	$7.52	8,128,370	$7.51

Options exercisable
at end of year	2,775,850	$9.90	3,731,085	$8.76	2,887,000	$8.07

The following table summarizes information about the Company's ESOP as at March 31, 2006:
			Options Outstanding		Options Exercisable

			Weighted
			Average	Weighted		Weighted
			Remaining	Average		Average
Range of		Number	Contractual	Exercise	Number	Exercise
Exercise Prices		Outstanding	Life (Years)	Price	Exercisable	Price

$4.08 to $6.03		3,468,935	3.88	$4.91	749,200	$4.39
$6.19 to $9.20		792,550	3.06	$6.85	254,150	$7.99
$12.225 to $14.60		2,085,750	1.74	$12.54	1,772,500	$12.50

Total		6,347,235	4.51	$7.66	2,775,850	$9.90

     For the year ended March 31, 2006, compensation cost for CAE's stock options was recognized in net earnings (loss) with a corresponding credit of $2.5 million (fiscal 2005 – $2.0 million, fiscal 2004 – $1.3 millions) to contributed surplus using the fair value method of accounting for awards that were granted in fiscal 2005 and 2006.
The assumptions used for purposes of the option calculations outlined in this note are presented below:
	2006	2005	2004

Assumptions used in the Black-Scholes options pricing model:
Dividend yield	0.67%	1.26%	1.29%
Expected volatility	47.0%	40.0%	41.5%
Risk-free interest rate	4.0%	5.75%	5.75%
Option term	6	6	6
Weighted average fair value of options granted	$2.84	$2.27	$1.65

CAE ANNUAL REPORT 2006 _ 91

NOTE 13 — STOCK-BASED COMPENSATION PLANS (CONT’D)

DISCLOSURE OF PRO FORMA INFORMATION REQUIRED UNDER CICA HANDBOOK SECTION 3870

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings (loss) and pro forma basic and diluted net earnings (loss) per share are presented below:

(amounts in millions, except per share amounts)	2006	2005	2004

Net earnings (loss), as reported	$64.9	$(199.9)	$64.0
Pro forma impact	(1.7)	(2.1)	(2.5)

Pro forma net earnings (loss)	$63.2	$(202.0)	$61.5

Pro forma basic and diluted net earnings (loss) per share(1)	$0.25	$(0.82)	0.26

(1) For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, the basic and diluted pro forma net loss per share are the same.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee's base salary. Employees may contribute to the plan through payroll deductions or a lump-sum contribution. The employee and employer contribution may be invested in the employee Register Retirement Saving Plan (RRSP) or Deferred Profit Sharing Plan (DPSP). Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the TSX. The Company recorded compensation expense in the amount of $2.1 million (2005 – $1.4 million; 2004 – $1.6 million) in respect of employer contributions under the Plan.

DEFERRED SHARE UNIT PLAN

The Company maintains a Deferred Share Unit (DSU) Plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Company's ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

     In fiscal 2000, the Company adopted a DSU Plan for non-employee directors. A non-employee director holding less than 5,000 common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. A non-employee director holding at least 5,000 common shares may elect to participate in the Plan in respect of part or all of his or her retainer and attendance fees. The terms of the Plan are essentially identical to the key executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last day on which the common share traded prior to the date of issue.

     The Company records the cost of the DSU Plan as compensation expense. As at March 31, 2006, 388,972 units were outstanding at a value of $3.6 million (2005 – 343,116 units at a value of $1.9 million; 2004 – 403,071 units at a value of $2.3 million). A total number of 18,705 units were redeemed during the fiscal year ended March 31, 2006 under both DSU Plans in accordance with their respective plan text, for a total of $0.1 million. As at March 31, 2006, March 31, 2005 and March 31, 2004 no DSUs were cancelled.

LONG-TERM INCENTIVE (LTI) – DEFERRED SHARE UNIT PLAN

Both Long-Term Incentive Deferred Share Unit Plans (LTI-DSU) are intended to enhance the Company's ability to promote a greater alignment of interests between executives and shareholders of the Company. LTI-DSUs are granted to executives and managers of the Company. A LTI-DSU is equal in value to one common share net of withholding tax at a specific date. The LTI-DSU also accrued dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares.

April 2003 Plan

The April 2003 LTI-DSU Plan stipulates that granted units vest equally over four years and can be redeemed for cash. Upon termination of employment for reasons of long-term disability, involuntary termination, retirement or death, eligible participants with vested LTI-DSU units will be entitled to receive the fair market value of the equivalent number of CAE common shares. As at March 31, 2006, 657,036 LTI-DSU units were outstanding (March 31, 2005 – 853,438 units). The expense recorded in fiscal 2006 was $0.6 million (2005 – $1.2 million; 2004 -$1.4 million).

92 _ CAE ANNUAL REPORT 2006

May 2004 Plan

The May 2004 LTI-DSU Plan has replaced the April 2003 LTI-DSU Plan for succeeding years. The May 2004 LTI-DSU Plan stipulates that granted units vest equally over five years and can be redeemed for cash. Upon termination of employment, eligible participants with vested DSU units will be entitled to receive the fait market value of the equivalent number of CAE common shares. In fiscal 2006, the Company issued 430,503 LTI-DSU units (2005 – 582,431 units) and as at March 31, 2006, 916,722 LTI-DSU units were outstanding (2005 – 599,252 units outstanding). The expense recorded in fiscal 2006 was $0.9 million (2005 – $0.6 million).

     On March 15, 2004, the Company entered into a contract to reduce its earnings exposure to the fluctuations in its share price (refer to Note 14).

LONG-TERM INCENTIVE – RESTRICTED SHARE UNIT PLAN

In May 2004, the Company adopted a Long-term Incentive Performance Based Restricted Shares Unit Plan (LTI-RSU) for its executives and managers. The LTI-RSU plan is intended to enhance the Company's ability to attract and retain talented individuals, and also to promote a greater alignment of interest between eligible participants and the Company's shareholders. The LTI-RSU Plan is set up as a stock-based performance plan.

LTI-RSUs granted pursuant to this Plan vest after three years from their grant date LTI-RSUs are granted as follows:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during the timeframe

(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but less than 33% during the timeframe No LTI-RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. In addition, no proportional vesting is to occur for any appreciation resulting between 24% and 33% during the specified timeframe. Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. In fiscal 2006, the Company issued 637,561 LTI-RSU units (2005 – 788,167 units) and as at March 31, 2006, 1,224,918 LTI-RSU units were outstanding (2005 – 623,083 units outstanding). The expense recorded in fiscal 2006 was $3.1 million (2005 – $1.0 million).

NOTE 14 — FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RISK

The Company entered into forward foreign exchange contracts totalling $322.3 million (buy contracts $34.4 million and sell contracts totalling $287.9 million). The total net unrealized gain as of March 31, 2006, is $5.4 million (unrealized gain on buy contracts of $0.1 million and unrealized gain on sell contracts of $5.3 million).

Consolidated foreign exchange transactions outstanding
			2006		2005

Currencies (Sold/Bought)		Notional	Average	Notional	Average
		Amount(1)	Rate	Amount(1)	Rate

USD/CDN
Less than	1 year	$184.6	0.8448	$169.3	0.7964
Between 1 and 3 years		71.2	0.8600	48.6	0.7989
Between 3 to 5 years		2.9	0.8783	0.4	0.8263
USD/EUR
Less than	1 year	5.7	1.2590	–	–
Between 1 and 3 years		9.1	1.2852	–	–
CDN/EUR
Less than	1 year	2.1	1.4003	7.9	1.5796
EUR/CDN
Less than	1 year	10.5	0.6758	22.2	0.6268
Between 1 and 3 years		13.3	0.6387	8.9	0.6271
Between 3 and 5 years		3.5	0.6118	7.8	0.6147
GBP/CDN
Less than	1 year	1.9	0.4476	5.0	0.4251
CDN/USD
Less than	1 year	17.5	1.1616	34.4	1.2125
CDN/GBP
Less than	1 year	–	–	0.5	2.2126

		$322.3		$305.0

(1) Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

CAE ANNUAL REPORT 2006 _ 93

NOTE 14 — FINANCIAL INSTRUMENTS (CONT’D)

CREDIT RISK

The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings or government agencies, factors that facilitate monitoring of the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored. As well, the Company's credit exposure is further reduced by the sale of third-party receivables (see Note 5) to a financial institution on a non-recourse basis.

INTEREST RATE EXPOSURE

The Company bears some interest rate fluctuation risk on its variable long-term debt (including rates) and some fair value risk on its fixed interest long-term debt. As at March 31, 2006, the Company has entered into three interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $63.2 million. One agreement, with a notional value of $38.5 million (US$33.0 million), has converted fixed interest rate debt into a floating rate whereby the Company pays the equivalent of a three-month LIBOR borrowing rate, plus 3.6%, and receives a fixed interest rate of 7.76% up to June 2012. The remaining contracts convert a floating interest rate debt into a fixed rate for a notional value of $24.7 million, whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

·	Amortizing based on a repayment schedule of the debt until October 2016 on $9.6 million (£4.7 million), the Company will pay quarterly fixed annual interest rates of 6.31%

·	Accreting swap based on a borrowing schedule until December 2019 on $15.1 million (y10.6 million), the Company will pay a semi-annual fixed annual interest rate of 3.78%

After considering these swap agreements, as at March 31, 2006, 62% of the long-term debt bears fixed interest rates.

STOCK-BASED COMPENSATION COST

In March 2004, the Company entered into an equity swap agreement with a major Canadian financial institution to reduce its cash and earnings exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution's cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company's share price impacting the cost of the DSU and LTI-DSU programs. As at March 31, 2006, the equity swap agreement covered 600,000 shares of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

·	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the Consolidated Balance Sheets, which represent an appropriate estimate of their fair values due to their short-term maturities.

·	Capital leases are valued using the discounted cash flow method.

·	The value of long-term debt is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities.

·	Interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the Consolidated Balance Sheet date.

·	Forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the Consolidated Balance Sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 are as follows:
(amounts in millions)		2006		2005

	Fair	Carrying	Fair	Carrying
	Value	Amount	Value	Amount

Long-term debt	$277.9	$271.3	$354.2	$342.9
Net forward foreign exchange contracts	5.4	–	9.1	–
Interest rate swap contracts	(1.5)	–	(1.8)	–

94 _ CAE ANNUAL REPORT 2006

LETTERS OF CREDIT AND GUARANTEES

As at March 31, 2006, CAE had outstanding letters of credit and performance guarantees in the amount of $98.6 million (2005 – $73.3 million) issued in the normal course of business. These guarantees are issued under mainly the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the company through various financial institutions.

     The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

(amounts in millions)	2006	2005

Advance payment	$34.0	$25.3
Contract performance	13.0	7.8
Operating lease obligation	27.3	37.6
Relocation obligation	19.6	–
Other	4.7	2.6

Total	$98.6	$73.3

Of the $34.0 million of advance payment guarantees, $26.0 million are issue under the EDC PSG account.

RESIDUAL VALUE GUARANTEES – SALE AND LEASEBACK TRANSACTIONS

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $52.4 million (2005 – $52.3 million), of which $35.0 million matures in 2008, $8.2 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2006, $33.1 million is recorded as a deferred gain (2005 – $33.1 million).

INDEMNIFICATIONS

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which cannot be estimated. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's consolidated financial position, results of operations or cash flows.

CAE ANNUAL REPORT 2006 _ 95

NOTE 15 — INCOME TAXES
A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:
(amounts in millions)	2006	2005	2004

Earnings (loss) before income taxes and discontinued operations $	90.0	$(405.1)	$58.9
Canadian statutory income tax rates	31.41%	31.27%	32.78%

Income taxes at Canadian statutory rates	$28.3	$(126.7)	$19.3
Difference between Canadian statutory rates and those
applicable to foreign subsidiaries	0.3	(12.2)	(2.9)
Goodwill impairment	–	61.7	–
Losses not tax effected	2.8	2.7	0.2
Tax benefit of operating losses not previously recognized	(9.1)	(12.2)	(5.2)
Tax benefit of capital losses not previously recognized	(0.8)	(11.3)	–
Non-taxable capital gain	(0.3)	(0.1)	(0.2)
Non-deductible items	1.6	4.5	3.3
Prior years' tax adjustments and assessments	(0.9)	(3.6)	(3.6)
Impact of change in income tax rates on future income taxes	1.9	(1.0)	0.7
Non-taxable research and development tax credits	(0.9)	(1.5)	(0.5)
Large corporation tax	0.7	–	–
Other tax benefit not previously recognized	(2.9)	–	–
Exchange translation items	(0.7)	–	–
Other	(0.9)	(0.7)	0.4

Total income tax expense (recovery)	$19.1	$(100.4)	$11.5

Significant components of the provision for the income tax expense attributable to continuing operations are as follows:
(amounts in millions)	2006	2005	2004

Current income tax expense	$13.1	$13.5	$14.4
Future income tax expense (recovery)	6.0	(113.9)	(2.9)

Total income tax expense (recovery)	$19.1	$(100.4)	$11.5

The tax effects of temporary differences that give rise to future tax liabilities and assets are as follows:
(amounts in millions)		2006	2005

Non-capital loss carryforwards		$55.7	$71.4
Capital loss carryforwards		6.5	4.6
Investment tax credits		(22.6)	(20.9)
Property, plant and equipment		(28.5)	(21.0)
Intangible assets		31.5	35.1
Amounts not currently deductible		18.6	19.1
Deferred revenues		13.5	12.4
Percentage-of-completion versus completed contract		(15.8)	(6.9)
Deferred research & development expenses		7.0	–
Tax benefit carryover		10.1	9.6
Other		2.5	(3.4)

		78.5	100.0

Valuation allowance		(37.5)	(54.4)

Net future income tax assets (liabilities)		$41.0	$45.6

     As at March 31, 2006, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $89.3 million (US$76.5 million). For financial reporting purposes, a net future income tax asset of $31.3 million (US$26.8 million) has been recognized in respect of these loss carry forwards.

     The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $89.3 million. For financial reporting purposes, a net future income tax asset of $9.7 million has been recognized.

     The Company also has accumulated capital losses carried forward relating to operations in the United States for approximately $17.0 million (US$14.6 million). For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

96 _ CAE ANNUAL REPORT 2006

The non-capital losses for income tax purposes expire as follows:
(amounts in millions)

	United States	Other countries
Expiry date	(US$)(CA$)

2007	$6.7	$–
2008	27.2	–
2009	6.0	–
2010	–	–
2011	10.7	–
2012 – 2023	25.9	8.8
No expiry date	–	80.5

	$76.5	$89.3

     The valuation allowance principally relates to loss carryforward benefits where realization is not likely due to a history of loss carryforwards, and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2006, $16.7 million (2005 – $22.3 million) of the valuation allowance balance was reversed when it became more likely than not that benefits would be realized.

NOTE 16 — DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES
(amounts in millions)	2006	2005

Deferred gains on sale and leasebacks (i)	$87.5	$90.7
Deferred revenue	31.3	21.1
Deferred gains	6.6	7.8
Employee benefits obligation (Note 21)	23.9	24.9
Government cost-sharing (Note 19)	12.2	7.6
Non-controlling interest (ii)	17.6	16.9
Long-term portion of purchase agreement (iii)	8.1	–
Long-term payable to Investissement Québec	2.1	2.7
LTI RSU/DSU compensation obligation	9.8	1.3
Other	7.4	6.8

	$206.5	$179.8

(i)	The related amortization for the year amounts to $3.9 million (2005 – $3.5 million; 2004 – $3.2 million).

(ii)	Non-controlling interest (20%) of the Civil training centres in Madrid combined with 22% in Military CAE Aircrew Training Centre.

(iii)	Long term portion of purchase agreement for data and parts delivered to CAE Inc. by Dassault Aviation on specific sales orders. The annual payments are y4.5 million in December 2007 and y1.2 million in December 2008.

NOTE 17 — SUPPLEMENTARY CASH FLOW INFORMATION

Cash provided by (used in) non-cash working capital is as follows:
(amounts in millions)	2006	2005	2004

Accounts receivable	$(13.1)	$53.9	$(16.1)
Inventories	(5.0)	18.7	(21.6)
Prepaid expenses	(7.9)	0.5	(6.3)
Income taxes recoverable	(7.5)	28.5	(8.8)
Accounts payable and accrued liabilities	61.0	(42.3)	(49.7)
Deposits on contracts	53.7	26.3	2.3

Decrease (increase) in non-cash working capital	$81.2	$85.6	$(100.2)

Interest paid	$21.9	$38.2	$41.1
Income taxes paid, net	$13.7	$–	$8.2

     Earnings (loss) from continuing operations include a net foreign exchange gain of $8.4 million in 2006 or $0.03 per share (2005 – net foreign exchange gain of $5.2 million or $0.02 per share; 2004 – net foreign exchange gain of $10.2 million or $0.04 per share).

CAE ANNUAL REPORT 2006 _ 97

NOTE 18 — CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

NOTE 19 — GOVERNMENT COST-SHARING

The Company has signed agreements with the Government of Canada whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain R&D programs for modelling and services, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications.

PROJECT PHOENIX

The Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. During fiscal 2006, the Government of Canada and the Company signed an agreement for an investment of approximately 30% ($189 million) of the value of CAE's R&D program (reducing by approximately 25% the amount of income tax credit otherwise available). This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The funding will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

     The aggregate amount of funding received or receivable in fiscal 2006 is $17.3 million, of which $13.5 million was recorded as a reduction of expenses and $3.8 million against fixed assets or other capitalized costs. There were no royalty payments for this program in fiscal 2006.

PREVIOUS PROGRAMS

The Company had also signed R&D agreements with the Government of Canada in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative is intended to broaden CAE's technological capabilities in flight simulations systems by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013 based on future sales for civil and military programs respectively.

The following table provides information on funding and royalty expenditures for previous programs:

(amounts in millions)	2006	2005	2004

Previous programs
TPC Funding – amounts credited to income	$7.5	$9.9	$9.5
TPC Funding – reduction of capitalized costs	–	0.9	4.4

Total TPC Funding	$7.5	$10.8	$13.9
Royalties expenses	$6.6	$5.9	$3.6

     As at March 31, 2006, the Company recorded a liability of $18.9 million (2005 – $12.9 million; 2004 – $10.3 million) of future repayments in respect of the aggregate R&D programs.

NOTE 20 — COMMITMENTS
Significant contractual obligations and future minimum lease payments under operating leases are as follows:
(amounts in millions)	Total

Years ending March 31,
2007	$62.8
2008	80.3
2009	57.8
2010	53.9
2011	54.9
Thereafter	280.5

$590.2

98 _ CAE ANNUAL REPORT 2006

NOTE 21 — EMPLOYEE FUTURE BENEFITS

The Company has two registered funded defined-benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a pension plan for employees in the Netherlands that provides benefits based on similar provisions.

     In addition, the Company maintains a supplemental arrangement plan in Canada and in Germany to provide defined benefits. These supplemental arrangements are the sole obligation of the Company, and there is no requirement to fund it. However, the Company is obligated to pay the benefits when they become due. Under the Canadian supplemental arrangement, once the designated employee retires from the Company, the Company is required to secure the obligation for that employee. As at March 31, 2006, the Company has issued letters of credit totalling $20.0 million to secure these obligations under the Canadian supplemental arrangement.

     Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

     In fiscal 2005, the Company approved certain pension plan improvements to the Canadian registered pension plans resulting in increased pension obligations of $0.9 million. No such improvements were approved for fiscal 2006.

The changes in pension obligations, in fair value of assets and the financial position of the funded pension plans are as follows:

			2006			2005

(amounts in millions)	Canadian	Foreign	Total	Canadian	Foreign	Total

Change in pension obligations
Pension obligation at
beginning of year	$158.7	$15.3	$174.0	$139.5	$14.1	$153.6
Current service cost	4.2	0.5	4.7	3.6	0.6	4.2
Interest cost	9.5	0.6	10.1	9.0	0.6	9.6
Discontinued operations	–	–	–	(4.2)	–	(4.2)
Employee contributions	2.5	0.4	2.9	2.6	0.5	3.1
Plan amendments	–	–	–	0.9	–	0.9
Pension benefits paid	(8.2)	(0.1)	(8.3)	(8.1)	(0.1)	(8.2)
Actuarial loss	8.7	0.3	9.0	15.4	–	15.4
Foreign exchange variation	–	(1.4)	(1.4)	–	(0.4)	(0.4)

Pension obligation at end of year	175.4	15.6	191.0	158.7	15.3	174.0

Change in fair value of plan asset
Fair value of plan assets at
beginning of year	128.2	14.8	143.0	118.9	12.6	131.5
Actual return on plan assets	11.9	1.4	13.3	12.6	1.4	14.0
Pension benefits paid	(8.2)	(0.1)	(8.3)	(8.1)	(0.1)	(8.2)
Discontinued operations	–	–	–	(4.2)	–	(4.2)
Plan expenses	(0.3)	–	(0.3)	(0.3)	–	(0.3)
Employee contributions	2.5	0.4	2.9	2.6	0.5	3.1
Employer contributions	10.6	0.9	11.5	6.7	1.0	7.7
Foreign exchange variation	–	(1.5)	(1.5)	–	(0.6)	(0.6)

Fair value of plan assets at end of year	144.7	15.9	160.6	128.2	14.8	143.0

Financial position – plan
(deficit)/surplus	(30.7)	0.3	(30.4)	(30.5)	(0.5)	(31.0)
Unrecognized net actuarial loss	45.9	(0.4)	45.5	42.4	0.5	42.9
Unamortized past service cost	5.6	–	5.6	6.1	–	6.1

Amount recognized as an asset
at end of year	$20.8	$(0.1)	$20.7	$18.0	$ –	$18.0

As at March 31, 2006 and 2005, the two Canadian funded plans had pension obligations in excess of plan assets.

CAE ANNUAL REPORT 2006 _ 99

NOTE 21 — EMPLOYEE FUTURE BENEFITS (CONT’D)
Pension obligations related to the supplemental arrangements are as follows:
			2006			2005

(amounts in millions)	Canadian	Foreign	Total	Canadian	Foreign	Total

Change in pension obligations
Pension obligation at
beginning of year	$16.1	$6.4	$22.5	$14.6	$4.6	$19.2
Current service cost	0.9	0.2	1.1	0.8	0.1	0.9
Interest cost	1.0	0.2	1.2	0.9	0.3	1.2
Pension benefits paid	(1.4)	(0.3)	(1.7)	(0.8)	(0.3)	(1.1)
Actuarial loss	5.1	–	5.1	1.0	1.8	2.8
Special/contractual
termination benefits	–	–	–	0.2	–	0.2
Settlement of discontinued operations	–	–	–	(0.6)	–	(0.6)
Foreign exchange variation	–	(0.6)	(0.6)	–	(0.1)	(0.1)

Pension obligation at end of year	21.7	5.9	27.6	16.1	6.4	22.5

Financial position – plan deficit	(21.7)	(5.9)	(27.6)	(16.1)	(6.4)	(22.5)
Unrecognized net actuarial loss	5.2	1.5	6.7	0.1	1.8	1.9

Amount recognized as a
liability at end of year	$(16.5)	$(4.4)	$(20.9)	$(16.0)	$(4.6)	$(20.6)

The net pension cost for funded pension plans for the years ended March 31 included the following components:
(amounts in millions)				2006	2005	2004

Current service cost				$4.7	$3.6	$3.4
Plan expenses				0.3	0.3	0.3
Interest cost on pension obligations				10.1	9.0	8.5
Actual return on plan assets				(13.3)	(12.6)	(14.4)
Net actuarial loss on benefit obligation				9.0	15.4	–
Past service cost arising from plan amendments in the period				–	0.9	1.2

Pension cost before adjustments to recognize the long-term nature of plans				10.8	16.6	(1.0)

Adjustments to recognize long-term nature of plans:
Difference between expected return and actual return on plan assets				4.2	4.8	7.7
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligations for the year				(6.7)	(14.0)	2.2
Difference between amortization of past service cost for the
year and actual plan amendments for the year				0.5	(0.4)	(0.8)

Total adjustment				(2.0)	(9.6)	9.1

Net pension cost				8.8	7.0	8.1
Curtailment/settlement of discontinued operations				–	1.3	0.8

Net pension cost including curtailment/settlement of discontinued operations				$8.8	$8.3	$8.9

The following components are combinations of the items presented above:
(amounts in millions)				2006	2005	2004

Expected return on plan assets				$(9.1)	$(7.8)	$(6.7)
Amortization of net actuarial loss				2.3	1.4	2.2
Amortization of past service costs				0.5	0.5	0.4

100 _ CAE ANNUAL REPORT 2006

With respect to the supplemental arrangements, the net pension cost is as follows:
(amounts in millions)	2006	2005	2004

Current service cost	$1.1	$0.8	$0.8
Interest cost on pension obligations	1.2	1.0	0.9
Net actuarial loss on benefit obligation	5.1	1.0	0.1

Pension cost before adjustments to recognize the long-term nature of plans	7.4	2.8	1.8

Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligation for the year	(5.0)	(1.0)	(0.1)

Net pension cost	2.4	1.8	1.7

Curtailment/settlement of discontinued operations	–	(0.4)	–

Net pension cost including curtailment/settlement of discontinued operations	$2.4	$1.4	$1.7

The following components are combinations of the items presented above:
(amounts in millions)	2006	2005	2004

Amortization of net actuarial loss	$0.1	$–	$–

Additional information on Canadian funded pension plan assets – weighted average asset allocations by asset category are as follows:

	Allocation of Plan Assets at
	Measurement Dates

Asset Category	December 31,	December 31,
	2005	2004

Equity securities	63%	63%
Fixed income securities	37%	37%

Total	100%	100%

     The target allocation percentage for equity securities is 63%, which includes a mix of Canadian, US and international equities, and for the fixed-income securities is 37%, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly and are rebalanced regularly. CAE, through its fund managers, is responsible for investing the assets so as to achieve return in line with underlying market indexes. The investment policy has been modified at the end of December 2005 to allow active management of Canadian equities, which represents approximately 33% of the fund.

     Netherlands Pension Plan assets are invested through an insurance company, and the asset allocation is approximately 75% in fixed income and 25% in equities.

Additional information on employer contributions:

		Funded Plan	Supplemental Arrangements

(amounts in millions)	Canadian	Foreign	Canadian	Foreign

Actual contribution – fiscal 2005	$6.7	$1.0	$0.8	$0.3
Actual contribution – fiscal 2006	10.6	0.9	1.4	0.3
Expected contribution – fiscal 2007 (unaudited)	9.7	0.8	1.1	0.3

Additional information about benefit payments expected to be paid in future years:
Year		Funded Plans	Supplemental Arrangements

(amounts in millions – unaudited)	Canadian	Foreign	Canadian	Foreign

2007	$10.1	$0.1	$1.1	$0.3
2008	10.6	0.2	1.1	0.3
2009	11.3	0.3	1.1	0.3
2010	12.0	0.3	1.1	0.3
2011	12.9	0.5	1.2	0.3
2012 – 2016	78.8	4.0	7.4	1.7

CAE ANNUAL REPORT 2006 _ 101

NOTE 21 — EMPLOYEE FUTURE BENEFITS (CONT’D)

Significant assumptions (weighted average):

		2006		2005

	Canadian	Foreign	Canadian	Foreign

Pension obligations as of March 31:
Discount rate	5.25%	4.15%	6.00%	4.15%
Compensation rate increases	3.50%	1.80%	4.50%	1.80%
Net pension cost:
Expected return on plan assets	6.50%	5.00%	6.50%	N/A
Discount rate	6.00%	4.15%	6.50%	N/A
Compensation rate increases	4.50%	1.80%	4.50%	N/A

     For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes on December 31 of each year.

     The most recent actuarial valuation of the pension plans for funding purposes was on December 31, 2004 for the Canadian employee funded plans. The next required valuation will be on December 31, 2007 for both funded plans.

The funded plan in the Netherlands and both supplemental arrangements are valued annually on December 31.

NOTE 22 — CUMULATIVE TRANSLATION ADJUSTMENT

The net change in the currency translation adjustment account is as follows:
(amounts in millions)	2006	2005

Balance at beginning of year	$(66.3)	$(12.1)
Effect of changes in exchange rates during the year:
On net investment in self-sustaining subsidiaries, net of taxes of $2.2, (2005 – ($2.3))	(47.0)	(57.1)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investments
in self-sustaining foreign subsidiaries, net of taxes of $0.9 (2005 – $2.3)	3.7	9.9
Portion included in income as a result of reductions in net investments
in self-sustaining foreign operations, net of taxes of ($0.3) (2005 – $4.9)	(5.6)	(7.0)

Balance at end of year	$(115.2)	$(66.3)

NOTE 23 — INVESTMENT TAX CREDITS

The Company is subject to a review by the taxation authorities in various jurisdictions. The determination of tax liabilities and investment tax credits (ITCs) recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management's best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million, of ITCs was recognized in net earnings and $0.4 million was recorded against deferred development costs. These amounts related to the results of reviews by the taxation authorities for fiscal years 2000 to 2002 and to Management's reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment basis, gross ITCs were recognized as follows: Simulation Products/Civil at $9.8 million, Simulation Products/Military at $4.4 million and discontinued operations at $1.9 million.

     The following table for fiscal 2005 provides the earnings from continuing operations before interest and income taxes amounts by segment, including and excluding ITC provisions reversed based on recent tax reviews:

	Including	Excluding
	ITC Provisions	ITC Provisions
(amounts in millions)	Reversed	Reversed

Simulation Products/Civil	$7.8	$(2.0)
Simulation Products/Military	26.4	22.0

	$34.2	$20.0

102 _ CAE ANNUAL REPORT 2006

NOTE 24 — RESTRUCTURING COSTS

In fiscals 2004 and 2005, the Company proceeded with three measures intended to restore its profitability, cash flows and return on investment. The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and were carried out during the first and second quarters of fiscal 2005.

     The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.

     The second initiative was designed to integrate a number of functions at certain European training centres. A restructuring charge of $1.8 million, mainly for severance and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, mostly paid during the second quarter of fiscal 2006.

     During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan (third initiative) aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which includes a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company's operations in Montreal and around the world, including some European and US training centres, and will be executed over 18 months. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was recorded in the results of the fourth quarter of fiscal 2005. During the fourth quarter of fiscal 2005, $13.9 million was paid, resulting in a balance of $10.6 million as at March 31, 2005. During fiscal 2006, $16.3 million was disbursed and additional expenses of $18.9 million were incurred resulting from, among other things, progress achieved in the Restructuring Plan in European Civil training centres.

The following table provides the restructuring charge for each reportable segment:

(amounts in millions)	2006	2005	2004

Simulation Products/Civil	$2.8	$7.6	$–
Simulation Products/Military	4.3	10.8	7.5
Training & Services/Civil	11.6	4.9	1.2
Training & Services/Military	0.2	1.2	0.6

	$18.9	$24.5	$9.3

The continuity of the restructuring provision is as follows:
	Employee
	Termination	Other
(amounts in millions)	Costs	Costs	Total

Costs charged to expenses	$8.7	$0.6	$9.3
Payments made	(8.2)	(0.5)	(8.7)

Balance of provision as at March 31, 2004	$0.5	$0.1	$0.6
Costs charged to expenses	20.8	3.7	24.5
Payments made	(12.1)	(1.8)	(13.9)

Balance of provision as at March 31, 2005	$9.2	$2.0	$11.2
Costs charged to expenses	12.6	6.3	18.9
Payments made	(9.3)	(7.6)	(16.9)
Foreign exchange	(0.5)	(0.1)	(0.6)

Balance of provision as at March 31, 2006	$12.0	$0.6	$12.6

CAE ANNUAL REPORT 2006 _ 103

NOTE 25 — VARIABLE INTEREST ENTITIES

The following table summarizes, by segment, the total assets and total liabilities of the significant variable interest entities (VIEs) in which the Company has a variable interest as at March 31:

		2006		2005

(amounts in millions)	Assets	Liabilities	Assets	Liabilities

Training and Services/Civil:
Sale and leaseback structures
Air Canada Training Centre – Fiscal 2000	$14.7	$14.7	$15.4	$15.4
Toronto Training Centre – Fiscal 2002	25.5	25.5	26.6	26.6
Denver/Dallas – Fiscal 2003	56.4	56.4	58.7	58.7
SimuFlite – Fiscal 2004	80.0	80.0	83.1	83.1
Amsterdam Training Centre – Fiscal 2002	–	–	44.1	40.8
North East Training Center – Fiscal 2006	28.4	28.4	–	–

	$205.0	$205.0	$227.9	$224.6
Less assets and liabilities:
Newly consolidated under AcG-15	–	–	44.1	40.8

Assets and liabilities of non-consolidated VIEs subject to disclosure	$205.0	$205.0	$183.8	$183.8

Training and Services/Military:
Sale and leaseback structures
Aircrew Training Centre – Fiscal 1998	$56.3	$45.9	$61.5	$53.1

Less assets and liabilities:
Newly consolidated under AcG-15	–	–	–	–

Consolidated assets and liabilities before allowing
for its classification as a VIE and the Company
being the primary beneficiary	$56.3	$45.9	$61.5	$53.1

Simulation Products/Military:
Partnership arrangements
Eurofighter Simulation Systems – Fiscal 1999	$221.5	$218.2	$245.3	$241.6

Less assets and liabilities:
Newly consolidated under AcG-15	–	–	–	–

Assets and liabilities of non-consolidated VIEs subject to disclosure	$221.5	$218.2	$245.3	$241.6

Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of the VIE resulted in an increase in total assets, total liabilities,

and shareholders' equity of $46.9 million, $43.7 million, and $3.2 million, respectively.
The detailed impact per balance sheet item is as follows as of January 1, 2005:
(amounts in millions)	Consolidated in Fiscal 2005

Assets
Property, plant and equipment	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion )	41.3
Future income tax liabilities	1.8

$43.7
Shareholders' Equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

     The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company's general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

104 _ CAE ANNUAL REPORT 2006

SALE AND LEASEBACK STRUCTURES

A key element of CAE's finance strategy to support the investment in its Civil and Military training and services business is the sale and leaseback of certain FFSs installed in the Company's global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback structure arrangement can be executed only after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner-participant.

     The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to simulators used in the Company's training centers for the military and civil aviation segments. These leases expire at various dates up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These SPEs are financed by secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the long-term debt of the SPEs.

     The Company's variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for two cases where, in the first instance, it is in the form of equity and subordinated loan and in the second instance, it is in the form of a cost-sharing construction agreement. In another case, the Company also provides administrative services to the SPE in return for a market fee.

     Some of these SPEs are VIEs, and the Company was the primary beneficiary for only one of them as at March 31, 2006. With respect to the year ended March 31, 2005, the Company also concluded that it was the primary beneficiary for two SPEs, of which, one was fully consolidated into the Company's Consolidated Financial Statements at March 31, 2005, even before allowing for its classification as a VIE and the Company being the primary beneficiary.

     The second entity was consolidated effective January 1, 2005. During fiscal 2006, the Company proceeded with the purchase of the assets from this VIE and repaid any related liability. Total payment made to settle the Amsterdam asset-backed financing lease amounted to y22.7 million previously recorded as the VIE's liability. As a result, as at March 31, 2006, the Company no longer has a variable interest in this second entity.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2006, the Company's maximum potential exposure to losses relating to these non-consolidated SPEs was $47.7 million ($49.4 million in 2005).

PARTNERSHIP ARRANGEMENTS

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the Military and Civil segments.

     The Company's involvement with entities, in connection with these partnership arrangements, is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangements. As at March 31, 2006 and 2005, the Company's maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

NOTE 26 — OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed through four segments:

(i)	Simulation Products/Civil: Designs, manufactures and supplies civil flight simulators, training devices and visual systems

(ii)	Simulation Products/Military: Designs, manufactures and supplies advanced military training products for air, land and sea applications

(iii)	Training & Services/Civil: Provides business and commercial aviation training and related services

(iv)	Training & Services/Military: Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions Due to this change, the corresponding items of segment information for earlier periods have been reclassified to conform to the new internal organization. The accounting policies of each segment are the same as those described in Note 1.

     The Company's operations were previously broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until the disposal of the latter segment in the fourth quarter of fiscal 2005.

CAE ANNUAL REPORT 2006 _ 105

NOTE 26 — OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

RESULTS BY SEGMENT

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings (loss) before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company's Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment's cost of sales.

(amounts in millions)		Simulation Products			Training & Services				Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Civil
External revenue	$257.0	$213.4	$193.0	$322.3	$306.8	$268.8	$579.3	$520.2	$461.8
Segment Operating Income	30.2	7.8	10.7	57.9	39.8	28.3	88.1	47.6	39.0
Depreciation and amortization
Property, plant and equipment	5.5	7.5	8.2	36.6	34.9	29.9	42.1	42.4	38.1
Intangible and other assets	5.8	4.6	5.5	6.7	10.4	10.4	12.5	15.0	15.9
Capital expenditures	5.7	10.9	13.4	87.5	100.6	68.3	93.2	111.5	81.7

Military
External revenue	$327.4	$278.9	$291.8	$200.5	$187.1	$184.8	$527.9	$466.0	$476.6
Segment Operating Income	27.7	26.4	28.5	19.1	20.8	23.1	46.8	47.2	51.6
Depreciation and amortization
Property, plant and equipment	6.1	8.7	8.7	4.3	4.0	4.5	10.4	12.7	13.2
Intangible and other assets	7.7	0.7	0.1	2.7	4.0	1.4	10.4	4.7	1.5
Capital expenditures	6.0	4.4	3.5	30.9	2.1	1.6	36.9	6.5	5.1

Total
External revenue	$584.4	$492.3	$484.8	$522.8	$493.9	$453.6	$1,107.2	$986.2	$938.4
Segment Operating Income	57.9	34.2	39.2	77.0	60.6	51.4	134.9	94.8	90.6
Depreciation and amortization
Property, plant and equipment	11.6	16.2	16.9	40.9	38.9	34.4	52.5	55.1	51.3
Intangible and other assets	13.5	5.3	5.6	9.4	14.4	11.8	22.9	19.7	17.4
Capital expenditures	11.7	15.3	16.9	118.4	102.7	69.9	130.1	118.0	86.8

CONSOLIDATED EARNINGS (LOSS) BEFORE INTEREST AND INCOME TAXES

The following table provides a reconciliation between total Segment Operating Income and earnings (loss) before interest and income taxes:

(amounts in millions)	2006	2005	2004

Total Segment Operating Income	$134.9	$94.8	$90.6
Foreign exchange gain on the reduction of the investment
in certain self-sustaining subsidiaries (a)	5.3	–	–
Impairment of goodwill, tangible and intangible assets (Note 4)	–	(443.3)	–
Restructuring charge (Note 24)	(18.9)	(24.5)	(9.3)
Other costs associated with the Restructuring Plan (b)	(15.1)	–	–

Earnings (loss) before interest and income taxes	$106.2	$(373.0)	$81.3

(a)	The Company reduced the capitalization of its certain self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the cumulative translation adjustment account was transferred to the Consolidated Statements of Earnings.

(b)	Since the beginning of fiscal year 2006, the Company has also incurred incremental costs related to its Restructuring Plan which are included in earnings (loss) according to GAAP. These costs are not included in the Segment Operating Income. A significant portion relates to the re-engineering of the Company's business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

106 _ CAE ANNUAL REPORT 2006

ASSETS EMPLOYED BY SEGMENT

CAE uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts, assets held for sale and assets of certain non-operating subsidiaries.

	As at March 31,	As at March 31,
(amounts in millions)	2006	2005

Simulation Products/Civil	$163.5	$167.1
Simulation Products/Military	225.2	280.7
Training & Services/Civil	833.8	762.6
Training & Services/Military	166.7	138.7

Total assets employed	1,389.2	1,349.1

Assets not included in assets employed	326.9	350.6

Total assets	$1,716.1	$1,699.7

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 19 countries. Sales are attributed to countries based on the location of customers.

(amounts in millions)	2006	2005	2004

Revenue from external customers
Canada	$100.1	$81.4	$109.8
United States	393.5	413.5	302.2
United Kingdom	80.2	85.3	86.5
Germany	143.4	110.2	129.8
Netherlands	104.6	56.8	51.2
Other European countries	51.2	81.1	102.0
Asia and Middle Eastern countries	173.0	69.5	79.1
Other countries	61.2	88.4	77.8

	$1,107.2	$986.2	$938.4

		As at March 31,	As at March 31,
(amounts in millions)		2006	2005

Property, plant and equipment, goodwill and intangible assets
Canada		$250.6	$195.7
United States		300.9	277.4
United Kingdom		77.3	81.7
Spain		84.2	98.3
Germany		30.1	12.5
Netherlands		113.1	135.4
Other European countries		66.2	74.2
Asia and Middle Eastern countries		24.3	19.8
Other countries		7.9	9.5

		$954.6	$904.5

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

Additional disclosures required under US GAAP have been provided in the accompanying consolidated financial statements and notes.

CAE ANNUAL REPORT 2006 _ 107

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

The reconciliation of net earnings (loss) in accordance with Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31
(amounts in millions, except per share amounts)	2006	2005	2004

Net earnings (loss) in accordance with Canadian GAAP	$64.9	$(199.9)	$64.0
Deferred development costs, net of tax expense (recovery) of $2.3
(2005 – ($2.2)), (2004 – ($1.2)) (A)	5.4	9.5	(2.5)
Deferred pre-operating costs, net of tax expense of $1.8
(2005 – $3.6), (2004 – $0.4) (B)	4.2	8.1	(0.1)
Derivative instruments, net of tax expense (recovery) of $2.6
(2005 – ($0.8)) (2004 – ($4.0)) (C)	5.3	(4.0)	(8.5)
Variable interest entities net of tax expense of $nil
(2005 – $0.5), (2004 – $2.5) (G)	–	0.6	5.3
Reduction of the net investment in self-sustaining operations (H)	(5.3)	–	–
Goodwill impairment on purchase of subsidiary in 2002,
net of tax recovery of $ 3.7 million (E)	–	(7.9)	–

Earnings (Loss) from continuing operations before cumulative
effect of accounting change – US GAAP	$74.5	$(193.6)	$58.2
Adjustment of discontinued operations in accordance with US GAAP (A,B,C,H)	–	(5.9)	(0.7)

Net earnings (loss) before cumulative effect of accounting change – US GAAP	74.5	(199.5)	57.5
Cumulative effect on prior years of accounting change (D) (G)	–	(0.6)	–

Net earnings (loss) for the year in accordance with US GAAP	$74.5	$(200.1)	$57.5

Basic and diluted (loss) earnings per share from continuing operations
in accordance with US GAAP	0.30	(1.21)	0.18

Basic and diluted results per share from discontinued operations
in accordance with US GAAP	0.02	0.40	0.07

Basic and diluted net earnings(loss) per share before cumulative effect
of accounting change in accordance with US GAAP	0.30	(0.81)	0.25

Basic and diluted net earnings (loss) per share in accordance with US GAAP	0.30	(0.81)	0.25

Dividends per common share	0.04	0.10	0.12

Weighted average number of common shares outstanding	249.8	247.1	233.2

(amounts in millions)	2006	2005	2004

Comprehensive income
Net earnings(loss) in accordance with US GAAP	$74.5	$(200.1)	$57.5
Change in accumulated minimum pension liability, net of taxes of $0.1
(2005 – $1.7) (2004 – $4.2) (J)	(0.1)	(4.2)	9.1
Change in foreign currency translation adjustments	(43.6)	(41.3)	(40.1)

Comprehensive income	$30.8	$(245.6)	$26.5

ACCUMULATED OTHER COMPREHENSIVE LOSS IN ACCORDANCE WITH US GAAP
		Change in
	Foreign Currency	accumulated
	translation	minimum
(amounts in millions)	adjustments	pension liability	Total

Closing balance – 2004	$(18.4)	$(14.4)	$(32.8)
Changes for the year – 2005	(41.3)	(4.2)	(45.5)

Closing balance – 2005	(59.7)	(18.6)	(78.3)
Changes for the year – 2006	(43.6)	(0.1)	(43.7)

Ending balance – 2006	$(103.3)	$(18.7)	$(122.0)

108 _ CAE ANNUAL REPORT 2006

The cumulative effect of these adjustments on the shareholders' equity of the Company is as follows:
(amounts in millions)				2006	2005

Shareholders' equity in accordance with Canadian GAAP				$675.3	$651.6
Deferred development costs, net of tax expense of $13.3 (2005 – $15.6) (A)				(13.0)	(18.4)
Deferred pre-operating costs, net of tax expense of $3.4 (2005 – $5.2) (B)				(6.6)	(10.8)
Derivative instruments, net of tax expense of $7.7 (2005 – $10.3) (C)				(17.2)	(22.5)
Minimum pension liability, net of tax expense of $8.4 (2005 – $8.3) (J)				(18.7)	(18.6)

Shareholders' equity in accordance with US GAAP				$619.8	$581.3

The consolidated balance sheets in accordance with US GAAP as at March 31, 2006 and March 31, 2005 are as follows:
(amounts in millions)	Notes		March 31, 2006		March 31, 2005

		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Cash and cash equivalents		$81.1	$81.1	$57.1	$57.1
Accounts receivable		260.3	260.3	255.7	255.7
Derivative instruments	C	–	5.5	–	9.1
Inventories		93.2	93.2	101.0	101.0
Prepaid expenses		25.2	25.2	17.8	17.8
Income taxes recoverable		75.7	75.7	58.5	58.5
Future income taxes		5.7	5.7	2.5	2.5
Current assets held for sale		–	–	5.8	3.4

		$541.2	$546.7	$498.4	$505.1

Property, plant and equipment, net		839.3	839.3	792.2	792.2
Future income taxes	A,B,C,E,G,J	78.2	110.6	101.0	140.9
Intangible assets	J	23.3	28.9	20.2	26.3
Goodwill		92.0	92.0	92.1	92.1
Other assets	A,B	136.2	100.8	138.3	91.4
Long-term assets held for sale		5.9	5.9	57.5	56.9

		$1,716.1	$1,724.2	$1,699.7	$1,704.9

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$373.7	$373.7	$312.8	$312.8
Deposits on contracts		146.4	146.4	93.5	93.5
Derivative instruments	C	–	30.9	–	42.3
Current portion of long-term debt due within one year		10.4	10.4	35.3	35.3
Future income taxes		14.5	14.5	19.6	19.6
Current liabilities related to assets held for sale	J	–	–	7.8	8.0

		$545.0	$575.9	$469.0	$511.5

Long-term debt		260.9	260.9	307.6	307.6
Deferred gains and other long-term liabilities	J	206.5	239.2	179.8	212.8
Future income taxes		28.4	28.4	38.3	38.3
Long-term liabilities related to assets held for sale		–	–	53.4	53.4

		$1,040.8	$1,104.4	$1,048.1	$1,123.6

Shareholders’ Equity
Capital stock	F,K	$389.0	$633.2	$373.8	$618.0
Contributed surplus		5.8	5.8	3.3	3.3
Retained earnings	A,B,C,D,E,F,G,H,K,	395.7	102.8	340.8	38.3
Currency translation adjustment	H,I	(115.2)	–	(66.3)	–
Accumulated other comprehensive loss	H,J	–	(122.0)	–	(78.3)

		$675.3	$619.8	$651.6	$581.3

		$1,716.1	$1,724.2	$1,699.7	$1,704.9

CAE ANNUAL REPORT 2006 _ 109

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

CONSOLIDATED STATEMENT OF CASH FLOWS

Under US GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented. The reconciliation of cash flows under Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31 (amounts in millions)	Note	2006	2005	2004

Cash flows from operating activities in accordance with Canadian GAAP		$238.3	$207.6	$5.7
Deferred development costs	A	(1.8)	(9.9)	(12.7)
Deferred pre-operating costs	B	(0.7)	(1.7)	(6.6)
Variable interest entities	G	–	5.6	13.7
Deferred pre-operating costs related to discontinued operations		–	(0.4)	(3.8)

Cash flows from operating activities in accordance with US GAAP		$235.8	$201.2	$(3.7)

Cash flows from investing activities in accordance with Canadian GAAP		$(157.4)	$131.6	$24.5
Deferred development costs	A	1.8	9.9	12.7
Deferred pre-operating costs	B	0.7	1.7	6.6
Deferred pre-operating costs related to discontinued operations		–	0.4	3.8

Cash flows from investing activities in accordance with US GAAP		$(154.9)	$143.6	$47.6

Cash flows from financing activities in accordance with Canadian GAAP		$(53.2)	$(337.3)	$17.8
Variable interest entities	G	–	(5.6)	(13.7)

Cash flows from financing activities in accordance with US GAAP		$(53.2)	$(342.9)	$4.1

RECONCILIATION ITEMS

A)	Deferred development costs

Under US GAAP, development costs are charged to expense in the period incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between US GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

B)	Deferred pre-operating costs

Under US GAAP, pre-operating costs are charged to expense in the period incurred. Under Canadian GAAP, the amounts are deferred and amortized over 5 years based on the expected period and pattern of benefit of the deferred expenditures. The difference between US GAAP and Canadian GAAP represents the gross pre-operating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

C)	Derivative financial instruments

Under Canadian GAAP, the Company recognizes the gains and losses on forward contracts entered into for hedging purposes in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Under US GAAP, all derivatives (including embedded derivatives in purchase and sale contracts) are recorded on the consolidated balance sheet at fair value. Realized and unrealized gains and losses resulting from the valuation of derivatives at market value are recognized in net (loss) earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of SFAS 133, 138 and 149.

D)	Adjustments for changes in accounting policies

Under US GAAP, the cumulative effect of certain accounting changes had to be included in earnings (loss) in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

E)	Goodwill impairment on purchase of subsidiary

Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded in fiscal 2002 as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under US GAAP, this gain was recorded in earnings. In fiscal 2005, Management performed a comprehensive review of current performance and strategic orientation of its business units, which led to the review of the carrying amount of certain assets such as the goodwill of Schreiner (Note 4). Accordingly an additional impairment charge of $7.9 million (net of tax of $3.7 million) was recorded in earnings as per US GAAP.

F)	Reduction in stated capital

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under US GAAP, the reduction of stated capital would not be permitted.

G)	Variable interest entities

The Company enters into sale and leaseback arrangements with special purposes entities (SPEs) relating to simulation equipment used in the Company's training centre. Prior to the adoption of FASB Interpretation (“FIN”) No. 46 ''Consolidation of Variable Interest Entities'', the Company was consolidating SPEs for which legal stated capital represented less than 3% of their assets. Under those rules, three SPEs were consolidated.

110 _ CAE ANNUAL REPORT 2006

     In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin ('ARB No. 51”) Consolidated Financial Statements to those entities defined as Variable Interest Entities, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

     In December 2003, the FASB revised FIN No.46 to make certain technical corrections and address certain implementation issues that had arisen. FIN No.46R provides a new framework for identifying Variable Interest Entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. The Company was required to replace FIN No. 46 provisions with FIN No. 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2005. As a foreign private issuer, the company applied the provisions of FIN 46R to entities created before February 1, 2003, starting April 1, 2004. The Company adopted FIN No. 46R on April 1, 2004.

     Upon adoption, by the Company, of FIN No. 46R, the Company concluded that two out of the three SPEs that were consolidated under the old rules were no longer required to be consolidated. The impact on CAE's net earnings of the deconsolidation was $0.6 million.

     A similar accounting standard under Canadian GAAP, AcG 15 – Consolidation of Variable Interest Entities, has been adopted by the Company on January 1, 2005. Due to a different application date between Canadian and US GAAP, the Company had to record in fiscal 2005 a decrease of $0.6 million (net of taxes of $0.5 million) in its net earnings as per US GAAP.

     In fiscal 2006, CAE decided to repurchase the asset (simulator) included in the consolidated VIE therefore no need for consolidation anymore in CAE's Consolidated Financial Statements. Variable interest entities will not be a difference anymore between Canadian and US GAAP on a going forward basis.

H)	Foreign currency translation adjustment

Under US GAAP, foreign currency translation adjustment is included as a component of ''Comprehensive income''. Under Canadian GAAP, the concept of comprehensive income is not yet applicable for the Company, and the currency translation adjustment is included as a component of ''Shareholders' Equity''. In fiscal 2006, the Company transferred to consolidated earnings (loss) an amount of $5.3 million (2005 – $6.6 million, included in discontinued operations) as a result of reductions in net investments in self-sustaining foreign operations. Under US GAAP the reduction in currency translation adjustment account would not be permitted.

I)	Comprehensive income

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders' equity but are not related to share capital or net earnings, which, for the Company, comprises currency translation adjustments and change in minimum pension liability. Under Canadian GAAP, the requirement to report comprehensive income will be applicable for the Company only in fiscal 2008 with the adoption of section 1530 ''Comprehensive Income''.

J)	Minimum pension liability

Under US GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the Consolidated Balance Sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of additional minimum liability does not currently exist under Canadian GAAP.

K)	Share issue costs

Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. Under US GAAP, these costs were recorded as a reduction of capital stock.

ACCOUNTING CHANGES

Accounting for stock-based compensation

Prior to April 1, 2003, CAE had elected to measure stock-based compensation using the intrinsic value base method of accounting. In that instance, however, under SFAS 123, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share using the fair value method of accounting for stock-based compensation granted prior to April 1, 2003.

Pro forma net earnings (loss) and pro forma basic and diluted net earnings (loss) per share are presented below:

(amounts in millions, except per share amounts)	2006	2005	2004

Net (loss) earnings, as reported per US GAAP	$74.5	$(200.1)	$57.5
Additional compensation expense recorded	2.5	2.0	1.3

Net earnings (loss) before the effect of Stock-based compensation	77.0	(198.1)	58.8

Pro forma impact	(4.2)	(6.4)	(6.0)

Pro forma net earnings (loss)	72.8	(204.5)	52.8

Pro forma basic and diluted net earnings (loss) per share	0.29	(0.83)	0.23

CAE ANNUAL REPORT 2006 _ 111

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

Exchanges for Non-Monetary Assets

In 2004, the Financial Accounting Standards Board issued FAS 153, Exchanged of Non-Monetary Assets. FAS 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions, and requires that all non-monetary exchanges be accounted for at fair value except for the exchanges of non-monetary assets that do not have commercial substance. The Company is required to apply FAS 153 to all non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. However, this standard is similar to related Canadian standard regarding non-monetary transactions which was adopted by the Company for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. As a consequence, FAS 153 was adopted early, as permitted by the guideline, and had no material impact on the Company's consolidated financial statements.

Accounting for Changes and Error

In 2005, the Financial Accounting Standards Board issued FAS 154, Accounting Changes and Error, FAS 154 replace APB Opinion No. 20, Accounting Changes, This statement requires, unless impracticable, retrospective application to prior periods’ financial statements of changes in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle, FAS 154 was adopted and had no material impact on the Company’s consolidated financial statements.

Conditional Asset Retirement Obligations

In 2005, FASB also issued FASB Interpretations (FIN) 47 which clarifies the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. The term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted this interpretation for the year ending March 31, 2006. The adoption of this interpretation had no material impact on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities

In fiscal 2004, the Company adopted SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 had no impact on CAE's financial position.

RECENT ACCOUNTING DEVELOPMENTS

Stock- based compensation

FASB has issued a revision to FAS 123 Accounting for Stock-Based Compensation, which supersedes APB 25 and the related implementation guideline. The principal amendments require companies to recognize the costs of providing stock options to employees based on the fair value of the options at the grant date. The obligations to pay cash to employees based on the Company's share price must be recorded at fair value using an option pricing model. The Company is still evaluating the impact of this new standard on its consolidated financial statements as the effective date for public companies has been deferred to annual, rather than interim, periods that begin after June 15, 2005.

ADDITIONAL DISCLOSURES
Additional disclosures required under US GAAP are as follows:
i) Statements of earnings
For the years ended March 31
(amounts in millions)		2006		2005		2004

	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Revenues from sales of simulators	$584.4	$584.4	$492.3	$489.4	$484.8	$463.0
Revenues from sales of training
and services	$522.8	$522.8	$493.9	$493.9	$453.6	$453.6
Cost of sales from simulators	$318.6	$308.6	$305.9	$306.8	$310.4	$309.4
Cost of sales from training
and services	$346.1	$342.4	$292.7	$277.4	$249.3	$246.2
Research and development
expenses	$95.8	$87.9	$93.5	$100.8	$81.0	$84.6
Rental expenses	$80.5	$80.5	$94.0	$94.0	$91.9	$79.0
Selling, general and
administrative expenses	$131.3	$131.3	$105.2	$105.2	$115.3	$115.3
Impairment charges	$–	–	$443.3	$440.4	$ –	$ –
Interest expense	$16.2	$15.9	$32.1	$33.9	$22.4	$22.2

112 _ CAE ANNUAL REPORT 2006

ii) Balance sheet
Accounts payable and accrued liabilities on a Canadian GAAP basis are presented below:
As at March 31
(amounts in millions)		2006	2005

Accounts payable trade		$133.6	$93.0
Contract liabilities		88.7	90.1
Income tax payable		2.5	7.7
Other accrued liabilities		148.9	122.0

Accounts payable and accrued liabilities		$373.7	$312.8

Accounts receivable from government amounted to $68.9 million as of March 31, 2006 (2005 – $52.4 million).
iii) Income taxes
The components of earnings from continuing operations and income taxes on a Canadian GAAP basis are as follows:
For the years ended March 31
(amounts in millions)	2006	2005	2004

Earnings before income taxes and other items
Canada	$(16.8)	$(87.0)	$(13.8)
Other countries	106.8	(318.1)	72.7

	$90.0	$(405.1)	$58.9

Current income taxes
Canada	$4.2	$(1.8)	$1.8
Other countries	8.9	15.3	12.6

	$13.1	$13.5	$14.4

Future income taxes
Canada	$(6.1)	$(25.8)	$(6.9)
Other countries	12.1	(88.1)	4.0

	$6.0	$(113.9)	$(2.9)

Income tax provision	$19.1	$(100.4)	$11.5

vi) Product Warranty Costs

The Company has warranty obligations in connection to the sale of its civil and military simulators. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company's accrued warranty liability as at March 31, are as follows:

(amounts in millions)	2006	2005

Accrued warranty liability at beginning of year	$5.3	$6.6
Warranty settlements during the year	(4.1)	(5.5)
Warranty provisions	6.9	3.9
Adjustments for changes in estimates	2.7	0.3

Accrued warranty obligations at the end of the year	$10.8	$5.3

CAE ANNUAL REPORT 2006 _ 113

NOTE 27 — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

v) Pension

Obligations and funded status:

     The accumulated benefit obligation (ABO) for all pension plans was $177.4million for March 31, 2006 and $158.5 million for March 31, 2005. At these dates, all plans had accumulated benefit obligation in excess of plan assets.

As at March 31
Before taxes (amounts in millions)	2006	2005

Minimum Liability	$32.8	30.4
Balance – fiscal year end:
Additional liability	$32.6	33.2
Intangible Assets	$(5.6)	(6.1)

Accumulated Net Additional Liability	$27.0	27.1

Change in Accumulated Net Additional Liability	$(0.1)	6.1

vi) Impairment of goodwill, tangible and intangible assets

During fiscal 2005, the Company recorded an impairment charge of $443.3 million. For US GAAP purposes the impairment will be different has the company expenses development and pre-operating costs when incurred and because the carrying amount of goodwill is different for Canadian and US GAAP (Refer to E).

     Accordingly, the Company recorded a $440.4 million impairment charge for US GAAP purposes, virtually all related to its Civil business, detailed as follows:

(amounts in millions)	2005

Goodwill	$216.8
Customer relations	86.7
Trades names	20.4
Property, plant and equipment (simulators)	78.4
Inventories	33.3
Other assets	4.8

$440.4

NOTE 28 — COMPARATIVE FINANCIAL STATEMENTS

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

114 _ CAE ANNUAL REPORT 2006

BOARD OF DIRECTORS		OFFICERS
Lynton R. Wilson, O.C. [1,2,4]	Paul Gagné [3]	Lynton R. Wilson
Chairman of the Board	Corporate Director	Chairman of the Board
CAE Inc.	Montreal, Quebec
Oakville, Ontario		Robert E. Brown
	The Honourable	President and Chief Executive Officer
Brian E. Barents [2]	James A. Grant, P.C., C.M., Q.C. [1,2]
Corporate Director	Partner	Donald W. Campbell
Andover, Kansas	Stikeman Elliott LLP	Group President
	Montreal, Quebec	Military Simulation and Training
Robert E. Brown [1]
President and Chief Executive Officer	James F. Hankinson [3,4]	Marc Parent
CAE Inc.	President and Chief Executive Officer	Group President
Westmount, Quebec	Ontario Power Generation Inc.	Simulation Products
Toronto, Ontario
John A. (Ian) Craig [3]		Jeff Roberts
Business Consultant	E. Randolph (Randy) Jayne II [2]	Group President
Ottawa, Ontario	Senior Partner	Civil Training and Services
Heidrick & Struggles International Inc.
Richard J. Currie, O.C.C. [3]	McLean, Virginia	Guy Blanchette
Chairman of the Board		Vice President and Treasurer
BCE Inc. and Bell Canada	Robert Lacroix, O.C., Ph.D [4]
Toronto, Ontario	Professor, Economics	Éric Gemme
	Université de Montréal	Vice President and Corporate Controller
H. Garfield Emerson, Q.C., ICD.D [4]	Montreal, Quebec
National Chairman		Hartland J. A. Paterson
Fasken Martineau DuMoulin LLP	James W. McCutcheon, Q.C. [3]	Vice President, Legal
Toronto, Ontario	Counsel and Corporate Director	General Counsel and Corporate Secretary
Toronto, Ontario
Anthony S. Fell, O.C. [4]		Alain Raquepas
Chairman	Lawrence N. Stevenson [2]	Vice President, Finance and
RBC Dominion Securities Inc.	President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario	Pep Boys Inc.
Toronto, Ontario
[1] Member of the Executive Committee
[2] Member of the Compensation Committee
[3] Member of the Audit Committee
[4] Member of the Governance Committee

CAE ANNUAL REPORT 2006 _ 115

SHAREHOLDER AND INVESTOR INFORMATION

CAE SHARES	DUPLICATE MAILINGS	TRADEMARKS
CAE’s shares are traded on the Toronto	To eliminate duplicate mailings by	Trademarks and/or registered trademarks
Stock Exchange (TSX) under the symbol	consolidating accounts, registered	of CAE Inc. and/or its affiliates include
“CAE” and on the New York Stock	shareholders must contact Computershare	but are not limited to CAE, CAE & Design,
Exchange (NYSE) under the symbol “CGT”.	Trust Company of Canada; non-registered	CAE Simfinity, CAE STRIVE, CAE Tropos,
shareholders must contact their brokers.	CAE Medallion, CAE NeTTS and Terra Vista.
TRANSFER AGENT AND REGISTRAR	All other brands and product names are
Computershare Trust Company of Canada	INVESTOR RELATIONS	trademarks or registered trademarks of
100 University Avenue, 9th Floor	Quarterly and annual reports as well as	their respective owners. All logos, tradenames
Toronto, Ontario M5J 2Y1	other corporate documents are available on	and trademarks referred to and used herein
Tel.: (514) 982-7555 or 1 800 564-6253	our website at www.cae.com. These	remain the property of their respective
(toll free in Canada and the US)	documents can also be obtained from our	owners and may not be used, changed,
www.computershare.com	Investor Relations department:	copied, altered, or quoted without the
written consent of the respective owner.
DIVIDEND REINVESTMENT PLAN	Investor Relations	All rights reserved.
Canadian resident registered shareholders	CAE Inc.
of CAE Inc. who wish to receive dividends	8585 Côte-de-Liesse	CORPORATE GOVERNANCE
in the form of CAE Inc. common shares	Saint-Laurent, Quebec H4T 1G6	The following documents pertaining to
rather than a cash payment may participate	Tel.: 1 866 999-6223	CAE’s corporate governance practices may
in CAE’s dividend reinvestment plan. In	investor.relations@cae.com	be accessed either from CAE’s website
order to obtain the dividend reinvestment	(www.cae.com) or by request from the
plan form, please contact Computershare	Version française	Corporate Secretary:
Trust Company of Canada.	Pour obtenir la version française du rapport	-	Board and Board Committee mandates
annuel, s’adresser à	-	Position descriptions for the Board Chair,
DIRECT DEPOSIT DIVIDEND	investisseurs@cae.com.	the Committee Chairs and the Chief
Canadian resident registered shareholders	Executive Officer
of CAE Inc. who receive cash dividends	2006 ANNUAL MEETING	-	CAE’s Code of Business Conduct, and the
may elect to have the dividend payment	The Annual and Special Meeting of	Board Member’s Code of Conduct
deposited directly to their bank accounts	Shareholders will be held at 10:30 a.m.	-	Corporate Governance Guideline.
instead of receiving a cheque. In order to	(Eastern Time), Wednesday, June 21, 2006	Most of the New York Exchange’s (NYSE)
obtain the direct deposit dividend form,	at Le Windsor, 1170 Peel Street, Montreal,	corporate governance listing standards are not
please contact Computershare Trust	Quebec. The meeting will also be webcast	mandatory for CAE. Significant differences
Company of Canada.	live on CAE’s website, www.cae.com.	between CAE’s practices and the requirements
applicable to US companies listed on the
AUDITORS	NYSE are summarized on CAE’s website. CAE
PricewaterhouseCoopers LLP	is otherwise in compliance with the NYSE
Chartered Accountants	requirements in all significant respects.
Montreal, Quebec

116 _ CAE ANNUAL REPORT 2006

FORWARD-LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements under the Private Securities Litigation Reform Act of 1995 and Canadian securities regulations. These include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates. Such statements are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The results or events predicted in these forward-looking statements may differ materially from actual results or events. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2005, filed with the Canadian securities commissions and the US Securities and Exchange Commission, as updated in CAE’s fiscal 2006 MD&A, dated May 17, 2006, and the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2006 once it is also so filed. Any forward-looking statements made in this annual report represent our expectations as of May 17, 2006, and accordingly, are subject to change after such date. We disclaim any intention or obligation to update any forward-looking statements.

PROXY INFORMATION CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 21, 2006

Take notice that the Annual and Special Meeting of the Shareholders of CAE Inc. (the “Corporation”) will be held at Le Windsor, 1170 Peel Street, Montreal, Quebec on Wednesday, the 21st day of June, 2006, at 10:30 a.m. (Eastern Time) for the following purposes:

1)	to receive the consolidated financial statements for the year ended March 31, 2006, together with the auditors’ report thereon;

2)	to elect Directors;

3)	to appoint auditors and authorize the Directors to fix their remuneration;

4)	to consider and, if deemed appropriate, adopt a resolution (see “Special Business of the Meeting” in the accompanying Proxy Information Circular) renewing the shareholder protection rights plan agreement, a summary of which is set forth in Appendix B to the accompanying Proxy Information Circular; and

5)	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Montreal with the Corporation or Computershare Trust Company of Canada, as agent for the Corporation, not later than 10:30 a.m. (Eastern Time) on June 20, 2006.

DATED at Montreal, this 17th day of May, 2006.

By Order of the Board, Hartland J. A. Paterson Vice President, Legal, General Counsel and Corporate Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed postage-paid envelope.

3.	Solicitation of Proxies

3.	Appointment and Revocation of Proxies

3.	Voting of Proxies

3.	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

4.	Voting Shares and Principal Holders Thereof

4.	Shareholders Entitled to Vote

4.	Election of Directors

10	Appointment of Auditors

10	Special Business of the Meeting

11	Report on Executive Compensation

11	Compensation Philosophy

11	Review and Approval

11	Base Salary

11	Annual Short-Term Incentive Awards

11.	Long-Term Incentive Awards

12.	Stock Options

13.	Long Term Incentive Deferred Share Unit Plans

13.	Fiscal 2004 Plan

13.	Fiscal 2005 Plan

13.	Restricted Share Unit Plan

14.	Deferred Share Unit Plan

14.	Executive Share Ownership Policy

14.	Determination of the President and Chief Executive Officer’s Compensation

14.	Short-Term Incentive Awards Program

14.	Long-Term Incentive Awards Program

14.	Indebtedness of Directors and Management

15.	Human Resources Committee Interlocks and Insider Participation

15.	Performance Graph

16.	Executive Compensation

16.	Summary Compensation Table

18.	Pension Benefits

19.	Agreements with Executive Officers

19.	Compensation of Directors

20.	Directors’ and Officers’ Liability Insurance

20.	Interest of Informed Persons in Material Transactions

20.	Management Contracts

20.	Auditor Independence

21.	Other Matters

21.	Shareholder Proposals

21.	General Information

22.	Appendix A – Statement of Corporate Governance Practices

28.	Appendix B – Summary of the Principal Terms of the Rights Plan

32.	Appendix C – Rights Plan Resolution

33.	Appendix D – CAE Inc. Board Mandate

CAE / PROXY INFORMATION CIRCULAR

Unless otherwise indicated, the information in this Information Circular is given as of April 30, 2006, and all dollar references are in Canadian dollars.

SOLICITATION OF PROXIES

This Proxy Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of CAE Inc. (“CAE” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers and Directors of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Directors of the Corporation. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:30 a.m. (Eastern Time) on June 20, 2006. A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and delivered to the Corporation’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the accompanying form of proxy will vote or withhold from voting the common shares in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and for the authorization of the Directors to fix their remuneration; and (c) FOR the resolution to approve the renewal of the Shareholder Protection Rights Plan Agreement.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

     Shareholders who are unable to attend the annual and special meeting in person may vote by proxy in one of four ways: by telephone, by mail, on the Internet or by appointing another person to attend and vote at the Meeting on their behalf. However, certain shareholders must vote their proxy by mail. Refer to the enclosed form of proxy for instructions.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

We offer our shareholders the opportunity to view proxy information circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports and quarterly reports through the Internet.

3

CAE / PROXY INFORMATION CIRCULAR

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are 250,719,030 outstanding common shares of the Corporation as of April 30, 2006. Each shareholder is entitled to one vote for each common share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of May 1, 2006, the date (the “Record Date”) fixed for determining shareholders entitled to receive notice of the Meeting.

     To the knowledge of the Directors and officers of the Corporation, there are no persons who beneficially own or exercise control or direction over common shares carrying more than 10% of the voting rights attached to common shares of the Corporation other than Fidelity Management & Research Company.

SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of common shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

ELECTION OF DIRECTORS

Under the articles of the Corporation, the Board of Directors may consist of a minimum of three (3) and a maximum of twenty-one (21) Directors. The Directors are to be elected annually as provided in the Corporation’s by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at thirteen (13).

     The following table states the name of each person proposed to be nominated for election as a Director, all other positions and offices with the Corporation now held by him, if any, his principal occupation or employment, the period of service as a Director of the Corporation and the number of common shares and deferred share units of the Corporation beneficially owned by him or over which he exercises control or direction as of the date hereof.

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1	“Independent” refers to the standards of independence established under Section 2 of the New York Stock Exchange Corporate Governance Rules, Section 301 of the Sarbanes- Oxley Act of 2002 and Section 12.2 of Canadian Securities Administrators’ National Instrument 58-101.

2	“Common Shares” refers to the number of common shares beneficially owned, or over which control or direction is exercised by the Director.

3	“DSUs” refers to the number of deferred share units held by the Director.

4	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on each of April 30, 2006 ($9.20) and May 12, 2005 ($5.78) respectively, times the number of common shares and DSUs held as of such dates.

5	All Directors are required to acquire an equity position in the Corporation of a minimum of 20,000 Common shares and/or DSUs. Directors must take compensation in DSUs until the minimum threshold is met (see “Compensation of Directors”).

6	Mr. Brown also holds 1,000,000 options to acquire common shares of the Corporation and as President & CEO has a higher share/DSU ownership target than an independent Director. Mr. Brown joined the Board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003, to help manage the financial crisis in which that company found itself. From May 31, 2004 until on or about June 21, 2005, Mr. Brown, as a Director of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) was prohibited from trading in the securities of NNC and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (or OSC) and certain other provincial securities regulators in connection with the delay in the filing of certain of their financial statements. Mr. Brown, again as a Director of NNC and NNL, is currently subject to an April 10, 2006 OSC management cease trade order prohibiting all of the current directors of NNC and NNL, as well as certain other insiders, from trading in securities of NNC and NNL until two business days following the receipt by the OSC of all Nortel filings required pursuant to Ontario securities laws. On March 27, 2006, the Quebec Securities Commission issued a similar order applicable to Mr. Brown and other NNC and NNL management and Directors.

7	From May 31, 2004 until on or about June 21, 2005, Mr. Wilson, as a Director and Chairman of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) was prohibited from trading in the securities of NNC and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (or OSC) and certain other provincial securities regulators in connection with the delay in the filing of certain of their financial statements.

8	From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements. Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favor of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her common shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

     Any nominee for Director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election shall tender his or her resignation to the Chairman of the Governance Committee following certification of the shareholder vote.

     The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject it. The Board will act following the Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board’s decision will be publicly disclosed.

APPOINTMENT OF AUDITORS

The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Quebec (“PwC”) be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the Directors of the Corporation be authorized to fix their remuneration. PwC was first appointed as auditors of the Corporation in 1991.

SPECIAL BUSINESS OF THE MEETING

The Corporation is a party to a shareholder protection rights plan agreement with Computershare Trust Company of Canada, as rights agent, dated March 7, 1990, as subsequently amended (the “Rights Plan”). The Rights Plan will expire unless the shareholders vote at the Meeting to continue its operation. The Board of Directors has determined to recommend renewing the existing Rights Plan on identical terms. At the Meeting, shareholders will be asked to consider and vote to approve the renewal of the Rights Plan, a summary of which is set forth in Appendix B hereto. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Corporation at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 (telephone number [514] 734-5779 and facsimile number [514] 340-5530). Capitalized terms used in such summary without express definition have the meanings ascribed thereto in the Rights Plan.

     The Rights Plan will continue in effect only if it is approved by ordinary resolution of the holders of common shares of the Corporation at the Meeting. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth in Appendix C hereto. If not so approved, the Rights Plan will terminate and the rights issued under it will be void.

The Board of Directors of the Corporation recommends that shareholders vote in favour of the Rights Plan Resolution.

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REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

Much of CAE’s success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The cornerstone to the executive compensation program is a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are to:

1.	attract, retain and motivate qualified executives;

2.	align the interests of executives with those of the shareholders;

3.	foster teamwork and entrepreneurial spirit;

4.	establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance; and

5.	integrate compensation with the development and successful execution of strategic and operating plans.

REVIEW AND APPROVAL

The Human Resources Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee.

BASE SALARY

The base salaries of the executives of the Corporation are competitive with like positions in other corporations with similar characteristics including the industry, revenues, assets and geographic location of operations. An executive’s salary is generally targeted at a specific range around the median level, as determined by a variety of surveys conducted by independent professional compensation consultants, and supplemented by other sources of information. Such salary, however, will vary depending on the individual’s performance, level of experience and years of service.

ANNUAL SHORT-TERM INCENTIVE AWARDS

The short-term incentive awards for executives of the Corporation are designed to recognize the Corporation’s consolidated financial performance, reporting segment financial performance and individual achievements. At the beginning of each fiscal year, financial performance targets, based in large measure in fiscal 2006 (“FY2006”) and onwards on economic value added, and individual objectives are established. Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive’s base salary. The bonus as a percentage of salary varies by the level of the executive with target awards ranging from 8% for the lowest eligible position to 100% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and objectives. For FY2006, short-term incentive awards were paid to certain executives in the first quarter of fiscal 2007 for meeting financial and individual objectives.

LONG-TERM INCENTIVE AWARDS

The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. These awards are considered annually as part of the total compensation review. The value of the long-term incentive award varies by the level of the executive ranging from a low of 20% for the lowest eligible position to a maximum of 350% of base salary for the President and Chief Executive Officer.

     In fiscal 2004 (“FY2004”), the long-term incentive program was changed to reduce the use of stock options with the introduction of long-term incentive deferred share units (see “Long Term Incentive Deferred Share Unit Plans”). The value of the long-term incentive awards was allocated equally between these two components.

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     In fiscal 2005 (“FY2005”), the Board approved additional changes to the Corporation’s structure of long-term incentive compensation, further reducing the use of stock options. The changes restricted the number of executives entitled to receive stock options to approximately 30 (being the most senior executives) and added a performance-based Restricted Share Unit (“RSU”) (see description below). The Board also modified the existing Long Term Incentive Deferred Share Unit Plan to create a new version of such units (LTUs). In FY2006, the most senior executives received long-term compensation awards allocated in value equally between stock options, LTUs and RSUs. All other management entitled to long-term incentive awards will be allocated 20% LTUs and 80% RSUs.

STOCK OPTIONS

The number of options issued to each executive varies as a percentage of the executive’s base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Employee Stock Option Plan (“ESOP”), the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During FY2006, stock options were granted to certain officers of the Corporation and key executives of its subsidiaries. The amount of outstanding options as well as the other elements of the long-term incentive program are taken into account by the Human Resources Committee in determining how many new options may be granted in a fiscal year. The Corporation expenses the cost of stock option grants.

     As of March 31, 2006 the ESOP provides for the issuance of a maximum of 9,162,886 common shares upon exercise of options granted under it. Options issued under the ESOP have a term of six years and vest and are exercisable at 25% per year commencing one year after the date of grant.

     Except as set forth below, no CAE options may be exercised unless the optionee is at the time of exercise an employee of the Corporation or one of its subsidiaries and has served continuously in such capacity since the date of the grant of the options. Each option shall, during the optionee’s lifetime, be exercisable only by the optionee. Options are not transferable or assignable otherwise than by will or by operation of estate law.

     If an optionee should die while an employee of the Corporation or one of its subsidiaries, any option held by the optionee may be exercised, if the optionee was entitled to do so at the time of death, by the person to whom the optionee’s rights under the option shall pass by the optionee’s will or by operation of estate law. Any exercise of such option shall be subject to all terms and conditions of the ESOP.

     If an optionee retires from the Corporation or one of its subsidiaries in accordance with the applicable retirement policies, unvested options held by such optionee shall, subject to the terms of the ESOP, continue to vest following the retiree’s retirement date. Such an optionee shall be entitled to (a) exercise any vested options held as of the retirement date until the termination date for each such option; and (b) exercise any options vesting after the retirement date only during the 30-day period following the vesting date of such options, after which time any such options which remain unexercised shall expire.

     If an optionee ceases to serve the Corporation or a subsidiary as an employee otherwise than by reason of death or retirement, options held by the optionee terminate once he or she leaves such service.

     The Human Resources Committee may, with respect to any option, in its discretion, waive, amend or vary the requirements set forth above. Except where required by law or other applicable regulations, shareholder approval is not required for such amendments.

EQUITY COMPENSATION PLAN INFORMATION
				NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN 1ST COLUMN)

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES			PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES
			WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS

Equity compensation
plans approved by
shareholders	6,347,235	3.65%	$7.66	2,815,651	1.12%

The Corporation’s only equity compensation plan is its ESOP, which was approved by its shareholders.

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LONG TERM INCENTIVE DEFERRED SHARE UNIT PLANS

FISCAL 2004 PLAN

In FY2004 the Corporation adopted a Long Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives and managers of the Corporation and its subsidiaries. The FY2004 LTUP partially replaced the grant of options under the Corporation’s ESOP, thereby ensuring that CAE management’s long-term incentive compensation included an element directly based on the market performance of CAE common shares. Determination of the number of Long Term Incentive Deferred Share Units (“FY2004 LTUs”) to be granted to a participant were made by dividing the dollar value of the FY2004 LTU grant by the market price of CAE common shares on the TSX upon the date of grant approval.

     A FY2004 LTU is equal in value to one common share of the Corporation. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. The FY2004 LTU grants vest in 25% increments over four years, commencing one year after the date of grant. Upon termination of their employment for reasons of long-term disability, involuntary termination, retirement or death, eligible FY2004 LTUP participants with vested FY2004 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares. On voluntary termination, participants forfeit all amounts vested under the FY2004 LTUP.

FISCAL 2005 PLAN

While the grants of FY2004 LTUs remain in effect, the FY2004 LTUP has been replaced for succeeding years by the Long Term Incentive Deferred Share Unit Plan – FY2005 (“FY2005 LTUP”) adopted in May 2004. The Long Term Incentive Deferred Share Units (“FY2005 LTUs”) are granted to a participant on the same basis as the FY2004 LTUs and are valued the same way.

     An FY2005 LTU grant will vest in 20% increments over five years, commencing one year after the date of grant. Upon termination of their employment, eligible FY2005 LTUP participants with vested FY2005 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares.

RESTRICTED SHARE UNIT PLAN

In May 2004, the Corporation adopted a performance-based Restricted Share Unit Plan (“RSUP”) for executives and managers of the Corporation and its subsidiaries. The RSUP partially replaced the grant of options under the Corporation’s ESOP as well as LTUP grants, thereby ensuring that CAE management’s long-term incentive compensation includes an element directly based on the market performance of CAE common shares. Determination of the number of performance-based RSUs to be granted to a participant is made by dividing the dollar value of the RSU grant by the market price of CAE common shares on the TSX upon the date of grant approval.

     A performance-based RSU is equal in value to one common share of the Corporation. RSUs granted pursuant to this Plan vest after three years from the date RSUs are granted as follows:

1.	100% of the units, if CAE common shares have appreciated at least 33% (10% annual compounded growth) during that timeframe; or

2.	50% of the units, if CAE common shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% during that timeframe.

No RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. No proration in the vesting percentage of RSUs occurs for any appreciation of the market value of CAE common shares of between 24% and 33% during the specified timeframe. RSUP participants with vested performance-based RSUs are entitled to receive the fair market value of the equivalent number of CAE common shares after the three-year term of each grant.

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DEFERRED SHARE UNIT PLAN

The Corporation has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of Deferred Share Units (“DSUs”). The Plan is intended to enhance the Corporation’s ability to promote a greater alignment of interests between executives and the shareholders of the Corporation. A DSU is equal in value to one common share of the Corporation. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The DSUs also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of CAE common shares.

EXECUTIVE SHARE OWNERSHIP POLICY

Under the Corporation’s share ownership policy, each key executive is expected to own a minimum number of common shares of the Corporation and/or units under the Deferred Share Unit Plan and LTUP. This number was increased during FY2006. The value of the required holding in common shares of the Corporation and/or units under the Deferred Share Unit Plan and LTUP represents 300% of the CEO’s annual salary, 150% for Group Presidents and the CFO and 100% of other executives’ annual salary. The required holding may be acquired over a five-year period from the date of hire or promotion into the executive position. This policy encourages all key executives to hold a meaningful ownership interest in the Corporation to further align management and shareholder interests.

DETERMINATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION

The salary of the President and Chief Executive Officer (“CEO”) is determined in accordance with the Corporation’s salary philosophy and policy and is reviewed and approved annually by the independent members of the Board of Directors. See also Appendix A, “Compensation”.

SHORT-TERM INCENTIVE AWARDS PROGRAM

The Corporation has an executive short-term incentive program. See “Annual Short-Term Incentive Awards”. The short-term incentive program as it pertains to the President and CEO focuses on the attainment of pre-determined economic value creation targets at the Corporation’s consolidated level.

     For FY2006, Mr. R. E. Brown received a short-term incentive award of $1,880,000 based on the short-term incentive formula as described under Annual Short-Term Incentive Awards. The level of achievement was over 200% against the plan performance target, however payment was limited to 200% of the bonus target.

LONG-TERM INCENTIVE AWARDS PROGRAM

The President and CEO is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the Restricted Share Unit Plan, in accordance with the Corporation’s long-term incentive program. Mr. R. E. Brown was granted 1,000,000 options upon joining the Corporation in August 2004. This grant covers a three-year period and vests over that time as follows: 24 months from employment start date, 50%, 36 months from employment start date, 50%. The strike price is indexed upward by 5% for the first vesting and 10.25% for the second vesting. Future grants, issued in accordance with the Long Term Incentive Plan, will take into account the President and CEO’s performance when determining how many new options will be issued.

     In addition, Mr. R. E. Brown was granted 135,000 LTUs and 135,000 RSUs upon joining the Corporation in 2004. He was granted an additional 148,993 LTUs and 148,993 RSUs in May 2005 as part of his FY2006 compensation package.

He is eligible for annual grants based on up to 350% of his base salary.

INDEBTEDNESS OF DIRECTORS AND MANAGEMENT

In accordance with the United States Sarbanes-Oxley Act of 2002 and the past practices of the Corporation, the Corporation does not offer its Directors or executive officers loans. None of the Corporation and its subsidiaries has given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of the Corporation’s Directors or executive officers.

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HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Corporation’s Human Resources Committee was an officer or employee of the Corporation or any of its subsidiaries at any time during FY2006.

     The law firm of Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Corporation in FY2006 and continues to provide such services to the Corporation. The law firm’s fees to the Corporation are less than 2% of the law firm’s annual consolidated gross revenues. Mr. Grant does not provide any such services personally.

     No executive officer of the Corporation serves on the Board of Directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of the Corporation’s Board.

Submitted on behalf of the Human Resources Committee: Lawrence N. Stevenson, Chairman

Brian E. Barents James A. Grant E. Randolph Jayne II Lynton R. Wilson

PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the common shares of the Corporation with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 2001.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Assumes $100 invested in common shares of the Corporation on March 31, 2001. Values are as at March 31 of the specified years and from the S&P/TSX Composite Index, which assumes dividend reinvestment.

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EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated policy-making executives who served as executive officers of the Corporation or its subsidiaries at March 31, 2006 (collectively, “Named Executive Officers”).

Specific aspects of this compensation are dealt with in further detail in the following table:
			ANNUAL COMPENSATION			LONG-TERM COMPENSATION

						AWARDS	PAYOUTS

					SECURITIES UNDER OPTIONS/ SARs GRANTED (#)	SHARES OR UNITS SUBJECT TO RESALE RESTRICTIONS (#)[3]

EMPLOYEE NAME AND				OTHER ANNUAL				ALL OTHER
PRINCIPAL POSITION	YEAR	SALARY	BONUS[1]	COMPENSATION[2]			LTIP PAYOUTS[4]	COMPENSATION[5]

R. E. Brown
President and Chief	2006	$936,700	$1,880,000	$96,339	–	148,993	–	$ 29,610
Executive Officer	2005	$575,000	$1,150,000	$96,187	1,000,000	135,000	–	$4,983

M. Pa rent
Group President,	2006	$365,000	$ 439,500	$27,580	–	–	–	$ 13,707
Simulation Products	2005	$ 58,000	$ 248,350	–	–	–	–	–

J . Roberts	2006	$360,000	$ 439,500	$66,000	77,400	30,142	–	$7,190
Group President,	2005	$312,500	$ 212,436	$93,214	60,300	25,749	–	$8,853
Civil Training and Services	2004	$269,800	$ 57,750	$93,400 [6]	120,100	43,540	–	$5,227

D. W. Campbell	2006	$345,000	$ 420,000	$40,000	58,200	29,717	–	$4,900
Group President, Military	2005	$317,500	$ 215,808	–	56,700	24,220	–	$2,567
Simulation and Training	2004	$305,000	$ 100,902	–	203,500	73,776	–	$4,829

A. Raquepas	2006	$263,000	$ 318,000	$ 25,000	–	–	$ 128,686	$5,000
Vice President, Finance	2005	$181,500	$ 179,550	$41,524	53,300	21,163	$ 24,420	$6,050
and Chief Financial Officer	2004	$157,500	$ 38,303	–	35,400	12,820	–	–

1	Amounts quoted in respect of Messrs. Brown, Parent and Raquepas for FY2005 include appointment bonuses paid in addition to the FY2005 Short-Term Incentive Plan bonus earned in FY2005 and paid in the first quarter of FY2006. Amounts quoted in respect of all named executives for FY2006 represent the FY2006 Short-Term Incentive Plan bonus earned in FY2006 and payable in the first quarter of FY2007.

2	Other Annual Compensation comprises other benefit expenses and allowances paid by the Corporation that aggregate $50,000 or more or 10% of the officer’s salary or bonus.

3	All of the indicated units are FY2004 and FY2005 LTUs – see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2004 and Fiscal 2005 Plans” except in the case of Messrs. Brown and Parent, who hold only FY2005 LTUs. 1,573,759 of these Units were outstanding as at March 31, 2006, with a value of $14,447,108 based on CAE’s closing share price of $9.18 on that date. FY2005 LTUs vest over four years’ time; accelerated vesting happens in limited circumstances (long- term disability, involuntary termination, retirement, take over bid or death). Dividend equivalents are paid on FY2004 and FY2005 LTUs, in the form of incremental units.

4	Revenue indicated represents revenue from the exercise of options by the officers.

5	Amounts quoted represent premiums paid by the Corporation for group term life insurance, health benefits and insurance, and amounts paid in respect of the Named Executive Officer’s participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE common shares of up to 18% of their base salary. Under the plan, the Corporation made a matching contribution on the first $500 contributed and contributes $1 for every $2 on additional employee contributions, to a maximum of 3% of the participant’s base salary.

6	J. Roberts’ Other Annual Compensation amount includes $48,000 in 2004, $48,000 in 2005 and $34,600 in 2006 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003.

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OPTION AND LTIP GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth grants to Named Executive Officers of 2005 LTUs during the financial year ended March 31, 2006.

LTIP – AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR
		PERFORMANCE		PERFORMANCE
	SECURITIES, UNITS	OR OTHER PERIOD UNTIL	SECURITIES, UNITS	OR OTHER PERIOD UNTIL
NAME	OR OTHER RIGHTS (#)[1]	MATURATION OR PAYOUT[2]	OR OTHER RIGHTS (#)[3]	MATURATION OR PAYOUT[4]

		Upon termination
R. E. Brown	148,993	of employment	148,993	16 May, 2008
		Upon termination
M. Parent[5]	–	of employment	–	–
		Upon termination
J. Roberts	30,142	of employment	30,142	16 May, 2008
		Upon termination
D. W. Campbell	29,717	of employment	29,717	16 May, 2008
A. Raquepas	–	–	–	–

1	All of the indicated Units are FY2005 LTUs – see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2005 Plan”.

2	FY2005 LTUs vest over five years; accelerated vesting and payment occurs in the event of long-term disability, involuntary termination, retirement, take over bid or death.

3	All of the indicated units are FY2005 RSUs – see “Report on Executive Compensation – Restricted Share Unit Plan”.

4	FY2005 RSUs automatically pay out after three years provided and to the extent that performance targets are met.

5	In the case of Mr. Parent, 34,929 LTUs and RSUs respectively were granted to him on February 1, 2005 in connection with his joining CAE.

The following table sets forth grants to Named Executive Officers of stock options during the financial year ended March 31, 2006.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
				MARKET VALUE OF
		PERCENT OF TOTAL OPTIONS		SECURITIES UNDERLYING
	SECURITIES UNDER	GRANTED TO EMPLOYEES	EXERCISE OR BASE	OPTIONS ON THE DATE OF
NAME	OPTIONS GRANTED (#)	IN FINANCIAL YEAR	PRICE ($/SECURITY)[1]	GRANT ($/SECURITY)	EXPIRATION DATE

R. E. Brown[2]	-	0%	N/A	N/A	N/A
M. Parent	-	0%	N/A	N/A	N/A
J. Roberts	77,400	13.62%	$5.83	$5.83	May 16, 2011
D. W. Campbell	58,200	10.24%	$5.83	$5.83	May 16, 2011
A. Raquepas	-	0%	N/A	N/A	N/A

1	Options were granted to the Named Executive Officers on May 16, 2005 at an exercise price of $5.83 to purchase common shares of the Corporation. In the case of Mr. Parent, 195,000 options were granted on February 1, 2005 at an exercise price of $4.96 in connection with his taking up employment with CAE. Exercise prices are equal to the closing price of the common shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant. Options were granted to the current President and CEO on June 16, 2004 at exercise prices of $5.89 for the first block of 50% and $6.19 for the second block of 50%, the strike price being indexed upward from then-current market value by 5% for the first block and 10.25% for the second.

2	CEO’s options vest 50% after two years and the remaining 50% after the third year.

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The following table sets forth details of any stock options exercised by Named Executive Officers during the financial year ended March 31, 2006, and the value of remaining exercisable and unexercisable options held by such officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

				VALUE OF UNEXERCISED
			UNEXERCISED OPTIONS AT	IN-THE-MONEY OPTIONS AT
	SECURITIES, ACQUIRED	AGGREGATE VALUE	FY-END (#) EXERCISABLE/	FY-END ($) EXERCISABLE/
NAME	ON EXERCISE (#)	REALIZED ($)	UNEXERCISABLE[1]	UNEXERCISABLE[2]

			EXERCISABLE/UNEXERCISABLE	EXERCISABLE/UNEXERCISABLE

R. E. Brown	0	0	0 / 1,000,000	$0 / $3,140 000
M. Parent	0	0	48,750 / 146,250	$205,725 / $617,175
J. Roberts	0	0	113,375 / 195,425	$359,482 / $731,232
D. W. Campbell	0	0	361,175 / 224,225	$566,710 / $867,426
A. Raquepas	32,175	$128,686	31,250 / 61,425	$0 / $246,161

1	Options were granted on (i) May 8, 2000 at an exercise price of $6.65 per share; (ii) August 21, 2000 at an exercise price of $9.20 per share; (iii) May 14, 2001 at an exercise price of $12.23 per share; (iv) May 13, 2002 at an exercise price of $12.73 per share; (v) May 23, 2003 at an exercise price of $4.13 per share; (vi) May 14, 2004 at an exercise price of $5.45 per share; (vii) June 16, 2004 at $5.89 and $6.19 per share; (viii) February 1, 2005 at an exercise price of $4.96 per share; (ix) February 14, 2005 at an exercise price of $5.20 per share; and (x) May 16, 2005 at an exercise price of $5.83 per share. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth anniversary of the date of the grant, save and except for the options granted to the current President and CEO which vest in accordance with the schedule defined in the “Long Term Incentive Awards Program” section. Share prices are adjusted for the July 9, 2001 stock dividend. The Corporation did not price downward any options held by any Named Executive Officers.

2	Options are in-the-money if the market value of the common shares covered by the options is greater than the option exercise price. The closing price of CAE’s common shares on the TSX on March 31, 2006 was $9.18.

PENSION BENEFITS

The Named Executive Officers are members of CAE’s non-contributory defined benefit pension plan and a supplementary executive retirement arrangement. The amounts payable under these arrangements are based on “average annual earnings” where “average annual earnings” is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

     The Corporation is obligated to fund or provide security to ensure payments under the supplementary executive retirement arrangement upon retirement of the executive. The Corporation has elected to provide security by facilitating the acquisition of letters of credit by a trust fund established for those executives who had retired on or before March 31, 2006.

     The following table shows estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average earnings.

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EXECUTIVE OFFICER PENSION PLAN TABLE
			YEARS OF SERVICE[1]

AVERAGE ANNUAL EARNINGS	15	20	25	30	35

300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000

1	The supplementary executive retirement arrangement for officers provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of “average annual earnings” for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. The benefits listed in the table are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Quebec Pension Plan amounts. R. E. Brown’s pensionable service is calculated as 1.5 times continuous service.

The credited years of pensionable service as at March 31, 2006 for the Named Executive Officers who are members of the executive pension plan and supplementary executive retirement arrangement are:

NAME	R. E. BROWN	M. PARENT	J. ROBERTS	D. W. CAMPBELL	A. RAQUEPAS

Credited years of pensionable
service – March 31, 2006	2.50	1.17	2.67	5.58	5.50

AGREEMENTS WITH EXECUTIVE OFFICERS

The terms and conditions, including dollar amounts, of any employment contract between CAE or its subsidiaries and a Named Executive Officer are as set out in this section of the Information Circular detailing Executive Compensation.

     The Corporation is a party to agreements with ten executive officers, including the Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of the Corporation where either (i) the executive’s employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a period of 60 days after one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer; starting August 1, 2007, this reduces by one month for each month of service accrued thereafter) of annual compensation (payable as a lump sum), credited service for the purposes of any pension or retirement income plans, vesting of and payment for long-term incentive deferred share units and extension of the exercise period for stock options within parameters consistent with the foregoing.

     A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of the Corporation; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of the Corporation’s market capitalization.

COMPENSATION OF DIRECTORS

Directors of the Corporation receive an annual retainer fee of $50,000, of which $20,000 is paid in DSUs. In addition, each Committee member, except for the Chairman, receives an annual Committee retainer fee of $10,000. Each member of the Executive Committee is entitled to a fee of $1,000 per meeting, but no annual retainer. The Chairman of the Audit Committee receives an annual retainer of $25,000; the Chairmen of each of the Governance and Human Resources Committees also receive an additional annual retainer of $10,000. L. R. Wilson receives $200,000 annually for serving as the Chairman of the Board and for service as a Director and Committee member. Directors are reimbursed out-of-pocket expenses incurred in attending meetings.

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     Under the Deferred Share Unit Plan for Non-Employee Directors, a non-employee Director holding less than 20,000 common shares and/or units under the Deferred Share Unit Plan of the Corporation receives the retainer and attendance fees in the form of DSUs. A non-employee Director holding at least 20,000 common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. A DSU is equal in value to one common share of the Corporation and accrues dividend equivalents payable in additional units in an amount equal to dividends paid on outstanding CAE common shares. DSUs mature upon the termination of service, whereupon a Director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each loss and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States; $500,000 for security suits brought in Canada). The Corporation paid an insurance premium for this coverage of $720,000 for the 12 months commencing October 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (including any Director or executive officer) of the Corporation, any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation and of its subsidiaries are performed by the Directors or executive officers of the Corporation or of the subsidiary.

AUDITOR INDEPENDENCE

PricewaterhouseCoopers LLP (“PwC”) is the auditor of the Corporation. PwC provides tax, financial advisory and other audit-related services to the Corporation and its subsidiaries. The Audit Committee of the Corporation’s Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The following chart shows all fees paid to PwC by the Corporation and its subsidiaries in the most recent and prior fiscal years.

FEE TYPE		2006		2005

			($ MILLIONS)

1.	Audit services	2.3		2.3
2.	Audit-related services	0.3		0.7
3.	Tax services	0.6		0.3

		3.2		3.3

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PWC in connection with statutory and regulatory filings.

2.	Audit-related fees are comprised of fees relating to work performed in connection with the Corporation’s divestitures.

3.	Tax fees are related to tax compliance support.

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OTHER MATTERS

The management of the Corporation is aware of no business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

To propose any matter for a vote by the shareholders at an annual meeting of the Corporation, a shareholder must send a proposal to the Vice President, Legal, General Counsel and Corporate Secretary at the Corporation’s office at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for the Corporation’s 2007 annual meeting must be received no later than February 16, 2007. The Corporation may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by the Corporation subsequent to the deadline noted above.

GENERAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Vice President, Legal, General Counsel and Corporate Secretary of the Corporation:

1.	one copy of the latest Annual Information Form of the Corporation together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

2.	one copy of the 2006 Annual Report to Shareholders containing comparative financial statements of the Corporation for fiscal 2006, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and

3.	one copy of this Information Circular.

All such documents may also be accessed on CAE’s web site (www.cae.com). Additional financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

DATED at Montreal, this 17th day of May, 2006 Hartland J. A. Paterson Vice President, Legal, General Counsel and Corporate Secretary

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APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As a Canadian reporting issuer with common shares listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices are required to meet applicable rules adopted by the Canadian Securities Administrators (CSA) and of the United States Securities and Exchange Commission (SEC), as well as provisions of the rules of the NYSE and of the Sarbanes-Oxley Act of 2002 (SOX). The Board and its Corporate Governance Committee continue to monitor the governance reforms in Canada and the United States, and to implement changes to the Corporation’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. Last year, the Corporation made its Statement of Corporate Governance Practices with reference to the Guidelines of the Toronto Stock Exchange (TSX), which have since been replaced by CSA rules.

     Most of the NYSE’s corporate governance listing standards are not mandatory for the Corporation as a non-US company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s web site (www.cae.com), the Corporation is in compliance with the NYSE requirements in all significant respects. The Corporation also complies with the applicable provisions of SOX and the rules adopted by the SEC pursuant to that Act which it is currently obliged to be in compliance with and as well the Corporation is actively engaged in preparing for further SOX compliance steps required next year.

     CAE, throughout its nearly 60 years of operations, has maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor all regulatory developments in corporate governance and will take appropriate action in response to any new standards that are established.

     The Board of Directors of the Corporation has determined that it is comprised of independent Directors, except for the President and Chief Executive Officer, as defined under the listing requirements of the NYSE and as described herein pursuant to the CSA rules, and taking into account all relevant facts and circumstances. The Board of Directors has a non-executive Chairman. With the exception of the Executive Committee of the Board, Mr. R. E. Brown does not sit on Board Committees, and all Committees are composed of independent Directors only.

     Directors are informed of the business of the Corporation through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees.

The Committees of the Board of Directors of the Corporation are:

  the Audit Committee (which held five meetings in fiscal 2006; 88% aggregate Director attendance);
  the Executive Committee (no meetings were held in fiscal 2006);
  the Corporate Governance Committee (which held four meetings in fiscal 2006; 88% aggregate Director attendance); and
  the Human Resources Committee (which held five meetings in fiscal 2006; 96% aggregate Director attendance).

During fiscal 2006, the Board of Directors held seven meetings (94% aggregate Director attendance).

Documents and information that are stated in this appendix to be available on CAE’s web site can be found at www.cae.com/Corporate-Governance. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out in this Information Circular.

THE BOARD OF DIRECTORS

The Board of Directors of the Corporation is responsible for choosing the Corporation’s Chief Executive Officer and for supervising the management of the business and affairs of the Corporation, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to the Corporation’s strategic direction,

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business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

     The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with the Corporation’s business.

     The Board of Directors oversees the identification of the principal risks of the business of the Corporation and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

     In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of the Corporation and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or to a Committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors.

     Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

SUCCESSION PLANNING AND PERFORMANCE MONITORING

The Board of Directors has delegated to its Human Resources Committee initial responsibility to review the Corporation’s processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives except for the President and Chief Executive Officer. The Board reviews and assesses the performance of the President and Chief Executive Officer of the Corporation, as well as the quality and effectiveness of the senior management team. Based upon that review, the Human Resources Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer. See also “Compensation”.

COMPOSITION AND INDEPENDENCE OF THE BOARD

The Board has determined that 12 of the 13 nominees for election as Directors of the Corporation are independent within the meaning of National Instrument 58-101 and the NYSE rules; as CAE’s President and Chief Executive Officer, Mr. R. E. Brown, is not considered to be independent within that meaning. Certain of the Corporation’s Directors are partners in or officers of entities that provide financial, legal or other services to the Corporation and/or its subsidiaries. The Board considers these Directors to be independent because:

  such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board;
  no such service is considered material to the Corporation or its subsidiaries, and could be sourced from other suppliers of a similar quality standard;
  no such Director provides any of such services personally; and
  the amount of fees received by any such entity for services to the Corporation or its subsidiaries is not material to such entity.

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INDEPENDENT DIRECTORS’ MEETINGS

The independent Directors meet separately at each regularly scheduled meeting of the Board of Directors—six times during FY2006. Their meetings are chaired by the non-executive Chairman. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

INDEPENDENT CHAIR

Mr. L. R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. Correspondence to the independent Directors may be sent to the attention of Mr. L. R. Wilson, at CAE’s address listed under “Special Business of the Meeting” in this Information Circular.

The Board and its Committees are also able to retain and meet with external advisors and consultants.

BOARD SIZE

The Board of Directors is of the view that its size (13 members) is conducive to efficient decision-making.

BOARD MANDATE

The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of CAE with the objective of enhancing the Corporation’s value.

     The Board Mandate, the text of which can be found in Appendix D of this Information Circular, sets out the responsibilities to be discharged by the Board.

POSITION DESCRIPTIONS

In addition, the Board has adopted position descriptions for the Chairman and the Committee Chairs, which are available on CAE’s web site (www.cae.com).

     The Committee Chair position description sets out the responsibilities and duties of the Chair of each Committee in guiding the Committee in the fulfillment of its duties.

     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Governance Committee and the Board of Directors. The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to maximizing the Corporation’s value. It also provides that the President and Chief Executive Officer is accountable to the Board for, amongst other things: formulating and executing business strategies; overseeing CAE’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.

     In addition, the Human Resources Committee reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Human Resources Committee also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.

ORIENTATION AND CONTINUING EDUCATION

The Governance Committee is responsible for overseeing and making recommendations to the Board regarding the orientation of new Directors and to establish procedures for, and approve and ensure an appropriate orientation program for new Directors. New Directors meet with the Corporation’s executive officers, including the CEO and CFO, to discuss the Corporation’s expectations of its Directors and to discuss the Corporation’s business and strategic plans. New Directors also review the Corporation’s current business plan, detailed agendas and materials of previous Board meetings. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. Due to the experience level of the Corporation’s board of director members, no formal continuing education program is believed to be required at this time but the Governance Committee will monitor both external developments and the board’s composition to determine whether such a program may become useful in the future.

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     New Directors of the Corporation receive an induction package comprising information on the Corporation, its Code of Business Conduct, the Board Member’s Code of Conduct and other relevant materials and executive briefing sessions. The Board also receives presentations from senior management on the Corporation’s performance and issues relevant to the business of the Corporation, the industry and the competitive environment in which it operates.

COMPENSATION

The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks and responsibilities involved in being an effective Director.

     As indicated above, the Human Resources Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee. The Human Resources Committee is also responsible for the administration of the Corporation’s executive pension plans, the monitoring of the Corporation’s pension fund investments and for management development and succession planning. The Human Resources Committee consists of L. N. Stevenson (Chairman), B. E. Barents, J. A. Grant, E. R. Jayne II and L. R. Wilson.

     During FY2006, the Human Resources Committee retained the services of Towers Perrin HR Consulting to assist the committee in its assessment of CAE executive compensation.

ETHICAL BUSINESS CONDUCT

The Corporation has a Code of Business Conduct that governs the conduct of CAE’s officers, employees, contractors and consultants, as well as a Board Member’s Code of Conduct that governs the conduct of CAE’s Directors. The Code of Business Conduct and the Board Member’s Code of Conduct are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of the Corporation. See also “Committees – Governance Committee”. The Corporation has launched a third-party whistleblower reporting service to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports, the Board or Audit Committee may receive from management or the whistleblower service, the Governance Committee receives an annual report from management on the Corporation’s compliance with the Code of Business Conduct.

COMMITTEES

Each of the Committees of the Board of Directors is currently composed entirely of independent Directors, except the Executive Committee (two of the three members of which are independent Directors).

EXECUTIVE COMMITTEE

During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any limitations which the Board of Directors may from time to time impose and limitations provided by statute and the Corporation’s by-laws, exercise all of the powers of the Board in the management and direction of the operations of the Corporation. The members of the Executive Committee are R. E. Brown, L. R. Wilson (Chairman), and J. A. Grant.

     Current mandates for each of the Committees as well as the Corporations’s Corporate Governance Guidelines are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of the Corporation.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for reviewing the effectiveness of the Board and the Corporation’s corporate governance system. As part of this broad mandate, duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and monitoring that the Corporation’s Code of Business Conduct is implemented throughout the Corporation; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including the number and content of meetings and the annual schedule of issues for the consideration of the

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Board of Directors and its Committees; (iv) reviewing the size and composition of the Board of Directors; (v) establishing selection criteria for Board members; (vi) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (vii) assessing the adequacy and form of compensation of Directors; and (viii) reviewing and approving the Corporation’s Donation policy. The Governance Committee uses the following process to select and nominate directors: it identifies desirable skill sets, industry experience, relationships and other attributes that would assist the Board of Directors in the conduct of its responsibilities and also further the Corporation’s interests. The Governance Committee reviews with the Chairman, CEO and other Directors possible candidates, including the existing members of the Board of Directors, which may meet some or all of such attributes. The Chairman and other Directors may then approach potential candidates not already serving as Directors to determine their availability and interest in serving on the Corporation’s Board, and will interview those interested to determine their suitability for nomination. The potential nomination of any new Director is then reviewed with other members of the Board of Directors before a final determination to nominate them is made. The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and its Committees. This Committee is responsible for the Statement of Corporate Governance Practices included in this Proxy Information Circular. The Governance Committee monitors best practices among major North American companies to help ensure CAE continues to meet high standards of corporate governance.

     The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring compliance with the Board Member’s Code of Conduct.

     The members of the Governance Committee of the Board are A. S. Fell (Chairman), H. G. Emerson, J. F. Hankinson, R. Lacroix, and L. R. Wilson, all of whom are independent Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange–related services to the Corporation in FY2006 and continues to provide such services to the Corporation. The Bank’s fees to the Corporation are less than 2% of the Bank’s annual consolidated gross revenues.

     The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. All Committees may engage outside advisors at the expense of the Corporation.

AUDIT COMMITTEE

The Audit Committee is responsible for the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

     SEC rules require the Corporation to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The rules define an “audit committee financial expert” to be a person who has:

  an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
  an understanding of internal controls and procedures for financial reporting; and
  an understanding of audit committee functions.

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One Audit Committee member, Mr. J. F. Hankinson, has been determined by the Board to be an “audit committee financial expert” as defined by the SEC.

     The SEC rules also require that each member of Audit Committee be independent. In order to be considered independent for these purposes, a member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors or any other Committee:

  accept any consulting, advisory or other compensatory fee from CAE or any subsidiary thereof; or
  be an affiliated person of CAE or any subsidiary thereof.

All of the Audit Committee members are “independent” as defined by the SEC and NI 58-101.

     The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the processes for identifying and managing financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of the Corporation, including the annual and interim consolidated financial statements, the Interim Management’s Discussion and Analysis, the Annual Information Form and Management’s Discussion and Analysis contained in the annual report.

     The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations.

     The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee meets regularly, without management present, with the internal auditors and external auditors to discuss and review specific issues as appropriate.

The Audit Committee consists of J. F. Hankinson (Chairman), J. A. Craig, Paul Gagné and J. W. McCutcheon.

ASSESSMENT OF DIRECTORS

The Governance Committee has the mandate and responsibility to review, on a periodic basis, the performance and effectiveness of the Directors as a whole, and each individual Director.

     The Governance Committee annually assesses and provides recommendations to the Board on the effectiveness of the Committees and the contributions of the Directors. The Committee annually surveys Directors to provide feedback on the effectiveness of the Board and its Committees. The Governance Committee may then recommend changes based upon such feedback to enhance the performance of the Board and its Committees.

COMMUNICATION POLICY

The disclosure policy and procedures of the Corporation are reviewed periodically by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. The Corporation has a Global Communications and Investor Relations Department that responds to investor inquiries. The Corporation’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and web site (www.computershare.com) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides information on its business on CAE’ web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov/edgar respectively.

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APPENDIX B

SUMMARY OF THE PRINCIPAL TERMS OF THE RIGHTS PLAN

This summary is qualified in its entirety by reference to the text of the Rights Plan which is available upon request from the Secretary of the Corporation at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 (telephone number [514] 734-5779 and facsimile number [514] 340-5530). Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

ISSUE OF RIGHTS

The Corporation issued one right (a “Right”) in respect of each common share outstanding at the close of business on March 7, 1990 (the “Record Time”). The Corporation will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

RIGHTS CERTIFICATES AND TRANSFERABILITY

Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

EXERCISE OF RIGHTS

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $100 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board of Directors.

     Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Corporation (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

DEFINITION OF “ ACQUIRING PERSON”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

DEFINITION OF “BENEFICIAL OWNERSHIP”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

1.	owns the securities in law or equity; and

2.	has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

1.	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

2.	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

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3.	such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of investment funds for others, as long as that person:

	a)	holds those common shares in the ordinary course of its business for the account of others;

	b)	holds not more than 30% of the common shares; and

	c)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

4.	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

DEFINITION OF “SEPARATION TIME”

Separation Time occurs on the tenth business day after the earlier of:

1.	the first date of public announcement that a Flip-In Event has occurred;

2.	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

3.	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

DEFINITION OF “EXPIRATION TIME”

Expiration Time occurs on the date being the earlier of:

1.	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

2.	the date immediately after the Corporation’s annual meeting of shareholders to be held in 2006.

DEFINITION OF A “FLIP-IN EVENT”

A Flip-In Event occurs when a person becomes an Acquiring Person.

     Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

DEFINITION OF “PERMITTED BID”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

1.	the bid is made to all registered holders of common shares (other than common shares held by the Offeror) on identical terms and conditions;

2.	the Offeror agrees that no common shares will be taken up or paid for under the bid for 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

3.	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before its expiry; and

4.	if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

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DEFINITION OF “COMPETING BID” A Competing Bid is a take-over bid that:

1.	is made while another Permitted Bid is in existence; and

2.	satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made.

DEFINITION OF “PERMITTED LOCK-UP AGREEMENT”

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

1.	(i) no limit on the right of the Locked-up Persons to withdraw its common shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii) limits such right to withdraw its common shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original take-over bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid, and the Competing Bid (or other transaction) is made for the same number of common shares as the original take-over bid; and

2.	for no “break-up” fee or “top-up” fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take- over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons in the event that the original take-over bid is not successfully completed or if any Locked-up Person fails to tender their common shares under the original take-over bid.

REDEMPTION OF RIGHTS

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

WAIVER

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the shareholders of the Corporation.

     The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

TERM OF THE RIGHTS PLAN

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation’s annual meeting of shareholders to be held in 2009.

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AMENDING POWER

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

RIGHTS AGENT

Computershare Trust Company of Canada.

RIGHTSHOLDER NOT A SHAREHOLDER

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Corporation.

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APPENDIX C

RIGHTS PLAN RESOLUTION “Be it resolved that:

1.	The renewal of the shareholder protection rights plan agreement between the Corporation and Computershare Trust Company of Canada (the “Rights Plan”), a summary of which is set forth in Appendix B to the accompanying proxy information circular, is hereby approved.

2.	Any one officer or Director of the Corporation be and is hereby authorised and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.”

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APPENDIX D

CAE INC. BOARD MANDATE

CAE INC. BOARD OF DIRECTORS’ RESPONSIBILITIES

Management is responsible for the management of the Company. The Board is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to, management.

In fulfilling its mandate, the Board shall, among other things:

MANDATE

The Board shall act in the best interest of the Company.

COMMITTEES

The Board will maintain an Audit Committee, a Human Resources Committee and a Governance Committee, each comprised entirely of independent directors. The Board may also maintain an Executive Committee. The Board may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee. The independent directors will periodically, as they see fit, hold meetings without management.

STRATEGY

The Board will maintain a strategic planning process and annually approve a strategic plan that takes into account, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.

CORPORATE GOVERNANCE

Corporate Governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s annual report and management proxy circular.

     The Board periodically reviews a Disclosure Policy for the Company that, inter alia: addresses how the Company shall interact with shareholders, analysts and the public and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its website, and they in turn can provide feedback to the Company in a number of ways, including email.

     The Board, through its Audit Committee, monitors the integrity of the Company’s internal controls and management information systems.

     The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices generally.

The Board periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

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AUDIT, FINANCE AND RISK MANAGEMENT

The Board authorizes the Audit Committee to assist the Board in overseeing:

(i)	the integrity and quality of the Company’s financial reporting and systems of internal control and risk management;

(ii)	the Company’s compliance with legal and regulatory requirements;

(iii)	the qualifications and independence of the Company’s external auditors; and

(iv)	the performance of the Company’s internal accounting function and external auditors.

SUCCESSION PLANNING

The Board develops, upon recommendation of the Human Resources Committee, and monitors a succession plan for senior officers of the Company.

OVERSIGHT AND COMPENSATION OF MANAGEMENT

The Board considers recommendations of the Human Resources Committee with respect to:

(i)	the appointment and compensation of senior officers of the Company at the level of Vice President and above;

(ii)	the compensation philosophy for the Company generally;

(iii)	the adoption of any incentive compensation and equity based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which officers are or may be eligible to participate, and;

(iv)	the Company’s retirement policies and special cases.

The Board communicates to the CEO and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the CEO’s position description and objectives and his performance against these objectives.

ENVIRONMENTAL AND SAFETY MATTERS

The Board approves Health & Safety and Environmental policies and procedures and reviews any material issues relating to environmental and safety matters and management’s response thereto.

DIRECTORS’ QUALIFICATIONS, COMPENSATION, EDUCATION AND ORIENTATION

The Board, through the Corporate Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new Directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent.

     The Board, through the Corporate Governance Committee, develops a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its Committees and the contributions that individual Directors are expected to make, and develops a program of continuing education if needed for Directors.

     The Board considers recommendations of the Corporate Governance Committee with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director of the Company.

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ASSESSMENT OF BOARD AND COMMITTEE EFFECTIVENESS

The Board considers recommendations of the Corporate Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the Committees of the Board and the contribution of individual Directors, which assessments shall be made annually. These results are assessed by the Chairman of the Board and/or the Chairman of the Corporate Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The number of Directors permits the Board to operate in a prudent and efficient manner.

PENSION PLANS

The Board is responsible to oversee the management of the Company’s pension plans and does this through its Human Resources Committee.

OUTSIDE ADVISERS

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Chairman of the Board, and have access to the advice and services of the Company’s Secretary, who is also the Vice President, Legal and General Counsel.

May 17, 2006

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